File No. 812-15198

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO

SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940 AND AN ORDER OF
EXEMPTION PURSUANT TO SECTION 17(b) OF THE INVESTMENT COMPANY ACT OF
1940 FROM SECTION 17(a) THEREOF

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

THE GUARDIAN SEPARATE ACCOUNT A

THE GUARDIAN SEPARATE ACCOUNT B
THE GUARDIAN SEPARATE ACCOUNT C

THE GUARDIAN SEPARATE ACCOUNT D

THE GUARDIAN SEPARATE ACCOUNT E

THE GUARDIAN SEPARATE ACCOUNT F
THE GUARDIAN SEPARATE ACCOUNT K
THE GUARDIAN SEPARATE ACCOUNT M
THE GUARDIAN SEPARATE ACCOUNT N

THE GUARDIAN SEPARATE ACCOUNT Q

THE GUARDIAN SEPARATE ACCOUNT R

GUARDIAN VARIABLE PRODUCTS TRUST

PARK AVENUE INSTITUTIONAL ADVISERS LLC

10 Hudson Yards

New York, New York 10001

Notice and Order to:	Communications and Copies of Notice and Order to:
Richard T. Potter Senior Vice President, Counsel and Assistant Corporate Secretary The Guardian Insurance & Annuity Company, Inc. 10 Hudson Yards New York, New York 10001	Stephen E. Roth, Esq. Cynthia R. Beyea, Esq. Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, D.C. 20001-3980

Dated: February 8, 2021

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of:

The Guardian Insurance & Annuity Company, Inc.
The Guardian Separate Account A

The Guardian Separate Account B
The Guardian Separate Account C

The Guardian Separate Account D

The Guardian Separate Account E

The Guardian Separate Account F
The Guardian Separate Account K
The Guardian Separate Account M

The Guardian Separate Account N

The Guardian Separate Account Q

The Guardian Separate Account R

Guardian Variable Products Trust

Park Avenue Institutional Advisers LLC

10 Hudson Yards

New York, New York 10001

File No. 812-15198

AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF

THE INVESTMENT COMPANY ACT OF 1940 AND AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE
INVESTMENT COMPANY ACT OF 1940 FROM SECTION 17(a) THEREOF

The Guardian Insurance & Annuity Company, Inc. (“Guardian” or the “Company”), The Guardian Separate Account A, The Guardian Separate Account B, The Guardian Separate Account C, The Guardian Separate Account D, The Guardian Separate Account E, The Guardian Separate Account F, The Guardian Separate Account K, The Guardian Separate Account M, The Guardian Separate Account N, The Guardian Separate Account Q, and The Guardian Separate Account R (collectively, the “Separate Accounts,” and together with Guardian, the “Section 26 Applicants”) request pursuant to this amended and restated application (this “Application”) that the Securities and Exchange Commission (“Commission”) issue an order pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), approving the substitution of shares of 35 investment portfolios (each, an “Existing Portfolio,” and collectively, the “Existing Portfolios”) of multiple registered investment companies with shares of 19 investment portfolios (each, a “Replacement Portfolio,” and collectively, the “Replacement Portfolios”) of Guardian Variable Products Trust1 (the “Trust”), under certain variable life insurance policies and variable annuity contracts (each, a “Contract,” and collectively, the “Contracts”) funded through the Separate Accounts.2 The Existing Portfolios and Replacement Portfolios, or any combination thereof, are referred to herein as the “Portfolios.” The proposed substitutions are each referred to herein as a “Substitution” and collectively referred to as the “Substitutions.”3

1 File Nos. 333-210205; 811-23148.

2 See Sections I.B. and I.C., infra, for a description of the Separate Accounts and the Contracts, respectively.

3 See Sections IV.A., infra, for Table IV.A. listing the Existing Portfolios and corresponding Replacement Portfolios.

Park Avenue Institutional Advisers LLC (“Park Avenue”), an affiliate of the other Applicants (as defined below), serves as the investment adviser of each Replacement Portfolio.

Park Avenue and the Trust have engaged sub-advisers to manage the assets of 14 Replacement Portfolios on a day-to-day basis. Those sub-advisers are: (i) AllianceBernstein, L.P.; (ii) ClearBridge Investments, LLC; (iii) Columbia Management Investment Advisers, LLC; (iv) FIAM LLC; (v) J.P. Morgan Investment Management, Inc.; (vi) Lazard Asset Management LLC; (vii) Massachusetts Financial Services Company; (viii) Putnam Investment Management, LLC; (ix) Wellington Management Company; and (x) Wells Capital Management Incorporated. Other than in their roles as sub-advisers for series of the Trust, the sub-advisers listed above are unaffiliated with Park Avenue, the Trust, and the other Applicants.

The Section 26 Applicants, the Trust, and Park Avenue (collectively, the “Section 17 Applicants”) also request an order from the Commission pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the Substitutions by redeeming securities issued by the Existing Portfolios wholly or partly in-kind and using the portfolio securities received from the Existing Portfolios to purchase securities issued by the corresponding Replacement Portfolios.

All applicants to this Application may also be collectively referred to herein as the “Applicants.”

I.	DESCRIPTION OF GUARDIAN, THE SEPARATE ACCOUNTS AND THE CONTRACTS

A.	Guardian

Guardian, on its own behalf and on behalf of the Separate Accounts, proposes to exercise its contractual right to substitute underlying funds currently available under the Contracts for different underlying funds. Guardian is a stock life insurance company incorporated in the State of Delaware in 1970. Guardian is the issuer of the Contracts and is licensed to conduct an insurance business in all fifty states of the United States and the District of Columbia. Guardian had total admitted assets (on a statutory basis) of over $13.5 billion as of September 30, 2020. For purposes of the 1940 Act, Guardian is the “depositor” and “sponsor” of the Separate Accounts, as those terms have been interpreted by the Commission with respect to variable insurance separate accounts.

Guardian is wholly-owned by The Guardian Life Insurance Company of America (“Guardian Life”), a mutual life insurance company organized in the State of New York in 1860. As of September 30, 2020, Guardian Life had total admitted assets (on a statutory basis) in excess of $66.2 billion. Guardian Life does not issue the Contracts and does not guarantee any benefits provided under the Contracts.

B.	The Separate Accounts

Each Separate Account is a “separate account” as defined in Section 2(a)(37) of the 1940 Act and Rule 0-1(e) under the 1940 Act, and is registered with the Commission as a unit investment trust under the 1940 Act as follows:

Separate Account	1940 Act File No.
The Guardian Separate Account A	811-03323
The Guardian Separate Account B	811-04303
The Guardian Separate Account C	811-05679
The Guardian Separate Account D	811-05880
The Guardian Separate Account E	811-08057
The Guardian Separate Account F	811-09965
The Guardian Separate Account K	811-08736
The Guardian Separate Account M	811-08357
The Guardian Separate Account N	811-09725
The Guardian Separate Account Q	811-21084
The Guardian Separate Account R	811-21438

Each Separate Account was established by the Board of Directors of the Company under the laws of the State of Delaware.

The assets of the Separate Accounts support the Contracts and interests in the Separate Accounts offered through such Contracts. Guardian is the legal owner of the assets in the Separate Accounts. The assets of the Separate Accounts may not be chargeable with liabilities arising out of any other business of Guardian.

The Separate Accounts are segmented into subaccounts, and each subaccount invests in an underlying registered open-end management investment company or series thereof, such as each of the Existing Portfolios. Each subaccount’s income, gains, and losses, whether or not realized, are credited to or charged against the amounts allocated to that subaccount in accordance with the terms of the Contracts without regard to other income, gains, or losses of the remaining subaccounts or of Guardian.

C.	The Contracts

The Contracts are variable annuity contracts and flexible premium or modified scheduled premium variable life insurance policies. The variable life insurance Contracts provide for the accumulation of values on a variable basis, fixed basis, or indexed basis, throughout the insured’s life or the insureds’ lives, and the payment of a death benefit upon the death of the insured(s). The variable annuity Contracts provide for the accumulation of values on a variable basis, fixed basis, or both, during the accumulation period, and provide settlement or annuity payment options on a variable or fixed basis during the annuitization period. The variable annuity Contracts also provide for the payment of death benefits during the accumulation period. All Contract guarantees, such as death benefits, annuity payments, and benefits under Living Benefit Riders (as defined below) are guaranteed solely by the financial strength and claims-paying ability of Guardian.

For so long as a variable life insurance Contract remains in force, or a variable annuity Contract has not yet been annuitized, a Contract owner may invest all or part of their premium payments in, and transfer accumulated value among, the variable investment options (i.e., the subaccounts) under their Contracts, subject to certain restrictions (as set forth in the prospectuses for the Contracts), as well as any available fixed or indexed interest investment options in the case of certain Contracts. A variable annuity Contract owner who has elected a variable annuity payout option may also make transfers among available subaccounts during the annuitization period. Contract owners may perform transfers by submitting a transfer request to Guardian.

As disclosed in the Contracts’ prospectuses, Guardian imposes or reserves the right to impose certain limitations on transfers among subaccounts. Currently, Guardian does not impose fees on transfers or expressly limit the number or frequency of transfers among subaccounts. However, among other restrictions, Guardian reserves the right under certain Contracts to limit the number of transfers that may be permitted during a given period of time and to impose a transfer fee of up to $25 per transfer. Also, Guardian imposes or may impose limits on the total number of subaccounts to which a Contract owner may allocate Contract value. In addition, Guardian has adopted market timing policies and procedures under the Contracts that may operate to limit transfers. To the extent a Contract owner utilizes an automatic transfer program (e.g., dollar cost averaging), the operation and limits of the automatic transfer program are disclosed in the applicable Contract’s prospectus.

Certain Contracts make or made available guaranteed living benefit riders (each, a “Living Benefit Rider,” and collectively, the “Living Benefit Riders”). The terms of certain Living Benefit Riders include investment restrictions that limit the available investment options to identified allocation models consisting of a specified selection of investment options. A Contract owner with a Living Benefit Rider that has investment restrictions may transfer Contract value by reallocating all of his or her Contract value to a different allocation model under the rider or, depending on the terms of the rider, by reallocating his or her Contract value within the parameters of the allocation model.

Each variable life insurance Contract is registered under the Securities Act of 1933, as amended (the “1933 Act”) on Form N-6 or S-6 and each variable annuity Contract is registered under the 1933 Act on Form N-4. Each Contract has particular fees, charges, and investment options, as described in the Contracts’ respective prospectuses. As set forth in the prospectuses for the Contracts, each Contract provides that Guardian reserves the right to substitute shares of the funds in which the Separate Accounts invest for shares of any funds already held or to be held in the future by the Separate Accounts.

The table below lists the Contracts for which one or more underlying investment options will be substituted by the proposed Substitutions.

TABLE I.C.

Separate Account (1940 Act File No.)	1933 Act File No.	Contract Name	Contract Id. No.
The Guardian Separate Account A (811-03323)	002-74906*	Value Guard II Individual and Group Deferred Variable Annuity	C000023889

The Guardian Separate Account B (811-04303)	002-97765*	Value Plus (Single Premium Variable Life)	C000023890

The Guardian Separate Account C (811-05679)	033-25153*	Select Guard (Annual Premium VLI)	C000023897

The Guardian Separate Account D (811-05880)	033-31755	The Guardian Investor Individual Variable Annuity	C000023900
	033-35696*	The Guardian Investor Group Variable Annuity	C000023901

The Guardian Separate Account E (811-08057)	333-21975	The Guardian Investor Retirement Asset Manager Variable Annuity	C000023902

The Guardian Separate Account F (811-09965)	333-38292*	The Guardian C+C Variable Annuity	C000023935
	333-119629*	The Guardian CxC Variable Annuity	C000023934

The Guardian Separate Account K (811-08736)	033-83412*	Park Avenue Life – 95	C000023951
	333-32101*	Park Avenue Life – 97	C000023952
	333-43682*	Park Avenue Life Millennium Series	C000023953

The Guardian Separate Account M (811-08357)	333-35681*	Park Avenue VUL	C000023954

The Guardian Separate Account N (811-09725)	333-35350*	Park Avenue Life Millennium Series (SVUL)	C000023956
	333-92475*	Park Avenue Life Millennium Series (VUL)	C000023955
	333-126483*	Flexible Solutions VUL	C000023957
	333-148736*	Flexible Solutions VUL – Gold Series	C000061981
	333-188304*	Flexible Solutions VUL III	C000129050
	333-151073*	Executive Benefits VUL	C000066469
	333-222952	Flexible Solutions VUL (2018)	C000200090

The Guardian Separate Account Q (811-21084)	333-87468*	Guardian Investor Income Access Variable Annuity	C000024017

The Guardian Separate Account R (811-21438)	333-109483*	The Guardian Investor Asset Builder Variable Annuity	C000023936
	333-153839	The Guardian Investor Variable Annuity – L Series	C000072167
	333-153840	The Guardian Investor Variable Annuity – B Series	C000072168
	333-179997	Guardian Investor II Variable Annuity – B&L Series	C000114265
	333-187762	The Guardian Investor ProFreedom	C000127699
Variable Annuity (B Share)
	333-193627	The Guardian Investor ProFreedom	C000139698
Variable Annuity (C Share)
	333-187762	The Guardian Investor ProStrategies	C000127700
Variable Annuity (I Share)

*Registration statement that is no longer updated in reliance upon the Commission’s enforcement position related to discontinued variable contracts, effective July 1, 2020. See Updated Disclosure Requirements and Summary Prospectus for Variable Annuity and Variable Life Insurance Contracts, Release Nos. 33–10765, 34–88358, IC–33814 (Mar. 11, 2020).

II.	THE EXISTING PORTFOLIOS

The Section 26 Applicants are seeking an order pursuant to Section 26(c) of the 1940 Act approving the substitution of shares of the Existing Portfolios held by the Separate Accounts with the corresponding shares of the Replacement Portfolios. Provided below is information regarding the Existing Portfolios that will be replaced by the proposed Substitutions. All shares of the Existing Portfolios utilized as investment allocation options under the Contracts will be replaced through the proposed Substitutions.

TABLE II

Existing Portfolio	Share Class Owned by the Separate Accounts	Investment Adviser

AB Variable Products Series Fund, Inc. (File Nos. 811-05398; 033-18647)

AB VPS Growth and Income Portfolio	Class B	AllianceBernstein, L.P.

AB VPS Large Cap Growth Portfolio	Class B

AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (File Nos. 811-07452; 033-57340)

Invesco Oppenheimer V.I. International Growth Fund	Series II	Invesco Advisers, Inc.

Invesco V.I. Government Securities Fund	Series II

The Alger Portfolios (File Nos. 811-5550; 033-21722)

Alger Capital Appreciation Portfolio	Class S	Fred Alger Management, LLC

American Century Variable Portfolios, Inc. (File Nos. 811-05188; 033-14567)

American Century VP Mid Cap Value Fund	Class II	American Century Investment Management, Inc.

BlackRock Variable Series Funds, Inc. (File Nos. 811-03290; 002-74452)

BlackRock Advantage Large Cap Core V.I. Fund	Class III	BlackRock Advisors, LLC

BlackRock Global Allocation V.I. Fund	Class III

Columbia Funds Variable Insurance Trust (File Nos. 811-05199; 033-14954)

Columbia Variable Portfolio – Small Cap Value Fund	Class 2	Columbia Management Investment Advisers, LLC

Davis Variable Account Fund, Inc. (File Nos. 811-09293; 333-76407)

Davis Value Portfolio	Not Applicable	Davis Selected Advisers, L.P.

Franklin Templeton Variable Insurance Products Trust (File Nos. 811-05583; 033-23493)

Franklin Growth and Income VIP Fund	Class 2	Franklin Advisers, Inc.

Franklin Mutual Shares VIP Fund	Class 2	Franklin Mutual Advisers, LLC

Franklin Small Cap Value VIP Fund	Class 2	Franklin Mutual Advisers, LLC

Templeton Foreign VIP Fund	Class 2	Templeton Investment Counsel, LLC

Ivy Variable Insurance Portfolios (File Nos. 811-05017; 033-11466)

Ivy VIP Global Bond	Class II	Ivy Investment Management Company

Janus Aspen Series (File Nos. 811-07736; 033-63212)

Janus Henderson Forty Portfolio	Service Shares	Janus Capital Management LLC

Janus Henderson Flexible Bond Portfolio	Service Shares

Janus Henderson Global Technology and Innovation Portfolio	Service Shares

Legg Mason Partners Variable Equity Trust (File Nos. 811-21128; 333-91278)

ClearBridge Variable Small Cap Growth Portfolio	Class II	Legg Mason Partners Fund Advisor, LLC

MFS Variable Insurance Trust (File Nos. 811-08326; 033-74668)

MFS® Growth Series	Service Class	Massachusetts Financial Services Company

MFS® New Discovery Series	Service Class

MFS Variable Insurance Trust II (File Nos. 811-03732; 002-83616)

MFS® International Intrinsic Value Portfolio	Service Class	Massachusetts Financial Services Company

MFS® Income Portfolio	Service Class

MFS® Technology Portfolio	Service Class

PIMCO Variable Insurance Trust (File Nos. 811-08399; 333-37115)

PIMCO Balanced Allocation Portfolio	Advisor Class	Pacific Investment Management Company LLC

Pioneer Variable Products Trust (File Nos. 811-08786; 033-84546)

Pioneer Mid Cap Value VCT Portfolio	Class II	Amundi Pioneer Asset Management, Inc.

The Prudential Series Fund (File Nos. 811-03623; 002-80896)

Jennison Portfolio	Class II	PGIM Investments LLC

Putnam Variable Trust (File Nos. 811-05346; 033-17486)

Putnam VT Multi-Cap Core Fund	Class IB	Putnam Investment Management, LLC

Value Line Centurion Fund, Inc. (File Nos. 811-03835; 002-86337)

Value Line Centurion Fund, Inc.	Not Applicable	EULAV Asset Management LLC

Value Line Funds Variable Trust (File Nos. 811-05276; 033-16245)

Value Line Strategic Asset Management Trust	Not Applicable	EULAV Asset Management LLC

Variable Insurance Products Fund (File Nos. 811-03329; 002-75010)

Fidelity VIP Equity-Income Portfolio	Service Class 2	Fidelity Management & Research Company LLC

Variable Insurance Products Fund III (File Nos. 811-07205; 033-54837)

Fidelity VIP Mid Cap Portfolio	Service Class 2	Fidelity Management & Research Company LLC

Victory Variable Insurance Funds (File Nos. 811-08979; 333-62051)

Victory RS Large Cap Alpha VIP Series	Class I	Victory Capital Management Inc.

Victory INCORE Low Duration Bond VIP Series	Class I

Victory INCORE Investment Quality Bond VIP Series	Class I

III.	THE TRUST AND THE REPLACEMENT PORTFOLIOS

The Trust is a Delaware statutory trust that was organized on January 12, 2016. The Trust is registered with the Commission as an open-end management investment company under the 1940 Act (File No. 811-23148) and its shares are registered under the 1933 Act (File No. 333-210205). The Trust is a series investment company, and the Replacement Portfolios are all series of the Trust. The Replacement Portfolios that have begun operations are currently available (or, in the case of the New Replacement Portfolios (as defined below), will be initially available) only as investment allocation options under variable insurance contracts issued by Guardian.

The Replacement Portfolios include:

1.	Guardian All Cap Core VIP Fund*

2.	Guardian Select Mid Cap Core VIP Fund*

3.	Guardian Small-Mid Cap Core VIP Fund*

4.	Guardian Strategic Large Cap Core VIP Fund*

5.	Guardian Diversified Research VIP Fund

6.	Guardian Large Cap Fundamental Growth VIP Fund

7.	Guardian Growth & Income VIP Fund

8.	Guardian Mid Cap Relative Value VIP Fund

9.	Guardian International Value VIP Fund

10.	Guardian International Growth VIP Fund

11.	Guardian Integrated Research VIP Fund

12.	Guardian Small Cap Core VIP Fund

13.	Guardian Equity Income VIP Fund*

14.	Guardian Core Fixed Income VIP Fund*

15.	Guardian Multi-Sector Bond VIP Fund

16.	Guardian Total Return Bond VIP Fund

17.	Guardian U.S. Government Securities VIP Fund

18.	Guardian Short Duration Bond VIP Fund*

19.	Guardian Balanced Allocation VIP Fund*

*New Replacement Portfolio

On March 31, 2020 and June 30, 2020, the Trust amended its registration statement to add the following five Replacement Portfolios as new series of the Trust: (i) Guardian All Cap Core VIP Fund, (ii) Guardian Balanced Allocation VIP Fund, (iii) Guardian Select Mid Cap Core VIP Fund, (iv) Guardian Small-Mid Cap Core VIP Fund, and (v) Guardian Strategic Large Cap Core VIP Fund, and on October 7, 2020 and December 30, 2020, the Trust amended its registration statement to add the following three Replacement Portfolios as new series of the Trust: (i) Guardian Equity Income VIP Fund, (ii) Guardian Core Fixed Income VIP Fund, and (iii) Guardian Short Duration Bond VIP Fund (these 8 Replacement Portfolios are referred to herein as the “New Replacement Portfolios”). The New Replacement Portfolios will not begin operations until the proposed Substitutions are effected, and therefore have no performance histories. The other Replacement Portfolios are currently operating and have performance histories.

Each Replacement Portfolio currently has one class of shares. The Replacement Portfolios’ shares are offered (or in the case of the New Replacement Portfolios, will be offered) at net asset value (“NAV”) without an initial sales charge or a contingent deferred sales charge. The Replacement Portfolios are subject (or, in the case of Guardian All Cap Core VIP Fund, Guardian Balanced Allocation VIP Fund, Guardian Select Mid Cap Core VIP Fund, Guardian Small-Mid Cap Core VIP Fund and Guardian Strategic Large Cap Core VIP Fund, will be subject) to an asset-based fee assessed pursuant to a plan under Rule 12b-1 (“12b-1 Fee”), except for the Guardian Equity Income VIP Fund, Guardian Core Fixed Income VIP Fund, and Guardian Short Duration Bond VIP Fund, which will not be subject to a 12b-1 Fee.

Park Avenue, a Delaware limited liability company and a registered investment adviser, serves as investment adviser for each of the Replacement Portfolios pursuant to an investment advisory agreement between the Trust, on behalf of each Replacement Portfolio, and Park Avenue (the “Investment Advisory Agreement”). Subject to the oversight of the Trust’s board of trustees, Park Avenue is responsible for providing all investment advisory and portfolio management services for the Replacement Portfolios.

Park Avenue manages the assets of the following five Replacement Portfolios on a day-to-day basis: Guardian Core Fixed Income VIP Fund, Guardian Multi-Sector Bond VIP Fund, Guardian Total Return Bond VIP Fund, Guardian Short Duration Bond VIP Fund and Guardian U.S. Government Securities VIP Fund. Park Avenue and the Trust do not currently intend to engage a sub-adviser to manage the assets of those Replacement Portfolios but may do so in the future.

Each of the remaining 14 Replacement Portfolios is separately managed (or, in the case of any New Replacement Portfolio, will be separately managed) on a day-to-day basis by a sub-adviser. The sub-advisers are registered investment advisers and, other than in their roles as sub-advisers for series of the Trust, are unaffiliated with the Applicants. The sub-adviser of each such Replacement Portfolio is set forth in Section IV.C. of this Application. Park Avenue has the responsibility, subject to oversight by the Trust’s board of trustees, for the selection and oversight of the Replacement Portfolios’ sub-advisers, including recommending for the board of trustees’ consideration the engagement or termination of any sub-adviser. As part of its ongoing oversight, Park Avenue is responsible for monitoring each sub-adviser’s performance and adherence to the applicable Replacement Portfolio’s investment objective(s), strategies, policies, and restrictions, as well as matters related the sub-adviser’s compliance and operations.

IV.	THE PROPOSED SUBSTITUTIONS

A.	The Proposed Substitutions

Guardian, on its own behalf and on behalf of the Separate Accounts, proposes to exercise its contractual right to substitute underlying funds currently available under the Contracts for different underlying funds. The share classes of the Existing Portfolios subject to the proposed Substitutions, as listed in the table below, are the only share classes of the Existing Portfolios available to Contract owners under the Contracts, including Contract owners who may or may not be invested in the Existing Portfolios (to the extent that a Contract owner is permitted to invest in an Existing Portfolio under the terms of his or her Contract, including any Living Benefit Rider). The Section 26 Applicants request an order from the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions of shares of the Existing Portfolios listed in the table below for shares of the corresponding Replacement Portfolios listed opposite their names.

TABLE IV.A.

Fund Type	Sub. No.	Existing Portfolio (Share Class)	Replacement Portfolio
Equity	1	Value Line Centurion Fund, Inc.	Guardian All Cap Core VIP Fund

	2	Fidelity VIP Equity-Income Portfolio (Service Class 2)	Guardian All Cap Core VIP Fund

	3	Fidelity VIP Mid Cap Portfolio (Service Class 2)	Guardian Select Mid Cap Core VIP Fund

	4	Pioneer Mid Cap Value VCT Portfolio (Class II)	Guardian Small-Mid Cap Core VIP Fund

	5	Columbia Variable Portfolio – Small Cap Value Fund (Class 2)	Guardian Small-Mid Cap Core VIP Fund

	6	Franklin Small Cap Value VIP Fund (Class 2 Shares)	Guardian Small-Mid Cap Core VIP Fund

	7	AB VPS Growth and Income Portfolio (Class B)	Guardian Strategic Large Cap Core VIP Fund

	8	Franklin Growth and Income VIP Fund (Class 2 Shares)	Guardian Strategic Large Cap Core VIP Fund

	9	Putnam VT Multi-Cap Core Fund (Class IB Shares)	Guardian Strategic Large Cap Core VIP Fund

	10	MFS® Technology Portfolio (Service Class)	Guardian Diversified Research VIP Fund

	11	Janus Henderson Global Technology and Innovation Portfolio (Service Shares)	Guardian Diversified Research VIP Fund

	12	AB VPS Large Cap Growth Portfolio (Class B)	Guardian Large Cap Fundamental Growth VIP Fund

	13	MFS® Growth Series (Service Class)	Guardian Large Cap Fundamental Growth VIP Fund

	14	Janus Henderson Forty Portfolio (Service Shares)	Guardian Large Cap Fundamental Growth VIP Fund

	15	Alger Capital Appreciation Portfolio (Class S)	Guardian Large Cap Fundamental Growth VIP Fund

	16	Franklin Mutual Shares VIP Fund (Class 2 Shares)	Guardian Growth & Income VIP Fund

	17	American Century VP Mid Cap Value Fund (Class II)	Guardian Mid Cap Relative Value VIP Fund
	18	Templeton Foreign VIP Fund (Class 2 Shares)	Guardian International Value VIP Fund

	19	MFS® International Intrinsic Value Portfolio (Service Class)	Guardian International Value VIP Fund

	20	Invesco Oppenheimer V.I. International Growth Fund (Series II)	Guardian International Growth VIP Fund

	21	BlackRock Advantage Large Cap Core V.I. Fund (Class III)	Guardian Integrated Research VIP Fund

	22	Jennison Portfolio (Class II)	Guardian Integrated Research VIP Fund

	23	MFS® New Discovery Series (Service Class)	Guardian Small Cap Core VIP Fund

	24	ClearBridge Variable Small Cap Growth Portfolio	Guardian Small Cap Core VIP Fund
(Class II)
	25	Victory RS Large Cap Alpha VIP Series (Class I)	Guardian Equity Income VIP Fund

	26	Davis Value Portfolio	Guardian Equity Income VIP Fund

Fixed Income	27	Victory INCORE Investment Quality Bond VIP Series (Class I)	Guardian Core Fixed Income VIP Fund

	28	Ivy VIP Global Bond (Class II)	Guardian Multi-Sector Bond VIP Fund
	29	MFS® Income Portfolio (Service Class)	Guardian Multi-Sector Bond VIP Fund

	30	Janus Henderson Flexible Bond Portfolio (Service Shares)	Guardian Total Return Bond VIP Fund

	31	Invesco V.I. Government Securities VIP Fund (Series II)	Guardian U.S. Government Securities VIP Fund

	32	Victory INCORE Low Duration Bond VIP Series (Class I)	Guardian Short Duration Bond VIP Fund

Balanced	33	BlackRock Global Allocation V.I. Fund (Class III)	Guardian Balanced Allocation VIP Fund

	34	Value Line Strategic Asset Management Trust	Guardian Balanced Allocation VIP Fund

	35	PIMCO Balanced Allocation Portfolio (Advisor Class)	Guardian Balanced Allocation VIP Fund

B.	Reasons and Support for the Proposed Substitutions

The Substitutions proposed herein are part of a strategic business goal of Guardian to improve the administrative efficiency and cost-effectiveness of the Contracts, as well as to make the Contracts more attractive to Contract owners. The Section 26 Applicants believe the proposed Substitutions will help accomplish these goals for the following reasons:

1.	Consolidation of Overlapping Investment Options

The proposed Substitutions are designed and intended to simplify fund lineups by reducing the number of similar investment options. The Section 26 Applicants believe that reducing overlapping investment options will result in more attractive menus of investment options under the Contracts. Because the proposed Substitutions involve consolidating overlapping investment options, the Section 26 Applicants believe that the variety of available investment styles under the Contracts will not be adversely impacted as a result of the proposed Substitutions. Furthermore, the Contracts will continue to offer investment options in addition to the Replacement Portfolios offering a range of investment objectives and strategies.

The Section 26 Applicants submit that the proposed Substitutions will simplify the amount of investment materials that Contract owners receive regarding the investment options under the Contracts and will simplify the investment process for Contract owners because (i) reducing the number of investment options under the Contracts will necessarily reduce the number of prospectuses that Contract owners must navigate, and (ii) the Replacement Portfolios, as portfolios of the Trust, use a common share class structure, a common set of policies and procedures, a common prospectus format, and a combined statutory prospectus and statement of additional information.

2.	Preservation of Contract Owners’ Investment Expectations

Guardian carefully reviewed each proposed Substitution with the goal of preserving Contract owners’ investment expectations. To that end, the Section 26 Applicants submit that each proposed Substitution involves substituting an Existing Portfolio for a Replacement Portfolio that is similar or substantially similar, considering the Portfolios’ investment objectives, principal investment strategies, and principal risks. Importantly, any affected Contract owners who may be dissatisfied with a Substitution will be allowed to transfer for free and without penalty to any other available underlying fund offered under their Contracts or, as applicable, any other available investment option offered under any Living Benefit Rider in accordance with the conditions of this Application.

In addition, Contract owners will continue to have access to established investment advisers. Park Avenue, an indirect wholly-owned subsidiary of Guardian Life, serves as the investment manager of each Replacement Portfolio. Park Avenue and its predecessors, Guardian Investor Services LLC and Guardian Investor Services Corporation, have managed client assets since 1968. As of September 30, 2020, Park Avenue managed approximately $6.5 billion in assets. The assets of the Replacement Portfolios are (or, in the case of the New Replacement Portfolios, will be) managed on a day-to-day basis by either Park Avenue or by one of the following sub-advisers: (i) AllianceBernstein, L.P.; (ii) ClearBridge Investments, LLC; (iii) Columbia Management Investment Advisers, LLC; (iv) FIAM LLC; (v) J.P. Morgan Investment Management, Inc.; (vi) Lazard Asset Management LLC; (vii) Massachusetts Financial Services Company; (viii) Putnam Investment Management, LLC; (ix) Wellington Management Company; and (x) Wells Capital Management Incorporated.

Guardian is also seeking to provide Contract owners with investment options with attractive expense ratios. Furthermore, as a condition of this Application, Park Avenue, as the investment adviser of each Replacement Portfolio, will enter into a written contract with the Replacement Portfolio whereby, for the applicable time periods set forth below, the net annual operating expenses of the Replacement Portfolio will not exceed, on an annualized basis, the net annual operating expenses of any corresponding Existing Portfolio for the last fiscal year preceding the date of this Application (the “Expense Cap”). The Expense Cap for each proposed Substitution will remain in place for a period of two years following the implementation of the proposed Substitution (the “Substitution Date”), except that for those proposed Substitutions for which the sum of the current management fee and Rule 12b-1 Fee of the Replacement Portfolio is greater than that of the corresponding Existing Portfolio, the Expense Cap for that proposed Substitution will extend for the life of the affected Contracts following the Substitution Date. Park Avenue will reimburse expenses to the extent necessary under each Expense Cap on the last business day of each month during which a given Expense Cap applies. Any Expense Cap that applies to a Replacement Portfolio is separate and apart from any other contractual expense limitation agreement between Park Avenue and the Trust. To the extent that an Expense Cap caps a Replacement Portfolio’s net annual operating expenses at a lower percentage of net assets than any other contractual expense limitation agreement between Park Avenue and the Trust, such other contractual expense limitation agreement will have no practical impact on the Replacement Portfolio’s net annual operating expenses due to the operation of the Expense Cap.

The table below reflects the duration of the Expense Cap for each proposed Substitution.

TABLE IV.B.

Sub. No.	Two Years After Substitution Date	Life of Affected Contracts After Substitution Date
1	Ö
2	Ö
3	Ö
4	Ö
5	Ö
6	Ö
7	Ö
8	Ö
9	Ö
10	Ö
11	Ö
12	Ö
13	Ö
14	Ö
15	Ö
16	Ö
17	Ö
18	Ö
19	Ö
20	Ö
21		Ö
22	Ö*
23	Ö
24	Ö
25	Ö
26	Ö
27	Ö
28	Ö**
29		Ö
30	Ö
31	Ö
32	Ö
33	Ö
34	Ö
35	Ö

*	The Replacement Portfolio is also subject to an Expense Cap under proposed Substitution No. 21 that will extend for the life of the affected Contracts under that proposed Substitution.
**	The Replacement Portfolio is also subject to an Expense Cap under proposed Substitution No. 29 that will extend for the life of the affected Contracts under that proposed Substitution.

3.	Improved Portfolio Manager Selection

Each of the Existing Portfolios is unaffiliated with the Applicants (except in some instances, the Separate Accounts may, as of the date of this Application, own more than 5% of the outstanding shares of such Existing Portfolio) and is managed by an unaffiliated investment adviser. The proposed Substitutions will replace the Existing Portfolios with investment options for which Park Avenue, an affiliate of the Applicants, acts as investment adviser. The Trust and Park Avenue have received an exemptive order from the Commission (File No. 812-14627) (the “Manager of Managers Order”) that provides an exemption from Section 15(a) of the 1940 Act with respect to the Trust’s sub-advisory agreements. The Manager of Managers Order permits Park Avenue, subject to certain conditions, including the approval of the Trust’s board of trustees, but without the approval of shareholders, to hire sub-advisers, and to modify any existing or future sub-advisory agreement with a sub-adviser. Such sub-advisers may be unaffiliated sub-advisers or sub-advisers that are wholly-owned subsidiaries (as defined in the 1940 Act) of Park Avenue, or a sister company of Park Avenue that is a wholly-owned subsidiary of a company that, indirectly or directly, wholly-owns Park Avenue.

The Manager of Managers Order applies to each of the sub-advised Replacement Portfolios, and the Trust’s registration statement discloses and explains the substance and effect of the Manager of Managers Order. Pursuant to the Manager of Managers Order, Park Avenue will evaluate, allocate assets to, and oversee the services of the Trust’s sub-advisers, and make recommendations about their hiring, termination, and replacement to the board of trustees of the Trust. The Applicants believe that the Manager of Managers Order will facilitate Park Avenue’s efficient and cost-effective selection of one or more sub-advisers believed to be particularly well-suited to managing all or a portion of the assets of a Replacement Portfolio. Specifically, the Manager of Managers Order will improve portfolio manager selection by enabling Park Avenue to replace a sub-adviser, under appropriate circumstances, including but not limited to, poor performance, regulatory issues, and compliance issues, and make material amendments to sub-advisory agreements believed by Park Avenue and the board of trustees of the Trust to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the sub-advisory agreements. The Applicants believe that this structure has the potential to improve underlying fund performance and may result in meaningful cost savings to Contract owners over time.

4.	No Expense to Contract Owners

The proposed Substitutions are designed to provide Contract owners with an opportunity to continue their investment without interruption and without any cost to them. As such, Guardian or an affiliate thereof (other than the Trust) will pay all expenses and transaction costs of the proposed Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the affected Contract owners to effect the proposed Substitutions. The Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions. The proposed Substitutions will not cause the Contract fees and charges currently being paid by existing Contract owners to be greater after the Substitutions than before the Substitutions. In addition, the Section 26 Applicants will not increase the Contract fees and charges that would otherwise be assessed under the terms of the Contracts for affected Contract owners for a period of at least two years following the Substitution Date.

Further, the Section 26 Applicants note that, because the proposed Substitutions will occur at relative net asset value, and the fees and charges under the Contracts will not change as a result of the proposed Substitutions, the benefits offered by the guarantees under the Contracts will be the same immediately before and after the proposed Substitutions. What effect the Substitutions may have on the value of the benefits offered by the Contract guarantees would depend, among other things, on the relative future performance of each Existing Portfolio and Replacement Portfolio, which the Section 26 Applicants cannot predict. Nevertheless, the Section 26 Applicants note that at the time of the Substitutions, the Contracts will offer a comparable variety of investment options with as broad a range of risk/return characteristics.

5.	Greater Efficiencies in Administering the Contracts

The proposed Substitutions are expected to increase efficiencies with respect to Guardian’s administration of the Contracts. First, Guardian believes that the streamlined menus of investment options will further increase Guardian’s operational and administrative efficiencies and economies of scale. Also, Guardian believes that concentrating the number of non-affiliated asset managers of investment options available through the Contracts will simplify the administration of the Contracts with regard to communications with asset managers and Contract owners, as well as simplify the preparation of various reports and disclosure documents.

6.	Support for the Guardian Variable Products Trust

Guardian and its affiliates have dedicated substantial resources to launching the Trust’s platform and are committed to growing the Replacement Portfolios’ assets. The Replacement Portfolios are expected to be included as part of fund line-ups for other variable insurance contracts issued by Guardian.

For these reasons and the reasons discussed throughout this Application, the Section 26 Applicants believe that the Substitutions, when performed in accordance with the conditions of this Application, will be consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act, as required by Section 26(c).

C.	Comparisons of the Portfolios

For each Substitution, this section compares the Existing Portfolio’s and the Replacement Portfolio’s:

1.	Investment advisers and sub-adviser(s) (if any), investment objectives, principal investment strategies, and principal risks;[4]

2.	Assets (if any), fees, and expenses; and

3.	Performance histories (if any).

Each comparison of the Portfolios’ investment advisers and sub-advisers (if any), investment objectives, principal investment strategies, and principal risks5 is accompanied by a brief explanation of why the Section 26 Applicants believe that, despite any differences between them, the Existing Portfolio and the Replacement Portfolio are similar or substantially similar, considering the Portfolios’ investment objectives, principal investment strategies, and principal risks.6

Throughout this section of the Application, the Section 26 Applicants may refer to relevant portfolio holdings and other information for each Portfolio based on information reported by Morningstar, Inc. (“Morningstar”). The Section 26 Applicants may refer, when relevant, to the market-capitalizations of the stocks held by a given Portfolio. The referenced market capitalizations are based on definitions established by Morningstar, which separates stock portfolio holdings into five market-capitalization groups: giant, large, medium, small, and micro. Rather than using a fixed number of “large cap” or “small cap” stocks, Morningstar uses a flexible system that is not adversely affected by overall movements in the market. World equity markets are first divided into seven style zones: United States, Latin America, Canada, Europe, Japan, Asia ex-Japan, and Australia/New Zealand. The stocks in each style zone are further subdivided into size groups. Giant-cap stocks are defined as those that account for the top 40% of the capitalization of each style zone; large-cap stocks represent the next 30%; mid-cap stocks represent the next 20%; small-cap stocks represent the next 7%; micro-cap stocks represent the smallest 3%. In the mutual fund industry, both “giant” and “large” capitalization companies are considered to be large-capitalization companies, and both “small” and “micro” capitalization companies are considered to be small capitalization companies. In addition, the Section 26 Applicants may refer, when relevant, to a given Portfolio’s holdings in growth, value, and/or blend stocks (i.e., a stock for which neither growth nor value characteristics predominate) or categorization with respect to such stocks based on holdings information or categorizations reported by Morningstar.

4 Based on the summary section of the applicable Portfolio’s statutory prospectus as of January 29, 2021. The investment risks of a Portfolio disclosed in this Application correspond to the investment risks listed in the summary section of the Portfolio’s statutory prospectus. Sub-headings are utilized in this Application to disclose a Portfolio’s principal investment risks, and the corresponding risk disclosure from the Portfolio’s prospectus has not been included in this Application to facilitate the Commission Staff’s review. The information included in this section of the Application under the headings “Investment Objective” and “Principal Investment Strategies” in the subsections titled “Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks” replicate the disclosure included in the summary section of the applicable Portfolio’s statutory prospectus. Any definitions, or defined terms used, under any such heading are not generally applicable to this Application.

5 In addition to the principal investment strategies and the principal risks presented for each Existing Portfolio and Replacement Portfolio, a Portfolio may employ other investment practices and may be subject to other risks. The fact that a particular strategy or risk is not listed as a principal investment strategy or risk does not mean that the Portfolio is prohibited from investing its assets in securities or investments related to that strategy or that give rise to that risk.

6 Any portfolio holdings information for a Portfolio stated in this Application is based on information reported by Morningstar, Inc. (“Morningstar”) as of the date indicated. In each case, the date indicated is the latest date portfolio holdings information was reported to Morningstar at the time the portfolio holdings information was analyzed for this Application.

Each comparison of the Portfolios’ assets, fees, and expenses (i) reflects the Portfolios’ assets as of September 30, 2020 (if any) and (ii) compares the Existing Portfolio’s and Replacement Portfolio’s most current fee and expense table included in the Portfolios’ statutory prospectus as of January 29, 2021. The fee and expense tables for the Replacement Portfolios in this section do not reflect the operation of any Expense Cap under this Application. To the extent that an Expense Cap caps a Replacement Portfolio’s net annual operating expenses at a lower percentage of net assets than any other contractual expense limitation agreement between Park Avenue and the Trust, such other contractual expense limitation agreement will have no practical impact on the Replacement Portfolio’s net annual operating expenses due to the operation of the Expense Cap. The expenses of each New Replacement Portfolio are estimates for the current year, and such estimates are based on their anticipated asset levels immediately following the proposed Substitutions. With respect to the Replacement Portfolios that have already begun operations, their expenses are based on their asset levels as of December 31, 2019 (not their anticipated asset levels following the proposed Substitutions).

The comparison of performance histories for each Substitution contains:

1.	The average annual total returns for the Existing Portfolio for the time periods indicated as of September 30, 2020;

2.	If available, the average annual total returns for the Replacement Portfolio for the time periods indicated as of September 30, 2020;[7] and

3.	If available, the performance of each Portfolio’s performance benchmark index or indices for the same time periods.

7 Because the New Replacement Portfolios have no operating histories, performance information for the New Replacement Portfolios is not available.

Substitution No. 1.      Value Line Centurion Fund, Inc. replaced by Guardian All Cap Core VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Value Line Centurion Fund, Inc.	Guardian All Cap Core VIP Fund

Investment Adviser	Investment Adviser

EULAV Asset Management LLC	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	Massachusetts Financial Services Company

Investment Objective	Investment Objective

The Fund’s investment objective is long-term growth of capital.	The Fund seeks capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

To achieve the Fund’s goal, EULAV Asset Management (the “Adviser”) invests substantially all of the Fund’s net assets in common stocks. The Fund is actively managed by the Adviser which seeks to purchase growth companies that have fundamentally strong market positions in growing industries that may enable those companies to increase future sales and earnings at an above average pace in the coming years. During the investment selection process, the Adviser performs fundamental and quantitative analysis on each company and utilizes the rankings of companies by the Value Line Timeliness™ Ranking System (the “Ranking System”) to assist in selecting equity securities for purchase or sale. The Ranking System is a proprietary quantitative system that compares an estimate of the probable market performance of each stock within a universe during the next six to twelve months to that of all stocks within that universe and ranks stocks on a scale of 1 (highest) to 5 (lowest). The universe followed by the Ranking System consists of stocks of approximately 1,700 companies accounting for approximately 90% of the market capitalization of all stocks traded on the U.S. securities exchanges. All the stocks followed by the Ranking System are listed on U.S. stock exchanges or traded in the U.S. over-the-counter markets. Apart from the diversification requirements of the Investment Company Act of 1940 (the “1940 Act”) applicable to diversified funds (which generally means that it will not invest more than 5% of its total assets in the stocks of any one company), the Fund is not subject to any limit on the percentage of its assets that may be invested in any particular stock and there are no set limitations on the sector weightings of the Fund’s investments.

The Adviser may sell securities for a variety of reasons, including when a company’s business fundamentals deteriorate or a company’s valuation has become less attractive in relationship to the company’s future growth prospects. Other reasons include to secure gains, limit losses or redeploy assets into more promising investment opportunities.

The Adviser has discretion in managing the Fund, including whether and which ranked stocks to include within the Fund’s portfolio, whether and when to buy or sell stocks based upon changes in their rankings, and the frequency and timing of rebalancing the Fund’s portfolio. The Adviser will determine the percentage of the Fund’s assets invested in each stock based on the stock’s relative attractiveness taking into account the potential risk and reward of each investment.

The Fund normally invests at least 80% of its net assets in equity securities. Equity securities include common stocks and other securities that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer.

Massachusetts Financial Services Company, the Fund's subadviser (the "Subadviser"), may invest the Fund's assets in securities of companies of any size and in foreign securities. In selecting investments for the Fund, the Subadviser is not constrained by any particular investment style. The Subadviser may invest the Fund's assets in the stocks of companies it believes to have above average earnings growth potential compared to other companies (growth companies), in the stocks of companies it believes are undervalued compared to their perceived worth (value companies), or in a combination of growth and value companies.

The Subadviser normally invests the Fund's assets across different industries and sectors, but the Subadviser may invest a significant percentage of the Fund's assets in issuers in a single industry or sector. The Subadviser may also invest a significant percentage of the Fund's assets in issuers in a single country or geographic region.

A team of investment research analysts selects investments for the Fund. The Subadviser generally expects the Fund's exposure to broad industry categories to approximate the exposure of the Russell 3000® Index ("Index") to these broad industry categories using the Subadviser's custom industry categories to classify the Fund and the Index's holdings.

The Subadviser uses an active bottom-up investment approach to buying and selling investments for the Fund. Investments are selected primarily based on fundamental analysis of individual issuers and their potential in light of their financial condition, and market, economic, political, and regulatory conditions. Factors considered by the Subadviser may include analysis of an issuer's earnings, cash flows, competitive position, and management ability. The Subadviser may also consider environmental, social, and governance ("ESG") factors in its fundamental investment analysis. Quantitative screening tools that systematically evaluate an issuer's valuation, price and earnings momentum, earnings quality, and other factors, may also be considered by the Subadviser.

Principal Risks	Principal Risks

• Market Risk • Equity Securities Risk • Sector Allocation Risk • Active Management Risk • Ranking System Risk • Public Health Emergencies • Cybersecurity Risk

•   Market Risk

•   Issuer Risk

•  Management Risk

 •   Equity Securities Risk

•   Market Capitalization Risk

•   Growth Investment Style Risk

•   Value Investment Style Risk

•   Active Trading Risk

•   Foreign Investment and Currency Risk

•   Geographic Focus Risk

•   Liquidity and Valuation Risk

•  New/Small Fund Risk

•  Sector Risk

The Section 26 Applicants have analyzed the comparability of the Existing Portfolio and the Replacement Portfolio, considering their investment objectives, principal investment strategies, and principal risks. The Section 26 Applicants have determined that the Portfolios are similar or substantially similar for the following reasons:

•	Overall, each Portfolio is a U.S. equity fund.

•	Each Portfolio’s investment objective includes growth of capital / capital appreciation.

•	Each Portfolio primarily invests in equity securities. The Existing Portfolio invests substantially all of its net assets in common stocks. The Replacement Portfolio will normally invest at least 80% of its net assets in common stocks and other equity securities.

•	Each Portfolio may invest in companies of any size as part of its principal investment strategies. The universe of companies in which the Existing Portfolio may invest accounts for 90% of the market capitalization of all stocks traded on U.S. securities exchanges. The Replacement Portfolio may invest in companies of any size.

•	Each Portfolio invests in growth companies as part of its principal investment strategies.

•	Each Portfolio mainly invests in U.S. companies.

The Section 26 Applicants acknowledge that there are certain differences between the Existing Portfolio and the Replacement Portfolio. For example, the Existing Portfolio focuses on investments in growth companies, while the Replacement Portfolio may invest in growth companies, value companies, or both. As of September 30, 2020, the Existing Portfolio invested 56.81% of net assets in growth companies, 2.47% of net assets in value companies, and 40.72% of net assets in blend companies, which have growth and value characteristics. While each Portfolio mainly invests in U.S. companies, the Replacement Portfolio may also invest in foreign companies as part of its principal investment strategies, although the Replacement Portfolio does not expect to invest significantly in foreign companies. As of September 30, 2020, 5.04% of the Existing Portfolio’s net assets were invested in foreign companies. Overall, the Section 26 Applicants believe that the Portfolios’ differences are outweighed by the Portfolios’ similarities. Accordingly, the Applicants submit that this Substitution, when performed in accordance with the conditions of this Application, would be consistent with the protection of investors for the purpose of Section 26(c) of the 1940 Act.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of September 30, 2020 were approximately $147.03 million. The proposed Substitution will involve approximately $146.53 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Value Line Centurion Fund, Inc.	Guardian All Cap Core VIP Fund
Share Class	—	—
Management Fee	0.45%	0.44%
Distribution and/or Service Fees (12b-1 fees)	0.40%	0.25%
Other Expenses	0.16%	0.15%*
Total Annual Operating Expenses	1.01%	0.84%
Fee Waiver / Expense Reimbursement	(0.13%)**	(0.06%)***
Net Annual Operating Expenses	0.88%	0.78%
Management Fee Breakpoint Schedule	N/A	0.44% on assets up to $500 million; 0.40% on assets over $500 million
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.40%	0.25%

* Other expenses are based on estimates for the current fiscal year.

** EULAV Securities LLC (the “Distributor”) has contractually agreed to waive a portion of the Fund’s 12b-1 fee in an amount equal to 0.13% of the Fund’s average daily net assets through June 30, 2021. There is no assurance that the Distributor will extend the fee waiver beyond June 30, 2021. The waiver cannot be terminated before June 30, 2021 without the approval of the Fund’s Board of Directors.

*** Park Avenue Institutional Advisers LLC, the Fund's investment manager (the "Manager"), has contractually agreed through April 30, 2022 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund's Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 0.78% of the Fund's average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees.

Performance History (as of September 30, 2020)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Value Line Centurion Fund, Inc.
Value Line Centurion Fund, Inc.	8.95%	13.89%	13.35%	13.44%
S&P 500® Index (reflects no deduction for fees, expenses or taxes)	15.15%	12.28%	14.15%	13.24%
Replacement Portfolio – Guardian All Cap Core VIP Fund
Guardian All Cap Core VIP Fund	N/A	N/A	N/A	N/A
Russell 3000® Index (reflects no deduction for fees, expenses or taxes)	15.00%	11.65%	13.69%	13.48%

Substitution No. 2.     Fidelity VIP Equity-Income Portfolio (Service Class 2) replaced by Guardian All Cap Core VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Fidelity VIP Equity-Income Portfolio (Service Class 2)	Guardian All Cap Core VIP Fund

Investment Adviser	Investment Adviser

Fidelity Management & Research Company LLC (FMR)	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

FMR Investment Management (UK) Limited (FMR UK) Fidelity Management & Research (Hong Kong) Limited (FMR H.K.) Fidelity Management & Research (Japan) Limited (FMR Japan)	Massachusetts Financial Services Company

Investment Objective	Investment Objective

The fund seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.	The Fund seeks capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The Adviser normally invests at least 80% of the fund’s assets in equity securities. The Adviser normally invests the fund’s assets primarily in income-producing equity securities. The Adviser may also invest the fund’s assets in other types of equity securities and debt securities, including lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds).

The Adviser may invest the fund’s assets in securities of foreign issuers in addition to securities of domestic issuers.

The Adviser’s emphasis on above-average income-producing equity securities tends to lead to investments in large cap “value” stocks. However, the Adviser is not constrained by any particular investment style. In buying and selling securities for the fund, the Adviser relies on fundamental analysis, which involves a bottom-up assessment of a company’s potential for success in light of factors including its financial condition, earnings outlook, strategy, management, industry position, and economic and market conditions.

The Adviser may also use covered call options as tools in managing the fund’s assets. By writing covered call options, the Adviser sells the option to buy a security held by the fund at a specified price in exchange for a premium.

If the Adviser’s strategies do not work as intended, the fund may not achieve its objective.

The Fund normally invests at least 80% of its net assets in equity securities. Equity securities include common stocks and other securities that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer.

Massachusetts Financial Services Company, the Fund's subadviser (the "Subadviser"), may invest the Fund's assets in securities of companies of any size and in foreign securities. In selecting investments for the Fund, the Subadviser is not constrained by any particular investment style. The Subadviser may invest the Fund's assets in the stocks of companies it believes to have above average earnings growth potential compared to other companies (growth companies), in the stocks of companies it believes are undervalued compared to their perceived worth (value companies), or in a combination of growth and value companies.

The Subadviser normally invests the Fund's assets across different industries and sectors, but the Subadviser may invest a significant percentage of the Fund's assets in issuers in a single industry or sector. The Subadviser may also invest a significant percentage of the Fund's assets in issuers in a single country or geographic region.

A team of investment research analysts selects investments for the Fund. The Subadviser generally expects the Fund's exposure to broad industry categories to approximate the exposure of the Russell 3000® Index ("Index") to these broad industry categories using the Subadviser's custom industry categories to classify the Fund and the Index's holdings.

The Subadviser uses an active bottom-up investment approach to buying and selling investments for the Fund. Investments are selected primarily based on fundamental analysis of individual issuers and their potential in light of their financial condition, and market, economic, political, and regulatory conditions. Factors considered by the Subadviser may include analysis of an issuer's earnings, cash flows, competitive position, and management ability. The Subadviser may also consider environmental, social, and governance ("ESG") factors in its fundamental investment analysis. Quantitative screening tools that systematically evaluate an issuer's valuation, price and earnings momentum, earnings quality, and other factors, may also be considered by the Subadviser.

Principal Risks	Principal Risks

• Stock Market Volatility • Interest Rate Changes • Foreign Exposure • Issuer-Specific Changes • “ Value” Investing

•   Market Risk

•   Issuer Risk

•  Management Risk

 •   Equity Securities Risk

•   Market Capitalization Risk

•   Growth Investment Style Risk

•   Value Investment Style Risk

•   Active Trading Risk

•   Foreign Investment and
Currency Risk

•   Geographic Focus Risk

•   Liquidity and Valuation Risk

•  New/Small Fund Risk

•  Sector Risk

The Section 26 Applicants have analyzed the comparability of the Existing Portfolio and the Replacement Portfolio, considering their investment objectives, principal investment strategies, and principal risks. The Section 26 Applicants have determined that the Portfolios are similar or substantially similar for the following reasons:

•	Overall, each Portfolio is a U.S. equity fund.

•	Each Portfolio’s investment objective includes capital appreciation.

•	Each Portfolio primarily invests in equity securities. The Existing Portfolio normally invests at least 80% of assets in equity securities. The Replacement Portfolio will normally invest at least 80% of its net assets in common stocks and other equity securities.

•	Each Portfolio mainly invests in U.S. companies. Each Portfolio may also invest in foreign companies as part of its principal investment strategies.

•	Each Portfolio invests in large-capitalization companies as part of its principal investment strategies.

•	Each Portfolio invests in value companies as part of its principal investment strategies.

The Section 26 Applicants acknowledge that there are certain differences between the Existing Portfolio and the Replacement Portfolio. For example, the Existing Portfolio tends to invest in large-capitalization companies, while the Replacement Portfolio may invest in companies of any size as part of its principal investment strategies. As of September 30, 2020, the Existing Portfolio invested 85.73%, 14.07%, and 0.19% of net assets in large-, mid-, and small-capitalization companies, respectively. While the Existing Portfolio tends to invest in value companies, it is not constrained by any particular investment style. The Replacement Portfolio may invest in growth companies, value companies, or both. As of September 30, 2020, the Existing Portfolio invested 7.36% of net assets in growth companies, 47.64% of net assets in value companies, and 45.00% of net assets in blend companies, which have growth and value characteristics. Unlike the Replacement Portfolio, the Existing Portfolio’s investment objective and principal investment strategies include a focus on income. In this regard, the Existing Portfolio focuses on investments in income-producing equity securities. The Existing Portfolio may also invest in debt securities (including high-yield fixed income investments) as part of its principal investment strategies. While the Replacement Portfolio will not necessarily focus on income-producing equity securities and will not invest in debt securities as part of its principal investment strategies, the Replacement Portfolio expects to invest in income-producing equity securities, especially stocks in dividend-paying companies. It is also noteworthy that, as of September 30, 2020, the Existing Portfolio had no investments in debt securities. Overall, the Section 26 Applicants believe that the Portfolios’ differences are outweighed by the Portfolios’ similarities. Accordingly, the Applicants submit that this Substitution, when performed in accordance with the conditions of this Application, would be consistent with the protection of investors for the purpose of Section 26(c) of the 1940 Act.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of September 30, 2020 were approximately $4.84 billion. The proposed Substitution will involve approximately $29.12 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Fidelity VIP Equity-Income Portfolio	Guardian All Cap Core VIP Fund
Share Class	Service Class 2	—
Management Fee	0.44%	0.44%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.09%	0.15%*
Total Annual Operating Expenses	0.78%	0.84%
Fee Waiver / Expense Reimbursement	N/A	(0.06%)**
Net Annual Operating Expenses	0.78%	0.78%
Management Fee Breakpoint Schedule	Annual management fee is the sum of the Group Fee Rate and the Individual Fund Fee Rate (see table below)	0.44% on assets up to $500 million; 0.40% on assets over $500 million

Group Fee Rate
Average Group Assets (in billions)	Annualized Rate
0 - $3.5200%
3 - 6.4900
6 - 9.4600
9 - 12.4300
12 - 15.4000
15 - 18.3850
18 - 21.3700
21 - 24.3600
24 - 30.3500
30 - 36.3450
36 - 42.3400
42 - 48.3350
48 - 66.3250
66 - 84.3200
84 - 102.3150
102 - 138.3100
138 - 174.3050
174 - 210.3000
210 - 246.2950
246 - 282.2900
282 - 318.2850
318 - 354.2800
354 - 390.2750
390 - 426.2700
426 - 462.2650
462 - 498.2600
498 - 534.2550
534 - 587.2500
587 - 646.2463
646 - 711.2426
711 - 782.2389
782 - 860.2352
860 - 946.2315
946 - 1,041.2278
1,041 - 1,145.2241
1,145 - 1,260.2204
1,260 - 1,386.2167
1,386 - 1,525.2130
1,525 - 1,677.2093
1,677 - 1,845.2056
1,845 - 2,030.2019
Over 2,030.1982

Individual Fund Fee Rate
0.2000%

The maximum permitted Rule 12b-1 Fee without a shareholder vote for both the Existing and Replacement Portfolios is 0.25%.

* Other expenses are based on estimates for the current fiscal year.

** Park Avenue Institutional Advisers LLC, the Fund's investment manager (the "Manager"), has contractually agreed through April 30, 2022 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund's Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 0.78% of the Fund's average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees.

Performance History (as of September 30, 2020)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Fidelity VIP Equity-Income Portfolio
Fidelity VIP Equity-Income Portfolio (Service Class 2)	-1.28%	3.86%	8.19%	9.50%
Russell 3000® Value Index (reflects no deduction for fees, expenses or taxes)	5.67%	2.11%	7.43%	9.75%
Replacement Portfolio – Guardian All Cap Core VIP Fund
Guardian All Cap Core VIP Fund	N/A	N/A	N/A	N/A
Russell 3000® Index (reflects no deduction for fees, expenses or taxes)	15.00%	11.65%	13.69%	13.48%

Substitution No. 3.	Fidelity VIP Mid Cap Portfolio (Service Class 2), replaced by Guardian Select Mid Cap Core VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Fidelity VIP Mid Cap Portfolio (Service Class 2)	Guardian Select Mid Cap Core VIP Fund

Investment Adviser	Investment Adviser

Fidelity Management & Research Company LLC (FMR)	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

FMR Investment Management (UK) Limited (FMR UK) Fidelity Management & Research (Hong Kong) Limited (FMR H.K.) Fidelity Management & Research (Japan) Limited (FMR Japan)	FIAM LLC

Investment Objective	Investment Objective

The fund seeks long-term growth of capital.	The Fund seeks long term growth of capital.

Principal Investment Strategies	Principal Investment Strategies

The Adviser normally invests the fund’s assets primarily in common stocks.

The Adviser normally invests at least 80% of the fund’s assets in securities of companies with medium market capitalizations. Although a universal definition of medium market capitalization companies does not exist, for purposes of this fund, the Adviser generally defines medium market capitalization companies as those whose market capitalization is similar to the market capitalization of companies in the Russell Midcap® Index or the S&P MidCap 400® Index. A company’s market capitalization is based on its current market capitalization or its market capitalization at the time of the fund’s investment. The size of the companies in each index changes with market conditions and the composition of the index. The Adviser may also invest the fund’s assets in companies with smaller or larger market capitalizations.

The Adviser may invest the fund’s assets in securities of foreign issuers in addition to securities of domestic issuers.

The Adviser is not constrained by any particular investment style. At any given time, the Adviser may tend to buy “growth” stocks or “value” stocks, or a combination of both types. In buying and selling securities for the fund, the Adviser relies on fundamental analysis, which involves a bottom-up assessment of a company’s potential for success in light of factors including its financial condition, earnings outlook, strategy, management, industry position, and economic and market conditions.

If the Adviser’s strategies do not work as intended, the fund may not achieve its objective.

FIAM LLC, the Fund’s subadviser (the “Subadviser”), seeks to achieve the Fund’s objective by investing, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in stocks, or other investments that the Subadviser believes have similar economic characteristics, of mid-capitalization companies. The Subadviser defines mid-capitalization companies as companies with market capitalizations similar to companies in the Russell Midcap® Index (the “Russell Index”) or the S&P MidCap 400® Index (the “S&P 400 Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Russell Index was approximately $72.54 million to $64.58 billion, and the market capitalization range of the S&P 400 Index was approximately $289 million to $12.53 billion, as of March 31, 2020. The Fund may also invest in securities of companies with smaller or larger market capitalizations.

The Fund may invest in equity securities of domestic or foreign issuers. The Fund typically allocates its assets across different market sectors, including communication services, consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, real estate, and utilities, using other portfolio managers of the Subadviser to handle investments within each sector. The Subadviser expects the Fund’s sector allocations will approximate the sector weightings of the S&P 400 Index.

The Fund may invest in either “growth” stocks, “value” stocks, or both. The Subadviser uses fundamental analysis, which involves a “bottom-up” assessment of an issuer’s potential for success in light of factors including its financial condition, earnings outlook, strategy, management, industry position, and market and economic conditions, to select the Fund’s investments.

Principal Risks	Principal Risks

• Stock Market Volatility • Foreign Exposure • Issuer-Specific Changes • Mid Cap Investing

 •   Market Risk

•   Issuer Risk

•  Management Risk

 •   Equity Securities Risk

•   Mid-Capitalization Company Risk

•   Growth Investment Style Risk

•   Value Investment Style Risk

•   Active Trading Risk

•   Foreign Investment and Currency Risk

•   Liquidity and Valuation Risk

•  New/Small Fund Risk

•  Sector Risk

The Section 26 Applicants have analyzed the comparability of the Existing Portfolio and the Replacement Portfolio, considering their investment objectives, principal investment strategies, and principal risks. The Section 26 Applicants have determined that the Portfolios are similar or substantially similar for the following reasons:

•	Overall, each Portfolio is a U.S. mid-cap equity fund.
•	Each Portfolio’s investment objective is long-term growth of capital.
•	Each Portfolio primarily invests in equity securities. The Existing Portfolio primarily invests in common stocks. The Replacement Portfolio will invest at least 80% of its net assets plus any borrowings for investment purposes in stocks or other investments that have similar economic characteristics.
•	Each Portfolio primarily invests in mid-capitalization companies.
•	Each Portfolio may invest in larger- or smaller-capitalization companies as part of its principal investment strategies.
•	Each Portfolio mainly invests in U.S. companies. Each Portfolio may also invest in foreign companies as part of its principal investment strategies.
•	Each Portfolio may invest in growth companies, value companies, or both as part of its principal investment strategies.
•	The Existing Portfolio is advised by Fidelity Management & Research Company LLC, and the Replacement Portfolio will be sub-advised by an affiliate thereof, FIAM LLC.

•	The Portfolios will use the same performance benchmark, the S&P MidCap 400® Index.

The Section 26 Applicants acknowledge that there are certain differences between the Existing Portfolio and the Replacement Portfolio; however, the Portfolios’ investment strategies are substantially similar, and FIAM LLC is expected to manage the Replacement Portfolio in a substantially similar manner as Fidelity Management & Research Company LLC manages the Existing Portfolio. Overall, the Section 26 Applicants believe that the Portfolios’ differences are outweighed by the Portfolios’ similarities. Accordingly, the Applicants submit that this Substitution, when performed in accordance with the conditions of this Application, would be consistent with the protection of investors for the purpose of Section 26(c) of the 1940 Act.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of September 30, 2020 were approximately $6.56 billion. The proposed Substitution will involve approximately $245.93 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Fidelity VIP Mid Cap Portfolio	Guardian Select Mid Cap Core VIP Fund
Share Class	Service Class 2	—
Management Fee	0.54%	0.54%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.08%	0.15%*
Total Annual Operating Expenses	0.87%	0.94%
Fee Waiver / Expense Reimbursement	N/A	(0.07%)**
Net Annual Operating Expenses	0.87%	0.87%
Management Fee Breakpoint Schedule	Annual management fee is the sum of the Group Fee Rate and the Individual Fund Fee Rate (see table below)	N/A

Group Fee Rate
Average Group Assets (in billions)	Annualized Rate
0 - $3.5200%
3 - 6.4900
6 - 9.4600
9 - 12.4300
12 - 15.4000
15 - 18.3850
18 - 21.3700
21 - 24.3600
24 - 30.3500
30 - 36.3450
36 - 42.3400
42 - 48.3350
48 - 66.3250
66 - 84.3200
84 - 102.3150
102 - 138.3100
138 - 174.3050
174 - 210.3000
210 - 246.2950
246 - 282.2900
282 - 318.2850
318 - 354.2800
354 - 390.2750
390 - 426.2700
426 - 462.2650
462 - 498.2600
498 - 534.2550
534 - 587.2500
587 - 646.2463
646 - 711.2426
711 - 782.2389
782 - 860.2352
860 - 946.2315
946 - 1,041.2278
1,041 - 1,145.2241
1,145 - 1,260.2204
1,260 - 1,386.2167
1,386 - 1,525.2130
1,525 - 1,677.2093
1,677 - 1,845.2056
1,845 - 2,030.2019
Over 2,030.1982

Individual Fund Fee Rate
0.3000%

The maximum permitted Rule 12b-1 Fee without a shareholder vote for both the Existing and Replacement Portfolios is 0.25%.

* Other expenses are based on estimates for the current fiscal year.

** Park Avenue Institutional Advisers LLC, the Fund's investment manager (the "Manager"), has contractually agreed through April 30, 2022 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund's Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 0.87% of the Fund's average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees.

Performance History (as of September 30, 2020)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Fidelity VIP Mid Cap Portfolio
Fidelity VIP Mid Cap Portfolio (Service Class 2)	4.30%	2.65%	7.17%	8.07%
S&P MidCap 400® Index (reflects no deduction for fees, expenses or taxes)	-2.16%	2.90%	8.11%	10.49%
Replacement Portfolio – Guardian Select Mid Cap Core VIP Fund
Guardian Select Mid Cap Core VIP Fund	N/A	N/A	N/A	N/A
S&P MidCap 400® Index (reflects no deduction for fees, expenses or taxes)	-2.16%	2.90%	8.11%	10.49%

Substitution No. 4.	Pioneer Mid Cap Value VCT Portfolio (Class II), replaced by Guardian Small-Mid Cap Core VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Pioneer Mid Cap Value VCT Portfolio (Class II)	Guardian Small-Mid Cap Core VIP Fund

Investment Adviser	Investment Adviser

Amundi Pioneer Asset Management, Inc.	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	Wells Capital Management Incorporated

Investment Objective	Investment Objective

Capital appreciation by investing in a diversified portfolio of securities consisting primarily of common stocks.	The Fund seeks capital appreciation.

Principal Investment Strategies

Normally, the portfolio invests at least 80% of its total assets in equity securities of mid-size companies. Mid-size companies are those with market values, at the time of investment, that do not exceed the greater of the market capitalization of the largest company within the Russell Midcap Value Index ($43.80 billion as of December 31, 2019) or the 3-year rolling average of the market capitalization of the largest company within the Russell Midcap Value Index ($38.86 billion as of December 31, 2019), as measured at the end of the preceding month, and are not less than the smallest company within the index. The Russell Midcap Value Index measures the performance of U.S. mid-cap value stocks. The size of the companies in the index changes constantly with market conditions and the composition of the index. The equity securities in which the portfolio principally invests are common stocks, preferred stocks and depositary receipts, but the portfolio may invest in other types of equity securities to a lesser extent, such as funds that invest primarily in equity securities, equity interests in real estate investment trusts (REITs), warrants and rights. The portfolio may invest in initial public offerings of equity securities.

The portfolio may invest up to 25% of its total assets in securities of non-U.S. issuers. The portfolio will not invest more than 5% of its total assets in the securities of emerging markets issuers.

The portfolio may invest up to 20% of its net assets in REITs.

The portfolio may invest up to 20% of its total assets in debt securities. The portfolio may invest up to 5% of its net assets in below investment grade debt securities (known as “junk bonds”), including below investment grade convertible debt securities.

The portfolio may, but is not required to, use derivatives, such as stock index futures and options. The portfolio may use derivatives for a variety of purposes, including: in an attempt to hedge against adverse changes in the market price of securities, interest rates or currency exchange rates; as a substitute for purchasing or selling securities; to attempt to increase the portfolio’s return as a non-hedging strategy that may be considered speculative; to manage portfolio characteristics; and as a cash flow management technique. The portfolio may choose not to make use of derivatives for a variety of reasons, and any use may be limited by applicable law and regulations. The portfolio may also hold cash or other short-term investments.

The portfolio uses a “value” style of management. The adviser seeks to identify securities that are selling at reasonable prices or at substantial discounts to their underlying values and then holds these securities until the market values reflect their intrinsic values. The adviser evaluates a security’s potential value, including the attractiveness of its market valuation, based on the company’s assets and prospects for earnings growth. In making that assessment, the adviser employs fundamental research and an evaluation of the issuer based on its financial statements and operations, employing a bottom-up analytic style, which focuses on specific securities rather than on industries. The adviser focuses on the quality and price of individual issuers and securities. The adviser generally sells a portfolio security when it believes that the security’s market value reflects its underlying value.

Principal Investment Strategies

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in common stocks, or other investments that Wells Capital Management Incorporated (the “Subadviser”) believes have similar economic characteristics, of small- and medium-capitalization companies. The Subadviser defines small- and medium-capitalization companies as companies with market capitalizations similar to companies in the Russell 2000® Index and the Russell Midcap® Index at the time of purchase. Although expected to change frequently, the market capitalization range of these Indexes was $5.3 million to $11.5 billion and $72.54 million to $64.58 billion, respectively, as of March 31, 2020.

The Fund may invest up to 25% of its total assets in equity securities of foreign issuers, including American Depositary Receipts and similar investments that are either U.S. dollar denominated and/or traded on a U.S. stock exchange; as well as non-U.S. dollar denominated securities traded on a foreign stock exchange.

The Subadviser invests principally in common stocks of domestic and foreign small-and medium-capitalization companies that it believes are underpriced yet have attractive growth prospects. The Subadviser’s analysis is based on the determination of a company’s “private market valuation,” which is the price an investor would be willing to pay for the entire company. The Subadviser determines a company’s private market valuation based upon several different types of quantitative and qualitative analysis. The Subadviser carries out a fundamental analysis of a company’s cash flows, asset valuations, competitive factors, and other industry specific factors. The Subadviser also gauges the company’s management strength, financial health, and growth potential in determining a company’s private market valuation. The Subadviser places an emphasis on company management, even meeting with management in certain situations. Finally, the Subadviser focuses on the long-term strategic direction of the company. The Subadviser then compares the private market valuation as determined by these factors to the company’s public market valuation, and invests in the securities of those companies where it believes there is a significant gap between the two.

The Subadviser may sell an investment when its price no longer compares favorably with the company’s private market valuation. In addition, the Subadviser may choose to sell an investment where the fundamentals deteriorate, the strategy of the management or the management itself changes, or it has a better use of capital.

Principal Risks	Principal Risks

•   Market Risk

•   Recent events

 •   Mid-size companies risk.

•   Value style risk

•   Portfolio selection risk

•    Risks of non-U.S. investments.

•    Risks of investments in real estate related securities

•    Risks of initial public offerings

•    Risks of investment in other funds

•    Risks of convertible securities

•    Preferred stocks risk

•    Risks of warrants and rights

•    Debt securities risk

•    Market segment risk

•    Derivatives risk

•    Leveraging risk

•    Portfolio turnover risk

•    Valuation risk

•    Liquidity risk

•    Redemption risk

•    Cybersecurity risk

•    Expense risk

•   Market Risk

•   Issuer Risk

•  Management Risk

 •   Equity Securities Risk

•   Small-Capitalization Company Risk

•   Mid-Capitalization Company Risk

•   Growth Investment Style Risk

•   Value Investment Style Risk

•   Active Trading Risk

•   Depositary Receipts Risk

•   Foreign Investment and
Currency Risk

•   Liquidity and Valuation Risk

•  New/Small Fund Risk

The Section 26 Applicants have analyzed the comparability of the Existing Portfolio and the Replacement Portfolio, considering their investment objectives, principal investment strategies, and principal risks. The Section 26 Applicants have determined that the Portfolios are similar or substantially similar for the following reasons:

•	Overall, each Portfolio is a U.S. equity fund investing in mid- and/or small-capitalization companies.

•	Each Portfolio’s investment objective includes capital appreciation.

•	Each Portfolio primarily invests in equity securities. The Existing Portfolio normally invests at least 80% of total assets in equity securities, primarily common stocks. The Replacement Portfolio will normally invest at least 80% of net assets plus any borrowings for investments purposes in common stocks or other investments with similar economic characteristics.

•	Each Portfolio invests a significant portion of its assets in mid-capitalization companies. The Existing Portfolio normally invests at least 80% of total assets in mid-capitalization companies. The Replacement Portfolio will normally invest at least 80% of net assets plus any borrowings for investments purposes in mid- and small-capitalization companies.

•	Each Portfolio mainly invests in U.S. companies. Each Portfolio may also invest up to 25% of total assets in foreign companies.

•	Each Portfolio invests in value companies as part of its principal investment strategies.

The Section 26 Applicants acknowledge that there are certain differences between the Existing Portfolio and the Replacement Portfolio. For example, the Existing Portfolio’s principal investment strategies identify various investments that are not included in the Replacement Portfolio’s principal investment strategies, namely REITs, emerging market securities, and debt securities (including high-yield fixed income investments). However, the Portfolios primarily invest in the same asset class, target companies with smaller market capitalizations, and have similar geographic focuses. As of September 30, 2020, the Existing Portfolio invested 12.51% of net assets in REITs and 1.00% of net assets in debt securities (including high-yield fixed income investments). The Existing Portfolio had no investments in emerging markets as of that date. Additionally, unlike the Existing Portfolio, the Replacement Portfolio invests in small-capitalization companies in addition to mid-capitalization companies as part of its principal investment strategies. As of September 30, 2020, the Existing Portfolio invested 70.66% and 5.94% of net assets in mid- and small-capitalization companies, respectively. Although both Portfolios invest in value companies as part of their principal investment strategies, unlike the Existing Portfolio, the Replacement Portfolio may also invest in growth companies. As of September 30, 2020, the Existing Portfolio invested 12.64% of net assets in growth companies, 44.17% of net assets in value companies, and 43.19% of net assets in blend companies, which have growth and value characteristics. Overall, the Section 26 Applicants believe that the Portfolios’ differences are outweighed by the Portfolios’ similarities. Accordingly, the Applicants submit that this Substitution, when performed in accordance with the conditions of this Application, would be consistent with the protection of investors for the purpose of Section 26(c) of the 1940 Act.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of September 30, 2020 were approximately $254.45 million. The proposed Substitution will involve approximately $154.41 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Pioneer Mid Cap Value VCT Portfolio	Guardian Small-Mid Cap Core VIP Fund
Share Class	Class II	—
Management Fee	0.65%	0.64%*
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.08%	0.15%**
Total Annual Operating Expenses	0.985	1.04%
Fee Waiver / Expense Reimbursement	N/A	(0.11%)***
Net Annual Operating Expenses	0.98%	0.93%
Management Fee Breakpoint Schedule	N/A	0.65% up to $200 million; 0.60% on over $200 million
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

* Management fees are based on estimates. The management fee is as follows: 0.65% on assets up to $200 million; and 0.60% on assets over $200 million.

** Other expenses are based on estimates for the current fiscal year.

*** Park Avenue Institutional Advisers LLC, the Fund's investment manager (the "Manager"), has contractually agreed through April 30, 2022 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund's Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 0.93% of the Fund's average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees.

Performance History (as of September 30, 2020)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Pioneer Mid Cap Value VCT Portfolio
Pioneer Mid Cap Value VCT Portfolio (Class II)	-8.19%	-1.66%	4.05%	6.92%
Russell Midcap Value® Index (reflects no deduction for fees, expenses or taxes)	-7.30%	0.82%	6.38%	9.71%
Replacement Portfolio – Guardian Small-Mid Cap Core VIP Fund
Guardian Small-Mid Cap Core VIP Fund	N/A	N/A	N/A	N/A
Russell 2500® Index (reflects no deduction for fees, expenses or taxes)	2.22%	4.45%	8.97%	10.81%

Substitution No. 5.	Columbia Variable Portfolio - Small Cap Value Fund (Class 2) replaced by Guardian Small-Mid Cap Core VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio

Columbia Variable Portfolio - Small Cap Value Fund (Class 2)

Investment Adviser

Columbia Management Investment Advisers, LLC

Sub-Adviser(s)

N/A

Investment Objective

Columbia Variable Portfolio – Small Cap Value Fund (the Fund) seeks long-term capital appreciation.

Replacement Portfolio

Guardian Small-Mid Cap Core VIP Fund

Investment Adviser

Park Avenue Institutional Advisers LLC

Sub-Adviser(s)

Wells Capital Management Incorporated

Investment Objective

The Fund seeks capital appreciation.

Principal Investment Strategies

Under normal circumstances, the Fund invests at least 80% of its net assets (including the amount of any borrowings for investment purposes) in equity securities of companies that have market capitalizations in the range of the companies in the Russell 2000® Value Index (the Index) at the time of purchase (between $5.3 million and $5.5 billion as of March 31, 2020) that the Fund’s investment manager believes are undervalued and have the potential for long-term growth. The market capitalization range and composition of the companies in the Index are subject to change.

The Fund may invest up to 20% of its total assets in foreign securities. The Fund also may invest in real estate investment trusts. The Fund may from time to time emphasize one or more sectors in selecting its investments, including the financial services sector.

The investment manager employs fundamental analysis with risk management in identifying value opportunities and constructing the Fund’s portfolio.

In selecting investments, Columbia Management Investment Advisers, LLC (the Investment Manager) considers,

among other factors:

•	businesses that are believed to be fundamentally sound and undervalued due to investor indifference, investor misperception of company prospects, or other factors;

•	various measures of valuation, including price-to-cash flow, price-to-earnings, price-to-sales, and price-to-book value. The Investment Manager believes that companies with lower valuations are generally more likely to provide opportunities for capital appreciation;

•	a company’s current operating margins relative to its historic range and future potential; and/or

•	potential indicators of stock price appreciation, such as anticipated earnings growth, company restructuring, changes in management, business model changes, new product opportunities or anticipated improvements in macroeconomic factors.

The Investment Manager may sell a security when the security’s price reaches a target set by the Investment Manager; if the Investment Manager believes that there is deterioration in the issuer’s financial circumstances or fundamental prospects; if other investments are more attractive; or for other reasons.

The Fund’s investment policy with respect to 80% of its net assets may be changed by the Fund’s Board of Trustees without shareholder approval as long as shareholders are given 60 days’ advance written notice of the change. Additionally, shareholders will be given 60 days’ notice of any change to the Fund’s investment objective made to comply with the SEC rule governing investment company names.

Principal Investment Strategies

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in common stocks, or other investments that Wells Capital Management Incorporated (the “Subadviser”) believes have similar economic characteristics, of small- and medium-capitalization companies. The Subadviser defines small- and medium-capitalization companies as companies with market capitalizations similar to companies in the Russell 2000® Index and the Russell Midcap® Index at the time of purchase. Although expected to change frequently, the market capitalization range of these Indexes was $5.3 million to $11.5 billion and $72.54 million to $64.58 billion, respectively, as of March 31, 2020.

The Fund may invest up to 25% of its total assets in equity securities of foreign issuers, including American Depositary Receipts and similar investments that are either U.S. dollar denominated and/or traded on a U.S. stock exchange; as well as non-U.S. dollar denominated securities traded on a foreign stock exchange.

The Subadviser invests principally in common stocks of domestic and foreign small-and medium-capitalization companies that it believes are underpriced yet have attractive growth prospects. The Subadviser’s analysis is based on the de- termination of a company’s “private market valuation,” which is the price an investor would be willing to pay for the entire company. The Subadviser determines a company’s private market valuation based upon several different types of quantitative and qualitative analysis. The Subadviser carries out a fundamental analysis of a company’s cash flows, asset valuations, competitive factors, and other industry specific factors. The Subadviser also gauges the company’s management strength, financial health, and growth potential in determining a company’s private market valuation. The Subadviser places an emphasis on company management, even meeting with management in certain situations. Finally, the Subadviser focuses on the long-term strategic direction of the company. The Subadviser then compares the private market valuation as determined by these factors to the company’s public market valuation, and invests in the securities of those companies where it believes there is a significant gap between the two.

The Subadviser may sell an investment when its price no longer compares favorably with the company’s private market valuation. In addition, the Subadviser may choose to sell an investment where the fundamentals deteriorate, the strategy of the management or the management itself changes, or it has a better use of capital.

Principal Risks

•	Active Management Risk

•	Foreign Securities Risk

•	Issuer Risk

•	Small-Cap Stock Risk

•	Market Risk

•	Real Estate-Related Investment Risk

•	Sector Risk

•	Financial Services Sector

•	Value Securities Risk

Principal Risks

•	Market Risk

•	Issuer Risk

•	Management Risk

•	Equity Securities Risk

•	Small-Capitalization Company Risk

•	Mid-Capitalization Company Risk

•	Growth Investment Style Risk

•	Value Investment Style Risk

•	Active Trading Risk

•	Depositary Receipts Risk

•	Foreign Investment and Currency Risk

•	Liquidity and Valuation Risk

•	New/Small Fund Risk

The Section 26 Applicants have analyzed the comparability of the Existing Portfolio and the Replacement Portfolio, considering their investment objectives, principal investment strategies, and principal risks. The Section 26 Applicants have determined that the Portfolios are similar or substantially similar for the following reasons:

•	Overall, each Portfolio is a U.S. equity fund investing in mid- and/or small-capitalization companies.

•	Each Portfolio’s investment objective includes capital appreciation.

•	Each Portfolio primarily invests in equity securities. The Existing Portfolio normally invests at least 80% of net assets (including the amount of any borrowings for investment purposes) in equity securities. The Replacement Portfolio will normally invest at least 80% of net assets plus any borrowings for investments purposes in common stocks or other investments with similar economic characteristics.

•	Each Portfolio invests a significant portion of its assets in small-capitalization companies. The Existing Portfolio normally invests at least 80% of net assets (including the amount of any borrowings for investment purposes) in small-capitalization companies. The Replacement Portfolio will normally invest at least 80% of net assets plus any borrowings for investments purposes in mid- and small-capitalization companies.

•	Each Portfolio mainly invests in U.S. companies. Each Portfolio may also invest in foreign companies as part of its principal investment strategies.

•	Each Portfolio invests in value companies as part of its principal investment strategies.

The Section 26 Applicants acknowledge that there are certain differences between the Existing Portfolio and the Replacement Portfolio. For example, although both Portfolios invest in value companies as part of their principal investment strategies, unlike the Existing Portfolio, the Replacement Portfolio may also invest in growth companies. As of September 30, 2020, the Existing Portfolio invested 14.09% of net assets in growth companies, 46.55% of net assets in value companies, and 39.37% of net assets in blend companies, which have growth and value characteristics. Unlike the Existing Portfolio, the Replacement Portfolio invests in mid-capitalization companies in addition to small-capitalization companies as part of its principal investment strategies. However, like the Existing Portfolio, the Replacement Portfolio will invest a significant percentage of its net assets in small-capitalization companies. As of September 30, 2020, the Existing Portfolio invested 6.35% and 93.65% of net assets in mid- and small-capitalization companies, respectively. Additionally, unlike the Replacement Portfolio, the Existing Portfolio includes REITs as part of its principal investment strategies. However, the Existing Portfolio does not necessarily invest a significant percentage of its assets in REITs. As of September 30, 2020, the Existing Portfolio invested only 6.38% of net assets in REITs. Overall, the Section 26 Applicants believe that the Portfolios’ differences are outweighed by the Portfolios’ similarities. Accordingly, the Applicants submit that this Substitution, when performed in accordance with the conditions of this Application, would be consistent with the protection of investors for the purpose of Section 26(c) of the 1940 Act.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of September 30, 2020 were approximately $539.35 million. The proposed Substitution will involve approximately $95.61 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Columbia Variable Portfolio - Small Cap Value Fund	Guardian Small-Mid Cap Core VIP Fund
Share Class	Class 2	—
Management Fee	0.87%	0.64%*
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.17%	0.15%**
Total Annual Operating Expenses	1.29%***	1.04%
Fee Waiver / Expense Reimbursement	(0.16%)****	(0.11%)*****
Net Annual Operating Expenses	1.13%	0.93%
Management Fee Breakpoint Schedule	N/A	0.65% up to $200 million; 0.60% on over $200 million
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.35%	0.25%

* Management fees are based on estimates. The management fee is as follows: 0.65% on assets up to $200 million; and 0.60% on assets over $200 million.

** Other expenses are based on estimates for the current fiscal year.

*** “Total annual Fund operating expenses” include acquired fund fees and expenses (expenses the Fund incurs indirectly through its investments in other investment companies).

****Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and infrequent and/or unusual expenses) through April 30, 2021, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses, subject to applicable exclusions, will not exceed the annual rates of 0.88% for Class 1 and 1.13% for Class 2.

*****Park Avenue Institutional Advisers LLC, the Fund's investment manager (the "Manager"), has contractually agreed through April 30, 2022 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund's Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 0.93% of the Fund's average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees.

Performance History (as of September 30, 2020)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Columbia Variable Portfolio - Small Cap Value Fund
Columbia Variable Portfolio - Small Cap Value Fund (Class 2)	-11.20%	-6.07%	4.42%	6.74%
Russell 2000® Value Index (reflects no deduction for fees, expenses or taxes)	-14.88%	-5.13%	4.11%	7.09%
Replacement Portfolio – Guardian Small-Mid Cap Core VIP Fund
Guardian Small-Mid Cap Core VIP Fund	N/A	N/A	N/A	N/A
Russell 2500® Index (reflects no deduction for fees, expenses or taxes)	2.22%	4.45%	8.97%	10.81%

Substitution No. 6.	Franklin Small Cap Value VIP Fund (Class 2 Shares) replaced by Guardian Small-Mid Cap Core VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Franklin Small Cap Value VIP Fund (Class 2 Shares)	Guardian Small-Mid Cap Core VIP Fund

Investment Adviser	Investment Adviser

Franklin Mutual Advisers, LLC	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	Wells Capital Management Incorporated

Investment Objective	Investment Objective

Long-term total return.	The Fund seeks capital appreciation.

Principal Investment Strategies

Under normal market conditions, the Fund invests at least 80% of its net assets in investments of small-capitalization (small-cap) companies. Small-cap companies are companies with market capitalizations (the total market value of a company’s outstanding stock) not exceeding either: 1) the highest market capitalization in the Russell 2000 Index; or 2) the 12-month average of the highest market capitalization in the Russell 2000 Index, whichever is greater, at the time of purchase. As of the most recent reconstitution, the highest market capitalization in the Russell 2000 Index was $5.0 billion.

The Fund generally invests in equity securities of companies that the Fund’s investment manager believes are undervalued at the time of purchase and have the potential for capital appreciation. The Fund invests predominantly in common stocks. A stock price is undervalued when it trades at less than the price at which the investment manager believes it would trade if the market reflected all factors relating to the company’s worth. Following this strategy, the Fund invests in companies that the investment manager believes have, for example: stock prices that are low relative to current, or historical or future earnings, book value, cash flow or sales; recent sharp price declines but the potential for good long-term earnings prospects; and valuable intangibles not reflected in the stock price. The Fund also may invest in real estate investment trusts (REITs).

The types of companies the Fund may invest in include, among other things, those that may be considered out of favor due to actual or perceived cyclical or secular challenges, or are experiencing temporary setbacks, diminished expectations, mismanagement or undermanagement, or are financially stressed.

The Fund may invest up to 25% of its total assets in foreign securities.

Principal Investment Strategies

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in common stocks, or other investments that Wells Capital Management Incorporated (the “Subadviser”) believes have similar economic characteristics, of small- and medium-capitalization companies. The Subadviser defines small- and medium-capitalization companies as companies with market capitalizations similar to companies in the Russell 2000® Index and the Russell Midcap® Index at the time of purchase. Although expected to change frequently, the market capitalization range of these Indexes was $5.3 million to $11.5 billion and $72.54 million to $64.58 billion, respectively, as of March 31, 2020.

The Fund may invest up to 25% of its total assets in equity securities of foreign issuers, including American Depositary Receipts and similar investments that are either U.S. dollar denominated and/or traded on a U.S. stock exchange; as well as non-U.S. dollar denominated securities traded on a foreign stock exchange.

The Subadviser invests principally in common stocks of domestic and foreign small-and medium-capitalization companies that it believes are underpriced yet have attractive growth prospects. The Subadviser’s analysis is based on the determination of a company’s “private market valuation,” which is the price an investor would be willing to pay for the entire company. The Subadviser determines a company’s private market valuation based upon several different types of quantitative and qualitative analysis. The Subadviser carries out a fundamental analysis of a company’s cash flows, asset valuations, competitive factors, and other industry specific factors. The Subadviser also gauges the company’s management strength, financial health, and growth potential in determining a company’s private market valuation. The Subadviser places an emphasis on company management, even meeting with management in certain situations. Finally, the Subadviser focuses on the long-term strategic direction of the company. The Subadviser then compares the private market valuation as determined by these factors to the company’s public market valuation, and invests in the securities of those companies where it believes there is a significant gap between the two.

The Subadviser may sell an investment when its price no longer compares favorably with the company’s private market valuation. In addition, the Subadviser may choose to sell an investment where the fundamentals deteriorate, the strategy of the management or the management itself changes, or it has a better use of capital.

Principal Risks		Principal Risks

•	Market Risk	•	Market Risk

•	Small-Capitalization Companies Risk	•	Issuer Risk

•	Value Style Investing Risk	•	Management Risk

•	Foreign Securities (non-U.S.) Risk	•	Equity Securities Risk

•	Real Estate Investment Trusts (REITs) Risk	•	Small-Capitalization Company Risk

•	Focus Risk	•	Mid-Capitalization Company Risk

•	Management Risk	•	Growth Investment Style Risk

		•	Value Investment Style Risk

		•	Active Trading Risk

		•	Depositary Receipts Risk

		•	Foreign Investment and Currency Risk

		•	Liquidity and Valuation Risk

		•	New/Small Fund Risk

The Section 26 Applicants have analyzed the comparability of the Existing Portfolio and the Replacement Portfolio, considering their investment objectives, principal investment strategies, and principal risks. The Section 26 Applicants have determined that the Portfolios are similar or substantially similar for the following reasons:

•	Overall, each Portfolio is a U.S. equity fund investing in mid- and/or small-capitalization companies.

•	The Existing Portfolio’s investment objective (long-term total return) is consistent with the Replacement Portfolio’s investment objective (capital appreciation).

•	Each Portfolio primarily invests in equity securities. The Existing Portfolio generally invests in equity securities, predominantly common stocks. The Replacement Portfolio will normally invest at least 80% of net assets plus any borrowings for investments purposes in common stocks or other investments with similar economic characteristics.

•	Each Portfolio invests a significant portion of its assets in small-capitalization companies. The Existing Portfolio normally invests at least 80% of its net assets in investments of small-capitalization companies. The Replacement Portfolio will normally invest at least 80% of net assets plus any borrowings for investments purposes in mid- and small-capitalization companies.

•	Each Portfolio mainly invests in U.S. companies. Each Portfolio may also invest in foreign companies as part of its principal investment strategies.

•	Each Portfolio invests in value companies as part of its principal investment strategies.

The Section 26 Applicants acknowledge that there are certain differences between the Existing Portfolio and the Replacement Portfolio. For example, although both Portfolios invest in value companies as part of their principal investment strategies, unlike the Existing Portfolio, the Replacement Portfolio may also invest in growth companies. As of September 30, 2020, the Existing Portfolio invested 13.52% of net assets in growth companies, 48.01% of net assets in value companies, and 38.47% of net assets in blend companies, which have growth and value characteristics. Unlike the Existing Portfolio, the Replacement Portfolio invests in mid-capitalization companies in addition to small-capitalization companies as part of its principal investment strategies. However, like the Existing Portfolio, the Replacement Portfolio will invest a significant percentage of its net assets in small-capitalization companies. As of September 30, 2020, the Existing Portfolio invested 16.18% and 83.82% of net assets in mid- and small-capitalization companies, respectively. Additionally, unlike the Replacement Portfolio, the Existing Portfolio includes REITs as part of its principal investment strategies. However, the Existing Portfolio does not necessarily invest a significant percentage of its assets in REITs. As of September 30, 2020, the Existing Portfolio invested only 3.02% of net assets in REITs. Overall, the Section 26 Applicants believe that the Portfolios’ differences are outweighed by the Portfolios’ similarities. Accordingly, the Applicants submit that this Substitution, when performed in accordance with the conditions of this Application, would be consistent with the protection of investors for the purpose of Section 26(c) of the 1940 Act.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of September 30, 2020 were approximately $949.97 million. The proposed Substitution will involve approximately $95.26 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Franklin Small Cap Value VIP Fund	Guardian Small-Mid Cap Core VIP Fund
Share Class	Class 2 Shares	—
Management Fee	0.64%	0.64%*
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.03%	0.15%**
Acquired Fund Fees and Expenses	0.01%***	N/A
Total Annual Operating Expenses	0.93%***	1.04%
Fee Waiver / Expense Reimbursement	N/A	(0.11%) ****
Net Annual Operating Expenses	0.93%	0.93%
Management Fee Breakpoint Schedule	N/A	0.65% up to $200 million; 0.60% on over $200 million
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.35%	0.25%

* Management fees are based on estimates. The management fee is as follows: 0.65% on assets up to $200 million; and 0.60% on assets over $200 million.

** Other expenses are based on estimates for the current fiscal year.

*** Total annual Fund operating expenses differ from the ratio of expenses to average net assets shown in the Fund's Financial Highlights, which reflect the operating expenses of the Fund and do not include acquired fund fees and expenses.

**** Park Avenue Institutional Advisers LLC, the Fund's investment manager (the "Manager"), has contractually agreed through April 30, 2022 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund's Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 0.93% of the Fund's average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees.

Performance History (as of September 30, 2020)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Franklin Small Cap Value VIP Fund
Franklin Small Cap Value VIP Fund (Class 2)	-10.76%	-1.34%	6.16%	8.33%
Russell 2000®Value Index (reflects no deduction for fees, expenses or taxes)	-14.88%	-5.13%	4.11%	7.09%
Replacement Portfolio – Guardian Small-Mid Cap Core VIP Fund
Guardian Small-Mid Cap Core VIP Fund	N/A	N/A	N/A	N/A
Russell 2500® Index (reflects no deduction for fees, expenses or taxes)	2.22%	4.45%	8.97%	10.81%

Substitution No. 7.	AB VPS Growth and Income Portfolio (Class B) replaced by Guardian Strategic Large Cap Core VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

AB VPS Growth and Income Portfolio (Class B)	Guardian Strategic Large Cap Core VIP Fund

Investment Adviser	Investment Adviser

AllianceBernstein L.P.	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	AllianceBernstein L.P.

Investment Objective	Investment Objective

The Portfolio’s investment objective is long-term growth of capital.	The Fund seeks capital appreciation.

Principal Investment Strategies

The Portfolio invests primarily in the equity securities of U.S. companies that the Adviser believes are trading at attractive valuations that have strong or improving business models. The Adviser monitors the fundamental performance of the Portfolio’s investments for signs of future financial success. The Adviser relies heavily upon the fundamental analysis and research of its dedicated investment team for the Portfolio in conducting research and making investment decisions. The team initially screens a primary research universe of largely U.S. companies for attractive security valuation and business model characteristics. Once appropriate candidates have been identified for further analysis, the team conducts fundamental research to better understand the company’s business model. In evaluating a company for potential inclusion in the Portfolio, the Adviser takes into account many factors that it believes bear on the company’s ability to perform in the future, including attractive free cash flow valuations, high levels of profitability, stable-to-improving balance sheets, and management teams that are good stewards of shareholder capital.

The Adviser recognizes that the perception of “value” is relative and often defined by the future economic performance of the company. As a result of how individual companies are valued in the market, the Portfolio may be attracted to investments in companies with different market capitalizations (i.e., large-, mid- or small-capitalization) or companies engaged in particular types of businesses, although the Portfolio does not intend to concentrate in any particular sectors or industries. At any period in time, the Portfolio’s portfolio emphasis upon particular industries or sectors will be a by-product of the stock selection process rather than the result of assigned targets or ranges.

The Portfolio may enter into derivatives transactions, such as options, futures contracts, forwards and swaps. The Portfolio may use options strategies involving the purchase and/or writing of various combinations of call and/or put options, including on individual securities and stock indices, futures contracts (including futures contracts on individual securities and stock indices) or shares of exchange-traded funds, or ETFs. These transactions may be used, for example, to earn extra income, to adjust exposure to individual securities or markets, or to protect all or a portion of the Portfolio’s portfolio from a decline in value, sometimes within certain ranges.

Principal Investment Strategies

AllianceBernstein L.P., the Fund’s subadviser (the “Subadviser”), seeks to achieve the Fund’s objective by investing, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in common stocks, or other investments that the Subadviser believes have similar economic characteristics, of companies with large market capitalizations. The Subadviser defines large capitalization companies as companies with market capitalizations similar to companies in the Standard & Poor’s 500® Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $1.52 billion to $1.2 trillion as of March 31, 2020.

The Subadviser expects that normally the Fund’s portfolio will primarily invest in securities issued by U.S. companies, although it may, at times, also invest in foreign securities.

The Fund may, at times, invest in shares of exchange-traded funds (ETFs) in lieu of making direct investments in securities or to seek to obtain desired exposures.

The Fund may enter into derivatives transactions, such as options, futures contracts, forwards and swaps. The Fund may use options strategies involving the purchase and/or writing of combinations of call and/or put options, including on individual securities and stock indices, futures contracts (including futures contracts on individual securities and stock indices) or shares of ETFs. Derivatives transactions may be used, for example, in an effort to earn extra income, to attempt to adjust exposure to individual securities or markets, or to seek to protect all, or a portion, of the Fund’s portfolio from a decline in value, sometimes within certain ranges.

The Fund invests in companies that are determined by the Subadviser to offer favorable long-term sustainable profitability, price stability, and attractive valuations. The Subadviser selects investments based on an integrated approach that combines both fundamental and quantitative research to identify attractive investment opportunities.

Factors that the Subadviser considers include: a company’s record and projections of profitability, accuracy and availability of information with respect to the company, success and experience of management, competitive advantage, low stock price volatility, and liquidity of the company’s securities. The Subadviser compares these results to the characteristics of the general stock markets to determine the relative attractiveness of each company at a given time. The Subadviser weighs economic, political and market factors in making investment decisions. The Subadviser seeks to manage the Fund’s portfolio so that it is subject to less share price volatility than many other U.S. mutual funds, although there can be no guarantee that the Subadviser will be successful in this regard.

The Subadviser typically may sell investments when it believes that they no longer offer attractive future returns compared with other investment opportunities or that they present undesirable risks or in an attempt to limit losses on investments that may decline or have declined in value.

Principal Risks	Principal Risks

• Market Risk • Capitalization Risk • Derivatives Risk • Industry/Sector Risk • Management Risk

•   Market Risk

•   Issuer Risk

•  Management Risk

•   Equity Securities Risk

•   Large-Capitalization Company Risk

•  Growth Investment Style Risk

•   Value Investment Style Risk

•   Active Trading Risk

•       Counterparty Risk

•       Derivatives Risk

•   Foreign Investment and Currency Risk

•       Forwards and Futures Contracts Risk

•   Liquidity and Valuation Risk

•  New/Small Fund Risk

•  Options

•       Other Investment Companies Risk

•       Swaps Risk

The Section 26 Applicants have analyzed the comparability of the Existing Portfolio and the Replacement Portfolio, considering their investment objectives, principal investment strategies, and principal risks. The Section 26 Applicants have determined that the Portfolios are similar or substantially similar for the following reasons:

•	Overall, each Portfolio is a U.S. large-cap equity fund.

•	Each Portfolio’s investment objective includes growth of capital / capital appreciation.

•	Each Portfolio primarily invests in equity securities. The Existing Portfolio normally invests at least 80% of net assets in common stocks. The Replacement Portfolio normally invests at least 80% of net assets in common stocks or other investments with similar economic characteristics.

•	Each Portfolio primarily invests in large-capitalization companies. Each Portfolio normally invests at least 80% of net assets in large-capitalization companies.

•	Each Portfolio primarily invests in U.S. companies. Each Portfolio may also invest in foreign companies as part of its principal investment strategies.

•	Each Portfolio invests in growth companies as part of its principal investment strategies.

•	Each Portfolio may use derivatives as part of its principal investment strategies, including options, futures contracts, forwards, and swaps.

•	The Existing Portfolio is advised by AllianceBernstein L.P. The Replacement Portfolio will be sub-advised by the same investment adviser.

The Section 26 Applicants acknowledge that there are certain differences between the Existing Portfolio and the Replacement Portfolio. For example, although both Portfolios invest in value companies as part of their principal investment strategies, unlike the Existing Portfolio, the Replacement Portfolio may also invest in growth companies. As of September 30, 2020, the Existing Portfolio invested 3.34% of net assets in growth companies, 51.70% of net assets in value companies, and 44.97% of net assets in blend companies, which have growth and value characteristics. The Replacement Portfolio has a policy of investing at least 80% of its net assets in large-capitalization companies. As of September 30, 2020, the Existing Portfolio invested 60.06% of its net assets in large-capitalization companies. Overall, the Section 26 Applicants believe that the Portfolios’ differences are outweighed by the Portfolios’ similarities. Accordingly, the Applicants submit that this Substitution, when performed in accordance with the conditions of this Application, would be consistent with the protection of investors for the purpose of Section 26(c) of the 1940 Act.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of September 30, 2020 were approximately $879.32 million. The proposed Substitution will involve approximately $193.46 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	AB VPS Growth and Income Portfolio	Guardian Strategic Large Cap Core VIP Fund
Share Class	Class B	—
Management Fee	0.55%	0.55%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.07%	0.14%*
Acquired Fund Fees and Expenses	0.01%	N/A
Total Annual Operating Expenses	0.88%	0.94%
Fee Waiver / Expense Reimbursement	(0.01%)**	(0.10%)***
Net Annual Operating Expenses	0.87%	0.84%
Management Fee Breakpoint Schedule	N/A	0.55% up to $200 million; 0.50% over 200 million
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

* Other expenses are based on estimates for the current fiscal year.

** In connection with the Portfolio’s investments in AB Government Money Market Portfolio (the “Money Market Portfolio”) (except for the investment of any cash collateral from securities lending), the Adviser has contractually agreed to waive its management fee from the Portfolio and/or reimburse other expenses of the Portfolio in an amount equal to the Portfolio’s pro rata share of the Money Market Portfolio’s effective management fee, as included in “Acquired Fund Fees and Expenses”. The agreement will remain in effect until May 1, 2021 and may only be terminated or changed with the consent of the Portfolio’s Board of Directors. In addition, the agreement will be automatically extended for one-year terms unless the Adviser provides notice of termination to the Portfolio at least 60 days prior to the end of the period.

*** Park Avenue Institutional Advisers LLC, the Fund's investment manager (the "Manager"), has contractually agreed through April 30, 2022 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund's Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 0.84% of the Fund's average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees.

Performance History (as of September 30, 2020)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – AB VPS Growth and Income Portfolio
AB VPS Growth and Income Portfolio (Class B)	-6.76%	2.39%	7.32%	10.46%
Russell 1000® Value Index (reflects no deduction for fees, expenses or taxes)	-5.03%	2.63%	7.66%	9.95%
Replacement Portfolio – Guardian Strategic Large Cap Core VIP Fund
Guardian Strategic Large Cap Core VIP Fund	N/A	N/A	N/A	N/A
S&P 500® Index (reflects no deduction for fees, expenses or taxes)	15.15%	12.28%	14.15%	13.74%

Substitution No. 8.	Franklin Growth and Income VIP Fund (Class 2 Shares) replaced by Guardian Strategic Large Cap Core VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Franklin Growth and Income VIP Fund (Class 2 Shares)	Guardian Strategic Large Cap Core VIP Fund

Investment Adviser	Investment Adviser

Franklin Advisers, Inc.	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	AllianceBernstein L.P.

Investment Objective	Investment Objective

Capital appreciation. Its secondary goal is current income.	The Fund seeks capital appreciation.

Principal Investment Strategies

Under normal conditions, the Fund invests predominantly in equity securities, including common stock, preferred stock and securities convertible into common stocks. The Fund generally invests predominantly in common stocks, and the remainder of its net assets in other equity-related instruments such as convertible securities and equity linked notes (ELNs). The Fund may invest up to 25% of its net assets in foreign securities, including developing or emerging markets.

While the Fund does not concentrate in any one industry, from time to time, based on economic conditions, it may make significant investments in certain sectors.

The Fund’s strategy is to invest in a broadly diversified portfolio of equity securities that the Fund’s investment manager considers to be financially strong, with a focus on “blue chip” companies. The investment manager applies a “bottom-up” approach to investing in individual securities. The investment manager will assess the market price of a company’s securities relative to the investment manager’s evaluation of the company’s long-term earnings, cash flow potential and balance sheet strength. The investment manager also considers a company’s price/earnings ratio, return on capital, profit margins and asset value. The Fund’s investment manager considers dividend yield and the opportunity for dividend growth in selecting stocks for the Fund because the investment manager believes that, over time, dividend income can contribute significantly to total return and can be a more consistent source of investment return than capital appreciation.

Principal Investment Strategies

AllianceBernstein L.P., the Fund’s subadviser (the “Subadviser”), seeks to achieve the Fund’s objective by investing, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in common stocks, or other investments that the Subadviser believes have similar economic characteristics, of companies with large market capitalizations. The Subadviser defines large capitalization companies as companies with market capitalizations similar to companies in the Standard & Poor’s 500® Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $1.52 billion to $1.2 trillion as of March 31, 2020.

The Subadviser expects that normally the Fund’s portfolio will primarily invest in securities issued by U.S. companies, although it may, at times, also invest in foreign securities.

The Fund may, at times, invest in shares of exchange-traded funds (ETFs) in lieu of making direct investments in securities or to seek to obtain desired exposures.

The Fund may enter into derivatives transactions, such as options, futures contracts, forwards and swaps. The Fund may use options strategies involving the purchase and/or writing of combinations of call and/or put options, including on individual securities and stock indices, futures contracts (including futures contracts on individual securities and stock indices) or shares of ETFs. Derivatives transactions may be used, for example, in an effort to earn extra income, to attempt to adjust exposure to individual securities or markets, or to seek to protect all, or a portion, of the Fund’s portfolio from a decline in value, sometimes within certain ranges.

The Fund invests in companies that are determined by the Subadviser to offer favorable long-term sustainable profitability, price stability, and attractive valuations. The Subadviser selects investments based on an integrated approach that combines both fundamental and quantitative research to identify attractive investment opportunities.

Factors that the Subadviser considers include: a company’s record and projections of profitability, accuracy and availability of information with respect to the company, success and experience of management, competitive advantage, low stock price volatility, and liquidity of the company’s securities. The Subadviser compares these results to the characteristics of the general stock markets to determine the relative attractiveness of each company at a given time. The Subadviser weighs economic, political and market factors in making investment decisions. The Subadviser seeks to manage the Fund’s portfolio so that it is subject to less share price volatility than many other U.S. mutual funds, although there can be no guarantee that the Subadviser will be successful in this regard.

The Subadviser typically may sell investments when it believes that they no longer offer attractive future returns compared with other investment opportunities or that they present undesirable risks or in an attempt to limit losses on investments that may decline or have declined in value.

Principal Risks	Principal Risks

•        Market Risk

•        Blend Style Investing Risk

•       Income Risk

•        Focus Risk

•       Equity-Linked Notes (ELNs) Risk

•        Convertible Securities Risk

•       Foreign Securities (non-U.S.) Risk

•       Credit Risk

•        Interest Rate Risk

•        Management Risk

•   Market Risk

•   Issuer Risk

•  Management Risk

 •   Equity Securities Risk

•   Large-Capitalization Company Risk

•  Growth Investment Style Risk

•   Value Investment Style Risk

•   Active Trading Risk

•       Counterparty Risk

•       Derivatives Risk

•   Foreign Investment and Currency Risk

•       Forwards and Futures Contracts Risk

•   Liquidity and Valuation Risk

•  New/Small Fund Risk

•  Options

•      Other Investment Companies Risk

•      Swaps Risk

The Section 26 Applicants have analyzed the comparability of the Existing Portfolio and the Replacement Portfolio, considering their investment objectives, principal investment strategies, and principal risks. The Section 26 Applicants have determined that the Portfolios are similar or substantially similar for the following reasons:

•	Overall, each Portfolio is a U.S. large-cap equity fund.

•	Each Portfolio’s primary investment objective is capital appreciation.

•	Each Portfolio primarily invests in equity securities. The Existing Portfolio generally invests predominantly in common stocks, and the remainder of net assets in other equity-related instruments. The Replacement Portfolio normally invests at least 80% of net assets in common stocks or other investments with similar economic characteristics.

•	Each Portfolio primarily invests in large-capitalization companies.

•	Each Portfolio focuses on investments in U.S. companies. Each Portfolio may also invest in foreign companies as part of its principal investment strategies.

•	Each Portfolio may invest in growth companies, value companies, or both.

The Section 26 Applicants acknowledge that there are certain differences between the Existing Portfolio and the Replacement Portfolio. For example, the Existing Portfolio emphasizes dividend income to a greater extent than the Replacement Portfolio. In this regard, current income is the Existing Portfolio’s secondary investment objective, and the Existing Portfolio’s portfolio managers consider dividends when evaluating investments. Nonetheless, the Replacement Portfolio will also invest in dividend-paying companies, and the Replacement Portfolio’s portfolio managers will also consider payment of dividends when evaluating investments. Unlike the Replacement Portfolio, the Existing Portfolio may invest in emerging markets under its principal investment strategies. However, the Existing Portfolio does not necessarily invest a significant percentage of its assets in emerging markets. As of September 30, 2020, the Existing Portfolio had no investments in emerging markets. Overall, the Section 26 Applicants believe that the Portfolios’ differences are outweighed by the Portfolios’ similarities. Accordingly, the Applicants submit that this Substitution, when performed in accordance with the conditions of this Application, would be consistent with the protection of investors for the purpose of Section 26(c) of the 1940 Act.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of September 30, 2020 were approximately $63.17 million. The proposed Substitution will involve approximately $26.77 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Franklin Growth and Income VIP Fund	Guardian Strategic Large Cap Core VIP Fund
Share Class	Class 2 Shares	—
Management Fee	0.62%	0.55%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.10%	0.14%*
Total Annual Operating Expenses	0.97%	0.94%
Fee Waiver / Expense Reimbursement	(0.13%)**	(0.10%)***
Net Annual Operating Expenses	0.84%	0.84%
Management Fee Breakpoint Schedule	N/A	0.55% up to $200 million; 0.50% over 200 million
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.35%	0.25%

* Other expenses are based on estimates for the current fiscal year.

** The investment manager has contractually agreed to waive or assume certain expenses so that common expenses (excluding Rule 12b-1 fees, acquired fund fees and expenses and certain non-routine expenses) do not exceed 0.59% until April 30, 2021. Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time period set forth above.

*** Park Avenue Institutional Advisers LLC, the Fund's investment manager (the "Manager"), has contractually agreed through April 30, 2022 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund's Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 0.84% of the Fund's average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees.

Performance History (as of September 30, 2020)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Franklin Growth and Income VIP Fund
Franklin Growth and Income VIP Fund (Class 2)	0.58%	5.98%	9.01%	10.02%
Russell 1000® Value Index (reflects no deduction for fees, expenses or taxes)	-5.03%	2.63%	7.66%	9.95%
S&P 500® Index (reflects no deduction for fees, expenses or taxes)	15.15%	12.28%	14.15%	13.74%
Replacement Portfolio – Guardian Strategic Large Cap Core VIP Fund
Guardian Strategic Large Cap Core VIP Fund	N/A	N/A	N/A	N/A
S&P 500® Index (reflects no deduction for fees, expenses or taxes)	15.15%	12.28%	14.15%	13.74%

Substitution No. 9.	Putnam VT Multi-Cap Core Fund (Class IB) replaced by Guardian Strategic Large Cap Core VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Putnam VT Multi-Cap Core Fund (Class IB)	Guardian Strategic Large Cap Core VIP Fund

Investment Adviser	Investment Adviser

Putnam Investment Management, LLC	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

Putnam Investments Limited* * Though the investment advisor has retained the services of Putnam Investments Limited (PIL), PIL does not currently manage any assets of the fund.	AllianceBernstein L.P.

Investment Objective	Investment Objective

Putnam VT Multi-Cap Core Fund seeks capital appreciation.	The Fund seeks capital appreciation.

Principal Investment Strategies

We invest mainly in common stocks (growth or value stocks or both) of U.S. companies of any size that we believe have favorable investment potential. For example, we may purchase stocks of companies with stock prices that reflect a value lower than that which we place on the company. We may also consider other factors we believe will cause the stock price to rise. We may consider, among other factors, a company’s valuation, financial strength, growth potential, competitive position in its industry, projected future earnings, cash flows and dividends when deciding whether to buy or sell investments.

Principal Investment Strategies

AllianceBernstein L.P., the Fund’s subadviser (the “Subadviser”), seeks to achieve the Fund’s objective by investing, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in common stocks, or other investments that the Subadviser believes have similar economic characteristics, of companies with large market capitalizations. The Subadviser defines large capitalization companies as companies with market capitalizations similar to companies in the Standard & Poor’s 500® Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $1.52 billion to $1.2 trillion as of March 31, 2020.

The Subadviser expects that normally the Fund’s portfolio will primarily invest in securities issued by U.S. companies, although it may, at times, also invest in foreign securities.

The Fund may, at times, invest in shares of exchange-traded funds (ETFs) in lieu of making direct investments in securities or to seek to obtain desired exposures.

The Fund may enter into derivatives transactions, such as options, futures contracts, forwards and swaps. The Fund may use options strategies involving the purchase and/or writing of combinations of call and/or put options, including on individual securities and stock indices, futures contracts (including futures contracts on individual securities and stock indices) or shares of ETFs. Derivatives transactions may be used, for example, in an effort to earn extra income, to attempt to adjust exposure to individual securities or markets, or to seek to protect all, or a portion, of the Fund’s portfolio from a decline in value, sometimes within certain ranges.

The Fund invests in companies that are determined by the Subadviser to offer favorable long-term sustainable profitability, price stability, and attractive valuations. The Subadviser selects investments based on an integrated approach that combines both fundamental and quantitative research to identify attractive investment opportunities.

Factors that the Subadviser considers include: a company’s record and projections of profitability, accuracy and availability of information with respect to the company, success and experience of management, competitive advantage, low stock price volatility, and liquidity of the company’s securities. The Subadviser compares these results to the characteristics of the general stock markets to determine the relative attractiveness of each company at a given time. The Subadviser weighs economic, political and market factors in making investment decisions. The Subadviser seeks to manage the Fund’s portfolio so that it is subject to less share price volatility than many other U.S. mutual funds, although there can be no guarantee that the Subadviser will be successful in this regard.

The Subadviser typically may sell investments when it believes that they no longer offer attractive future returns compared with other investment opportunities or that they present undesirable risks or in an attempt to limit losses on investments that may decline or have declined in value.

Principal Risks	Principal Risks

•        Common Stocks Risk

         (Growth stocks and Value stocks)

•        Small and Midsize Companies Risk

•        Foreign Investments Risk

•         Derivatives Risk

•        Short Sales Risk

•         Liquidity and Illiquid Investments Risk

•        Market Risk

•        Management and Operational Risk

•         Other Investments Risk

•   Market Risk

•   Issuer Risk

•  Management Risk

 •   Equity Securities Risk

•   Large-Capitalization Company Risk

•  Growth Investment Style Risk

•   Value Investment Style Risk

•   Active Trading Risk

•       Counterparty Risk

•       Derivatives Risk

•   Foreign Investment and Currency Risk

•       Forwards and Futures Contracts Risk

•   Liquidity and Valuation Risk

•  New/Small Fund Risk

•  Options Risk

•       Other Investment Companies Risk

•       Swaps Risk

The Section 26 Applicants have analyzed the comparability of the Existing Portfolio and the Replacement Portfolio, considering their investment objectives, principal investment strategies, and principal risks. The Section 26 Applicants have determined that the Portfolios are similar or substantially similar for the following reasons:

•	Overall, each Portfolio is a U.S. large-cap equity fund.

•	Each Portfolio’s investment objective is capital appreciation.

•	Each Portfolio primarily invests in equity securities. The Existing Portfolio mainly invests in common stocks. The Replacement Portfolio normally invests at least 80% of net assets in common stocks or other investments with similar economic characteristics.

•	Each Portfolio focuses on investments in U.S. companies.

•	Each Portfolio invests in large-capitalization companies.

•	Each Portfolio may invest in growth companies, value companies, or both as part of its principal investment strategies.

The Section 26 Applicants acknowledge that there are certain differences between the Existing Portfolio and the Replacement Portfolio. For example, unlike the Existing Portfolio, the Replacement Portfolio may invest in foreign companies as part of its principal investment strategies. As of September 30, 2020, the Existing Portfolio invested 96.80% and 2.18% of net assets in U.S. and foreign companies, respectively. Additionally, unlike the Replacement Portfolio, which has a policy of investing at least 80% of its net assets in large-capitalization companies, the Existing Portfolio may invest in companies of any size. As of September 30, 2020, the Existing Portfolio invested 77.94% of net assets in large-capitalization companies. Overall, the Section 26 Applicants believe that the Portfolios’ differences are outweighed by the Portfolios’ similarities. Accordingly, the Applicants submit that this Substitution, when performed in accordance with the conditions of this Application, would be consistent with the protection of investors for the purpose of Section 26(c) of the 1940 Act.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of September 30, 2020 were approximately $248.25 million. The proposed Substitution will involve approximately $111.25 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Putnam VT Multi-Cap Core Fund	Guardian Strategic Large Cap Core VIP Fund
Share Class	Class IB	—
Management Fee	0.55%	0.55%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.13%	0.14%*
Total Annual Operating Expenses	0.93%	0.94%
Fee Waiver / Expense Reimbursement	N/A	(0.10%)**
Net Annual Operating Expenses	0.93%	0.84%
Management Fee Breakpoint Schedule	N/A	0.55% up to $200 million; 0.50% over 200 million
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

* Other expenses are based on estimates for the current fiscal year.

** Park Avenue Institutional Advisers LLC, the Fund's investment manager (the "Manager"), has contractually agreed through April 30, 2022 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund's Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 0.84% of the Fund's average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees.

Performance History (as of September 30, 2020)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Putnam VT Multi-Cap Core Fund
Putnam VT Multi-Cap Core Fund (Class IB)	13.69%	10.21%	12.60%	12.86%
Russell 3000® Index (reflects no deduction for fees, expenses or taxes)	15.00%	11.65%	13.69%	13.48%
Replacement Portfolio – Guardian Strategic Large Cap Core VIP Fund
Guardian Strategic Large Cap Core VIP Fund	N/A	N/A	N/A	N/A
S&P 500® Index (reflects no deduction for fees, expenses or taxes)	15.15%	12.28%	14.15%	13.74%

Substitution No. 10.         MFS® Technology Portfolio (Service Class) replaced by Guardian Diversified Research VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

MFS® Technology Portfolio (Service Class)	Guardian Diversified Research VIP Fund

Investment Adviser	Investment Adviser

Massachusetts Financial Services Company (“MFS”)	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	Putnam Investment Management, LLC

Investment Objective	Investment Objective

The fund’s investment objective is to seek capital appreciation.	The Fund seeks capital appreciation.

Principal Investment Strategies

MFS (Massachusetts Financial Services Company, the fund's investment adviser) normally invests at least 80% of the fund’s net assets in securities of issuers principally engaged in offering, using or developing products, processes, or services that will provide or will benefit significantly from technological advances and improvements. These issuers are in such fields as computer systems and software, networking and telecommunications, internet, business services, and electronics.

MFS normally invests the fund’s assets primarily in equity securities. Equity securities include common stocks and other securities that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer.

In selecting investments for the fund, MFS is not constrained to any particular investment style. MFS may invest the fund’s assets in the stocks of companies it believes to have above average earnings growth potential compared to other companies (growth companies) or the stocks of companies it believes are undervalued compared to their perceived worth (value companies). However, companies that benefit from technological advancements and improvements often are growth companies.

MFS may invest the fund’s assets in securities of companies of any size.

MFS may invest the fund’s assets in foreign securities.

The fund is a non-diversified fund. This means that MFS may invest a significant percentage of the fund’s assets in a single issuer or a small number of issuers.

MFS may enter into short sales.

MFS uses an active bottom-up investment approach to buying and selling investments for the fund. Investments are selected primarily based on fundamental analysis of individual issuers.

Quantitative screening tools that systematically evaluate issuers may also be considered.

For purposes of the fund's 80% policy, net assets include the amount of any borrowings for investment purposes.

Principal Investment Strategies

The Fund invests mainly in common stocks (growth or value stocks or both) of U.S. large-capitalization companies that Putnam Investment Management, LLC, the Fund’s subadviser (“Subadviser”), believes have favorable investment potential. The Subadviser defines large-capitalization companies as companies with market capitalizations similar to companies in the Standard & Poor’s 500® Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $1.52 billion to $1.2 trillion as of March 31, 2020. In addition to common stocks, the Fund may invest in preferred stocks and convertible securities.

The Fund may purchase securities of companies with prices that reflect a value lower than that which the Subadviser places on the company or security, as applicable. The Subadviser may consider, among other factors, a company’s valuation, financial strength, growth potential, competitive position in its industry, projected future earnings, cash flows and dividends when deciding whether to buy or sell investments. The Subadviser may also consider other factors that it believes will likely cause the security’s price to rise.

The Subadviser typically may sell investments when it believes that they no longer offer attractive future returns compared with other investment opportunities or that they present undesirable risks or in an attempt to limit losses on investments that may decline or have declined in value.

Principal Risks	Principal Risks

•       Investment Selection Risk

•       Equity Market Risk/Company Risk

•       Technology Concentration Risk

•       Growth Company Risk

•       Foreign Risk

•      Industry and Sector Risk

•       Focus Risk

•       Short Sale Risk

•       Non-Diversification Risk

•       Liquidity Risk

•       Large Shareholder Risk

•       Market Risk

•       Issuer Risk

•       Management Risk

•       Equity Securities Risk

•       Large-Capitalization Company Risk

•       Active Trading Risk

•       Convertible Securities Risk

•       Liquidity and Valuation Risk

•       Portfolio Turnover Risk

The Section 26 Applicants have analyzed the comparability of the Existing Portfolio and the Replacement Portfolio, considering their investment objectives, principal investment strategies, and principal risks. The Section 26 Applicants have determined that the Portfolios are similar or substantially similar for the following reasons:

•	Overall, each Portfolio is a U.S. large-cap equity fund.

•	Each Portfolio’s investment objective is capital appreciation.

•	Each Portfolio primarily invests in equity securities. The Existing Portfolio normally invests its assets primarily in common stocks and other securities that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer. The Replacement Portfolio mainly invests in common stocks. The Replacement Portfolio may also invest in preferred stocks and convertible securities as part of its principal investment strategies.

•	Each Portfolio invests in large-capitalization companies as part of its principal investment strategies.

•	Each Portfolio focuses on investments in U.S. companies. Each Portfolio may also invest in foreign companies as part of its principal investment strategies.

•	Each Portfolio may invest in growth companies, value companies, or both as part of its principal investment strategies.

•	Each Portfolio uses the S&P 500 Index as a performance benchmark.

The Section 26 Applicants acknowledge that there are certain differences between the Existing Portfolio and the Replacement Portfolio. For example, the Existing Portfolio focuses on investments in technology companies (i.e., companies offering, using or developing products, processes, or services that will provide or will benefit significantly from technological advances and improvements). While the Replacement Portfolio does not invest in technology companies to the same extent as the Existing Portfolio, the Replacement Portfolio may invest a significant portion of its net assets in the technology sector. As of September 30, 2020, the Existing Portfolio invested 60.19%, and the Replacement Portfolio invested 28.24%, of net assets in the technology sector. Unlike the Replacement Portfolio, the Existing Portfolio may invest in companies of any size as part of its principal investment strategies. As of September 30, 2020, the Existing Portfolio invested 80.35%, and the Replacement Portfolio invested 84.89%, of net assets in large-capitalization companies, respectively. Overall, the Section 26 Applicants believe that the Portfolios’ differences are outweighed by the Portfolios’ similarities. Accordingly, the Applicants submit that this Substitution, when performed in accordance with the conditions of this Application, would be consistent with the protection of investors for the purpose of Section 26(c) of the 1940 Act.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of September 30, 2020 were approximately $89.22 million. The proposed Substitution will involve approximately $27.22 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	MFS® Technology Portfolio	Guardian Diversified Research VIP Fund
Share Class	Service Class	—
Management Fee	0.75%	0.60%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.22%	0.18%
Total Annual Operating Expenses	1.22%	1.03%
Fee Waiver / Expense Reimbursement	N/A	(0.02%)*
Net Annual Operating Expenses	1.22%	1.01%**
Management Fee Breakpoint Schedule	0.75% up to $1 billion; 0.70% in excess of $1 billion	N/A
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

* Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2021 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 1.00% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager may be entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

**Restated to reflect the current expense limitation arrangement.

Performance History (as of September 30, 2020)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – MFS® Technology Portfolio
MFS® Technology Portfolio (Service Class)	45.30%	24.80%	24.77%	19.21%
Standard & Poor’s 500® Index (reflects no deduction for fees, expenses or taxes)	15.15%	12.28%	14.15%	13.74%
Standard & Poor’s North American Technology Sector Index (reflects no deduction for fees, expenses or taxes)	42.95%	26.90%	26.55%	20.31%
Replacement Portfolio – Guardian Diversified Research VIP Fund
Guardian Diversified Research VIP Fund	17.48%	12.24%	N/A	N/A
S&P 500® Index (reflects no deduction for fees, expenses or taxes)	15.15%	12.28%	14.15%	13.74%

Substitution No. 11.	Janus Henderson Global Technology and Innovation Portfolio (Service Shares) replaced by Guardian Diversified Research VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Janus Henderson Global Technology and Innovation Portfolio (Service Shares)	Guardian Diversified Research VIP Fund

Investment Adviser	Investment Adviser

Janus Capital Management LLC	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	Putnam Investment Management, LLC

Investment Objective	Investment Objective

Janus Henderson Global Technology and Innovation Portfolio (“Global Technology and Innovation Portfolio”) seeks long-term growth of capital.	The Fund seeks capital appreciation.

Principal Investment Strategies

The Portfolio pursues its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in securities of companies that the portfolio managers believe will benefit significantly from advances or improvements in technology. These companies generally fall into two categories: companies that the portfolio managers believe have or will develop products, processes, or services that will provide significant technological advancements or improvements; and companies that the portfolio managers believe rely extensively on technology in connection with their operations or services.

Some of the industries and companies likely to be represented in the Portfolio’s holdings include e-commerce (companies doing business through the Internet); computer (hardware and software); communications (voice, data, and wireless); industrials; Internet (software, services, and infrastructure equipment); and media and entertainment.

The Portfolio implements this policy by investing primarily in equity securities of U.S. and foreign companies selected for their growth potential. The Portfolio typically invests at least 40% of its net assets in securities of issuers or companies that are economically tied to different countries throughout the world, excluding the United States. The Portfolio may, under unusual circumstances, invest in a single country. The Portfolio may have significant exposure to emerging markets. The Portfolio may also invest in U.S. and foreign debt securities. From time to time, the Portfolio may invest in shares of companies through initial public offerings.

The portfolio managers apply a “bottom up” approach in choosing investments. In other words, the portfolio managers look at companies one at a time to determine if a company is an attractive investment opportunity and if it is consistent with the Portfolio’s investment policies.

The Portfolio may also take long or short positions in derivatives, which are instruments that have a value derived from, or directly linked to, an underlying asset, such as equity securities, fixed-income securities, commodities, currencies, interest rates, or market indices. For purposes of meeting its 80% investment policy, the Portfolio may include derivatives that have characteristics similar to the securities in which the Portfolio may directly invest. The types of derivatives in which the Portfolio may invest include options, futures, swaps, warrants, and forward currency contracts. The Portfolio may use derivatives to hedge, to earn income or enhance returns, as a substitute for securities in which the Portfolio invests, to increase or decrease the Portfolio’s exposure to a particular market, to adjust the Portfolio’s currency exposure relative to its benchmark index, to gain access to foreign markets where direct investment may be restricted or unavailable, or to manage the Portfolio’s risk profile.

The Portfolio may lend portfolio securities on a short-term or long-term basis, in an amount equal to up to one-third of its total assets as determined at the time of the loan origination.

Principal Investment Strategies

The Fund invests mainly in common stocks (growth or value stocks or both) of U.S. large-capitalization companies that Putnam Investment Management, LLC, the Fund’s subadviser (“Subadviser”), believes have favorable investment potential. The Subadviser defines large-capitalization companies as companies with market capitalizations similar to companies in the Standard & Poor’s 500® Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $1.52 billion to $1.2 trillion as of March 31, 2020. In addition to common stocks, the Fund may invest in preferred stocks and convertible securities.

The Fund may purchase securities of companies with prices that reflect a value lower than that which the Subadviser places on the company or security, as applicable. The Subadviser may consider, among other factors, a company’s valuation, financial strength, growth potential, competitive position in its industry, projected future earnings, cash flows and dividends when deciding whether to buy or sell investments. The Subadviser may also consider other factors that it believes will likely cause the security’s price to rise.

The Subadviser typically may sell investments when it believes that they no longer offer attractive future returns compared with other investment opportunities or that they present undesirable risks or in an attempt to limit losses on investments that may decline or have declined in value.

Principal Risks	Principal Risks

•  Market Risk

•  Growth Securities Risk

•  Mid-Sized Companies Risk

•  Emerging Markets Risk

•  Foreign Exposure Risk

•  Industry and Sector Risk

•  Derivatives Risk

•  Geographic Concentration Risk

•  Initial Public Offering Risk

•  Securities Lending Risk

•  Real Estate Securities Risk

•  Management Risk

•   Market Risk

•   Issuer Risk

•  Management Risk

 •   Equity Securities Risk

•   Large-Capitalization Company Risk

•   Active Trading Risk

•       Convertible Securities Risk

•   Liquidity and Valuation Risk

•       Portfolio Turnover Risk

The Section 26 Applicants have analyzed the comparability of the Existing Portfolio and the Replacement Portfolio, considering their investment objectives, principal investment strategies, and principal risks. The Section 26 Applicants have determined that the Portfolios are similar or substantially similar for the following reasons:

•	Overall, each Portfolio is a large-cap equity fund.

•	Each Portfolio’s investment objective includes growth of capital / capital appreciation.
•	Each Portfolio primarily invests in equity securities.

•	Each Portfolio invests in large-capitalization companies as part of its principal investment strategies.

•	Each Portfolio invests in U.S. companies as part of its principal investment strategies.

•	Each Portfolio invests in growth companies as part of its principal investment strategies.

The Section 26 Applicants acknowledge that there are certain differences between the Existing Portfolio and the Replacement Portfolio. For example, the Existing Portfolio focuses on investments in technology companies (i.e., companies that will benefit significantly from advances or improvements in technology). While the Replacement Portfolio does not invest in technology companies to the same extent as the Existing Portfolio, the Replacement Portfolio may invest a significant portion of its net assets in the technology sector. As of September 30, 2020, the Replacement Portfolio invested 28.24% of net assets in the technology sector. Additionally, although it focuses on large-capitalization U.S. securities, the Existing Portfolio has the flexibility to invest in mid-capitalization companies and foreign securities as part of its principal investment strategies, unlike the Replacement Portfolio. As of September 30, 2020, The Existing Portfolio invested 88.00% and the Replacement Portfolio invested 84.89% of net assets in large-capitalization companies; the Existing Portfolio and the Replacement Portfolio invested 82.93% and 92.91% of net assets, respectively, in U.S. companies; and the Existing Portfolio and the Replacement Portfolio invested 15.58% and 5.17% of net assets, respectively, in foreign companies. Unlike the Replacement Portfolio, the Existing Portfolio may invest in debt securities and derivatives as part of its principal investment strategies. However, the Existing Portfolio does not necessarily invest a significant percentage of its assets in such investments. As of September 30, 2020, the Existing Portfolio had no investments in debt securities or derivatives. Overall, the Section 26 Applicants believe that the Portfolios’ differences are outweighed by the Portfolios’ similarities. Accordingly, the Applicants submit that this Substitution, when performed in accordance with the conditions of this Application, would be consistent with the protection of investors for the purpose of Section 26(c) of the 1940 Act.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of September 30, 2020 were approximately $688.68 million. The proposed Substitution will involve approximately $64.75 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Janus Henderson Global Technology and Innovation Portfolio	Guardian Diversified Research VIP Fund
Share Class	Service Shares	—
Management Fee	0.64%	0.60%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.10%	0.18%
Total Annual Operating Expenses	0.99%*	1.03%
Fee Waiver / Expense Reimbursement	N/A	(0.02%)**
Net Annual Operating Expenses	0.99%	1.01%***
Management Fee Breakpoint Schedule	N/A	N/A
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

* Janus Capital has agreed to waive its investment advisory fee and/or reimburse Portfolio expenses to the extent that the Portfolio’s total annual fund operating expenses (excluding fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs and expenses payable pursuant to the Transfer Agency Agreement), brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) exceed 1.00% for at least a one-year period commencing on April 29, 2020.

**Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2021 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 1.00% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager may be entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

*** Restated to reflect the current expense limitation arrangement.

Performance History (as of September 30, 2020)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Janus Henderson Global Technology and Innovation Portfolio
Janus Henderson Global Technology and Innovation Portfolio (Service Shares)	49.83%	27.96%	28.31%	19.87%
Standard & Poor’s 500® Index (reflects no deduction for fees, expenses or taxes)	15.15%	12.28%	14.15%	13.74%
MSCI All Country World Information Technology Index (reflects no deduction for fees, expenses or taxes)	44.79%	23.66%	24.74%	17.76%
Replacement Portfolio – Guardian Diversified Research VIP Fund
Guardian Diversified Research VIP Fund	17.48%	12.24%	N/A	N/A
S&P 500® Index (reflects no deduction for fees, expenses or taxes)	15.15%	12.28%	14.15%	13.74%

Substitution No. 12.	AB VPS Large Cap Growth Portfolio (Class B) replaced by Guardian Large Cap Fundamental Growth VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

AB VPS Large Cap Growth Portfolio (Class B)	Guardian Large Cap Fundamental Growth VIP Fund

Investment Adviser	Investment Adviser

AllianceBernstein L.P.	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	ClearBridge Investments, LLC

Investment Objective	Investment Objective

The Portfolio’s investment objective is long-term growth of capital.	The Fund seeks long-term growth of capital.

Principal Investment Strategies	Principal Investment Strategies

The Portfolio invests primarily in equity securities of a limited number of large, carefully selected, high-quality U.S. companies.

The Portfolio invests primarily in the domestic equity securities of companies selected by the Adviser for their growth potential within various market sectors. The Portfolio emphasizes investments in large, seasoned companies. Under normal circumstances, the Portfolio invests at least 80% of its net assets in common stocks of large-capitalization companies.

For these purposes, “large-capitalization companies” are those that, at the time of investment, have market capitalizations within the range of market capitalizations of companies appearing in the Russell 1000 Growth Index. While the market capitalizations of companies in the Russell 1000 Growth Index ranged from approximately $1.2 billion to $1,304.8 billion as of December 31, 2019, the Portfolio normally invests in common stocks of companies with market capitalizations of at least $5 billion at the time of purchase.

The Adviser expects that normally the Portfolio’s portfolio will tend to emphasize investments in securities issued by U.S. companies, although it may invest in foreign securities. The Adviser allocates the Portfolio’s investments among broad sector groups based on the fundamental company research conducted by the Adviser’s internal research staff, assessing the current and forecasted investment opportunities and conditions, as well as diversification and risk considerations. The Adviser may vary the percentage allocations among market sectors and may change the market sectors in which the Portfolio invests as companies’ potential for growth within a sector matures and new trends for growth emerge.

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in equity securities, or other investments with similar economic characteristics, of U.S. large-capitalization companies. ClearBridge Investments, LLC, the Fund’s subadviser (“Subadviser”), defines large-capitalization companies as companies with market capitalizations similar to companies in the Russell 1000® Growth Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $510 million to $1.2 trillion as of March 31, 2020.

The Fund may invest in foreign securities, either directly or through depositary receipts.

The Subadviser emphasizes individual security selection while diversifying the Fund’s investments across industries, which is intended to reduce risk. The Subadviser attempts to identify established large-capitalization companies with the highest growth potential. The Subadviser then analyzes each company in detail, ranking its management, strategy, and competitive market position. Finally, the Subadviser attempts to identify the best values available among the growth companies identified. The core holdings of the Fund will be large-capitalization companies that are dominant in their industries, have good longer term growth prospects, and have a history of performance. In selecting individual companies for investment, the Subadviser looks primarily for: favorable earnings prospects; technological innovation; industry dominance; competitive products and services; global scope; long-term operating history; consistent and sustainable long-term growth in earnings per share; strong cash flow; high return on equity; strong financial condition; and experienced and effective management. The Subadviser typically may sell investments when it believes that they no longer offer attractive future returns compared with other investment opportunities or that they present undesirable risks or in an attempt to limit losses on investments that may decline or have declined in value.

The Adviser’s research focus is on companies with high sustainable growth prospects, high or improving return on invested capital, transparent business models, and strong and lasting competitive advantages.

The Portfolio may, at times, invest in shares of exchange-traded funds, or ETFs, in lieu of making direct investments in securities.

ETFs may provide more efficient and economical exposure to the types of companies and geographic locations in which the Portfolio seeks to invest than direct investments.

The Portfolio may enter into derivatives transactions, such as options, futures contracts, forwards and swaps. The Portfolio may use options strategies involving the purchase and/or writing of various combinations of call and/or put options, including on individual securities and stock indices, futures contracts (including futures contracts on individual securities and stock indices) or shares of ETFs. These transactions may be used, for example, in an effort to earn extra income, to adjust exposure to individual securities or markets, or to protect all or a portion of the Portfolio’s portfolio from a decline in value, sometimes within certain ranges.

Principal Risks	Principal Risks

• Market Risk • Focused Portfolio Risk • Foreign (Non-U.S.) Risk • Derivatives Risk • Industry/Sector Risk • Management Risk

•   Market Risk

•   Issuer Risk

•  Management Risk

•  Equity Securities Risk

•   Large-Capitalization Company Risk

•  Growth Investment Style Risk

•  Active Trading Risk

•      Depositary Receipts Risk

•      Foreign Investment and Currency Risk

•   Liquidity and Valuation Risk

The Section 26 Applicants have analyzed the comparability of the Existing Portfolio and the Replacement Portfolio, considering their investment objectives, principal investment strategies, and principal risks. The Section 26 Applicants have determined that the Portfolios are similar or substantially similar for the following reasons:

•	Overall, each Portfolio is a U.S. large-cap equity fund.

•	Each Portfolio’s investment objective is long-term growth of capital.

•	Each Portfolio primarily invests in equity securities. The Existing Portfolio normally invests at least 80% of its net assets in common stocks. The Replacement Portfolio normally invests at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in equity securities or other investments with similar economic characteristics.

•	Each Portfolio primarily invests in large-capitalization companies.

•	Each Portfolio primarily invests in U.S. companies. Each Portfolio may also invest in foreign companies as part of its principal investment strategies.

•	Each Portfolio focuses on investments in growth companies.

•	Each Portfolio uses the Russell 1000 Growth Index as its performance benchmark.

The Section 26 Applicants acknowledge that there are certain differences between the Existing Portfolio and the Replacement Portfolio. Overall, the Section 26 Applicants believe that the Portfolios’ differences are outweighed by the Portfolios’ similarities. Accordingly, the Applicants submit that this Substitution, when performed in accordance with the conditions of this Application, would be consistent with the protection of investors for the purpose of Section 26(c) of the 1940 Act.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of September 30, 2020 were approximately $677.50 million. The proposed Substitution will involve approximately $8.40 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	AB VPS Large Cap Growth Portfolio	Guardian Large Cap Fundamental Growth VIP Fund
Share Class	Class B	—
Management Fee	0.60%	0.59%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.08%	0.14%
Recoupment of Expenses	N/A	0.02%
Acquired Fund Fees and Expenses	0.01%	N/A
Total Annual Operating Expenses	0.94%	1.00%
Fee Waiver / Expense Reimbursement	(0.01%)*	0.00%**
Net Annual Operating Expenses	0.93%	1.00%
Management Fee Breakpoint Schedule	N/A	0.62% up to $100 million; 0.57% from $100 to $300 million; 0.52% from $300 to $500 million; 0.50% over $500 million
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

* In connection with the Portfolio’s investments in AB Government Money Market Portfolio (the “Money Market Portfolio”) (except for the investment of any cash collateral from securities lending), the Adviser has contractually agreed to waive its management fee from the Portfolio and/or reimburse other expenses of the Portfolio in an amount equal to the Portfolio’s pro rata share of the Money Market Portfolio’s effective management fee, as included in “Acquired Fund Fees and Expenses”. The agreement will remain in effect until May 1, 2021 and may only be terminated or changed with the consent of the Portfolio’s Board of Directors. In addition, the agreement will be automatically extended for one-year terms unless the Adviser provides notice of termination to the Portfolio at least 60 days prior to the end of the period.

** Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2021 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 1.01% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager may be entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

Performance History (as of September 30, 2020)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – AB VPS Large Cap Growth Portfolio
AB VPS Large Cap Growth Portfolio (Class B)	33.69%	21.29%	19.34%	17.35%
Russell 1000® Growth Index (reflects no deduction for fees, expenses or taxes)	37.53%	21.67%	20.10%	17.25%
Replacement Portfolio – Guardian Large Cap Fundamental Growth VIP Fund
Guardian Large Cap Fundamental Growth VIP Fund	30.57%	18.47%	N/A	N/A
Russell 1000® Growth Index (reflects no deduction for fees, expenses or taxes)	37.53%	21.67%	20.10%	17.25%

 Substitution No. 13.             MFS® Growth Series (Service Class) replaced by Guardian Large Cap Fundamental Growth VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

MFS® Growth Series (Service Class)	Guardian Large Cap Fundamental Growth VIP Fund

Investment Adviser	Investment Adviser

Massachusetts Financial Services Company (“MFS”)	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	ClearBridge Investments, LLC

Investment Objective	Investment Objective

The fund’s investment objective is to seek capital appreciation.	The Fund seeks long-term growth of capital.

Principal Investment Strategies	Principal Investment Strategies
MFS (Massachusetts Financial Services Company, the fund's investment adviser) normally invests the fund’s assets primarily in equity securities. Equity securities include common stocks and other securities that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer.	The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in equity securities, or other investments with similar economic characteristics, of U.S. large-capitalization companies. ClearBridge Investments, LLC, the Fund’s subadviser (“Subadviser”), defines large-capitalization companies as companies with market capitalizations similar to companies in the Russell 1000® Growth Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $510 million to $1.2 trillion as of March 31, 2020.

MFS focuses on investing the fund’s assets in the stocks of companies it believes to have above average earnings growth potential compared to other companies (growth companies).

While MFS may invest the fund’s assets in securities of companies of any size, MFS primarily invests in securities of companies with large capitalizations.

MFS may invest the fund’s assets in foreign securities.

MFS normally invests the fund's assets across different industries and sectors, but MFS may invest a significant percentage of the fund's assets in issuers in a single industry or sector.

MFS uses an active bottom-up investment approach to buying and selling investments for the fund. Investments are selected primarily based on fundamental analysis of individual issuers. Quantitative screening tools that systematically evaluate issuers may also be considered.

The Fund may invest in foreign securities, either directly or through depositary receipts.

The Subadviser emphasizes individual security selection while diversifying the Fund’s investments across industries, which is intended to reduce risk. The Subadviser attempts to identify established large-capitalization companies with the highest growth potential. The Subadviser then analyzes each company in detail, ranking its management, strategy, and competitive market position. Finally, the Subadviser attempts to identify the best values available among the growth companies identified. The core holdings of the Fund will be large-capitalization companies that are dominant in their industries, have good longer term growth prospects, and have a history of performance. In selecting individual companies for investment, the Subadviser looks primarily for: favorable earnings prospects; technological innovation; industry dominance; competitive products and services; global scope; long-term operating history; consistent and sustainable long-term growth in earnings per share; strong cash flow; high return on equity; strong financial condition; and experienced and effective management. The Subadviser typically may sell investments when it believes that they no longer offer attractive future returns compared with other investment opportunities or that they present undesirable risks or in an attempt to limit losses on investments that may decline or have declined in value.

Principal Risks	Principal Risks

• Investment Selection Risk • Equity Market Risk/Company Risk: • Growth Company Risk • Foreign Risk • Focus Risk • Liquidity Risk • Large Shareholder Risk

 •   Market Risk

•   Issuer Risk

•  Management Risk

 •   Equity Securities Risk

•   Large-Capitalization Company Risk

•  Growth Investment Style Risk

•   Active Trading Risk

•  Depositary Receipts Risk

•  Foreign Investment and Currency Risk

•   Liquidity and Valuation Risk

The Section 26 Applicants have analyzed the comparability of the Existing Portfolio and the Replacement Portfolio, considering their investment objectives, principal investment strategies, and principal risks. The Section 26 Applicants have determined that the Portfolios are similar or substantially similar for the following reasons:

•	Overall, each Portfolio is a U.S. large-cap equity fund.

•	Each Portfolio’s investment objective includes growth of capital / capital appreciation.

•	Each Portfolio primarily invests in equity securities. The Existing Portfolio primarily invests in common stocks and other securities that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer. The Replacement Portfolio normally invests at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in equity securities or other investments with similar economic characteristics.

•	Each Portfolio primarily invests in large-capitalization companies.

•	Each Portfolio primarily invests in U.S. companies. Each Portfolio may also invest in foreign companies as part of its principal investment strategies.

•	Each Portfolio focuses on investments in growth companies.

•	Each Portfolio uses the Russell 1000 Growth Index as its performance benchmark.

The Section 26 Applicants acknowledge that there are certain differences between the Existing Portfolio and the Replacement Portfolio. For example, unlike the Replacement Portfolio, the Existing Portfolio may invest in companies of any size as part of its principal investment strategies, although both Portfolios primarily invest in securities of large-capitalization companies. As of September 30, 2020, the Existing Portfolio invested 94.89%, and the Replacement Portfolio invested 86.87%, of net assets in large-capitalization companies. Overall, the Section 26 Applicants believe that the Portfolios’ differences are outweighed by the Portfolios’ similarities. Accordingly, the Applicants submit that this Substitution, when performed in accordance with the conditions of this Application, would be consistent with the protection of investors for the purpose of Section 26(c) of the 1940 Act.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of September 30, 2020 were approximately $2.09 billion. The proposed Substitution will involve approximately $1.46 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	MFS® Growth Series	Guardian Large Cap Fundamental Growth VIP Fund
Share Class	Service Class	—
Management Fee	0.71%	0.59%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.04%	0.14%
Recoupment of Expenses	N/A	0.02%
Total Annual Operating Expenses	1.00%	1.00%
Fee Waiver / Expense Reimbursement	N/A	0.00%*
Net Annual Operating Expenses	1.00%	1.00%
Management Fee Breakpoint Schedule	0.75% of the first $1 billion; 0.65% in excess of $1 billion	0.62% up to $100 million; 0.57% from $100 to $300 million; 0.52% from $300 to $500 million; 0.50% over $500 million
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

* Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2021 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 1.01% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager may be entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

Performance History (as of September 30, 2020)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – MFS® Growth Series
MFS® Growth Series (Service Class)	32.25%	22.33%	20.13%	17.00%
Russell 1000® Growth Index (reflects no deduction for fees, expenses or taxes)	37.53%	21.67%	20.10%	17.25%
Replacement Portfolio – Guardian Large Cap Fundamental Growth VIP Fund
Guardian Large Cap Fundamental Growth VIP Fund	30.57%	18.47%	N/A	N/A
Russell 1000® Growth Index (reflects no deduction for fees, expenses or taxes)	37.53%	21.67%	20.10%	17.25%

Substitution No. 14.	Janus Henderson Forty Portfolio (Service Shares) replaced by Guardian Large Cap Fundamental Growth VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Janus Henderson Forty Portfolio (Service Shares)	Guardian Large Cap Fundamental Growth VIP Fund

Investment Adviser	Investment Adviser

Janus Capital Management LLC	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	ClearBridge Investments, LLC

Investment Objective	Investment Objective

Janus Henderson Forty Portfolio (“Forty Portfolio”) seeks long-term growth of capital.	The Fund seeks long-term growth of capital.

Principal Investment Strategies

The Portfolio pursues its investment objective by normally investing primarily in a core group of 20-40 common stocks selected for their growth potential. The Portfolio may invest in companies of any size, but will invest primarily in larger, well-established companies. The Portfolio may also invest in foreign securities, which may include investments in emerging markets. As of December 31, 2019, the Portfolio held stocks of 42 companies. Of these holdings, 20 comprised approximately 71.89% of the Portfolio’s holdings.

The portfolio managers apply a “bottom up” approach in choosing investments. In other words, the portfolio managers look at companies one at a time to determine if a company is an attractive investment opportunity and if it is consistent with the Portfolio’s investment policies.

The Portfolio may lend portfolio securities on a short-term or long-term basis, in an amount equal to up to one-third of its total assets as determined at the time of the loan origination.

Principal Investment Strategies

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in equity securities, or other investments with similar economic characteristics, of U.S. large-capitalization companies. ClearBridge Investments, LLC, the Fund’s subadviser (“Subadviser”), defines large-capitalization companies as companies with market capitalizations similar to companies in the Russell 1000® Growth Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $510 million to $1.2 trillion as of March 31, 2020.

The Fund may invest in foreign securities, either directly or through depositary receipts.

The Subadviser emphasizes individual security selection while diversifying the Fund’s investments across industries, which is intended to reduce risk. The Subadviser attempts to identify established large-capitalization companies with the highest growth potential. The Subadviser then analyzes each company in detail, ranking its management, strategy, and competitive market position. Finally, the Subadviser attempts to identify the best values available among the growth companies identified. The core holdings of the Fund will be large-capitalization companies that are dominant in their industries, have good longer term growth prospects, and have a history of performance. In selecting individual companies for investment, the Subadviser looks primarily for: favorable earnings prospects; technological innovation; industry dominance; competitive products and services; global scope; long-term operating history; consistent and sustainable long-term growth in earnings per share; strong cash flow; high return on equity; strong financial condition; and experienced and effective management. The Subadviser typically may sell investments when it believes that they no longer offer attractive future returns compared with other investment opportunities or that they present undesirable risks or in an attempt to limit losses on investments that may decline or have declined in value.

Principal Risks	Principal Risks

• Market Risk • Management Risk • Growth Securities Risk • Nondiversification Risk • Mid-Sized Companies Risk • Foreign Exposure Risk • Securities Lending Risk

•  Market Risk

•  Issuer Risk

•  Management Risk

•      Equity Securities Risk

•  Large-Capitalization Company Risk

•  Growth Investment Style Risk

•  Active Trading Risk

•      Depositary Receipts Risk

•      Foreign Investment and Currency Risk

•  Liquidity and Valuation Risk

The Section 26 Applicants have analyzed the comparability of the Existing Portfolio and the Replacement Portfolio, considering their investment objectives, principal investment strategies, and principal risks. The Section 26 Applicants have determined that the Portfolios are similar or substantially similar for the following reasons:

•	Overall, each Portfolio is a U.S. large-cap equity fund.

•	Each Portfolio’s investment objective is long-term growth of capital.

•	Each Portfolio primarily invests in equity securities. The Existing Portfolio primarily invests in common stocks. The Replacement Portfolio normally invests at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in equity securities or other investments with similar economic characteristics.

•	Each Portfolio primarily invests in large-capitalization companies.

•	Each Portfolio primarily invests in U.S. companies. Each Portfolio may also invest in foreign companies as part of its principal investment strategies.

•	Each Portfolio focuses on investments in growth companies.

•	Each Portfolio uses the Russell 1000 Growth Index as its performance benchmark (or primary performance benchmark).

The Section 26 Applicants acknowledge that there are certain differences between the Existing Portfolio and the Replacement Portfolio. For example, unlike the Replacement Portfolio, the Existing Portfolio may invest in companies of any size as part of its principal investment strategies, although both Portfolios primarily invest in securities of large-capitalization companies. As of September 30, 2020, the Existing Portfolio invested 94.88%, and the Replacement Portfolio invested 86.87%, of net assets in large-capitalization companies. Unlike the Replacement Portfolio, the Existing Portfolio may invest in companies in emerging markets as part of its principal investment strategies. However, as of September 30, 2020, none of the Existing Portfolio’s assets were invested in emerging market companies. Overall, the Section 26 Applicants believe that the Portfolios’ differences are outweighed by the Portfolios’ similarities. Accordingly, the Applicants submit that this Substitution, when performed in accordance with the conditions of this Application, would be consistent with the protection of investors for the purpose of Section 26(c) of the 1940 Act.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of September 30, 2020 were approximately $1.01 billion. The proposed Substitution will involve approximately $1.82 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Janus Henderson Forty Portfolio	Guardian Large Cap Fundamental Growth VIP Fund
Share Class	Service Shares	—
Management Fee	0.69%*	0.59%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.08%	0.14%
Recoupment of Expenses	N/A	0.02%
Total Annual Operating Expenses	1.02%	1.00%
Fee Waiver / Expense Reimbursement	N/A	0.00%**
Net Annual Operating Expenses	1.02%	1.00%
Management Fee Breakpoint Schedule	N/A	0.62% up to $100 million;
		0.57% from $100 to $300 million; 0.52% from $300 to $500 million; 0.50% over $500 million
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

* This fee may adjust up or down monthly based on the Portfolio’s performance relative to its benchmark index over the performance measurement period. The investment advisory fee rate paid to Janus Capital by the Portfolio consists of two components: (1) a base fee calculated by applying the contractual fixed rate of the advisory fee to the Portfolio’s average daily net assets during the previous month (“Base Fee Rate”), plus or minus (2) a performance-fee adjustment (“Performance Adjustment”) calculated by applying a variable rate of up to 0.15% (positive or negative) to the Portfolio’s average daily net assets based on the Portfolio’s relative performance compared to the cumulative investment record of its benchmark index over a 36-month rolling performance measurement period. For more information regarding performance-based advisory fees, refer to “Management Expenses” in the Portfolio’s Prospectus.

** Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2021 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 1.01% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager may be entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

Performance History (as of September 30, 2020)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Janus Henderson Forty Portfolio
Janus Henderson Forty Portfolio (Service Shares)	32.25%	22.33%	20.13%	17.00%
Russell 1000® Growth Index (reflects no deduction for fees, expenses or taxes)	37.53%	21.67%	20.10%	17.25%
Standard & Poor’s 500® Index (reflects no deduction for fees, expenses or taxes)	15.15%	12.28%	14.15%	13.74%
Replacement Portfolio – Guardian Large Cap Fundamental Growth VIP Fund
Guardian Large Cap Fundamental Growth VIP Fund	30.57%	18.47%	N/A	N/A
Russell 1000® Growth Index (reflects no deduction for fees, expenses or taxes)	37.53%	21.67%	20.10%	17.25%

Substitution No. 15.	Alger Capital Appreciation Portfolio (Class S) replaced by Guardian Large Cap Fundamental Growth VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Alger Capital Appreciation Portfolio (Class S)	Guardian Large Cap Fundamental Growth VIP Fund

Investment Adviser	Investment Adviser

Fred Alger Management, LLC	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	ClearBridge Investments, LLC

Investment Objective	Investment Objective

Alger Capital Appreciation Portfolio seeks long-term capital appreciation.	The Fund seeks long-term growth of capital.

Principal Investment Strategies	Principal Investment Strategies

Fred Alger Management, LLC believes companies undergoing Positive Dynamic Change offer the best investment opportunities.

Positive Dynamic Change refers to companies realizing High Unit Volume Growth or companies undergoing Positive Lifecycle Change. High Unit Volume Growth companies are traditional growth companies experiencing, for example, rapidly growing demand or market dominance. Positive Lifecycle Change companies are, for example, companies benefitting from new regulations, a new product innovation or new management.

Under normal market circumstances, the Portfolio invests at least 85% of its net assets, plus any borrowings for investment purposes, in equity securities of companies of any market capitalization that Fred Alger Management, LLC believes demonstrate promising growth potential. Equity securities include common or preferred stocks that are listed on U.S. or foreign exchanges.

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in equity securities, or other investments with similar economic characteristics, of U.S. large-capitalization companies. ClearBridge Investments, LLC, the Fund’s subadviser (“Subadviser”), defines large-capitalization companies as companies with market capitalizations similar to companies in the Russell 1000® Growth Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $510 million to $1.2 trillion as of March 31, 2020.

The Fund may invest in foreign securities, either directly or through depositary receipts.

The Subadviser emphasizes individual security selection while diversifying the Fund’s investments across industries, which is intended to reduce risk. The Subadviser attempts to identify established large-capitalization companies with the highest growth potential. The Subadviser then analyzes each company in detail, ranking its management, strategy, and competitive market position. Finally, the Subadviser attempts to identify the best values available among the growth companies identified. The core holdings of the Fund will be large-capitalization companies that are dominant in their industries, have good longer term growth prospects, and have a history of performance. In selecting individual companies for investment, the Subadviser looks primarily for: favorable earnings prospects; technological innovation; industry dominance; competitive products and services; global scope; long-term operating history; consistent and sustainable long-term growth in earnings per share; strong cash flow; high return on equity; strong financial condition; and experienced and effective management. The Subadviser typically may sell investments when it believes that they no longer offer attractive future returns compared with other investment opportunities or that they present undesirable risks or in an attempt to limit losses on investments that may decline or have declined in value.

The Portfolio’s portfolio manager(s) may sell a stock when it reaches a target price, it fails to perform as expected, or other opportunities appear more attractive.

The Portfolio may invest a significant portion of its assets in securities of companies conducting business within a single sector, including the information technology, consumer discretionary, and health care sectors.

The Portfolio can invest in foreign securities.

Principal Risks	Principal Risks

•  Investment Risk

•   Market Risk

•   Equity Securities Risk

•  Sector Risk

•  Technology Companies Risk

•  Healthcare Companies Risk:

•  Consumer Discretionary Sector Risk

•  Foreign Securities Risk

•  Smaller Cap Securities Risk

•   Market Risk

•   Issuer Risk

•  Management Risk

•   Equity Securities Risk

•   Large-Capitalization Company Risk

•  Growth Investment Style Risk

•   Active Trading Risk

•       Depositary Receipts Risk

•       Foreign Investment and Currency Risk

•   Liquidity and Valuation Risk

The Section 26 Applicants have analyzed the comparability of the Existing Portfolio and the Replacement Portfolio, considering their investment objectives, principal investment strategies, and principal risks. The Section 26 Applicants have determined that the Portfolios are similar or substantially similar for the following reasons:

•	Overall, each Portfolio is a U.S. large-cap equity fund.

•	Each Portfolio’s investment objective is long-term capital appreciation / growth of capital.

•	Each Portfolio primarily invests in equity securities. The Existing Portfolio invests in common or preferred stocks. The Replacement Portfolio normally invests at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in equity securities or other investments with similar economic characteristics.

•	Each Portfolio invests in large-capitalization companies.

•	Each Portfolio primarily invests in U.S. companies. Each Portfolio may also invest in foreign companies as part of its principal investment strategies.

•	Each Portfolio focuses on investments in growth companies.

•	Each Portfolio uses the Russell 1000 Growth Index as its performance benchmark.

The Section 26 Applicants acknowledge that there are certain differences between the Existing Portfolio and the Replacement Portfolio. For example, unlike the Replacement Portfolio, the Existing Portfolio may invest in companies of any size as part of its principal investment strategies; however, as of September 30, 2020, the Existing Portfolio invested 95.81%, and the Replacement Portfolio invested 86.87%, of net assets in large-capitalization companies. Overall, the Section 26 Applicants believe that the Portfolios’ differences are outweighed by the Portfolios’ similarities. Accordingly, the Applicants submit that this Substitution, when performed in accordance with the conditions of this Application, would be consistent with the protection of investors for the purpose of Section 26(c) of the 1940 Act.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of September 30, 2020 were approximately $587.92 billion. The proposed Substitution will involve approximately $0.89 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Alger Capital Appreciation Portfolio	Guardian Large Cap Fundamental Growth VIP Fund
Share Class	Class S	—
Management Fee	0.81%	0.59%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.15%	0.14%
Recoupment of Expenses	N/A	0.02%
Total Annual Operating Expenses	1.21%	1.00%
Fee Waiver / Expense Reimbursement	N/A	0.00%*
Net Annual Operating Expenses	1.21%	1.00%
Management Fee Breakpoint Schedule	N/A	0.62% up to $100 million;
		0.57% from $100 to $300 million; 0.52% from $300 to $500 million; 0.50% over $500 million
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

* Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2021 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 1.01% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager may be entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

Performance History (as of September 30, 2020)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Alger Capital Appreciation Portfolio
Alger Capital Appreciation Portfolio (Class S)	42.46%	22.09%	19.31%	16.90%
Russell 1000® Growth Index (reflects no deduction for fees, expenses or taxes)	37.53%	21.67%	20.10%	17.25%
Replacement Portfolio – Guardian Large Cap Fundamental Growth VIP Fund
Guardian Large Cap Fundamental Growth VIP Fund	30.57%	18.47%	N/A	N/A
Russell 1000® Growth Index (reflects no deduction for fees, expenses or taxes)	37.53%	21.67%	20.10%	17.25%

Substitution No. 16.	Franklin Mutual Shares VIP Fund (Class 2 Shares) replaced by Guardian Growth & Income VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Franklin Mutual Shares VIP Fund (Class 2 Shares)	Guardian Growth & Income VIP Fund
Investment Adviser	Investment Adviser
Franklin Mutual Advisers, LLC	Park Avenue Institutional Advisers LLC
Sub-Adviser(s)	Sub-Adviser(s)
N/A	AllianceBernstein L.P.
Investment Objective	Investment Objective
Capital appreciation. Its secondary goal is income.	The Fund seeks long-term growth of capital.

Principal Investment Strategies

Under normal market conditions, the Fund invests primarily in equity securities (including securities convertible into, or that the investment manager expects to be exchanged for, common or preferred stock) of U.S. and foreign companies that the investment manager believes are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value). Following this value-oriented strategy, the Fund invests primarily in undervalued securities (securities trading at a discount to intrinsic value). The equity securities in which the Fund invests are primarily common stock. To a lesser extent, the Fund also invests in merger arbitrage securities and the debt and equity of distressed companies.

The Fund may invest a significant portion of its assets (up to 35%) in foreign securities, which may include sovereign debt and participations in foreign government debt. The Fund presently does not intend to invest more than 20% of its assets in foreign securities. Although the investment manager will search for investments across a large number of countries and regions, from time to time, based on economic conditions, the Fund may have significant positions in particular countries or regions.

The Fund is not limited to pre-set maximums or minimums governing the size of the companies in which it may invest. However, the Fund generally invests the equity portion of its portfolio primarily to predominantly in companies with market capitalizations greater than $5 billion, with a portion or significant amount in smaller companies.

Although the investment manager searches for investments across a large number of sectors, from time to time, based on economic conditions, the Fund may have significant positions in particular sectors.

The Fund regularly attempts to hedge (protect) against currency risks, largely using currency-related derivatives, such as forward contracts and currency futures contracts (including currency index futures contracts) when, in the investment manager’s opinion, it would be advantageous to the Fund to do so. The Fund may also, from time to time, attempt to hedge against market risk using a variety of other equity- and credit-related derivatives.

The investment manager employs a research driven, fundamental value strategy for the Fund. Investments are generally selected based on the investment manager’s own analysis of the security’s intrinsic value, including for equity securities, an analysis of book value, cash flow potential, long-term earnings and multiples of earnings. The investment manager examines each investment separately and there are no set criteria as to specific value parameters, asset size, earnings or industry type.

Principal Investment Strategies

The Fund invests primarily in the equity securities of U.S. companies that AllianceBernstein L.P., the Fund’s subadviser (“Subadviser”), believes are undervalued, focusing on dividend-paying securities. Although the Fund invests primarily in large capitalization companies, the Fund may invest in companies with different market capitalizations (i.e., mid- capitalization). The Subadviser defines large capitalization companies as companies with market capitalizations similar to companies in the Russell 1000® Value Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $73 million to $345.7 billion as of March 31, 2020. The Fund may also invest in foreign securities.

The Subadviser believes that, over time, a company’s stock price will come to reflect its intrinsic economic value. The Subadviser depends heavily upon the fundamental analysis and research of its internal research staff in making investment decisions for the Fund. The research staff follows a primary research universe of approximately 500 primarily U.S. companies. In determining a company’s intrinsic economic value, the Subadviser takes into account many fundamental and financial factors that it believes bear on the company’s ability to perform in the future, including earnings growth, prospective cash flows, dividend growth and growth in book value. The Subadviser then ranks each of the companies in its research universe in the relative order of disparity between their intrinsic economic values and their current stock prices, with companies with the greatest disparities receiving the highest rankings (i.e., being considered the most undervalued). The Subadviser anticipates that the Fund’s portfolio normally will include companies ranking in the top three deciles of the Subadviser’s valuation model.

The Subadviser recognizes that the perception of what is a “value” stock is relative and the factors considered in deter- mining whether a stock is a “value” stock may, and often will, have differing relative significance in different phases of an economic cycle. Also, at different times, and as a result of how individual companies are valued in the market, the Fund may be attracted to investments in companies engaged in particular types of business (e.g., banks and other financial institutions), although the Fund does not intend to concentrate in any particular industries or businesses. The Fund’s emphasis upon particular industries or sectors will be a by-product of the stock selection process rather than the result of assigned targets or ranges.

The Subadviser typically may sell investments when it believes that they no longer offer attractive future returns compared with other investment opportunities or that they present undesirable risks or in an attempt to limit losses on investments that may decline or have declined in value.

Principal Risks	Principal Risks

•    Market

•   Value Style Investing

•   Foreign Securities (non-U.S.)

 •   Small and Mid Capitalization Companies

•    Derivative Instruments

•   Merger Arbitrage Securities and Distressed

Companies

•   Focus

 •   Management

•   Market Risk

•  Issuer Risk

•  Management Risk

 •  Equity Securities Risk

•  Large-Capitalization Company Risk

•      Value Investment Style Risk

•  Mid-Capitalization Company Risk

•      Sector Risk

•      Active Trading Risk

•      Dividend-Paying Stock Risk

•      Foreign Investment and Currency Risk

•      Liquidity and Valuation Risk

The Section 26 Applicants have analyzed the comparability of the Existing Portfolio and the Replacement Portfolio, considering their investment objectives, principal investment strategies, and principal risks. The Section 26 Applicants have determined that the Portfolios are similar or substantially similar for the following reasons:

•	Overall, each Portfolio is a U.S. large-cap equity fund.

•	Each Portfolio’s investment objective (or primarily goal) includes capital appreciation / growth of capital.

•	Each Portfolio primarily invests in equity securities. The Existing Portfolio primarily invests in common stock. The Replacement Portfolio normally invests at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in equity securities or other investments with similar economic characteristics.

•	Each Portfolio invests in large-capitalization companies.

•	Each Portfolio focuses on investments in U.S. companies. Each Portfolio may also invest in foreign companies as part of its principal investment strategies.

•	Each Portfolio focuses on investments in value companies.

The Section 26 Applicants acknowledge that there are certain differences between the Existing Portfolio and the Replacement Portfolio. For example, only the Existing Portfolio includes income as a secondary investment objective. The Existing Portfolio may generate income through investments in dividend-paying securities. The Existing Portfolio may also invest in debt as part of its principal investment strategies. While income is not part of the Replacement Portfolio’s investment objective, income is consistent with the Replacement Portfolio’s principal investment strategies. Indeed, the Replacement Portfolio focuses on dividend-paying securities as part of its principal investment strategies. It is also noteworthy that, as of September 30, 2020, the Existing Portfolio invested only 7.49% of net assets in debt securities. Overall, the Section 26 Applicants believe that the Portfolios’ differences are outweighed by the Portfolios’ similarities. Accordingly, the Applicants submit that this Substitution, when performed in accordance with the conditions of this Application, would be consistent with the protection of investors for the purpose of Section 26(c) of the 1940 Act.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of September 30, 2020 were approximately $2.39 billion. The proposed Substitution will involve approximately $1.78 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Franklin Mutual Shares VIP Fund	Guardian Growth & Income VIP Fund
Share Class	Class 2	—
Management Fee	0.68%	0.63%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.01%	0.16%
Dividend expense and security borrowing fees for securities sold short	0.02%	N/A
Total Annual Operating Expenses	0.96%	1.04%
Fee Waiver / Expense Reimbursement	N/A	(0.03%)*
Net Annual Operating Expenses	0.96%	1.01%
Management Fee Breakpoint Schedule	N/A	0.65% up to $100 million;
		0.60% from $100 to $300 million; 0.55% from $300 to $500 million; 0.53% over $500 million
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.35%	0.25%

*Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2021 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 1.01% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager may be entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject.

Performance History (as of September 30, 2020)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Franklin Mutual Shares VIP Fund
Franklin Mutual Shares VIP Fund (Class 2)	-13.50%	-2.78%	3.19%	6.01%
Standard & Poor’s 500® Index (reflects no deduction for fees, expenses or taxes)	15.15%	12.28%	14.15%	13.24%
Replacement Portfolio – Guardian Growth & Income VIP Fund
Guardian Growth & Income VIP Fund	-7.18%	2.06%	N/A	N/A
Russell 1000® Value Index (reflects no deduction for fees, expenses or taxes)	-5.03%	2.63%	7.66%	9.95%

Substitution No. 17.	American Century VP Mid Cap Value Fund (Class II) replaced by Guardian Mid Cap Relative Value VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

American Century VP Mid Cap Value Fund (Class II)	Guardian Mid Cap Relative Value VIP Fund

Investment Adviser	Investment Adviser

American Century Investment Management, Inc.	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	Wells Capital Management Incorporated

Investment Objective	Investment Objective

The fund seeks long-term capital growth. Income is a secondary objective.	The Fund seeks long-term capital appreciation.

Principal Investment Strategies

Under normal market conditions, the portfolio managers will invest at least 80% of the fund’s net assets in medium size companies.

The portfolio managers consider medium size companies to include those whose market capitalization at the time of purchase is within the capitalization range of the Russell 3000® Index, excluding the largest 100 such companies. The portfolio managers intend to manage the fund so that its weighted capitalization falls within the capitalization range of the members of the Russell Midcap® Index.

Though market capitalization may change from time to time, as of February 28, 2020, the capitalization range of the Russell 3000® Index, excluding the largest 100 companies, and the Russell Midcap® Index, were approximately $11.2 million to $61.8 billion and $473.5 million to $74.4 billion, respectively.

In selecting stocks for the fund, the portfolio managers look for companies whose stock price may not reflect the company’s value.

The managers attempt to purchase the stocks of these undervalued companies and hold each stock until the price has increased to, or is higher than, a level the managers believe more accurately reflects the fair value of the company.

The fund may invest a portion of its assets in foreign securities when these securities meet the portfolio managers’ standards of selection.

The portfolio managers may sell stocks from the fund’s portfolio if they believe a stock no longer meets their valuation criteria, a stock’s risk parameters outweigh its return opportunity, more attractive alternatives are identified or specific events alter a stock’s prospects.

Principal Investment Strategies

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in equity securities, or other investments with similar economic characteristics, of mid-capitalization companies. Wells Capital Management Incorporated, the Fund’s subadviser (“Subadviser”), defines mid-capitalization companies as companies with market capitalizations similar to companies in the Russell Midcap® Index. (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $72.54 million to $64.58 billion as of March 31, 2020.

The Subadviser looks for undervalued companies that it believes have the potential for above average capital appreciation, and, in some instances, below average risk. Rigorous fundamental research drives the Subadviser’s search for companies with favorable reward-to-risk ratios and that possess a long-term competitive advantage provided by a durable asset base, strong balance sheets, and sustainable and superior cash flows. Typical investments include securities of companies that are generally out of favor in the marketplace, or are undergoing reorganization or other corporate action that may create above-average price appreciation. The Subadviser regularly reviews the investments of the Fund and may sell a portfolio security when the security nears its price target, downside risks increase considerably, the company’s fundamentals have deteriorated, or the Subadviser identifies a more attractive investment opportunity.

Principal Risks	Principal Risks

• Mid Cap Stocks • Style Risk • Foreign Securities • IPO Risk • Market Risk • Price Volatility • Redemption Risk • Principal Loss	• Market Risk • Issuer Risk • Management Risk • Equity Securities Risk • Mid-Capitalization Company Risk • Value Investment Style Risk • Active Trading Risk • Liquidity and Valuation Risk

The Section 26 Applicants have analyzed the comparability of the Existing Portfolio and the Replacement Portfolio, considering their investment objectives, principal investment strategies, and principal risks. The Section 26 Applicants have determined that the Portfolios are similar or substantially similar for the following reasons:

•	Overall, each Portfolio is a U.S. mid-cap equity fund.

•	Each Portfolio’s investment objective (or primary objective) is long-term capital growth / capital appreciation.

•	Each Portfolio primarily invests in equity securities. The Existing Portfolio invests in stocks. The Replacement Portfolio normally invests at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in equity securities or other investments with similar economic characteristics.

•	Each Portfolio primarily invests in mid-capitalization companies.

•	Each Portfolio primarily invests in U.S. companies.

•	Each Portfolio focuses on investments in value companies.

•	Each Portfolio uses the Russell Midcap Value Index as its performance benchmark.

The Section 26 Applicants acknowledge that there are certain differences between the Existing Portfolio and the Replacement Portfolio. For example, although the Existing Portfolio and the Replacement Portfolio primarily invest in U.S. companies, the Existing Portfolio can invest in securities of foreign companies as part of its principal investment strategies. However, as of September 30, 2020, the Existing Portfolio invested only13.23% of net assets in foreign companies while the Replacement Portfolio invested 5.69% of its net assets in such securities. Additionally, only the Existing Portfolio includes income as a secondary investment objective. The Existing Portfolio may generate income through investments in dividend-paying securities. While income is not part of the Replacement Portfolio’s investment objective, income is consistent with the Replacement Portfolio’s principal investment strategies, as the Replacement Portfolio also invests in dividend-paying securities. Overall, the Section 26 Applicants believe that the Portfolios’ differences are outweighed by the Portfolios’ similarities. Accordingly, the Applicants submit that this Substitution, when performed in accordance with the conditions of this Application, would be consistent with the protection of investors for the purpose of Section 26(c) of the 1940 Act.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of September 30, 2020 were approximately $550.04 million. The proposed Substitution will involve approximately $12.27 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	American Century VP Mid Cap Value Fund	Guardian Mid Cap Relative Value VIP Fund
Share Class	Class II	—
Management Fee	0.90%	0.69%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.01%	0.16%
Total Annual Operating Expenses	1.16%	1.10%
Fee Waiver / Expense Reimbursement	0.16% *	(0.10%)**
Net Annual Operating Expenses	1.00%	1.00%***
Management Fee Breakpoint Schedule	N/A	0.72% on assets up to $100 million; 0.67% on assets from $100 to $300 million; 0.62% on assets from $300 to $500 million; 0.60% on assets over $500 million.
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

. * The advisor has agreed to waive 0.16 percentage points of the fund’s management fee. The advisor expects this waiver to continue until July 31, 2021 and cannot terminate it prior to such date without the approval of the Board of Directors.

**Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2021 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 1.08% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager may be entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

***Restated to reflect the current expense limitation agreement.

Performance History (as of September 30, 2020)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – American Century VP Mid Cap Value Fund
American Century VP Mid Cap Value Fund (Class II)	-7.53%	0.57%	6.77%	9.72%
Russell Midcap® Value Index (reflects no deduction for fees, expenses or taxes)	-7.30%	0.82%	6.38%	9.71%
Replacement Portfolio – Guardian Mid Cap Relative Value VIP Fund
Guardian Mid Cap Relative Value VIP Fund	-7.22%	1.17%	N/A	N/A
Russell Midcap® Value Index (reflects no deduction for fees, expenses or taxes)	-7.30%	0.82%	6.38%	9.71%

Substitution No. 18.	Templeton Foreign VIP Fund (Class 2 Shares) replaced by Guardian International Value VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Templeton Foreign VIP Fund (Class 2 Shares)	Guardian International Value VIP Fund

Investment Adviser	Investment Adviser

Templeton Investment Counsel, LLC	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	Lazard Asset Management LLC

Investment Objective	Investment Objective

Long-term capital growth.	The Fund seeks long-term capital appreciation.

Principal Investment Strategies

Under normal market conditions, the Fund invests at least 80% of its net assets in investments of issuers located outside the U.S., including those in emerging markets. Under normal market conditions, the Fund invests predominantly in equity securities, primarily to predominantly in common stock. While there are no set percentage targets, the Fund invests predominantly in large to mid capitalization companies and may invest a portion in small capitalization companies. The Fund also invests in American, European and Global Depositary Receipts. Although the investment manager will search for investments across a large number of sectors, from time to time, based on economic conditions, the Fund may have significant positions in particular countries or sectors.

The investment manager may consider selling an equity security when it believes the security has become overvalued due to either its price appreciation or changes in the company’s fundamentals, or when the investment manager believes another security is a more attractive investment opportunity.

The Fund may, from time to time, engage in currency related derivatives, such as currency and cross-currency forwards and currency futures contracts, to seek to hedge (protect) against currency risks.

When choosing equity investments for the Fund, the investment manager applies a “bottom-up,” value oriented, long-term approach, focusing on the market price of a company’s securities relative to the investment manager’s evaluation of the company’s long-term earnings, asset value and cash flow potential. The investment manager also considers a company’s price/ earnings ratio, profit margins and liquidation value.

The Fund may also use a variety of equity-related derivatives, which may include equity futures and equity index futures, for various purposes including enhancing Fund returns, increasing liquidity and gaining exposure to particular markets in more efficient or less expensive ways.

Principal Investment Strategies

The Fund invests primarily in equity securities, principally common stocks, of large- and mid-capitalization foreign companies with market capitalizations in the range of companies included in the MSCI® Europe, Australasia and Far East (“EAFE® “) Index (“EAFE® Index”) at the time of purchase that Lazard Asset Management LLC, the Fund’s subadviser (“Subadviser”), believes are undervalued based on their earnings, cash flow, or asset values. Although expected to change frequently, the market capitalization range of the EAFE® Index was approximately $337.4 million to $305.9 billion as of March 31, 2020.

In choosing securities for the Fund, the Subadviser looks for established companies in economically developed countries and may invest up to 10% of the Fund’s assets in securities of companies whose principal business activities are located in emerging market countries.

The Subadviser typically may sell investments when it believes that they no longer offer attractive future returns compared with other investment opportunities or that they present undesirable risks or in an attempt to limit losses on investments that may decline or have declined in value.

Principal Risks	Principal Risks

•          Market

•          Foreign Securities (non-U.S.)

•          Currency Management Strategies

•          Regional Focus

•          Developing Market Countries

•          Derivative Instruments

•          Value Style Investing

•          Liquidity

•          Management

•          Focus

•          Small and Mid Capitalization Companies

•          Market Risk

•          Issuer Risk

•          Management Risk

•          Value Investment Style Risk

•           Equity Securities Risk

•           Sector Risk

•          Active Trading Risk

•          Foreign Investment and Currency Risk

•          Large-Capitalization Company Risk

•          Liquidity and Valuation Risk

•           Portfolio Turnover Risk

The Section 26 Applicants have analyzed the comparability of the Existing Portfolio and the Replacement Portfolio, considering their investment objectives, principal investment strategies, and principal risks. The Section 26 Applicants have determined that the Portfolios are similar or substantially similar for the following reasons:

•	Overall, each Portfolio is an international large/mid-cap equity fund.

•	Each Portfolio’s investment objective is long-term capital growth / capital appreciation.

•	Each Portfolio primarily invests in equity securities. The Existing Portfolio normally invests predominantly in equity securities, primarily to predominantly in common stocks. The Replacement Portfolio invests primarily in equity securities, principally common stocks.

•	Each Portfolio primarily invests in foreign companies and may invest in emerging market issuers as part of its principal investment strategies.

•	Each Portfolio primarily invests in large- and mid-capitalization companies.

•	Each Portfolio focuses on investments in value companies.

The Section 26 Applicants acknowledge that there are certain differences between the Existing Portfolio and the Replacement Portfolio. For example, unlike the Replacement Portfolio, the Existing Portfolio may invest in small-capitalization companies as part of its principal investment strategies. Nonetheless, each Portfolio primarily invests in large- and mid- capitalization companies. As of September 30, 2020, the Existing Portfolio invested 84.51% and 13.20%, and the Replacement Portfolio invested 89.67% and 9.61%, of net assets in large- and mid-capitalization companies, respectively. As of September 30, 2020, the Existing Portfolio invested only 2.28% of its net assets in small-capitalization companies. Overall, the Section 26 Applicants believe that the Portfolios’ differences are outweighed by the Portfolios’ similarities. Accordingly, the Applicants submit that this Substitution, when performed in accordance with the conditions of this Application, would be consistent with the protection of investors for the purpose of Section 26(c) of the 1940 Act.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of September 30, 2020 were approximately $1,124.98 billion. The proposed Substitution will involve approximately $207.76 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Templeton Foreign VIP Fund	Guardian International Value VIP Fund
Share Class	Class 2 Shares	—
Management Fee	0.80%	0.77%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.05%	0.18%
Acquired Fund Fees and Expenses	0.02%	N/A
Total Annual Operating Expenses	1.12%*	1.20%
Fee Waiver / Expense Reimbursement	(0.02)% **	(0.26%)***
Net Annual Operating Expenses	1.10%	0.94%****
Management Fee Breakpoint Schedule	N/A	0.80% on assets up to $100 million; 0.75% on assets over $100 million
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

  * Total annual Fund operating expenses differ from the ratio of expenses to average net assets shown in the Fund’s Financial Highlights, which reflect the operating expenses of the Fund and do not include acquired fund fees and expenses.

  **The investment manager has contractually agreed in advance to reduce its fee as a result of the Fund’s investment in a Franklin Templeton money fund (acquired fund) for at least one year following the date of the Fund’s prospectus. Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time period set forth above.

***Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2021 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 1.02% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager may be entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

****Restated to reflect the current expense limitation arrangement.

Performance History (as of September 30, 2020)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Templeton Foreign VIP Fund
Templeton Foreign VIP Fund (Class 2 Shares)	-9.07%	-6.62%	0.21%	1.39%
MSCI All Country World ex-US Index (reflects no deduction for fees, expenses or taxes)	3.00%	1.16%	6.23%	4.00%
Replacement Portfolio – Guardian International Value VIP Fund
Guardian International Value VIP Fund	0.09%	0.32%	N/A	N/A
MSCI EAFE Index (reflects no deduction for fees, expenses or taxes)	0.49%	0.62%	5.26%	4.62%

Substitution No. 19.	MFS® International Intrinsic Value Portfolio (Service Class) replaced by Guardian International Value VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

MFS® International Intrinsic Value Portfolio (Service Class)	Guardian International Value VIP Fund

Investment Adviser	Investment Adviser

Massachusetts Financial Services Company (“MFS”)	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	Lazard Asset Management LLC

Investment Objective	Investment Objective

The fund’s investment objective is to seek capital appreciation.	The Fund seeks long-term capital appreciation.

Principal Investment Strategies

MFS (Massachusetts Financial Services Company, the fund's investment adviser) normally invests the fund’s assets primarily in foreign equity securities, including emerging market equity securities. Equity securities include common stocks and other securities that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer.

MFS focuses on investing the fund's assets in the stocks of companies that it believes are undervalued compared to their intrinsic value. MFS focuses on companies it believes have intrinsic value greater than the perceived value by the marketplace (e.g., companies with cash flow in excess of their capital expenditures, conservative balance sheets, sustainable competitive advantages, high returns on capital, or the ability to weather economic downturns). These companies may have stock prices that are higher relative to their earnings, dividends, assets, or other financial measures than companies generally considered value companies.

MFS may invest the fund’s assets in securities of companies of any size.

MFS normally invests the fund's assets across different industries, sectors, countries, and regions, but MFS may invest a significant percentage of the fund’s assets in issuers in a single industry, sector, country, or region.

While MFS may use derivatives for any investment purpose, to the extent MFS uses derivatives, MFS expects to use derivatives primarily to increase or decrease currency exposure. Derivatives include futures, forward contracts, options, and swaps.

MFS uses an active bottom-up investment approach to buying and selling investments for the fund. Investments are selected primarily based on fundamental analysis of individual issuers. Quantitative screening tools that systematically evaluate issuers may also be considered.

Principal Investment Strategies

The Fund invests primarily in equity securities, principally common stocks, of large- and mid-capitalization foreign companies with market capitalizations in the range of companies included in the MSCI® Europe, Australasia and Far East (“EAFE®”) Index (“EAFE® Index”) at the time of purchase that Lazard Asset Management LLC, the Fund’s subadviser (“Subadviser”), believes are undervalued based on their earnings, cash flow, or asset values. Although expected to change frequently, the market capitalization range of the EAFE® Index was approximately $337.4 million to $305.9 billion as of March 31, 2020.

In choosing securities for the Fund, the Subadviser looks for established companies in economically developed countries and may invest up to 10% of the Fund’s assets in securities of companies whose principal business activities are located in emerging market countries.

The Subadviser typically may sell investments when it believes that they no longer offer attractive future returns compared with other investment opportunities or that they present undesirable risks or in an attempt to limit losses on investments that may decline or have declined in value.

Principal Risks	Principal Risks

•    Investment Selection Risk

•    Equity Market Risk/Company Risk

•    Intrinsic Value Strategy Risk

•    Foreign Risk

•    Emerging Markets Risk

•    Currency Risk

•     Focus Risk

•     Derivatives Risk

•     Leveraging Risk

•     Counterparty and Third Party Risk

•     Liquidity Risk

•     Large Shareholder Risk

 •   Market Risk

•   Issuer Risk

•  Management Risk

 •    Value Investment Style Risk

•    Equity Securities Risk

•     Emerging Markets Risk

•       Foreign Investment and Currency Risk

•       Geographic Focus Risk

•       Large-Capitalization Company Risk

•       Mid-Capitalization Company Risk

•       Active Trading Risk

•       Liquidity and Valuation Risk

The Section 26 Applicants have analyzed the comparability of the Existing Portfolio and the Replacement Portfolio, considering their investment objectives, principal investment strategies, and principal risks. The Section 26 Applicants have determined that the Portfolios are similar or substantially similar for the following reasons:

•	Overall, each Portfolio is an international large/mid-cap equity fund.

•	Each Portfolio’s investment objective includes capital appreciation.

•	Each Portfolio primarily invests in equity securities. The Existing Portfolio normally invests in common stocks and other securities that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer. The Replacement Portfolio invests primarily in equity securities, principally common stocks.

•	Each Portfolio primarily invests in foreign companies and may invest in emerging market issuers as part of its principal investment strategies.

•	Each Portfolio invests in large- and mid-capitalization companies.

•	Each Portfolio focuses on investments in value companies.

•	Each Portfolio uses the MSCI EAFE Value Index as a performance benchmark.

The Section 26 Applicants acknowledge that there are certain differences between the Existing Portfolio and the Replacement Portfolio. For example, unlike the Replacement Portfolio, the Existing Portfolio may invest in small-capitalization companies as part of its principal investment strategies. Nonetheless, each Portfolio primarily invests in large- and mid- capitalization companies. As of September 30, 2020, the Existing Portfolio invested 77.60% and 21.51%, and the Replacement Portfolio invested 89.67% and 9.61%, of net assets in large- and mid-capitalization companies, respectively. As of September 30, 2020, the Existing Portfolio invested only 0.90% of its net assets in small-capitalization companies. Overall, the Section 26 Applicants believe that the Portfolios’ differences are outweighed by the Portfolios’ similarities. Accordingly, the Applicants submit that this Substitution, when performed in accordance with the conditions of this Application, would be consistent with the protection of investors for the purpose of Section 26(c) of the 1940 Act.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of September 30, 2020 were approximately $1.38 billion. The proposed Substitution will involve approximately $207.78 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	MFS® International Intrinsic Value Portfolio	Guardian International Value VIP Fund
Share Class	Service Class	—
Management Fee	0.88%	0.77%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.04%	0.18%
Total Annual Operating Expenses	1.17%	1.20%
Fee Waiver / Expense Reimbursement	(0.02)% *	(0.26%)**
Net Annual Operating Expenses	1.15%	0.94%***
Management Fee Breakpoint Schedule	N/A	0.80% up to $100 million; 0.75% over $100 million
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

* Massachusetts Financial Services Company has agreed in writing to bear the fund's expenses, excluding interest, taxes, extraordinary expenses, brokerage and transaction costs, and investment related expenses (such as interest and borrowing expenses incurred in connection with the fund's investment activity), such that "Total Fund Operating Expenses" do not exceed 1.15% of the class' average daily net assets for Service Class shares. This written agreement will continue until modified by the fund's Board of Trustees, but such agreement will continue until at least April 30, 2021.

   ** Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2021 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 1.02% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager may be entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

   ***Restated to reflect the current expense limitation arrangement.

Performance History (as of September 30, 2020)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – MFS® International Intrinsic Value Portfolio
MFS® International Intrinsic Value Portfolio (Service Class)	17.50%	9.53%	11.45%	10.56%
MSCI EAFE (Europe, Australasia, Far East) Value Index (reflects no deduction for fees, expenses or taxes)	-11.93%	-5.86%	1.14%	2.10%
MSCI EAFE Index
(reflects no deduction for fees, expenses or taxes)	0.49%	0.62%	5.26%	4.62%
Replacement Portfolio – Guardian International Value VIP Fund
Guardian International Value VIP Fund	0.09%	0.32%	N/A	N/A
MSCI EAFE (Europe, Australasia, Far East) Value Index (reflects no deduction for fees, expenses or taxes)	-11.93%	-5.86%	1.14%	2.10%

Substitution No. 20.	Invesco Oppenheimer V.I. International Growth Fund (Series II) replaced by Guardian International Growth VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Invesco Oppenheimer V.I. International Growth Fund (Series II)	Guardian International Growth VIP Fund

Investment Adviser	Investment Adviser

Invesco Advisers, Inc.	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	J.P. Morgan Investment Management Inc.

Investment Objective	Investment Objective

The Fund’s investment objective is to seek capital appreciation.	The Fund seeks total return consisting of long-term capital growth and current income.

Principal Investment Strategies	Principal Investment Strategies

Under normal circumstances, the Fund will invest at least 65% of its total assets in equity securities of issuers that are domiciled or that have their primary operations in at least three different countries outside of the United States and may invest 100% of its total assets in foreign companies. The Fund mainly invests in “growth companies,” which are companies whose earnings and stock prices are expected to increase at a faster rate than the overall market.

The Fund may invest up to 25% of its total assets in emerging markets. The Fund considers an issuer to be located in an emerging market if it is organized under the laws of an emerging country; its principal securities trading market is in an emerging market; or at least 50% of the issuer’s non-current assets, capitalization, gross revenue or profit is derived from assets or activities located in emerging markets (directly or indirectly). From time to time, the Fund may place greater emphasis on investing in one or more particular industries, countries, or regions, such as Asia, Europe or Latin America.

The Fund invests primarily in equity securities of foreign companies, including foreign subsidiaries of U.S. companies. The Fund invests primarily in large-capitalization companies, which J.P. Morgan Investment Management Inc., the Fund’s subadviser (“Subadviser”), defines as companies with market capitalizations similar to companies in the MSCI® Europe, Australasia and Far East (“EAFE® “) Growth Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $612.5 million to $296 billion as of March 31, 2020.

The equity securities in which the Fund may invest include, but are not limited to, common stocks, preferred stocks and depositary receipts, including American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”) and Global Depositary Receipts (“GDRs”).

The Fund’s portfolio managers look primarily for high growth potential using a “bottom up” investment approach on a company-by-company basis. That approach looks at the investment performance of individual stocks before considering the impact of general or industry specific economic trends. It includes fundamental analysis of a company’s financial statements and management structure and consideration of the company’s operations and product development, as well as its position in its industry.

The portfolio managers currently focus on the following factors: companies that enjoy a strong competitive position and high demand for their products or services; companies with accelerating earnings growth and cash flow; and diversity among countries, companies and industries to seek to reduce the risks of foreign investing, such as currency fluctuations and market volatility. The consideration of those factors may vary in particular cases and may change over time.

The portfolio managers also consider the effects of worldwide trends on the growth of particular business sectors and looks for companies that may benefit from those trends. The trends currently considered include: mass affluence, new technologies, restructuring and aging. The portfolio managers do not invest any fixed amount of the Fund’s assets according to these criteria, which may change over time. The portfolio managers monitor individual issuers for changes in these factors, which may trigger, but does not require, a decision to sell a security.

The Fund does not limit its investments to issuers within a specific market capitalization range and at times may invest in both smaller, less well-known companies and larger, more established companies that the portfolio managers believe have favorable prospects for capital growth relative to the market. The Fund currently invests a substantial portion of its assets in stocks of small- to mid-sized companies. The price of those stocks may be more volatile than the price of stocks issued by larger companies.

The Fund primarily invests in common stock but may also buy preferred stocks, securities convertible into common stocks and other securities having equity features. The Fund typically does not invest in debt securities to a significant degree but can invest up to 20% of its total assets in debt securities when the portfolio managers believe that it is appropriate to do so in order to seek the Fund’s objective. The Fund can invest up to 15% of its total assets in debt securities that are below investment grade, commonly referred to as “junk bonds.”

The Fund can also use derivative instruments, such as options, futures, forwards and swaps, to seek higher investment returns or to try to manage investment risks.

The Subadviser will generally seek to diversify the Fund’s portfolio by investing in issuers located in at least three foreign countries. However, the Fund may invest a substantial portion of its assets in just one foreign country. An issuer of a security will be deemed to be located in a particular country if: (i) the principal trading market for the security is in such country; (ii) the issuer is organized under the laws of such country or (iii) the issuer derives at least 50% of its revenues or profits from such country or has at least 50% of its total assets situated in such country. In choosing securities for the Fund, the Subadviser looks for established companies in economically developed countries and may invest up to 15% of the Fund’s assets in securities of companies whose principal business activities are located in emerging market countries.

The Fund may invest in securities denominated in any currency and will invest substantially in securities denominated in foreign currencies. The Fund may from time to time hedge a portion of its foreign currency exposure using derivatives.

The Fund may utilize currency forwards to reduce currency deviations relative to its primary benchmark, where practical, for the purpose of risk management. The Fund may also use exchange-traded futures for the efficient management of cash flows.

The Subadviser, utilizing the insights of its global sector specialists, seeks to identify companies that it believes are attractively valued relative to the long-term growth they can achieve. The Subadviser identifies these companies through internal research and by subjecting them to a disciplined set of growth, valuation and quality criteria. Companies that display attractive growth and valuation characteristics and for which the growth is believed to be sustainable will be considered candidates for purchase. Conversely, companies become candidates for sale if the expected growth is believed to be at risk or when valuations are no longer attractive.

Principal Risks	Principal Risks

•    Risks of Investing in Stocks

•    Industry and Sector Focus

•    Risks of Foreign Investing

•     Risks of Developing and Emerging Markets

•    Eurozone Investment Risks

•    Risks of Growth Investing

•    Risks of Small- and Mid-Cap Companies

•    Management Risk

•    Market Risk

 •   Market Risk

•   Issuer Risk

•  Management Risk

 •   Equity Securities Risk

•    Emerging Markets Risk

•   Foreign Investment and Currency Risk

•       Geographic Focus Risk

•    Growth Investment Style Risk

•        Large-Capitalization Company Risk

•        Active Trading Risk

•        Counterparty Risk

•        Depositary Receipts Risk

•        Derivatives Risk

•        Forwards and Futures Contracts

•        Liquidity and Valuation Risk

The Section 26 Applicants have analyzed the comparability of the Existing Portfolio and the Replacement Portfolio, considering their investment objectives, principal investment strategies, and principal risks. The Section 26 Applicants have determined that the Portfolios are similar or substantially similar for the following reasons:

•	Overall, each Portfolio is an international large-cap equity fund.

•	The Existing Portfolio’s investment objective (capital appreciation) is consistent with the Replacement Portfolio’s investment objective (total return consisting of long-term capital growth and current income).

•	Each Portfolio primarily invests in equity securities. The Existing Portfolio normally invests at least 65% of its total assets in equity securities, primarily common stocks but may also buy preferred stocks, securities convertible into common stocks and other securities having equity features. The Replacement Portfolio invests primarily in equity securities, including, but not limited to, common stocks, preferred stocks and depositary receipts.

•	Each Portfolio primarily invests in foreign companies. The Existing Portfolio normally invests at least 65% of its total assets in issuers that are domiciled or that have their primary operations in at least three different countries outside of the United States and may invest 100% of its total assets in foreign companies. The Replacement Portfolio primarily invests in foreign companies, including foreign subsidiaries of U.S. companies, and seeks to invest in issuers located in at least three different foreign countries. Each Portfolio may invest in emerging markets.

•	Each Portfolio focuses on investments in growth companies.

•	Each Portfolio uses derivatives as part of its principal investment strategies.

The Section 26 Applicants acknowledge that there are certain differences between the Existing Portfolio and the Replacement Portfolio. For example, only the Replacement Portfolio includes current income as a secondary investment objective. The Replacement Portfolio may generate income through investments in dividend-paying securities. While income is not part of the Existing Portfolio’s investment objective, income is consistent with the Existing Portfolio’s principal investment strategies. In this regard, the Existing Portfolio likewise generates income through investments in dividend-paying securities. The Existing Portfolio may also invest in debt as part of its principal investment strategies (including high-yield fixed income investments), which would also generate income. However, as of September 30, 2020, the Existing Portfolio had no investments in debt securities. Additionally, unlike the Replacement Portfolio, the Existing Portfolio may invest in companies of any size as part of its principal investment strategies. Nonetheless, each Portfolio focuses on large-capitalization companies. As of September 30, 2020, the Existing Portfolio invested 68.90%, 28.51% and 2.60% of net assets, and the Replacement Portfolio invested 94.60%, 5.40%, and 0% of net assets, in large-, mid-, and small-capitalization companies, respectively. Overall, the Section 26 Applicants believe that the Portfolios’ differences are outweighed by the Portfolios’ similarities. Accordingly, the Applicants submit that this Substitution, when performed in accordance with the conditions of this Application, would be consistent with the protection of investors for the purpose of Section 26(c) of the 1940 Act.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of September 30, 2020 were approximately $458.76 million. The proposed Substitution will involve approximately $5.17 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Invesco Oppenheimer V.I. International Growth Fund	Guardian International Growth VIP Fund
Share Class	Series II	—
Management Fee	0.95%	0.79%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.18%	0.22%
Total Annual Operating Expenses	1.38%	1.26%
Fee Waiver / Expense Reimbursement	(0.13)%*	(0.08%)**
Net Annual Operating Expenses	1.25%*	1.18%
Management Fee Breakpoint Schedule	N/A	0.80% up to $100 million; 0.75% over $100 million
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

* Invesco Advisers, Inc. (“Invesco” or the “Adviser”) has contractually agreed to waive advisory fees and/or reimburse expenses of Series II shares to the extent necessary to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding certain items discussed below) of Series II shares to 1.25% of the Fund’s average daily net assets (the “expense limits”). In determining the Adviser’s obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to exceed the numbers reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary or non-routine items, including litigation expenses; (v) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Unless Invesco continues the fee waiver agreements, they will terminate on May 31, 2021. During its terms, the fee waiver agreements cannot be terminated or amended to increase the expense limits or reduce the advisory fee waiver without approval of the Board of Trustees.

** Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2021 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 1.18% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager may be entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

Performance History (as of September 30, 2020)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Invesco Oppenheimer V.I. International Growth Fund
Invesco Oppenheimer V.I. International Growth Fund (Series II)	18.42%	3.95%	7.10%	6.83%
MSCI® All Country World ex-US Index (reflects no deduction for fees, expenses or taxes)	3.00%	1.16%	6.23%	4.00%
Replacement Portfolio – Guardian International Growth VIP Fund
Guardian International Growth VIP Fund	24.80%	8.05%	N/A	N/A
MSCI® Europe, Australasia and Far East (EAFE) Growth Index (reflects no deduction for fees, expenses or taxes)	13.44%	7.07%	9.22%	7.00%

Substitution No. 21.	BlackRock Advantage Large Cap Core V.I. Fund (Class III) replaced by Guardian Integrated Research VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

BlackRock Advantage Large Cap Core V.I. Fund (Class III)	Guardian Integrated Research VIP Fund

Investment Adviser	Investment Adviser

BlackRock Advisors, LLC (“BlackRock”)	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	Columbia Management Investment Advisers, LLC

Investment Objective	Investment Objective

The Fund’s investment objective is to seek high total investment return.	The Fund seeks capital appreciation.

Principal Investment Strategies

Under normal circumstances, the Fund seeks to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in large cap equity securities and derivatives that have similar economic characteristics to such securities. For purposes of the Fund’s 80% policy, large cap equity securities are equity securities that at the time of purchase have a market capitalization within the range of companies included in the Russell 1000®Index. The Fund primarily intends to invest in equity securities, which include common stock, preferred stock and convertible securities, or other financial instruments that are components of, or have characteristics similar to, the securities included in the Russell 1000®Index. The Russell 1000®Index is a capitalization-weighted index from a broad range of industries chosen for market size, liquidity and industry group representation. The Fund primarily seeks to buy common stock and may also invest in preferred stock and convertible securities. From time to time, the Fund may invest in shares of companies through “new issues” or initial public offerings (“IPOs”).

The Fund may use derivatives, including options, futures, swaps (including, but not limited to, total return swaps, some of which may be referred to as contracts for difference) and forward contracts, both to seek to increase the return of the Fund and to hedge (or protect) the value of its assets against adverse movements in currency exchange rates, interest rates and movements in the securities markets. In order to manage cash flows into or out of the Fund effectively, the Fund may buy and sell financial futures contracts or options on such contracts. Derivatives are financial instruments whose value is derived from another security, a currency or an index, including but not limited to the Russell 1000®Index. The use of options, futures, swaps and forward contracts can be effective in protecting or enhancing the value of the Fund’s assets.

The Fund may seek to provide exposure to the investment returns of real assets that trade in the commodity markets through investment in commodity-linked derivative instruments and investment vehicles such as exchange-traded funds that invest exclusively in commodities and are designed to provide this exposure without direct investment in physical commodities.

Principal Investment Strategies

Under normal circumstances, the Fund invests primarily in equity securities of companies that have market capitalizations, at the time of purchase, in the range of companies in the Standard & Poor’s 500® Index (the “Index”). Although expected to change frequently, the market capitalization range of the Index was approximately $1.52 billion to $1.2 trillion as of March 31, 2020. As such, the size of the companies in which the Fund invests may change. As long as an investment continues to meet the Fund’s other investment criteria, as described below, the Fund may choose to continue to hold a security even if the company’s market capitalization grows beyond the market capitalization of the largest company within the Index or falls below the market capitalization of the smallest company within the Index.

The Fund may invest up to 20% of its total assets in foreign equity securities. The Fund normally invests in common stocks. The Fund may from time to time emphasize one or more sectors in selecting its investments, including the information technology and technology-related sectors. Generally, the Fund anticipates holding between 45 and 65 securities in its portfolio; however, the Fund may hold, at any time, more or fewer securities than noted in this range.

In selecting investments, Columbia Management Investment Advisers, LLC (the “Subadviser”) employs fundamental analysis with risk management in identifying investment opportunities and constructing the Fund’s portfolio. The Subadviser considers, among other factors: (i) overall economic and market conditions; and (ii) the financial condition and management of a company, including its competitive position, the quality of its balance sheet and earnings, its future prospects, and the potential for growth and stock price appreciation.

The Subadviser may sell a security when the security’s price reaches a target set by the Subadviser or if the Subadviser believes that there is deterioration in the issuer’s financial circumstances or fundamental prospects, or if other investments are more attractive, or for other reasons.

Principal Risks	Principal Risks

•    Commodities Related Investments Risk

•    Convertible Securities Risk

•    Derivatives Risk

•  Volatility Risk

•  Counterparty Risk

•   Market and Illiquidity Risk

•  Valuation Risk

•  Hedging Risk

•  Tax Risk

•  Regulatory Risk

•  Equity Securities Risk

•  High Portfolio Turnover Risk

•  Investment Style Risk

•  Leverage Risk

•  Market Risk and Selection Risk

•  Model Risk

•  “New Issues” Risk

•  Preferred Securities Risk

 •   Market Risk

•   Issuer Risk

•  Management Risk

 •   Equity Securities Risk

•    Focused Portfolio Risk

•    Sector Risk

•       Active Trading Risk

•    Foreign Investment and Currency Risk

•        Large-Capitalization Company Risk

•        Liquidity and Valuation Risk

•        Portfolio Turnover Risk

The Section 26 Applicants have analyzed the comparability of the Existing Portfolio and the Replacement Portfolio, considering their investment objectives, principal investment strategies, and principal risks. The Section 26 Applicants have determined that the Portfolios are similar or substantially similar for the following reasons:

•	Overall, each Portfolio is a U.S. large-cap equity fund that primarily invests in large-capitalization companies.

•	The Existing Portfolio’s investment objective (high total investment return) is consistent with the Replacement Portfolio’s investment objective (capital appreciation).

•	Each Portfolio primarily invests in equity securities. The Existing Portfolio invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities and derivatives that have similar economic characteristics, and the Existing Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities. The Replacement Portfolio primarily invests in equity securities, normally common stock.

•	Each Portfolio focuses on investments in U.S. companies.

The Section 26 Applicants acknowledge that there are certain differences between the Existing Portfolio and the Replacement Portfolio. For example, unlike the Existing Portfolio, the Replacement Portfolio may invest in foreign companies, commodity-related investments, and derivatives as part of its principal investment strategies; however, each Portfolio focuses on investment in U.S. companies. As of September 30, 2020, the Existing Portfolio invested 96.51%, and the Replacement Portfolio invested 94.69%, of net assets in U.S. companies. Also, as of September 30, 2020, neither Portfolio had any investments in foreign companies. Unlike the Replacement Portfolio, the Existing Portfolio includes commodity-related investments and derivatives as part of its principal investment strategies. However, the Existing Portfolio does not necessarily invest a significant percentage of its assets in those investments. As of September 30, 2020, the Existing Portfolio invested 5.66% of net assets in commodity-related investments and had no investments in derivatives. Overall, the Section 26 Applicants believe that the Portfolios’ differences are outweighed by the Portfolios’ similarities. Accordingly, the Applicants submit that this Substitution, when performed in accordance with the conditions of this Application, would be consistent with the protection of investors for the purpose of Section 26(c) of the 1940 Act.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of September 30, 2020 were approximately $456.67 million. The proposed Substitution will involve approximately $282.09 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	BlackRock Advantage Large Cap Core V.I. Fund	Guardian Integrated Research VIP Fund
Share Class	Class III	—
Management Fee	0.46%	0.55%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.26%	1.50%
Total Annual Operating Expenses	0.97%	2.30%
Fee Waiver / Expense Reimbursement	(0.12)%*	(1.34%)**
Net Annual Operating Expenses	0.85%	0.96%
Management Fee Breakpoint Schedule	0.500% up to $250 million; 0.450% over $250 million up to $300 million; 0.425% over $300 million up to $400 million; 0.400% over $400 million	0.55% up to $100 million; 0.50% from $100 to $300 million; 0.40% over $300 million
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

* As described in the “Management of the Funds” section of the Fund’s prospectus, BlackRock Advisors, LLC (“BlackRock”) has contractually agreed to waive the management fee with respect to any portion of the Fund’s assets estimated to be attributable to investments in other equity and fixed-income mutual funds and exchange-traded funds managed by BlackRock or its affiliates that have a contractual management fee, through April 30, 2021. In addition, BlackRock has contractually agreed to waive its management fees by the amount of investment advisory fees the Fund pays to BlackRock indirectly through its investment in money market funds managed by BlackRock or its affiliates, through April 30, 2021. The contractual agreements may be terminated upon 90 days’ notice by a majority of the non-interested directors of BlackRock Variable Series Funds, Inc. (the “Company”) or by a vote of a majority of the outstanding voting securities of the Fund.

As described in the “Management of the Funds” section of the Fund’s prospectus, BlackRock has contractually agreed to waive and/or reimburse fees or expenses in order to limit Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements (excluding Dividend Expense, Interest Expense, Acquired Fund Fees and Expenses and certain other Fund expenses) to 1.50% (for Class III Shares) of average daily net assets through April 30, 2021. BlackRock has also contractually agreed to reimburse fees in order to limit certain operational and recordkeeping fees to 0.08% (for Class III Shares) of average daily net assets through April 30, 2021. Each of these contractual agreements may be terminated upon 90 days’ Company or by a vote of a majority of the outstanding voting securities of the Fund.

**Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2021 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 0.96% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager may be entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

Performance History (as of September 30, 2020)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – BlackRock Advantage Large Cap Core V.I. Fund
BlackRock Advantage Large Cap Core V.I. Fund (Class III)	15.43%	11.05%	13.20%	12.77%
Russell 1000® Index (reflects no deduction for fees, expenses or taxes)	16.01%	12.38%	14.09%	13.76%
Replacement Portfolio – Guardian Integrated Research VIP Fund
Guardian Integrated Research VIP Fund	15.91%	9.89%	N/A	N/A
Standard & Poor’s 500® Index (reflects no deduction for fees, expenses or taxes)	15.15%	12.28%	14.15%	13.74%

Substitution No. 22.	Jennison Portfolio (Class II) replaced by Guardian Integrated Research VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Jennison Portfolio (Class II)	Guardian Integrated Research VIP Fund

Investment Adviser	Investment Adviser

PGIM Investments LLC	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

Jennison Associates LLC	Columbia Management Investment Advisers, LLC

Investment Objective	Investment Objective

The investment objective of the Portfolio is long-term growth of capital.	The Fund seeks capital appreciation.

Principal Investment Strategies

The Portfolio normally invests at least 65% of its total assets in equity and equity-related securities of companies that exceed $1 billion in market capitalization at the time of investment and that the subadviser believes that growth in earnings and cash flows drives share prices over the long term; that excess returns are generated by investing in market-leading companies that create economic value through long-duration competitive advantages; and that a deeply researched understanding of company and industry fundamentals leads to successful stock selection. The subadviser looks for companies with unique business models that build sustainable competitive advantages; catalysts that drive growth rates well above that of the market; superior financial characteristics; and attractive long-term valuations. The subadviser seeks to capture acceleration or duration of growth that is not fully reflected in a stock’s price. Given the subadviser’s selection criteria and proclivity for fast growing companies, the Portfolio may at times have a more aggressive risk profile than peer funds, depending on market conditions. The subadviser may invest up to 30% of the Portfolio’s assets in foreign securities.

Principal Investment Strategies

Under normal circumstances, the Fund invests primarily in equity securities of companies that have market capitalizations, at the time of purchase, in the range of companies in the Standard & Poor’s 500® Index (the “Index”). Although expected to change frequently, the market capitalization range of the Index was approximately $1.52 billion to $1.2 trillion as of March 31, 2020. As such, the size of the companies in which the Fund invests may change. As long as an investment continues to meet the Fund’s other investment criteria, as described below, the Fund may choose to continue to hold a security even if the company’s market capitalization grows beyond the market capitalization of the largest company within the Index or falls below the market capitalization of the smallest company within the Index.

The Fund may invest up to 20% of its total assets in foreign equity securities. The Fund normally invests in common stocks. The Fund may from time to time emphasize one or more sectors in selecting its investments, including the information technology and technology-related sectors. Generally, the Fund anticipates holding between 45 and 65 securities in its portfolio; however, the Fund may hold, at any time, more or fewer securities than noted in this range.

In selecting investments, Columbia Management Investment Advisers, LLC (the “Subadviser”) employs fundamental analysis with risk management in identifying investment opportunities and constructing the Fund’s portfolio. The Subadviser considers, among other factors: (i) overall economic and market conditions; and (ii) the financial condition and management of a company, including its competitive position, the quality of its balance sheet and earnings, its future prospects, and the potential for growth and stock price appreciation.

The Subadviser may sell a security when the security’s price reaches a target set by the Subadviser or if the Subadviser believes that there is deterioration in the issuer’s financial circumstances or fundamental prospects, or if other investments are more attractive, or for other reasons.

Principal Risks	Principal Risks

•  Economic and Market Events Risk

•  Equity Securities Risk

•  Expense Risk

•  Foreign Investment Risk

•  Investment Style Risk

•  Liquidity and Valuation Risk

•  Market Capitalization Risk

•  Market and Management Risk

•  Regulatory Risk

•      Market Risk

 •     Issuer Risk

 •     Management Risk

 •     Equity Securities Risk

 •     Focused Portfolio Risk

 •     Sector Risk

 •     Active Trading Risk

 •     Foreign Investment and Currency Risk

 •     Large-Capitalization Company Risk

 •     Liquidity and Valuation Risk

 •     Portfolio Turnover Risk

The Section 26 Applicants have analyzed the comparability of the Existing Portfolio and the Replacement Portfolio, considering their investment objectives, principal investment strategies, and principal risks. The Section 26 Applicants have determined that the Portfolios are similar or substantially similar for the following reasons:

•	Overall, each Portfolio is a U.S. large-cap equity fund that primarily invests in large-capitalization companies.

•	Each Portfolio’s investment objective includes growth of capital / capital appreciation.

•	Each Portfolio primarily invests in equity securities. The Existing Portfolio normally invests at least 65% of its total assets in equity and equity-related securities. The Replacement Portfolio primarily invests in equity securities, normally common stock.

•	Each Portfolio focuses on investments in U.S. companies. Each Portfolio may also invest in foreign companies as part of its principal investment strategies.

•	Each Portfolio uses the S&P 500 Index as a performance benchmark.

The Section 26 Applicants acknowledge that there are certain differences between the Existing Portfolio and the Replacement Portfolio. The Existing Portfolio focuses on growth companies, while the Replacement Portfolio has no specific focus with respect to investment styles. Nonetheless, the Replacement Portfolio invests a significant portion of its assets in growth companies. As of September 30, 2020, the Replacement Portfolio invested 26.94% of net assets in growth companies and 28.43% of net assets in blend companies, which may have growth and value characteristics. Overall, the Section 26 Applicants believe that the Portfolios’ differences are outweighed by the Portfolios’ similarities. Accordingly, the Applicants submit that this Substitution, when performed in accordance with the conditions of this Application, would be consistent with the protection of investors for the purpose of Section 26(c) of the 1940 Act.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of September 30, 2020 were approximately $3.03 billion. The proposed Substitution will involve approximately $1.41 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Jennison Portfolio	Guardian Integrated Research VIP Fund
Share Class	Class II	—
Management Fee	0.60%	0.55%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Administration Fees	0.15%	N/A
Other Expenses	0.02%	1.50%
Total Annual Operating Expenses	1.02%	2.30%
Fee Waiver / Expense Reimbursement	N/A	(1.34%)*
Net Annual Operating Expenses	1.02%	0.96%
Management Fee Breakpoint Schedule	N/A	0.55% up to $100 million; 0.50% from $100 to $300 million; 0.40% over $300 million
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

*Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2021 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 0.96% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager may be entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

Performance History (as of September 30, 2020)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Jennison Portfolio
Jennison Portfolio (Class II)	55.16%	24.68%	21.43%	18.01%
Standard & Poor’s 500® Index (reflects no deduction for fees, expenses or taxes)	15.15%	12.28%	14.15%	13.74%
Russell 1000® Growth Index (reflects no deduction for fees, expenses or taxes)	37.53%	21.67%	20.10%	17.25%
Replacement Portfolio – Guardian Integrated Research VIP Fund
Guardian Integrated Research VIP Fund	15.91%	9.89%	N/A	N/A
Standard & Poor’s 500® Index (reflects no deduction for fees, expenses or taxes)	15.15%	12.28%	14.15%	13.74%

Substitution No. 23.    MFS® New Discovery Series (Service Class) replaced by Guardian Small Cap Core VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

MFS® New Discovery Series (Service Class)	Guardian Small Cap Core VIP Fund

Investment Adviser	Investment Adviser

Massachusetts Financial Services Company (“MFS”)	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	ClearBridge Investments LLC

Investment Objective	Investment Objective

The fund’s investment objective is to seek capital appreciation.	The Fund seeks capital appreciation.

Principal Investment Strategies

MFS (Massachusetts Financial Services Company, the fund's investment adviser) normally invests the fund’s assets primarily in equity securities. Equity securities include common stocks and other securities that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer.

MFS focuses on investing the fund’s assets in the stocks of companies it believes to have above average earnings growth potential compared to other companies (growth companies).

While MFS may invest the fund’s assets in securities of companies of any size, MFS primarily invests in securities of companies with small capitalizations.

MFS may invest the fund’s assets in foreign securities.

MFS normally invests the fund's assets across different industries and sectors, but MFS may invest a significant percentage of the fund's assets in issuers in a single industry or sector.

MFS uses an active bottom-up investment approach to buying and selling investments for the fund. Investments are selected primarily based on fundamental analysis of individual issuers. Quantitative screening tools that systematically evaluate issuers may also be considered.

Principal Investment Strategies

Under normal circumstances, the Fund invests at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in common stocks of small capitalization companies or in other investments that ClearBridge Investments LLC (the "Subadviser") believes have similar economic characteristics to such common stocks. The Subadviser defines small capitalization companies as those companies with market capitalizations similar to companies in the Russell 2000® Index (the "Index") at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $5.34 million to $11.28 billion as of March 31, 2020.

The Fund may invest up to 20% of its net assets in equity securities of companies the Subadviser considers to be "special situations" at the time of purchase. The Subadviser defines special situations as companies undergoing unusual or possibly one-time developments that, in the opinion of the Subadviser, make them attractive for investment. These companies may be experiencing short-term or temporary changes in their prospects (e.g., reorganizations or restructurings in connection with bankruptcy proceedings) and their stock prices, in the opinion of the Subadviser, may be currently undervalued by the market. The Subadviser follows a value discipline in selecting securities, and therefore seeks to purchase securities at discounts to the Subadviser's assessment of their intrinsic value. The Fund may invest in American depositary receipts (ADRs) and foreign equity securities, including up to 20% of its assets in securities of emerging market issuers.

Although the Fund may invest in both growth and value stocks, the Subadviser seeks to identify companies where stock prices and valuation diverge and uncover those securities that, in the Subadviser's opinion, have a high probability of outperforming expectations and a valuation that the Subadviser believes is intrinsically higher than its current stock price. The Subadviser typically may sell investments when it believes that they no longer offer attractive future returns compared with other investment opportunities or that they present undesirable risks, or in an attempt to limit losses on investments that may decline or have declined in value.

Principal Risks	Principal Risks

• Investment Selection Risk • Equity Market Risk/Company Risk • Growth Company Risk • Small Cap Risk • Foreign Risk • Focus Risk • Liquidity Risk • Large Shareholder Risk

•    Market Risk

•    Issuer Risk

•   Management Risk

•    Equity Securities Risk

•    Small-Capitalization Company Risk

•    Special Situations Risk

•       Mid-Capitalization Company Risk

•        Active Trading Risk

•    Depositary Receipts Risk

•    Emerging Markets Risk

•    Foreign Investment and Currency Risk

•    Liquidity and Valuation Risk

•    New/Small Fund Risk

•    Portfolio Turnover Risk

The Section 26 Applicants have analyzed the comparability of the Existing Portfolio and the Replacement Portfolio, considering their investment objectives, principal investment strategies, and principal risks. The Section 26 Applicants have determined that the Portfolios are similar or substantially similar for the following reasons:

•	Overall, each Portfolio is a U.S. small-cap equity fund that primarily invests in small-capitalization companies.

•	Each Portfolio’s investment objective is capital appreciation.

•	Each Portfolio primarily invests in equity securities. The Existing Portfolio normally invests primarily in equity securities, including common stocks and other securities that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer. The Replacement Portfolio normally invests at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in common stocks or other investments that have similar economic characteristics to such common stocks.

•	Each Portfolio focuses on investments in U.S. companies. Each Portfolio may also invest in foreign companies as part of its principal investment strategies.

The Section 26 Applicants acknowledge that there are certain differences between the Existing Portfolio and the Replacement Portfolio. For example, unlike the Replacement Portfolio, the Existing Portfolio may invest in companies of any size; however, both Portfolios primarily invest in securities of companies with small capitalizations. As of September 30, 2020, the Existing Portfolio invested 52.03% and 47.97%, and the Replacement Portfolio invested 94.62% and 5.38%, of net assets in small- and mid-capitalization companies, respectively. Neither Portfolio had investments in large-capitalization companies. The Existing Portfolio focuses on growth companies, while the Replacement Portfolio may invest in growth companies, value companies, or both. In this regard, the Replacement Portfolio invests a significant portion of its assets in growth companies. As of September 30, 2020, the Replacement Portfolio invested 33.26% of net assets in growth companies and 45.60% of net assets in blend companies, which may have growth and value characteristics. Overall, the Section 26 Applicants believe that the Portfolios’ differences are outweighed by the Portfolios’ similarities. Accordingly, the Applicants submit that this Substitution, when performed in accordance with the conditions of this Application, would be consistent with the protection of investors for the purpose of Section 26(c) of the 1940 Act.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of September 30, 2020 were approximately $845.85 million. The proposed Substitution will involve approximately $42.15 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	MFS® New Discovery Series	Guardian Small Cap Core VIP Fund
Share Class	Service Class	—
Management Fee	0.90%	0.69%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.05%	0.15%*
Total Annual Operating Expenses	1.20%	1.09%
Fee Waiver / Expense Reimbursement	(0.01)%**	(0.08)% ***
Net Annual Operating Expenses	1.19%	1.01%
Management Fee Breakpoint Schedule	0.90% of the first $1 billion; 0.80% in excess of $1 billion	N/A
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

* Other expenses are based on estimates for the current fiscal year.

** Massachusetts Financial Services Company has agreed in writing to bear the fund's expenses, excluding interest, taxes, extraordinary expenses, brokerage and transaction costs, and investment-related expenses (such as interest and borrowing expenses incurred in connection with the fund's investment activity), such that "Total Annual Fund Operating Expenses" do not exceed 1.19% of the class' average daily net assets annually for Service Class shares. This written agreement will continue until modified by the fund's Board of Trustees, but such agreement will continue until at least April 30, 2021.

***Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2021 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 1.05% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees.

Performance History (as of September 30, 2020)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – MFS® New Discovery Series
MFS® New Discovery Series (Service Class)	29.91%	20.01%	17.90%	13.68%
Russell 2000® Growth Index (reflects no deductions for fees, expenses or taxes)	15.71%	8.18%	11.42%	12.34%
Replacement Portfolio – Guardian Small Cap Core VIP Fund
Guardian Small Cap Core VIP Fund	N/A	N/A	N/A	N/A
Russell 2000® Index (reflects no deduction for fees, expenses or taxes)	0.39%	1.77%	8.00%	9.85%

Substitution No. 24.         ClearBridge Variable Small Cap Growth Portfolio (Class II) replaced by Guardian Small Cap Core VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

ClearBridge Variable Small Cap Growth Portfolio (Class II)	Guardian Small Cap Core VIP Fund

Investment Adviser	Investment Adviser

Legg Mason Partners Fund Advisor, LLC (“LMPFA”)	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

ClearBridge Investments, LLC (“ClearBridge”)	ClearBridge Investments, LLC

Investment Objective	Investment Objective

The fund seeks long-term growth of capital.	The Fund seeks capital appreciation.

Principal Investment Strategies

Under normal circumstances, the fund invests at least 80% of its assets in equity securities of companies with small market capitalizations and related investments. For the purposes of this 80% policy, small capitalization companies are companies with market capitalization values not exceeding (i) $3 billion or (ii) the highest month-end market capitalization value of any stock in the Russell 2000 Index for the previous 12 months, whichever is greater. Securities of companies whose market capitalizations no longer meet this definition after purchase by the fund are still considered to be securities of small capitalization companies for purposes of the fund’s 80% investment policy. The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index.

The portfolio managers use a growth-oriented investment style that emphasizes small U.S. companies.

Principal Investment Strategies

Under normal circumstances, the Fund invests at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in common stocks of small capitalization companies or in other investments that ClearBridge Investments LLC (the "Subadviser") believes have similar economic characteristics to such common stocks. The Subadviser defines small capitalization companies as those companies with market capitalizations similar to companies in the Russell 2000® Index (the "Index") at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $5.34 million to $11.28 billion as of March 31, 2020.

The Fund may invest up to 20% of its net assets in equity securities of companies the Subadviser considers to be "special situations" at the time of purchase. The Subadviser defines special situations as companies undergoing unusual or possibly one-time developments that, in the opinion of the Subadviser, make them attractive for investment. These companies may be experiencing short-term or temporary changes in their prospects (e.g., reorganizations or restructurings in connection with bankruptcy proceedings) and their stock prices, in the opinion of the Subadviser, may be currently undervalued by the market. The Subadviser follows a value discipline in selecting securities, and therefore seeks to purchase securities at discounts to the Subadviser's assessment of their intrinsic value. The Fund may invest in American depositary receipts (ADRs) and foreign equity securities, including up to 20% of its assets in securities of emerging market issuers.

Although the Fund may invest in both growth and value stocks, the Subadviser seeks to identify companies where stock prices and valuation diverge and uncover those securities that, in the Subadviser's opinion, have a high probability of outperforming expectations and a valuation that the Subadviser believes is intrinsically higher than its current stock price. The Subadviser typically may sell investments when it believes that they no longer offer attractive future returns compared with other investment opportunities or that they present undesirable risks, or in an attempt to limit losses on investments that may decline or have declined in value.

•	Stock market and equity securities risk	•	Market Risk

•	Market events risk	•	Issuer Risk

•	Small capitalization company risk	•	Management Risk

•	Growth investing risk	•	Equity Securities Risk

•	Foreign investments risk	•	Small-Capitalization Company Risk

•	Illiquidity risk	•	Special Situations Risk

•	Portfolio management risk	•	Mid-Capitalization Company Risk

•	Issuer risk	•	Active Trading Risk

•	Industry or sector focus risk	•	Depositary Receipts Risk

•	Valuation risk	•	Emerging Markets Risk

•	Cybersecurity risk	•	Foreign Investment and Currency Risk

		•	Liquidity and Valuation Risk

		•	New/Small Fund Risk

		•	Portfolio Turnover Risk

The Section 26 Applicants have analyzed the comparability of the Existing Portfolio and the Replacement Portfolio, considering their investment objectives, principal investment strategies, and principal risks. The Section 26 Applicants have determined that the Portfolios are similar or substantially similar for the following reasons:

•	Overall, each Portfolio is a U.S. small-cap equity fund that primarily invests in small-capitalization companies.

•	Each Portfolio’s investment objective includes growth of capital / capital appreciation.

•	Each Portfolio primarily invests in equity securities. The Existing Portfolio normally invests at least 80% of its assets in equity securities. The Replacement Portfolio normally invests at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in common stocks or other investments that have similar economic characteristics to such common stocks.

•	Each Portfolio focuses on investments in U.S. companies.

•	The Replacement Portfolio is managed by the same investment adviser as the Existing Portfolio.

The Section 26 Applicants acknowledge that there are certain differences between the Existing Portfolio and the Replacement Portfolio. For example, unlike the Existing Portfolio, the Replacement Portfolio may invest in foreign companies as part of its principal investment strategies; however, it still invests primarily in U.S. securities. As of September 30, 2020, the Replacement Portfolio invested only 3.06% of net assets in foreign companies. Each Portfolio seeks to primarily invest in smaller capitalization companies. As of September 30, 2020, the Existing Portfolio invested 52.93%, 46.34%, and 0.74%, and the Replacement Portfolio invested 94.62%, 5.38%, and 0%, of net assets in small-, mid-, and large-capitalization companies, respectively. The Existing Portfolio focuses on investments in growth stocks, while the Replacement Portfolio may invest in growth or value stocks. As of September 30, 2020, the Existing Portfolio invested 82.22% of its net assets in growth companies and 15.89% of its net assets in blend companies, which may have growth and value characteristics, while the Replacement Portfolio invested 33.26% of net assets in growth companies and 45.60% of net assets in blend companies. Overall, the Section 26 Applicants believe that the Portfolios’ differences are outweighed by the Portfolios’ similarities. Accordingly, the Applicants submit that this Substitution, when performed in accordance with the conditions of this Application, would be consistent with the protection of investors for the purpose of Section 26(c) of the 1940 Act.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of September 30, 2020 were approximately $413.99 million. The proposed Substitution will involve approximately $12.39 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	ClearBridge Variable Small Cap Growth Portfolio	Guardian Small Cap Core VIP Fund
Share Class	Class II	—
Management Fee	0.75%	0.69%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.06%	0.15%*
Total Annual Operating Expenses	1.06%	1.09%
Fee Waiver / Expense Reimbursement	N/A	(0.08)% **
Net Annual Operating Expenses	1.06%	1.01%
Management Fee Breakpoint Schedule	N/A	N/A
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

* Other expenses are based on estimates for the current fiscal year.

**Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2021 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 1.05% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees.

Performance History (as of September 30, 2020)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – ClearBridge Variable Small Cap Growth Portfolio
ClearBridge Variable Small Cap Growth Portfolio (Class II)	26.09%	17.38%	16.60%	14.68%
Russell 2000® Growth Index (reflects no deductions for fees, expenses or taxes)	15.71%	8.18%	11.42%	12.34%
Replacement Portfolio – Guardian Small Cap Core VIP Fund
Guardian Small Cap Core VIP Fund	N/A	N/A	N/A	N/A
Russell 2000® Index (reflects no deduction for fees, expenses or taxes)	0.39%	1.77%	8.00%	9.85%

Substitution No. 25.	Victory RS Large Cap Alpha VIP Series (Class I) replaced by Guardian Equity Income VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Victory RS Large Cap Alpha VIP Series (Class I)	Guardian Equity Income VIP Fund

Investment Adviser	Investment Adviser

Victory Capital Management Inc.	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

RS Investments, a Victory Capital investment franchise, is responsible for day-to-day management of the Fund	Wellington Management Company LLP

Investment Objective	Investment Objective

The Victory RS Large Cap Alpha VIP Series (the “Fund”) seeks to provide long-term capital appreciation.	The Fund seeks a high level of current income consistent with growth of capital.

Principal Investment Strategies

The Adviser pursues the Fund’s investment objective by investing, under normal circumstances, at least 80% of its assets in companies considered by the Adviser (at the time of purchase) to be large-capitalization companies. A company is considered to be large-capitalization if its market capitalization is at least $5 billion. The Fund typically invests in equity securities of U.S. companies but may also invest any portion of its assets in foreign securities, including depositary receipts such as American Depositary Receipts (ADRs) and Global Depositary Receipts (GDRs).

In evaluating investments for the Fund, the Adviser conducts fundamental research to identify companies with improving returns on invested capital. The Adviser seeks to identify the primary economic and value drivers for each company. Research focuses on a company’s capital deployment strategy, including decisions about capital expenditures, acquisitions, cost-saving initiatives, and share repurchase/dividend plans, as the Adviser seeks to understand how returns on invested capital may improve over time. Valuation is considered an important part of the process. The Adviser seeks to invest in companies based on its assessment of risk (the possibility of permanent capital impairment) and reward (the future value of the enterprise).

The Fund holds a relatively few number of securities and, as a result of the Adviser’s investment process, the Fund’s investments may be focused in one or more economic sectors from time to time, including the financials sector.

The Adviser regularly reviews the Fund’s investments and will sell securities when the Adviser believes the securities are no longer attractive because (1) of a deterioration in rank of the security in accordance with the Adviser’s process, (2) of price appreciation, (3) of a change in the fundamental outlook of the company or (4) other investments available are considered to be more attractive.

Principal Investment Strategies

Under normal circumstances, the Fund seeks to achieve its investment objective by investing at least 80% of its assets in equity securities. Wellington Management Company LLP (the “Subadviser”) uses fundamental analysis to identify securities that it believes offer above average yields, below average valuations and the potential for dividend increases in the future. The Fund invests primarily in equity securities of companies with market capitalizations above $2 billion. Fundamental analysis of a company involves the Subadviser's assessment of a variety of factors, including the company's business environment, management quality, balance sheet, income statement, anticipated earnings, revenues and dividends, and other related measures or indicators of valuation and growth potential. At the time of investment, every equity security in which the Fund invests must pay a dividend or be expected to pay a dividend within the next 12 months. The Fund may invest up to 20% of its net assets in the equity securities of foreign issuers, non-dollar denominated securities or through American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”). Based on market or economic conditions, the Fund may, through its stock selection process, focus investments in one or more sectors of the market.

Principal Risks	Principal Risks

•   Equity Risk

•  Stock Market Risk

•  Limited Portfolio Risk

 •  Focused Investment Risk

•   Large Capitalization Stock Risk

•  Mid Capitalization Stock Risk

•  Foreign Securities Risk

 •  Investment Style Risk

•  Management Risk

 •   Market Risk

•   Issuer Risk

•  Management Risk

 •   Equity Securities Risk

•   Dividend-Paying Stock Risk

•   Large-Capitalization Company Risk

•       Value Investment Style Risk

•   Mid-Capitalization Company Risk

•       Active Trading Risk

•       Depositary Receipts Risk

•       Foreign Investment and Currency Risk

•       New/Small Fund Risk

The Section 26 Applicants have analyzed the comparability of the Existing Portfolio and the Replacement Portfolio, considering their investment objectives, principal investment strategies, and principal risks. The Section 26 Applicants have determined that the Portfolios are similar or substantially similar for the following reasons:

•	Overall, each Portfolio is a U.S. large-cap equity fund that primarily invests in large-capitalization companies.

•	The Existing Portfolio’s investment objective (long-term capital appreciation) is consistent with the Replacement Portfolio’s investment objective (high level of current income consistent with growth of capital).

•	Each Portfolio primarily invests in equity securities. The Existing Portfolio typically invests in equity securities of U.S. companies and foreign securities, including depositary receipts such as American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). The Replacement Portfolio primarily invests at least 80% of its assets in equity securities.

•	Each Portfolio focuses on investments in U.S. companies.

•	Each Portfolio employs fundamental analysis to identify potential investments.

The Section 26 Applicants acknowledge that there are certain differences between the Existing Portfolio and the Replacement Portfolio. For example, although it focuses on U.S. companies, unlike the Existing Portfolio, the Replacement Portfolio may invest in foreign companies as part of its principal investment strategies. As of September 30, 2020, the Existing Portfolio invested 95.99% of net assets in U.S. companies, invested 2.89% of net assets in foreign companies, and had no investments in ADRs and GDRs. Additionally, unlike the Existing Portfolio, the Replacement Portfolio includes dividend-paying stocks as part of its principal investment strategies. At the time of investment, every equity security in which the Replacement Portfolio invests must pay a dividend or be expected to pay a dividend within the next 12 months. Nonetheless, both Portfolios invest in dividend-paying stocks. As of September 30, 2020, the Existing Portfolio invested 84.33% of net assets in dividend-paying stocks. The Existing Portfolio holds a relatively few number of securities and may be focused in one or more economic sectors from time to time, including the financials sector. Like the Existing Portfolio, the Replacement Portfolio’s stock selection process may result in a focus in one or more market sectors, but the Replacement Portfolio does not seek to invest in any one sector or group of sectors. Overall, the Section 26 Applicants believe that the Portfolios’ differences are outweighed by the Portfolios’ similarities. Accordingly, the Applicants submit that this Substitution, when performed in accordance with the conditions of this Application, would be consistent with the protection of investors for the purpose of Section 26(c) of the 1940 Act.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of September 30, 2020 were approximately $787.56 million. The proposed Substitution will involve approximately $786.53 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Victory RS Large Cap Alpha VIP Series	Guardian Equity Income VIP Fund
Share Class	Class I	—
Management Fee	0.50%	0.50%
Distribution and/or Service Fees (12b-1 fees)	N/A	N/A
Other Expenses	0.23%	0.05%**
Total Annual Operating Expenses	0.73%	0.55%
Fee Waiver / Expense Reimbursement	(0.18)%*	0.00%
Net Annual Operating Expenses	0.55%*	0.55% ***
Management Fee Breakpoint Schedule	N/A	N/A
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	N/A	N/A

* Victory Capital Management Inc., the Fund’s investment adviser (“Adviser”), has contractually agreed to waive its management fee and/or reimburse expenses so that the total annual fund operating expenses (excluding certain items such as interest, taxes and brokerage commissions) do not exceed 0.55% through at least April 30, 2021. The Adviser is permitted to recoup advisory fees waived and expenses reimbursed for up to three years after the fiscal year in which the waiver or reimbursement took place, subject to the lesser of any operating expense limits in effect at the time of: (a) the original waiver or expense reimbursement; or (b) recoupment, after giving effect to the recoupment amount. This agreement may only be terminated by the Fund’s Board of Trustees.

**Other expenses are based on estimates for the current fiscal year.

***Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2022 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 0.55% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees.

Performance History (as of September 30, 2020)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Victory RS Large Cap Alpha VIP Series
Victory RS Large Cap Alpha VIP Series (Class I)	-9.50%	2.19%	6.75%	9.19%
Standard & Poor’s 500® Index (reflects no deduction for fees, expenses or taxes)	15.15%	12.28%	14.15%	13.24%
Russell 1000® Value Index (reflects no deduction for fees, expenses or taxes)	-5.03%	2.63%	7.66%	9.95%
Replacement Portfolio – Guardian Equity Income VIP Fund
Guardian Equity Income VIP Fund	N/A	N/A	N/A	N/A
Russell 1000® Value Index (reflects no deduction for fees, expenses or taxes)	-5.03%	2.63%	7.66%	9.95%

Substitution No. 26.	Davis Value Portfolio replaced by Guardian Equity Income VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Davis Value Portfolio	Guardian Equity Income VIP Fund

Investment Adviser	Investment Adviser

Davis Selected Advisers, L.P. (“Davis Advisors”)	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

Davis Selected Advisers–NY, Inc.	Wellington Management Company LLP

Investment Objective	Investment Objective

The Fund seeks long-term growth of capital.	The Fund seeks a high level of current income consistent with growth of capital.

Principal Investment Strategies	Principal Investment Strategies

Davis Selected Advisers, L.P. (“Davis Advisors” or the “Adviser”), the Fund’s investment adviser, uses the Davis Investment Discipline to invest Davis Value Portfolio’s portfolio principally in common stocks (including indirect holdings of common stock through depositary receipts) issued by large companies with market capitalizations of at least $10 billion. Historically, the Fund has invested a significant portion of its assets in financial services companies and in foreign companies, and may also invest in mid- and small-capitalization companies.

Davis Advisors manages equity funds using the Davis Investment Discipline. Davis Advisors conducts extensive research to try to identify businesses that possess characteristics that Davis Advisors believes foster the creation of long-term value, such as proven management, a durable franchise and business model, and sustainable competitive advantages. Davis Advisors aims to invest in such businesses when they are trading at discounts to their intrinsic worth. Davis Advisors emphasizes individual stock selection and believes that the ability to evaluate management is critical. Davis Advisors routinely visits managers at their places of business in order to gain insight into the relative value of different businesses. Such research, however rigorous, involves predictions and forecasts that are inherently uncertain. After determining which companies Davis Advisors believes the Fund should own, Davis Advisors then turns its analysis to determining the intrinsic value of those companies’ equity securities. Davis Advisors seeks companies whose equity securities can be purchased at a discount from Davis Advisors’ estimate of the company’s intrinsic value based upon fundamental analysis of cash flows, assets and liabilities, and other criteria that Davis Advisors deems to be material on a company-by-company basis. Davis Advisors’ goal is to invest in companies for the long term (ideally, five years or longer, although this goal may not be met). Davis Advisors considers selling a company’s equity securities if the securities’ market price exceeds Davis Advisors’ estimates of intrinsic value, if the ratio of the risks and rewards of continuing to own the company’s equity securities is no longer attractive, to raise cash to purchase a more attractive investment opportunity, to satisfy net redemptions or for other purposes.

Under normal circumstances, the Fund seeks to achieve its investment objective by investing at least 80% of its assets in equity securities. Wellington Management Company LLP (the “Subadviser”) uses fundamental analysis to identify securities that it believes offer above average yields, below average valuations and the potential for dividend increases in the future. The Fund invests primarily in equity securities of companies with market capitalizations above $2 billion. Fundamental analysis of a company involves the Subadviser's assessment of a variety of factors, including the company's business environment, management quality, balance sheet, income statement, anticipated earnings, revenues and dividends, and other related measures or indicators of valuation and growth potential. At the time of investment, every equity security in which the Fund invests must pay a dividend or be expected to pay a dividend within the next 12 months. The Fund may invest up to 20% of its net assets in the equity securities of foreign issuers, non-dollar denominated securities or through American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”). Based on market or economic conditions, the Fund may, through its stock selection process, focus investments in one or more sectors of the market.

Principal Risks	Principal Risks

•  Stock Market Risk

•  Common Stock Risk

•  Financial Services Risk

•  Foreign Country Risk

•  Headline Risk

•  Large-Capitalization Companies Risk

•  Manager Risk

•  Depositary Receipts Risk

•  Emerging Market Risk

•  Fees and Expenses Risk

•  Foreign Currency Risk

•  Mid- and Small-Capitalization Companies Risk

 •  Market Risk

•  Issuer Risk

•  Management Risk

•  Equity Securities Risk

•  Dividend-Paying Stock Risk

•  Large-Capitalization Company Risk

•      Value Investment Style Risk

•  Mid-Capitalization Company Risk

•       Active Trading Risk

•      Depositary Receipts Risk

•      Foreign Investment and Currency Risk

•      New/Small Fund Risk

The Section 26 Applicants have analyzed the comparability of the Existing Portfolio and the Replacement Portfolio, considering their investment objectives, principal investment strategies, and principal risks. The Section 26 Applicants have determined that the Portfolios are similar or substantially similar for the following reasons:

•	Overall, each Portfolio is a U.S. large-cap equity fund that primarily invests in large-capitalization companies.

•	The Existing Portfolio’s investment objective (long-term growth of capital) is consistent with the Replacement Portfolio’s investment objective (high level of current income consistent with growth of capital).

•	Each Portfolio primarily invests in equity securities. The Existing Portfolio invests principally in common stocks (including indirect holdings of common stock through depositary receipts). The Replacement Portfolio primarily invests at least 80% of its assets in equity securities.

•	Both the Existing Portfolio and the Replacement Portfolio may also invest in foreign companies as part of its principal investment strategies.

•	Like the Existing Portfolio, the Replacement Portfolio may focus investments in one or more sectors of the market. Historically, the Existing Portfolio has invested a significant portion of its assets in financial services companies. Similarly, based on market or economic conditions, the Replacement Portfolio may, through its stock selection process, focus investments in one or more sectors of the market.

The Section 26 Applicants acknowledge that there are certain differences between the Existing Portfolio and the Replacement Portfolio. For example, unlike the Existing Portfolio, the Replacement Portfolio includes dividend-paying stocks as part of its principal investment strategies. At the time of investment, every equity security in which the Replacement Portfolio invests must pay a dividend or be expected to pay a dividend within the next 12 months. Nonetheless, both Portfolios may invest in dividend-paying stocks. As of September 30, 2020, the Existing Portfolio invested 54.55% of net assets in dividend-paying stocks. Overall, the Section 26 Applicants believe that the Portfolios’ differences are outweighed by the Portfolios’ similarities. Accordingly, the Applicants submit that this Substitution, when performed in accordance with the conditions of this Application, would be consistent with the protection of investors for the purpose of Section 26(c) of the 1940 Act.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of September 30, 2020 were approximately $188.57 million. The proposed Substitution will involve approximately $89.87 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Davis Value Portfolio	Guardian Equity Income VIP Fund
Share Class	—	—
Management Fee	0.55%	0.50%
Distribution and/or Service Fees (12b-1 fees)	N/A	N/A
Other Expenses	0.09%	0.05%*
Total Annual Operating Expenses	0.64%	0.55%
Fee Waiver / Expense Reimbursement	0.00%	0.00%
Net Annual Operating Expenses	0.64%	0.55%**
Management Fee Breakpoint Schedule	N/A	N/A
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	N/A	N/A

* Other expenses are based on estimates for the current fiscal year.

**Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2022 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 0.55% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees.

Performance History (as of September 30, 2020)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Davis Value Portfolio
Davis Value Portfolio	2.70%	4.44%	9.14%	9.67%
Standard & Poor’s 500® Index (reflects no deduction for fees, expenses or taxes)	15.15%	12.28%	14.15%	13.74%
Replacement Portfolio – Guardian Equity Income VIP Fund
Guardian Equity Income VIP Fund	N/A	N/A	N/A	N/A
Russell 1000® Value Index (reflects no deduction for fees, expenses or taxes)	-5.03%	2.63%	7.66%	9.95%

Substitution No. 27.	Victory INCORE Investment Quality Bond VIP Series (Class I) replaced by Guardian Core Fixed Income VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Victory INCORE Investment Quality Bond VIP Series (Class I)	Guardian Core Fixed Income VIP Fund

Investment Adviser	Investment Adviser

Victory Capital Management Inc.	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

INCORE Capital Management, a Victory Capital investment franchise, is responsible for day-to-day management of the Fund	N/A

Investment Objective	Investment Objective

The Victory INCORE Investment Quality Bond VIP Series (the “Fund”) seeks to provide a high level of current income and capital appreciation without undue risk to principal.	The Fund seeks to provide a high level of current income and capital appreciation without undue risk to principal.

Principal Investment Strategies

The Adviser pursues the Fund’s investment objective by investing, under normal circumstances, at least 80% of its assets in investment-grade debt securities. The Fund’s debt securities may include without limitation: convertible bonds, U.S. government securities, including securities issued by agencies or instrumentalities of the U.S. government; long- and short-term corporate debt obligations; mortgage-backed securities, including collateralized mortgage obligations (CMOs) and commercial mortgage-backed securities (CMBS); asset-backed securities, including collateralized debt obligations (CDOs) and collateralized loan obligations (CLOs); and U.S. dollar-denominated obligations of foreign governments, corporations and banks (i.e., Yankee Bonds).

The Adviser uses bond market sector allocation, comprehensive credit analysis and yield curve positioning to select securities for the Fund. Under normal market conditions, the average duration of the Fund’s portfolio is expected to be between 3 and 10 years but it may lengthen or shorten its duration within the intermediate range to reflect changes in the overall composition of the investment-grade debt markets. Duration is a measure of a bond price’s sensitivity to changes in interest rates.

An investment-grade security is one that is rated Baa3 and higher by Moody’s Investors Service, Inc. or BBB- and higher by Standard & Poor’s Ratings Group or, if unrated, has been determined by the Adviser to be of comparable quality. The Fund may invest up to 20% of its total assets in below investment grade debt securities, commonly known as “high-yield” securities or “junk bonds.”

Principal Investment Strategies

Park Avenue Institutional Advisers LLC, the Fund’s investment adviser (the “Manager”), pursues the Fund's investment objective by investing, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in investment grade debt securities. The Fund's debt securities may include without limitation: long- and short-term corporate debt obligations; mortgage-backed, mortgage-related, and other asset-backed securities; convertible bonds; U.S. government securities, including securities issued by agencies or instrumentalities of the U.S. government; and U.S. dollar-denominated obligations of foreign governments, corporations and banks (i.e., Yankee Bonds).

The Manager uses bond market sector allocation, comprehensive credit analysis and yield curve positioning to select securities for the Fund. Yield curve positioning represents the relationship between the interest rates of bonds having the same credit quality but different maturity dates. Under normal market conditions, the average duration of the Fund's portfolio is expected to be between 3 and 10 years. Duration is a measure of a bond price's sensitivity to changes in interest rates. The Fund may lengthen or shorten its duration within the intermediate range to reflect changes in the overall composition of the investment grade debt markets. An investment grade security is one that is rated Baa3 and higher by Moody's Investors Service, Inc. or BBB- and higher by Standard & Poor's Ratings Group or, if unrated, has been determined by the Manager to be of comparable quality.

The Adviser regularly reviews the Fund’s investments and may sell investments when it believes the securities are no longer attractive due to valuation, changes in the fundamental outlook of the company or other investments are considered more attractive.

Although the Fund will primarily be invested in domestic securities, up to 20% of the Fund’s assets may be invested in foreign securities, which may be denominated in foreign currencies.

The Fund may purchase or sell securities on a when-issued, to-be-announced (TBA), delayed delivery or forward commitment basis and may engage in short-term trading of portfolio securities. There is no limitation on the maturity of any specific security the Fund may purchase, and the Fund may sell any security before it matures. The Fund may also utilize dollar roll transactions to obtain market exposure to certain types of securities, particularly mortgage-backed securities.

The Fund may enter into exchange-traded or over-the-counter derivatives transactions of any kind, such as futures contracts (both long and short positions), options on futures, and swap contracts, including, for example, interest rate swaps and credit default swaps. The Fund also may enter into exchange-traded or over-the-counter foreign currency exchange transactions, including currency futures, forward, and option transactions. The Fund may enter into any of these transactions for a variety of purposes, including, but not limited to, hedging various risks such as credit risk, interest rate risk, currency risk, and liquidity risk; taking a net long or short position in certain investments or markets; providing liquidity in the Fund; equitizing cash; minimizing transaction costs; generating income; adjusting the Fund’s sensitivity to interest rate risk, currency risk, or other risk; replicating certain direct investments; and asset and sector allocation.

The Adviser will invest in investment companies, including exchange-traded funds (ETFs), for cash management purposes or to seek exposure to a particular asset class.

As a result of its investment strategy, the Fund may experience annual portfolio turnover in excess of 100%.

Although the Fund will primarily be invested in domestic securities, up to 20% of the Fund's assets may be invested in foreign debt securities, which may be denominated in foreign currencies. The Fund may purchase or sell securities on a when-issued, to-be-announced (TBA), delayed delivery or forward commitment basis and may engage in short-term trading of portfolio securities. There is no limitation on the maturity of any specific security the Fund may purchase, and the Fund may sell any security before it matures. The Fund may also utilize dollar roll transactions to obtain market exposure to certain types of securities, particularly mortgage-backed securities. A mortgage dollar roll transaction involves a sale by a Fund of a mortgage-backed security concurrently with an agreement by the Fund to repurchase a similar security at a later date at an agreed-upon price.

The Fund may enter into exchange-traded or over-the-counter derivatives transactions of any kind, such as futures contracts (both long and short positions), options on futures, and swap contracts, including, for example, interest rate swaps and credit default swaps. The Fund also may enter into exchange-traded or over-the-counter foreign currency exchange transactions, including currency futures, forward, and option transactions. The Fund may enter into any of these transactions for a variety of purposes, including, but not limited to, hedging various risks such as credit risk, interest rate risk, currency risk, and liquidity risk; taking a net long or short position in certain investments or markets; providing liquidity in the Fund; equitizing cash; minimizing transaction costs; generating income; adjusting the Fund's sensitivity to interest rate risk, currency risk, or other risk; replicating certain direct investments; and asset and sector allocation.

The Fund may also invest in other investment companies, including exchange-traded funds (ETFs), for cash management purposes or to seek exposure to a particular asset class. The Manager regularly reviews the Fund's investments and may sell investments when it believes the securities are no longer attractive due to valuation, changes in the fundamental outlook of the company or if it considers other investments more attractive.

Principal Risks	Principal Risks

• Debt Securities Risk • Mortgage- and Asset-Backed Securities Risk • High-Yield/Junk Bond Risk • Mortgage Dollar Rolls Risk • When-Issued, TBA and Delayed Delivery Risk	• Market Risk • Issuer Risk • Management Risk • Credit Risk • Interest Rate Risk

• Liquidity Risk • Derivatives Risk • Credit Derivatives Risk • Foreign Securities Risk • Investment Company Risk • Portfolio Turnover Risk • Management Risk

•  Mortgage-Backed and Other Asset-Backed Securities Risk

•       Convertible Securities Risk

•       U.S. Government Securities Risk

•  Active Trading Risk

•       Counterparty Risk

•       Derivatives Risk

•       Foreign Investment and Currency Risk

•       Forwards and Futures Contracts Risk

•       Liquidity and Valuation Risk

•       New/Small Fund Risk

•       Options Risk

•       Other Investment Companies Risk

•       Sovereign Debt Risk

•       Swaps Risk

The Section 26 Applicants have analyzed the comparability of the Existing Portfolio and the Replacement Portfolio, considering their investment objectives, principal investment strategies, and principal risks. The Section 26 Applicants have determined that the Portfolios are similar or substantially similar for the following reasons:

•	Overall, each Portfolio is a fixed income fund.

•	Each Portfolio’s investment objective includes high current income and capital appreciation without undue risk to principal.

•	Each Portfolio invests at least 80% of its assets in investment-grade debt securities.

•	Each Portfolio may invest in a variety of fixed income instruments. Each Portfolio invests in corporate debt, government securities, securitized investments, and cash equivalents.

•	Each Portfolio may invest in public and private fixed income investments of U.S. and foreign issuers. Each Portfolio may invest in fixed income investments of emerging market issuers.

•	Each Portfolio’s average duration is expected to be between 3 and 10 years, but each Portfolio may lengthen or shorten its duration within the intermediate range to reflect changes in the overall composition of the investment-grade debt markets.

•	Each Portfolio may use derivatives and exchange-traded funds (“ETFs”) as part of its principal investment strategies.

The Section 26 Applicants acknowledge that there are certain differences between the Existing Portfolio and the Replacement Portfolio. For example, although each Portfolio primarily invests in domestic securities, only the Replacement Portfolio's assets (up 20%) may be invested in foreign debt securities, which may be denominated in foreign currencies. Overall, the Section 26 Applicants believe that the Portfolios’ differences are outweighed by the Portfolios’ similarities. Accordingly, the Applicants submit that this Substitution, when performed in accordance with the conditions of this Application, would be consistent with the protection of investors for the purpose of Section 26(c) of the 1940 Act.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of September 30, 2020 were approximately $588.66 million. The proposed Substitution will involve approximately $587.95 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Victory INCORE Investment Quality Bond VIP Series	Guardian Core Fixed Income VIP Fund
Share Class	Class I	—
Management Fee	0.50%	0.45%
Distribution and/or Service Fees (12b-1 fees)	N/A	N/A
Other Expenses	0.24%	0.05%
Total Annual Operating Expenses	0.74%	0.50%**
Fee Waiver / Expense Reimbursement	(0.18)%*	0.00%
Net Annual Operating Expenses	0.56%	0.50%***
Management Fee Breakpoint Schedule	N/A	0.45% up to $300 million; 0.40% on assets over $300 million
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	N/A	N/A

* Victory Capital Management Inc., the Fund’s investment adviser (“Adviser”), has contractually agreed to waive its management fee and/or reimburse expenses so that the total annual fund operating expenses (excluding certain items such as interest, taxes and brokerage commissions) do not exceed 0.56% through at least April 30, 2021. The Adviser is permitted to recoup advisory fees waived and expenses reimbursed for up to three years after the fiscal year in which the waiver or reimbursement took place, subject to the lesser of any operating expense limits in effect at the time of: (a) the original waiver or expense reimbursement; or (b) recoupment, after giving effect to the recoupment amount. This agreement may only be terminated by the Fund’s Board of Trustees.

**Other expenses are based on estimates for the current fiscal year.

***Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2022 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 0.50% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees.

Performance History (as of September 30, 2020)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Victory INCORE Investment Quality Bond VIP Series
Victory INCORE Investment Quality Bond VIP Series	7.24%	4.76%	4.12%	3.78%
Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	6.98%	5.24%	4.18%	3.64%
Replacement Portfolio – Guardian Core Fixed Income VIP Fund
Guardian Core Fixed Income VIP Fund	N/A	N/A	N/A	N/A
Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	6.98%	5.24%	4.18%	3.64%

Substitution No. 28.	Ivy VIP Global Bond (Class II) replaced by Guardian Multi-Sector Bond VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Ivy VIP Global Bond (Class II)	Guardian Multi-Sector Bond VIP Fund

Investment Adviser	Investment Adviser

Ivy Investment Management Company (IICO)	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	N/A

Investment Objective	Investment Objective

To seek to provide a high level of current income. Capital appreciation is a secondary objective.	The Fund seeks to provide a high current income with a secondary objective of capital appreciation.

Principal Investment Strategies

Ivy VIP Global Bond seeks to achieve its objectives by investing, under normal circumstances, at least 80% of its net assets in a diversified portfolio of bonds of foreign and U.S. issuers. The Portfolio may invest in debt securities, including secured and unsecured loan assignments, loan participations and other loan instruments (loans), issued by foreign or U.S. companies of any size, including those in emerging markets, as well as in debt securities issued by foreign or U.S. governments. Under normal circumstances, the Portfolio invests at least 40% (or, if Ivy Investment Management Company (IICO), the Portfolio’s investment manager, deems it warranted by market conditions, at least 30%) of its total assets in securities of non-U.S. issuers. The Portfolio may invest up to 100% of its total assets in foreign securities and in securities denominated in currencies other than the U.S. dollar. The Portfolio may invest in securities of any maturity.

The Portfolio may invest in both investment and non-investment-grade securities. It may invest up to 35% of its total assets in non-investment-grade bonds, commonly called “high-yield” or “junk” bonds, primarily of foreign issuers, that include bonds rated BB+ or lower by S&P Global Ratings, a division of S&P Global, Inc. (S&P), or comparably rated by another nationally recognized statistical rating organization (NRSRO) or, if unrated, determined by IICO to be of comparable quality. The Portfolio will invest in non-investment-grade securities only if IICO deems the risks to be consistent with the Portfolio’s objectives.

Many of the companies in which the Portfolio may invest have diverse operations, with products or services in foreign markets. Therefore, the Portfolio may have indirect exposure to various foreign markets through investments in these companies, even if the Portfolio is not invested directly in such markets.

Principal Investment Strategies

Under normal circumstances, the Fund invests at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in fixed income investments.

The Fund’s fixed income investments include: U.S. and foreign corporate debt securities; U.S. government securities and securities of foreign governments (which may include securities issued, guaranteed or otherwise backed by the government or its agencies, instrumentalities or other sponsored enterprises) and supranational entities; U.S. and foreign below investment grade bonds; mortgage- and other asset-backed securities, including collateralized mortgage obligations and collateralized loan obligations (“CLOs”); inflation-linked investments (e.g., Treasury Inflation-Protected Securities or “TIPS”); and cash-equivalent instruments. These investments may also include “tax credit bonds” (including Build America Bonds, clean renewable energy bonds and qualified tax credit bonds) and tax-exempt bonds as well as loans of any maturity and credit quality. The Fund may also invest in convertible securities and warrants.

The Fund’s foreign investments may include debt securities issued by emerging markets countries and companies whose principal business activities are located in emerging market countries. The Fund may, from time to time, invest a substantial portion of its assets in issuers in any country or group of countries. In addition, a substantial portion of the Fund’s assets may be invested in agency residential and commercial mortgage- and other asset-backed securities. In addition, as a substitute for investments directly in debt securities, the Fund may seek exposure to such debt securities through investments in exchange-traded funds (“ETFs”).

IICO may look at a number of factors in selecting securities for the Portfolio’s holdings including: identifying fundamental global themes; country analysis (economic, legislative/judicial and demographic trends); credit analysis of the issuer (financial strength, cash flow, balance sheet, capital structure, management, strategy and accounting); the maturity, quality, and denomination (U.S. dollar, euro, yen) of the issue; domicile, market share and industry of the issuer; and analysis of the issuer’s profit history through various economic cycles.

Generally, in determining whether to sell a security, IICO continues to analyze the factors considered for buying the security. IICO also considers its assumptions regarding a company, an industry, the markets, an individual economy and/or the global economy. IICO may sell a security to reduce the Portfolio’s holding in that security, to take advantage of what it believes are more attractive investment opportunities or to raise cash.

Under certain market conditions, the Fund may use futures contracts, options, swaps, and forward contracts to seek to (i) hedge various investments, (ii) manage or adjust duration and yield curve exposure, (iii) manage risk, (iv) enhance potential returns, or (v) as substitutes for permitted Fund investments.

The Fund may invest in investments of any maturity. Park Avenue Institutional Advisers LLC (the “Manager”) attempts to manage the Fund’s interest rate risk through the Manager’s management of the average duration of the investments the Fund holds in its portfolio. The Fund expects to maintain an average duration plus or minus two years of the bond market’s duration, as measured by the Bloomberg Barclays U.S. Aggregate Bond Index (which was approximately 5.69 years as of March 31, 2020). The Fund may invest up to 50% of its net assets in below investment grade securities or unrated securities considered by the Manager to be of comparable quality (commonly referred to as “high yield” or “junk” bonds). An investment is considered below investment grade if it is rated Ba1 by Moody’s Investors Service, Inc. and BB+ by Standard & Poor’s Ratings Group or Fitch Ratings Inc., or lower or, if unrated, is considered by the Manager to be of comparable quality. The CLOs in which the Fund invests generally will be investment grade.

The Manager allocates the Fund’s investments based on its detailed analysis of market, economic, political, and other factors, and of the potential for the various obligations to provide high current income and/or capital appreciation. The Manager selects specific investments for the Fund by considering a wide variety of factors, including yield, potential for appreciation in value, the credit quality of the issuer or collateral, maturity, and the degree of perceived risk associated with a specific investment relative to the potential for favorable investment returns and to other investments. The Manager typically may sell investments when it believes that they no longer offer attractive potential future returns compared to other investment opportunities or that they present undesirable risks, or in an attempt to limit losses on investments that may decline or have declined in value.

Principal Risks	Principal Risks

• Capital Repatriation Risk • Company Risk • Credit Risk • Emerging Market Risk • Extension Risk • Fixed-Income Market Risk	• Market Risk • Issuer Risk • Management Risk • Credit Risk • Interest Rate Risk • Mortgage-Backed and Other Asset-Backed Securities Risk

•  Foreign Currency Risk

•  Foreign Exposure Risk

•  Foreign Securities Risk

•  Income Risk

•  Interest Rate Risk

•  Liquidity Risk

•  Loan Risk

•  Low-Rated Securities Risk

•  Management Risk

•  Reinvestment Risk

•  Small Company Risk

•  U.S. Government Securities Risk

•       High-Yield Fixed Income Investment Risk

•       Active Trading Risk

•       Collateralized Loan Obligation Risk

•       Convertible Securities Risk

•       Counterparty Risk

•       Derivatives Risk

•       Emerging Markets Risk

•       Foreign Investment and Currency Risk

•       Forwards and Futures Contracts Risk

•       Geographic Focus Risk

•       Inflation-Linked Investments Risk

•       Liquidity and Valuation Risk

•       Loan Risk

•       Municipal Obligations Risk

•       New/Small Fund Risk

•       Options Risk

•       Other Investment Companies Risk

•       Sovereign Debt Risk

•       Swaps Risk

•       U.S. Government Securities Risk

•      Warrants Risk

The Section 26 Applicants have analyzed the comparability of the Existing Portfolio and the Replacement Portfolio, considering their investment objectives, principal investment strategies, and principal risks. The Section 26 Applicants have determined that the Portfolios are similar or substantially similar for the following reasons:

•	Overall, each Portfolio is a fixed income fund.

•	Each Portfolio’s investment objective is high current income. Each Portfolio’s secondary objective is capital appreciation.

•	Each Portfolio primarily invests in fixed income investments. The Existing Portfolio normally invests at least 80% of its net assets in a diversified portfolio of bonds. The Replacement Portfolio normally invests at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in fixed income investments.

•	Each Portfolio may invest in a variety of fixed income instruments.

•	Each Portfolio may invest in public and private fixed income investments of U.S. and foreign issuers. Each Portfolio may invest in fixed income investments of emerging market issuers as part of its principal investment strategies.

•	Each Portfolio focuses on investments in investment-grade fixed income investments. Each Portfolio may invest a substantial percentage of assets in high-yield investments. The Existing Portfolio may invest up to 35% of its total assets in high-yield fixed income investments. The Replacement Portfolio may invest up to 50% of its net assets in high-yield fixed income investments.

•	Each Portfolio may invest in fixed income investments of any maturity or duration.

The Section 26 Applicants acknowledge that there are certain differences between the Existing Portfolio and the Replacement Portfolio. For example, although each Portfolio mainly invests in corporate debt, government securities, and cash equivalents, unlike the Existing Portfolio, the Replacement Portfolio may also invest in securitized investments as part of its principal investment strategies. As of September 30, 2020, the Existing Portfolio invested 1.67% of net assets in cash equivalents, 79.16% of net assets in corporate debt and 19.17% of net assets in government securities, and the Replacement Portfolio invested 1.22% of net assets in cash equivalents, 45.03% of net assets in corporate debt, 41.90% of net assets in government securities, and 7.70% of net assets in securitized investments. Additionally, unlike the Replacement Portfolio, the Existing Portfolio has a global focus as part of its principal investment strategies. In this regard, the Existing Portfolio invests at least 40% of total assets in foreign issuers and may invest up to 100% in foreign issuers. While the Replacement Portfolio does not have a global focus as part of its principal investment strategies, the Replacement Portfolio may invest without limit in foreign issuers as part of its principal investment strategies. As of September 30, 2020, 9.21% of the Replacement Portfolio’s net assets was invested in foreign issuers. Overall, the Section 26 Applicants believe that the Portfolios’ differences are outweighed by the Portfolios’ similarities. Accordingly, the Applicants submit that this Substitution, when performed in accordance with the conditions of this Application, would be consistent with the protection of investors for the purpose of Section 26(c) of the 1940 Act.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of September 30, 2020 were approximately $19.95 million. The proposed Substitution will involve approximately $5.14 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Ivy VIP Global Bond	Guardian Multi-Sector Bond VIP Fund
Share Class	Class II	—
Management Fee	0.62%	0.52%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.26%	0.16%*
Total Annual Operating Expenses	1.13%**	0.93%***
Fee Waiver / Expense Reimbursement	N/A	N/A
Net Annual Operating Expenses	1.13%	0.93%
Management Fee Breakpoint Schedule	0.625% up to $500 million; 0.60% over $500 million and up to $1 billion; 0.55% over $1 billion and up to $1.5 billion; and 0.50% over $1.5 billion	N/A
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

* Other expenses are based on estimates for the current fiscal year.

** The Total Annual Portfolio Operating Expenses ratio shown in this table does not correlate to the expense ratio shown in the Financial Highlights table because the Portfolio has a voluntary waiver that is not reflected above.

***Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2021 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 1.00% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees.

Performance History (as of September 30, 2020)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Ivy VIP Global Bond
Ivy VIP Global Bond (Class II)	6.54%	4.61%	5.07%	3.02%
Bloomberg Barclays U.S. Universal Index (reflects no deduction for fees, expenses or taxes)	6.68%	5.15%	4.49%	3.92%
Morningstar World Bond Category Average (net of fees and expenses)	4.12%	2.66%	3.16%	1.84%
Replacement Portfolio – Guardian Multi-Sector Bond VIP Fund
Guardian Multi-Sector Bond VIP Fund	N/A	N/A	N/A	N/A
Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	6.98%	5.24%	4.18%	3.64%

Substitution No. 29.	MFS® Income Portfolio (Service Class) replaced by Guardian Multi-Sector Bond VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

MFS® Income Portfolio (Service Class)	Guardian Multi-Sector Bond VIP Fund

Investment Adviser	Investment Adviser

Massachusetts Financial Services Company (“MFS”)	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	N/A

Investment Objective	Investment Objective

The fund’s investment objective is to seek total return with an emphasis on high current income, but also considering capital appreciation.	The Fund seeks to provide a high current income with a secondary objective of capital appreciation.

Principal Investment Strategies

MFS (Massachusetts Financial Services Company, the fund's investment adviser) normally invests the fund’s assets primarily in a broad range of debt instruments issued by U.S. and foreign corporate, government, and other entities, including below investment grade quality debt instruments and debt instruments of issuers located in emerging market countries. MFS focuses on investing the fund's assets in corporate bonds, mortgage-backed securities and other securitized instruments (including commercial mortgage-backed securities, collateralized debt obligations, and/or other asset-backed securities), U.S. Government securities, and debt instruments of issuers located in emerging market countries. MFS allocates the fund’s assets across these categories with a view toward broad diversification across and within these categories.

MFS normally invests up to 35% of the fund’s assets, at time of purchase, in below investment grade quality debt instruments.

MFS may purchase or sell securities for the fund on a when-issued, delayed delivery, or forward commitment basis.

MFS normally invests the fund's assets across different industries, sectors, countries, and regions, but MFS may invest a significant percentage of the fund’s assets in issuers in a single industry, sector, country, or region.

While MFS may use derivatives for any investment purpose, to the extent MFS uses derivatives, MFS expects to use derivatives primarily to increase or decrease exposure to a particular market, segment of the market, or security, to increase or decrease interest rate or currency exposure, or as alternatives to direct investments. Derivatives include futures, forward contracts, options, swaps, and certain complex structured securities.

MFS uses an active bottom-up investment approach to buying and selling investments for the fund. Investments are selected primarily based on fundamental analysis of individual instruments and their issuers. Quantitative screening tools that systematically evaluate instruments may also be considered. In structuring the fund, MFS also considers top-down factors.

MFS may invest the fund’s assets in other mutual funds advised by MFS that invest in particular investment types rather than invest directly in such investments.

Principal Investment Strategies

Under normal circumstances, the Fund invests at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in fixed income investments.

The Fund’s fixed income investments include: U.S. and foreign corporate debt securities; U.S. government securities and securities of foreign governments (which may include securities issued, guaranteed or otherwise backed by the government or its agencies, instrumentalities or other sponsored enterprises) and supranational entities; U.S. and foreign below investment grade bonds; mortgage- and other asset-backed securities, including collateralized mortgage obligations and collateralized loan obligations (“CLOs”); inflation-linked investments (e.g., Treasury Inflation-Protected Securities or “TIPS”); and cash-equivalent instruments. These investments may also include “tax credit bonds” (including Build America Bonds, clean renewable energy bonds and qualified tax credit bonds) and tax-exempt bonds as well as loans of any maturity and credit quality. The Fund may also invest in convertible securities and warrants.

The Fund’s foreign investments may include debt securities issued by emerging markets countries and companies whose principal business activities are located in emerging market countries. The Fund may, from time to time, invest a substantial portion of its assets in issuers in any country or group of countries. In addition, a substantial portion of the Fund’s assets may be invested in agency residential and commercial mortgage- and other asset-backed securities. In addition, as a substitute for investments directly in debt securities, the Fund may seek exposure to such debt securities through investments in exchange-traded funds (“ETFs”).

Under certain market conditions, the Fund may use futures contracts, options, swaps, and forward contracts to seek to (i) hedge various investments, (ii) manage or adjust duration and yield curve exposure, (iii) manage risk, (iv) enhance potential returns, or (v) as substitutes for permitted Fund investments.

The Fund may invest in investments of any maturity. Park Avenue Institutional Advisers LLC (the “Manager”) attempts to manage the Fund’s interest rate risk through the Manager’s management of the average duration of the investments the Fund holds in its portfolio. The Fund expects to maintain an average duration plus or minus two years of the bond market’s duration, as measured by the Bloomberg Barclays U.S. Aggregate Bond Index (which was approximately 5.69 years as of March 31, 2020). The Fund may invest up to 50% of its net assets in below investment grade securities or unrated securities considered by the Manager to be of comparable quality (commonly referred to as “high yield” or “junk” bonds). An investment is considered below investment grade if it is rated Ba1 by Moody’s Investors Service, Inc. and BB+ by Standard & Poor’s Ratings Group or Fitch Ratings Inc., or lower or, if unrated, is considered by the Manager to be of comparable quality. The CLOs in which the Fund invests generally will be investment grade.

The Manager allocates the Fund’s investments based on its detailed analysis of market, economic, political, and other factors, and of the potential for the various obligations to provide high current income and/or capital appreciation. The Manager selects specific investments for the Fund by considering a wide variety of factors, including yield, potential for appreciation in value, the credit quality of the issuer or collateral, maturity, and the degree of perceived risk associated with a specific investment relative to the potential for favorable investment returns and to other investments. The Manager typically may sell investments when it believes that they no longer offer attractive potential future returns compared to other investment opportunities or that they present undesirable risks, or in an attempt to limit losses on investments that may decline or have declined in value.

Principal Risks	Principal Risks

• Investment Selection Risk • Debt Market Risk • Interest Rate Risk. • Credit Risk • Foreign Risk	• Market Risk • Issuer Risk • Management Risk • Credit Risk • Interest Rate Risk

• Emerging Markets risk • Currency Risk • Focus Risk • Prepayment/Extension Risk • Derivatives Risk • Leveraging Risk • Counterparty and Third Party Risk • Liquidity Risk • Large Shareholder Risk

• Mortgage-Backed and Other Asset-Backed Securities Risk

•    High-Yield Fixed Income Investment Risk

•    Active Trading Risk

• Collateralized Loan Obligation Risk

• Convertible Securities Risk

•    Counterparty Risk

•     Derivatives Risk

• Emerging Markets Risk

• Foreign Investment and Currency Risk

•    Forwards and Futures Contracts Risk

•    Geographic Focus Risk

• Inflation-Linked Investments Risk

• Liquidity and Valuation Risk

•    Loan Risk

•    Municipal Obligations Risk

• New/Small Fund Risk

• Options Risk

•    Other Investment Companies Risk

•    Sovereign Debt Risk

• Swaps Risk

•    U.S. Government Securities Risk

•    Warrants Risk

The Section 26 Applicants have analyzed the comparability of the Existing Portfolio and the Replacement Portfolio, considering their investment objectives, principal investment strategies, and principal risks. The Section 26 Applicants have determined that the Portfolios are similar or substantially similar for the following reasons:

•	Overall, each Portfolio is a fixed income fund.

•	The Existing Portfolio’s investment objective (total return with an emphasis on high current income, but also considering capital appreciation) is consistent with the Replacement Portfolio’s investment objective (high current income with a secondary objective of capital appreciation).

•	Each Portfolio primarily invests in fixed income investments. The Existing Portfolio normally invests its assets primarily in debt instruments. The Replacement Portfolio normally invests at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in fixed income investments.

•	Each Portfolio may invest in a variety of fixed income instruments. Each Portfolio invests in corporate debt, government securities, securitized investments, and cash equivalents.

•	Each Portfolio may invest in public and private fixed income investments of U.S. and foreign issuers. Each Portfolio may invest in fixed income investments of emerging market issuers.

•	Each Portfolio focuses on investments in investment-grade fixed income investments. Each Portfolio may invest a substantial percentage of assets in high-yield fixed income investments.

•	Each Portfolio may invest in fixed income investments of any maturity and duration.

•	Each Portfolio may use derivatives as part of its principal investment strategies.

The Section 26 Applicants acknowledge that there are certain differences between the Existing Portfolio and the Replacement Portfolio. For example, unlike the Replacement Portfolio, the Existing Portfolio may focus on investments in high-yield fixed income investments rather than investment-grade fixed income investments. However, although the Replacement Portfolio does not focus on investments in high-yield fixed income investments, it may invest up to 50% of its net assets in high-yield fixed income investments. As of September 30, 2020, the Existing Portfolio invested 21.98%, and the Replacement Portfolio invested 3.71%, of its fixed income assets in high-yield fixed income investments. Overall, the Section 26 Applicants believe that the Portfolios’ differences are outweighed by the Portfolios’ similarities. Accordingly, the Applicants submit that this Substitution, when performed in accordance with the conditions of this Application, would be consistent with the protection of investors for the purpose of Section 26(c) of the 1940 Act.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of September 30, 2020 were approximately $46.06 million. The proposed Substitution will involve approximately $1.39 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	MFS® Income Portfolio	Guardian Multi-Sector Bond VIP Fund
Share Class	Service Class	—
Management Fee	0.50%	0.52%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.36%	0.16%*
Acquired Fund Fees and Expenses	N/A	N/A
Total Annual Operating Expenses	1.11%**	0.93%***
Fee Waiver / Expense Reimbursement	(0.10)%	N/A
Net Annual Operating Expenses	1.01%	0.93%
Management Fee Breakpoint Schedule	0.50% up to $1 billion; 0.45% in excess of $1 billion	N/A
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

* Other expenses are based on estimates for the current fiscal year.

** Massachusetts Financial Services Company has agreed in writing to bear the fund’s expenses, excluding interest, taxes, extraordinary expenses, brokerage and transaction costs, and investment-related expenses (such as interest and borrowing expenses incurred in connection with the fund's investment activity), such that “Total Annual Fund Operating Expenses” do not exceed 1.00% of the class' average daily net assets annually for Service Class shares. ("Other Expenses" include 0.01% of interest and/or investment-related expenses incurred in connection with the fund's investment activity which are excluded from the expense limitation described in the prior sentence.) This written agreement will continue until modified by the fund's Board of Trustees, but such agreement will continue until at least April 30, 2021.

***Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2021 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 1.00% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees.

Performance History (as of September 30, 2020)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – MFS® Income Portfolio
MFS® Income Portfolio (Service Class)	6.51%	5.09%	5.53%	4.47%
Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	6.98%	5.24%	4.18%	3.64%
Replacement Portfolio – Guardian Multi-Sector Bond VIP Fund
Guardian Multi-Sector Bond VIP Fund	N/A	N/A	N/A	N/A
Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	6.98%	5.24%	4.18%	3.64%

Substitution No. 30.	Janus Henderson Flexible Bond Portfolio (Service Shares) replaced by Guardian Total Return Bond VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Janus Henderson Flexible Bond Portfolio (Service Shares)	Guardian Total Return Bond VIP Fund

Investment Adviser	Investment Adviser

Janus Capital Management LLC	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	N/A

Investment Objective	Investment Objective

Janus Henderson Flexible Bond Portfolio seeks to obtain maximum total return, consistent with preservation of capital.	The Fund seeks total return with an emphasis on current income as well as capital appreciation.

Principal Investment Strategies

The Portfolio pursues its investment objective by primarily investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in bonds. Bonds include, but are not limited to, government notes and bonds, corporate bonds, convertible bonds, commercial and residential mortgage-backed securities, and zero-coupon bonds. The Portfolio will invest at least 65% of its assets in investment grade debt securities. The Portfolio may invest in securities of varying maturities, and as of December 31, 2019, the Portfolio’s weighted average maturity was 8.12 years. The Portfolio will limit its investment in high-yield/high-risk bonds, also known as “junk” bonds, to 35% or less of its net assets. The Portfolio generates total return from a combination of current income and capital appreciation, but income is usually the dominant portion. The Portfolio may also invest in asset-backed securities, including collateralized loan obligations, money market instruments, commercial loans, and foreign debt securities (which may include investments in emerging markets). The Portfolio may enter into “to be announced” or “TBA” commitments when purchasing mortgage-backed securities or other securities. Due to the nature of the securities in which the Portfolio invests, it may have relatively high portfolio turnover compared to other portfolios.

Additionally, the Portfolio may invest its assets in derivatives, which are instruments that have a value derived from, or directly linked to, an underlying asset, such as equity securities, fixed-income securities, commodities, currencies, interest rates, or market indices. In particular, the Portfolio may use futures, including Treasury bond futures, to manage portfolio risk, duration, and yield curve exposure. The Portfolio may also use index credit default swaps for hedging purposes (to offset risks associated with an investment exposure, or market conditions), to increase or decrease the Portfolio’s exposure to a particular market, to manage or adjust the risk profile of the Portfolio relative to its benchmark index, and to earn income, enhance returns, or preserve capital. The Portfolio’s exposure to derivatives will vary. For purposes of meeting its 80% investment policy, the Portfolio may include derivatives that have characteristics similar to the securities in which the Portfolio may directly invest.

Principal Investment Strategies

Under normal circumstances, the Fund invests at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in fixed income investments.

The Fund's fixed income investments include: corporate debt securities, including below investment-grade or high-yield investments; mortgage-backed and other asset-backed securities, including commercial mortgage-backed securities and collateralized loan obligations ("CLOs"); securities issued or guaranteed by the U.S. government, its agencies, instrumentalities or government-sponsored enterprises; securities issued or guaranteed by a foreign government, its agencies or instrumentalities, including debt securities issued by emerging market countries; inflation-linked investments; and senior loans, including bridge loans, novations, assignments, and participations.

The Fund may invest a substantial portion of its assets in agency residential and commercial mortgage-backed securities, including collateralized mortgage obligations, and other asset-backed securities.

The Fund may invest in any type of debt instrument, including "tax credit bonds" (including Build America Bonds, clean renewable energy bonds and qualified tax credit bonds) and tax-exempt bonds. The Fund may invest in convertible securities. The Fund also may invest in fixed income investments issued by foreign entities, denominated in U.S. dollars and other currencies. In addition, as a substitute for investments directly in debt securities, the Fund may seek exposure to such debt securities through investments in exchange-traded funds ("ETFs").

Under certain market conditions, the Fund may use futures contracts, options, swaps, and forward contracts to seek to (i) hedge various investments, (ii) manage or adjust duration and yield curve exposure, (iii) manage risk, (iv) enhance potential returns, or (v) as substitutes for permitted Fund investments.

The Portfolio may also invest in floating rate obligations, such as collateralized loan obligations, floating rate senior secured syndicated bank loans, floating rate unsecured loans, and other floating rate bonds, loans and notes. Floating rate obligations feature rates that reset regularly, maintaining a fixed spread over the London InterBank Offered Rate (“LIBOR”) or the prime rates of large money-center banks. The interest rates on floating rate obligations typically reset quarterly, although rates on some obligations may adjust at other intervals.

In addition to considering economic factors such as the effect of interest rates on the Portfolio’s investments, the portfolio managers apply a “bottom up” approach in choosing investments. This means that the portfolio managers look at income producing securities one at a time to determine if a security is an attractive investment opportunity and if it is consistent with the Portfolio’s investment policies. The portfolio managers additionally consider the expected risk-adjusted return on a particular investment and the Portfolio’s overall risk allocations and volatility.

The Portfolio may lend portfolio securities on a short-term or long-term basis, in an amount equal to up to one-third of its total assets as determined at the time of the loan origination.

The Fund may invest in securities of any quality, and may invest up to 20% of its net assets in below investment grade securities or unrated securities considered by Park Avenue Institutional Advisers LLC (the "Manager") to be of comparable quality (commonly referred to as "high yield" or "junk bonds"). An investment is considered below investment grade if it is rated Ba1 by Moody's Investors Service, Inc. and BB+ by Standard & Poor's Ratings Group or Fitch Ratings, Inc., or lower or, if unrated, is considered by the Manager to be of comparable quality. The CLOs in which the Fund invests generally will be investment grade.

The Manager attempts to manage the Fund's interest rate risk through the Manager's management of the average duration of the investments the Fund holds in its portfolio. The Fund expects to maintain an average duration plus or minus two years of the bond market's duration, as measured by the Bloomberg Barclays U.S. Aggregate Bond Index (which was approximately 5.69 years as of March 31, 2020).

The Manager applies an active top-down and bottom-up analysis to construct the Fund's investment portfolio. The Manager uses a blend of fundamental research and quantitative tools to evaluate global economic conditions, opportunities, and risks across different segments of the fixed income market. The Manager selects specific investments for the Fund by considering a wide variety of factors, including yield, potential for appreciation in value, the credit quality of the issuer or collateral, maturity, and the degree of perceived risk associated with a specific investment relative to the potential for favorable investment returns and to other investments. The Manager may actively rotate the Fund's exposure to various fixed income asset classes based on its assessment of relative value. The Fund generally will sell an investment when the Manager believes the investment is less likely to benefit from the current market and economic environment or shows signs of deteriorating fundamentals, among other reasons (such as to adjust the portfolio's average maturity or duration).

Principal Risks	Principal Risks

• Fixed-Income Securities Risk • Sovereign Debt Risk • Mortgage- and Asset-Backed Securities Risk • High Yield Risk/High-Risk Bond Risk	• Market Risk • Issuer Risk • Management Risk • Credit Risk

•     Floating Rate Obligations Risk

•    Liquidity Risk

•    Foreign Exposure Risk

•    Loan Risk

•    Portfolio Turnover Risk

•    TBA Commitments Risk

•    Derivatives Risk

•    LIBOR Replacement Risk

•    Securities Lending Risk

•    Management Risk

•    Interest Rate Risk

•    Mortgage-Backed and Other Asset-Backed Securities Risk

•    High-Yield Fixed Income Investment Risk

•    Active Trading Risk

•    Collateralized Loan Obligation Risk

•    Convertible Securities Risk

•    Counterparty Risk

•    Derivatives Risk

•    Emerging Markets Risk

•    Foreign Investment and Currency Risk

•    Forwards and Futures Contracts Risk

•    Inflation-Linked Investments Risk

•    Liquidity and Valuation Risk

•    Loan Risk

•    Municipal Obligations Risk

•    New/Small Fund Risk

•    Options Risk

•    Other Investment Companies Risk

•    Sovereign Debt Risk

•    Swaps Risk

•    U.S. Government Securities Risk

The Section 26 Applicants have analyzed the comparability of the Existing Portfolio and the Replacement Portfolio, considering their investment objectives, principal investment strategies, and principal risks. The Section 26 Applicants have determined that the Portfolios are similar or substantially similar for the following reasons:

•	Overall, each Portfolio is a fixed income fund investing in a broad range of fixed income instruments.

•	The Existing Portfolio’s investment objective (maximum total return, consistent with preservation of capital) is consistent with the Replacement Portfolio’s investment objective (total return with an emphasis on current income as well as capital appreciation).

•	Each Portfolio primarily invests in fixed income investments. The Existing Portfolio normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in bonds. The Replacement Portfolio invests at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in fixed income investments.

•	Each Portfolio invests in a broad range of fixed income investments, including but not limited to, corporate bonds, notes, government securities, mortgage-backed securities, asset-backed securities, collateralized obligations, loans, and money market instruments. The Portfolios may also invest in convertible securities as part of their principal investment strategies.

•	Each Portfolio may invest in public and private fixed income investments of U.S. and foreign issuers. Each Portfolio may invest in fixed income investments of emerging market issuers as part of its principal investment strategies.

•	Each Portfolio focuses on investments in investment-grade fixed income investments. Each Portfolio may invest in high-yield fixed income investments as part of its principal investment strategies.

•	Each Portfolio may invest in fixed income investments of any maturity or duration.

•	Each Portfolio may use derivatives as part of its principal investment strategies.

The Section 26 Applicants acknowledge that there are certain differences between the Existing Portfolio and the Replacement Portfolio. For example, unlike the Replacement Portfolio, the Existing Portfolio’s investment objective includes preservation of capital. Nonetheless, the Replacement Portfolio’s investment managers may consider a wide variety of factors, which may include preservation of capital, in selecting investments for the Replacement Portfolio. In addition, the Replacement Portfolio allocates a higher portion of its investments in government securities compared to the Existing Portfolio. As of September 30, 2020, the Existing Portfolio invested 11.39% of net assets in government securities, while the Replacement Portfolio invested 44.75% of net assets in government securities. Overall, the Section 26 Applicants believe that the Portfolios’ differences are outweighed by the Portfolios’ similarities. Accordingly, the Applicants submit that this Substitution, when performed in accordance with the conditions of this Application, would be consistent with the protection of investors for the purpose of Section 26(c) of the 1940 Act.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of September 30, 2020 were approximately $614.57 million. The proposed Substitution will involve approximately $1.18 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Janus Henderson Flexible Bond Portfolio	Guardian Total Return Bond VIP Fund
Share Class	Service Shares	—
Management Fee	0.50%	0.44%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.10%	0.16%*
Total Annual Operating Expenses	0.85%	0.85%
Fee Waiver / Expense Reimbursement	0.03%**	(0.10)%***
Net Annual Operating Expenses	0.82%	0.75%
Management Fee Breakpoint Schedule	0.55% on the first $300 million; 0.45% in excess of $300 million	0.45% on assets up to $300 million; 0.40% on assets over $300 million
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

* Other expenses are based on estimates for the current fiscal year.

**Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse Portfolio expenses to the extent that the Portfolio’s total annual fund operating expenses (excluding fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs and expenses payable pursuant to the Transfer Agency Agreement), brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) exceed 0.52% for at least a one-year period commencing on April 29, 2020. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Portfolio’s Board of Trustees.

*** Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2021 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 0.79% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees.

Performance History (as of September 30, 2020)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Janus Henderson Flexible Bond Portfolio
Janus Henderson Flexible Bond Portfolio (Service Shares)	8.66%	5.31%	4.07%	3.88%
Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	6.98%	5.24%	4.18%	3.64%
Replacement Portfolio – Guardian Total Return Bond VIP Fund
Guardian Total Return Bond Fund	N/A	N/A	N/A	N/A
Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	6.98%	5.24%	4.18%	3.64%

Substitution No. 31.	Invesco V.I. Government Securities Fund (Series II) replaced by Guardian U.S. Government Securities VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Invesco V.I. Government Securities Fund (Series II)	Guardian U.S. Government Securities VIP Fund

Investment Adviser	Investment Adviser

Invesco Advisers, Inc.	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	N/A

Investment Objective	Investment Objective

The Fund’s investment objective is total return, comprised of current income and capital appreciation.	The Fund seeks total return with an emphasis on current income as well as capital appreciation.

Principal Investment Strategies

The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in debt securities issued, guaranteed or otherwise backed by the U.S. Government, its agencies, instrumentalities or sponsored corporations (each, a “Federal Agency”), and in derivatives and other instruments that have economic characteristics similar to such securities. These securities include: (1) direct obligations of the U.S. Treasury, including bills, notes and bonds, and (2) obligations issued or guaranteed by Federal Agencies and supported by (a) the full faith and credit of the U.S. Treasury, (b) the right of the issuer to borrow from the U.S. Treasury, or (c) the credit of the Federal Agency. The Fund primarily invests in fixed income securities of the following types: callable bonds that can be redeemed by the issuer prior to their stated maturity; bullet-maturity debt bonds with a stated maturity date; mortgage-backed securities (MBS) consisting of interests in underlying mortgages with maturities of up to thirty years; and U.S. Treasury and Federal Agency holdings.

The Fund may purchase mortgage-backed and asset-backed securities such as collateralized mortgage obligations (CMOs), collateralized loan obligations (CLOs) and collateralized debt obligations (CDOs). The Fund’s investments may include securities that do not produce immediate cash income, such as zero coupon securities and payment-in-kind securities.

The Fund may purchase and sell securities on a when-issued and delayed delivery basis, which means that the Fund may buy or sell a security with payment and delivery taking place in the future.

The Fund may also engage in “to be announced” (TBA) transactions, which are transactions in which a fund buys or sells mortgage-backed securities on a forward commitment basis. The Fund may engage in short sales of TBA mortgages, including short sales on TBA mortgages the Fund does not own.

The Fund can invest in derivative instruments, including swap contracts, options and futures contracts.

The Fund can use swap contracts, including interest rate swaps, to hedge or adjust its exposure to interest rates. The Fund can further use volatility swaps and credit default swaps to manage interest rate exposure; and total return swaps to manage interest rate and credit exposures.

The Fund can use options, including swaptions (options on swaps), to manage interest rate risk. The Fund can further use options on bond or rate futures to manage interest rate exposure.

The Fund can use futures contracts, including interest rate futures contracts, to increase or reduce exposure to changes in interest rates.

The Fund can also use futures contracts, including Treasury futures, to gain exposure to the U.S. Treasury and Federal Agency MBS markets while deploying Fund assets in other securities.

Principal Investment Strategies

Under normal circumstances, the Fund invests at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in U.S. government securities. These investments include U.S. Treasury securities or other securities issued, guaranteed or otherwise backed by the U.S. government, its agencies, instrumentalities or government-sponsored enterprises, including bonds, notes, mortgage-backed securities and other fixed-income or debt instruments. These investments may also include securities issued by U.S. government agencies that are not backed by the full faith and credit of the U.S. government. In addition to mortgage-backed securities, the Fund may invest in other types of asset-backed securities, including commercial mortgage-backed securities, collateralized mortgage obligations and collateralized loan obligations (“CLOs”). The CLOs in which the Fund invests generally will be investment grade. The Fund may also invest in corporate debt securities and inflation-linked securities (e.g., Treasury Inflation- Protected Securities or “TIPS”).

Under certain market conditions, the Fund may use futures contracts, options, swaps, and forward contracts to seek to (i) hedge various investments, (ii) manage or adjust duration and yield curve exposure, (iii) manage risk, (iv) enhance potential returns, or (v) as substitutes for permitted Fund investments.

Park Avenue Institutional Advisers LLC (the “Manager”) attempts to manage the Fund’s interest rate risk through the Manager’s management of the average duration of the investments the Fund holds in its portfolio. The Fund expects to maintain an average duration of plus or minus two years of the duration of the U.S. government securities market, as measured by the Bloomberg Barclays Intermediate U.S. Government Bond Index (which was approximately 3.80 years as of March 31, 2020).

The Manager applies an active top-down and bottom-up analysis to construct the Fund’s investment portfolio. The Manager uses a blend of fundamental research and quantitative tools to evaluate global economic conditions, opportunities, and risks across different segments of the fixed income market. The Manager selects specific investments for the Fund by considering a wide variety of factors, including yield, potential for appreciation in value, the credit quality of the issuer or collateral, maturity, and the degree of perceived risk associated with a specific investment relative to the potential for favorable investment returns and to other investments. The Manager may actively rotate the Fund’s exposure to various fixed income asset classes based on its assessment of relative value.

The Fund generally will sell an investment when the Manager believes the investment is less likely to benefit from the current market and economic environment or shows signs of deteriorating fundamentals, among other reasons (such as to adjust the portfolio’s average maturity or duration).

The portfolio managers utilize the Bloomberg Barclays Intermediate U.S. Government Index as a reference in structuring the portfolio. The portfolio managers decide on appropriate risk factors such as duration, the shape of the U.S. Treasury yield curve, Federal Agency exposure, Federal Agency MBS exposure, and Treasury Inflation-Protected Security (TIPS) exposure relative to this index. The portfolio managers then employ proprietary technology to calculate appropriate position sizes for each of these risk factors. In doing so, the portfolio managers consider recommendations from a globally interconnected team of specialist decision makers in positioning the Fund to generate alpha (return on investments in excess of the Bloomberg Barclays Intermediate U.S. Government Index).

The portfolio managers generally rely upon a team of market-specific specialists for trade execution and for assistance in determining efficient ways (in terms of cost-efficiency and selection) to implement those recommendations. Although a variety of specialists provide input in the management of the Fund, the portfolio managers retain responsibility for ensuring the Fund is positioned appropriately in terms of risk exposures and position sizes.

Specialists employ a bottom-up approach to recommending larger or smaller exposure to specific risk factors. In general, specialists will look for attractive risk-reward opportunities and securities that best enable the Fund to pursue those opportunities. The portfolio managers consider the recommendations of these market-specific specialists in adjusting the Fund’s risk exposures and security selection on a real-time basis using proprietary communication technology.

Decisions to purchase or sell securities are determined by the relative value considerations of the investment professionals that factor in economic and credit-related fundamentals, market supply and demand, market dislocations and situation-specific opportunities. The purchase or sale of securities may be related to a decision to alter the Fund’s macro risk exposure (such as duration, yield, curve positioning and sector exposure), a need to limit or reduce the Fund’s exposure to a particular security or issuer, degradation of an issuer’s credit quality, or general liquidity needs of the Fund.

The Fund invests in securities of all maturities, but will maintain a weighted average effective maturity for the portfolio of between three and ten years.

Principal Risks	Principal Risks

•     Changing Fixed Income Market Conditions Risk

•     Collateralized Loan Obligations Risk

•     Debt Securities Risk

•     Derivatives Risk

•     Management Risk

•     Market Risk

•     Mortgage- and Asset-Backed Securities Risk Mortgage

•     TBA Transactions Risk

•     U.S. Government Obligations Risk

•     When-Issued, Delayed Delivery and Forward Commitment Risks

•     Zero Coupon or Pay-In-Kind Securities Risk

•      Market Risk

•      Issuer Risk

•      Management Risk

•      U.S. Government Securities Risk

•      Credit Risk

•      Interest Rate Risk

•      Mortgage-Backed and Other Asset-Backed Securities Risk

•      Active Trading Risk

•      Collateralized Loan Obligation Risk

•      Counterparty Risk

•      Derivatives Risk

•      Forwards and Futures Contracts Risk

•      Inflation-Linked Investments Risk

•      New/Small Fund Risk

•      Options Risk

•      Swaps Risk

The Section 26 Applicants have analyzed the comparability of the Existing Portfolio and the Replacement Portfolio, considering their investment objectives, principal investment strategies, and principal risks. The Section 26 Applicants have determined that the Portfolios are similar or substantially similar for the following reasons:

•	Overall, each Portfolio is a U.S. government securities fund.

•	Each Portfolio’s investment objective is total return comprised of current income and capital appreciation.

•

Each Portfolio primarily invests in U.S. government securities. The Existing Portfolio normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in debt securities issued, guaranteed or otherwise backed by the U.S. government, its agencies, instrumentalities or sponsored corporations, and in derivatives and other instruments that have economic characteristics similar to such securities. The Replacement Portfolio normally invests at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in U.S. government securities, including U.S. Treasury securities or other securities issued, guaranteed or otherwise backed by the U.S. government, its agencies, instrumentalities or government-sponsored enterprises.

•

The types of fixed income instruments in which each Portfolio may invest include bonds (including U.S. Treasuries), notes, mortgage-backed securities, asset-backed securities, and collateralized obligations.

•	Each Portfolio generally invests only in investment-grade fixed income investments under its principal investment strategies.

•	Each Portfolio may invest in fixed income investments of any maturity or duration.

•	Each Portfolio may use derivatives as part of its principal investment strategies.

•	Each Portfolio uses the Bloomberg Barclays Intermediate U.S. Government Bond Index as a performance benchmark.

The Section 26 Applicants acknowledge that there are certain differences between the Existing Portfolio and the Replacement Portfolio. For example, the Existing Portfolio’s principal investment strategies emphasize the use of derivatives more so than the Replacement Portfolio’s principal investment strategies. However, as of September 30, 2020, neither Portfolio had any derivatives exposure. Overall, the Section 26 Applicants believe that the Portfolios’ differences are outweighed by the Portfolios’ similarities. Accordingly, the Applicants submit that this Substitution, when performed in accordance with the conditions of this Application, would be consistent with the protection of investors for the purpose of Section 26(c) of the 1940 Act.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of September 30, 2020 were approximately $444.35 million. The proposed Substitution will involve approximately $3.68 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Invesco V.I. Government Securities Fund	Guardian U.S. Government Securities VIP Fund
Share Class	(Series II)	—
Management Fee	0.48%	0.47%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.20%	0.17%*
Total Annual Operating Expenses	0.93%	0.89%
Fee Waiver / Expense Reimbursement	N/A	(0.19)**
Net Annual Operating Expenses	0.93%	0.70%
Management Fee Breakpoint Schedule	N/A	N/A
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

* Other expenses are based on estimates for the current fiscal year.

** Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2021 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 0.75% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees.

Performance History (as of September 30, 2020)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Invesco V.I. Government Securities Fund
Invesco V.I. Government Securities Fund (Series II)	4.83%	3.93%	2.66%	2.28%
Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	6.98%	5.24%	4.18%	3.64%
Bloomberg Barclays Intermediate U.S. Government Index (reflects no deduction for fees, expenses or taxes)	5.98%	4.04%	2.76%	2.32%
Lipper VUF Intermediate U.S. Government Funds Classification Average (net of fees and expenses)	7.32%	5.00%	3.45%	3.04%
Replacement Portfolio – Guardian U.S. Government Securities VIP Fund
Guardian U.S. Government Securities VIP Fund	N/A	N/A	N/A	N/A
Bloomberg Barclays Intermediate U.S. Government Index (reflects no deduction for fees, expenses or taxes)	5.98%	4.04%	2.76%	2.32%

Substitution No. 32.	Victory INCORE Low Duration Bond VIP Series (Class I) replaced by Guardian Short Duration Bond VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Victory INCORE Low Duration Bond VIP Series (Class I)	Guardian Short Duration Bond VIP Fund

Investment Adviser	Investment Adviser

Victory Capital Management Inc.	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

INCORE Capital Management, a Victory Capital investment franchise, is responsible for day-to-day management of the Fund	N/A

Investment Objective	Investment Objective

The Victory INCORE Low Duration Bond VIP Series (the “Fund”) seeks to provide a high level of current income consistent with preservation of capital.	The Fund seeks to provide a high level of current income consistent with preservation of capital.

Principal Investment Strategies

The Adviser pursues the Fund's investment objective by investing, under normal circumstances, at least 80% of its assets in debt securities. The Fund's debt securities may include without limitation: U.S. government securities, including securities issued by agencies or instrumentalities of the U.S. government; long- and short-term corporate debt obligations; mortgage-backed securities, including collateralized mortgage obligations (CMOs) and commercial mortgage-backed securities (CMBS); asset-backed securities, including collateralized debt obligations (CDOs) and collateralized loan obligations (CLOs); and U.S. dollar-denominated obligations of foreign governments, corporations and banks (i.e., Yankee Bonds).

The Adviser uses bond market sector allocation, comprehensive credit analysis, and yield curve positioning to select securities for the Fund. Under normal market conditions, the average duration of the Fund's portfolio is expected to be between 1 to 3 years and an average maturity between 1 to 3 years. The Fund seeks to maintain a low duration but may lengthen or shorten its duration within that range to reflect changes in the overall composition of the short-term investment-grade debt markets. Duration is a measure of a bond price's sensitivity to a given change in interest rates.

An investment-grade security is one that is rated Baa3 and higher by Moody's Investors Service, Inc. or BBB- and higher by Standard & Poor's Ratings Group or, if unrated, has been determined by the Adviser to be of comparable quality. The Fund may invest up to 20% of its total assets in below investment grade debt securities, commonly known as "high-yield" securities or "junk bonds."

The Adviser regularly reviews the Fund's investments and may sell investments when it believes the securities are no longer attractive due to valuation, changes in the fundamental outlook of the company or other investments are considered more attractive.

Although the Fund will primarily be invested in domestic securities, up to 20% of the Fund's assets may be invested in foreign securities, which may be denominated in foreign currencies.

The Fund may purchase or sell securities on a when-issued, to-be-announced (TBA), delayed delivery or forward commitment basis and may engage in short-term trading of portfolio securities. There is no limitation on the maturity of any specific security the Fund may purchase, and the Fund may sell any security before it matures. The Fund may also utilize dollar roll transactions to obtain market exposure to certain types of securities, particularly mortgage-backed securities.

The Fund may enter into exchange-traded or over-the-counter derivatives transactions of any kind, such as futures contracts (both long and short positions), options on futures, and swap contracts, including, for example, interest rate swaps and credit default swaps. The Fund also may enter into exchange-traded or over-the-counter foreign currency exchange transactions, including currency futures, forward, and option transactions. The Fund may enter into any of these transactions for a variety of purposes, including, but not limited to, hedging various risks such as credit risk, interest rate risk, currency risk, and liquidity risk; taking a net long or short position in certain investments or markets; providing liquidity in the Fund; equitizing cash; minimizing transaction costs; generating income; adjusting the Fund's sensitivity to interest rate risk, currency risk, or other risk; replicating certain direct investments; and asset and sector allocation.

The Adviser will invest in investment companies, including exchange-traded funds (ETFs), for cash management purposes or to seek exposure to a particular asset class.

Principal Investment Strategies

Park Avenue Institutional Advisers LLC, the Fund’s investment adviser (the “Manager”), pursues the Fund's investment objective by investing, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in debt securities. The Fund's debt securities may include without limitation: U.S. government securities, including securities issued by agencies or instrumentalities of the U.S. government; long- and short term corporate debt obligations; mortgage-backed securities, including collateralized mortgage obligations (CMOs) and commercial mortgage-backed securities (CMBS); asset-backed securities, including collateralized debt obligations (CDOs) and collateralized loan obligations (CLOs); and U.S. dollar-denominated obligations of foreign governments, corporations and banks (i.e., Yankee Bonds).

The Manager uses bond market sector allocation, comprehensive credit analysis, and yield curve positioning to select securities for the Fund. Yield curve positioning represents the relationship between the interest rates of bonds having the same credit quality but different maturity dates. Under normal market conditions, the average duration of the Fund's portfolio is expected to be between 1 and 3 years and an average maturity of between 1 and 3 years. Duration is a measure of a bond price's sensitivity to a given change in interest rates. The Fund seeks to maintain a low duration but may lengthen or shorten its duration within that range to reflect changes in the overall composition of the short-term investment grade debt markets. An investment-grade security is one that is rated Baa3 and higher by Moody's Investors Service, Inc. or BBB- and higher by Standard & Poor's Ratings Group or, if unrated, has been determined by the Manager to be of comparable quality. The Fund may invest up to 20% of its total assets in below investment grade debt securities, commonly known as "high-yield" securities or "junk bonds."

Although the Fund will primarily be invested in domestic securities, up to 20% of the Fund's assets may be invested in foreign debt securities, which may be denominated in foreign currencies. The Fund may purchase or sell securities on a when-issued, to-be-announced (TBA), delayed delivery or forward commitment basis and may engage in short-term trading of portfolio securities. There is no limitation on the maturity of any specific security the Fund may purchase, and the Fund may sell any security before it matures. The Fund may also utilize dollar roll transactions to obtain market exposure to certain types of securities, particularly mortgage-backed securities. A mortgage dollar roll transaction involves a sale by a Fund of a mortgage-backed security concurrently with an agreement by the Fund to repurchase a similar security at a later date at an agreed-upon price.

The Fund may enter into exchange-traded or over-the-counter derivatives transactions of any kind, such as futures contracts (both long and short positions), options on futures, and swap contracts, including, for example, interest rate swaps and credit default swaps. The Fund also may enter into exchange-traded or over-the-counter foreign currency exchange transactions, including currency futures, forward, and option transactions. The Fund may enter into any of these transactions for a variety of purposes, including, but not limited to, hedging various risks such as credit risk, interest rate risk, currency risk, and liquidity risk; taking a net long or short position in certain investments or markets; providing liquidity in the Fund; equitizing cash; minimizing transaction costs; generating income; adjusting the Fund's sensitivity to interest rate risk, currency risk, or other risk; replicating certain direct investments; and asset and sector allocation.

The Fund may invest in other investment companies, including exchange-traded funds (ETFs), for cash management purposes or to seek exposure to a particular asset class. The Manager regularly reviews the Fund's investments and may sell investments when it believes the securities are no longer attractive due to valuation, changes in the fundamental outlook of the company or other investments are considered more attractive.

Principal Risks	Principal Risks

•     Debt Securities Risk

•     High-Yield/Junk Bond Risk

•     Mortgage- and Asset-Backed Securities Risk

 •     Mortgage Dollar Rolls Risk

•     When-Issued, TBA and Delayed Delivery Risk

•     Liquidity Risk

•     Foreign Securities Risk

•     Derivatives Risk

 •    Credit Derivatives Risk

•     Portfolio Turnover Risk

•     Investment Company Risk

•     Management Risk

 •     Market Risk

•       Issuer Risk

•      Management Risk

 •      Credit Risk

•      Interest Rate Risk

•      U.S. Government Securities Risk

•      Mortgage-Backed and Other Asset-Backed Securities Risk

•       Collateralized Loan Obligation Risk

•      Active Trading Risk

•      Counterparty Risk

•      Derivatives Risk

•      Foreign Investment and Currency Risk

•      Forwards and Futures Contracts Risk

•      Liquidity and Valuation Risk

•      New/Small Fund Risk

•      Options Risk

•      Other Investment Companies Risk

•      Sovereign Debt Risk

•      Swaps Risk

The Section 26 Applicants have analyzed the comparability of the Existing Portfolio and the Replacement Portfolio, considering their investment objectives, principal investment strategies, and principal risks. The Section 26 Applicants have determined that the Portfolios are similar or substantially similar for the following reasons:

•	Overall, each Portfolio is a fixed income fund.

•	Each Portfolio’s investment objective includes high level of current income consistent with preservation of capital.

•	Each Portfolio invests at least 80% of its assets in debt securities.

•	Each Portfolio may invest in a variety of fixed income instruments. Each Portfolio invests in corporate debt, government securities, securitized investments, and cash equivalents.

•	Each Portfolio may invest up to 20% of its total assets in below investment grade debt securities.

•	Each Portfolio’s average duration is expected to be between 1 and 3 years and its average maturity is expected to be between 1 and 3 years.

•	Each Portfolio may use derivatives and exchange-traded funds (“ETFs”) as part of its principal investment strategies.

The Section 26 Applicants acknowledge that there are certain differences between the Existing Portfolio and the Replacement Portfolio. For example, although each Portfolio primarily invests in domestic securities, up to 20% of the Replacement Portfolio's assets may be invested in foreign securities, which may be denominated in foreign currencies. As of September 30, 2020, the Existing Portfolio invested 9.49% of net assets in foreign securities. Overall, the Section 26 Applicants believe that the Portfolios’ differences are outweighed by the Portfolios’ similarities. Accordingly, the Applicants submit that this Substitution, when performed in accordance with the conditions of this Application, would be consistent with the protection of investors for the purpose of Section 26(c) of the 1940 Act.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of September 30, 2020 were approximately $245.49 million. The proposed Substitution will involve approximately $245.55 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Victory INCORE Low Duration Bond VIP Series	Guardian Short Duration Bond VIP Fund
Share Class	Class I	—
Management Fee	0.45%	0.45%
Distribution and/or Service Fees (12b-1 fees)	N/A	N/A
Other Expenses	0.26%	0.05%**
Total Annual Operating Expenses	0.71%	0.50%
Fee Waiver / Expense Reimbursement	(0.18)%*	(0.00%)
Net Annual Operating Expenses	0.53%	0.50%***
Management Fee Breakpoint Schedule	N/A	0.45% up to $300 million; 0.40% on assets over $300 million
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	N/A	N/A

* Victory Capital Management Inc., the Fund’s investment adviser (“Adviser”), has contractually agreed to waive its management fee and/or reimburse expenses so that the total annual fund operating expenses (excluding certain items such as interest, taxes and brokerage commissions) do not exceed 0.53% through at least April 30, 2021. The Adviser is permitted to recoup advisory fees waived and expenses reimbursed for up to three years after the fiscal year in which the waiver or reimbursement took place, subject to the lesser of any operating expense limits in effect at the time of: (a) the original waiver or expense reimbursement; or (b) recoupment, after giving effect to the recoupment amount. This agreement may only be terminated by the Fund’s Board of Trustees.

**Other expenses are based on estimates for the current fiscal year.

***Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2022 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 0.50% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees.

Performance History (as of September 30, 2020)
	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Victory INCORE Low Duration Bond VIP Series
Victory INCORE Low Duration (Class I)	4.32%	2.80%	2.30%	1.87%
Bloomberg Barclays U.S. Government 1-3 Year Bond Index (reflects no deduction for fees, expenses or taxes)	3.62%	2.66%	1.82%	1.30%
Replacement Portfolio – Guardian Short Duration Bond VIP Fund
Guardian Short Duration Bond VIP Fund	N/A	N/A	N/A	N/A
Bloomberg Barclays U.S. Government 1-3 Year Bond Index (reflects no deduction for fees, expenses or taxes)	3.62%	2.66%	1.82%	1.30%

Substitution No. 33.	BlackRock Global Allocation V.I. Fund (Class III) replaced by Guardian Balanced Allocation VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

BlackRock Global Allocation V.I. Fund (Class III)	Guardian Balanced Allocation VIP Fund

Investment Adviser	Investment Adviser

BlackRock Advisors, LLC	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	Wellington Management Company LLP

Investment Objective	Investment Objective

The investment objective of BlackRock Global Allocation V.I. Fund (the “Fund”) is to seek high total investment return.	The Fund seeks to provide capital appreciation and moderate current income while seeking to manage volatility.

Principal Investment Strategies

The Fund invests in a portfolio of equity, debt and money market securities. Generally, the Fund’s portfolio will include both equity and debt securities. Equity securities include common stock, preferred stock, securities convertible into common stock, rights and warrants or securities or other instruments whose price is linked to the value of common stock. At any given time, however, the Fund may emphasize either debt securities or equity securities. In selecting equity investments, the Fund mainly seeks securities that Fund management believes are undervalued. The Fund may buy debt securities of varying maturities, debt securities paying a fixed or fluctuating rate of interest, and debt securities of any kind, including, by way of example, securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, by foreign governments or international agencies or supranational entities, or by domestic or foreign private issuers, debt securities convertible into equity securities, inflation-indexed bonds, structured notes, credit-linked notes, loan assignments and loan participations. In addition, the Fund may invest up to 35% of its total assets in “junk bonds,” corporate loans and distressed securities. The Fund may also invest in Real Estate Investment Trusts (“REITs”) and securities related to real assets (like real estate- or precious metals-related securities) such as stock, bonds or convertible bonds issued by REITs or companies that mine precious metals.

When choosing investments, Fund management considers various factors, including opportunities for equity or debt investments to increase in value, expected dividends and interest rates. The Fund generally seeks diversification across markets, industries and issuers as one of its strategies to reduce volatility. The Fund has no geographic limits on where it may invest. This flexibility allows Fund management to look for investments in markets around the world, including emerging markets, that it believes will provide the best asset allocation to meet the Fund’s objective. The Fund may invest in the securities of companies of any market capitalization.

Principal Investment Strategies

Wellington Management Company LLP, the Fund’s subadviser (the “Subadviser”), seeks to achieve the Fund’s objective by investing primarily in a diversified portfolio of equity investments and investment grade fixed income and other debt investments. Under normal circumstances, the Subadviser anticipates that approximately 60-70% of the Fund’s assets will be allocated to equity investments and 30-40% of the Fund’s assets will be allocated to fixed income and other debt investments. The Fund’s assets are allocated among these asset classes based on the Subadviser’s assessment of the relative risks and returns of each asset class.

The Fund’s equity strategy seeks to provide long-term total returns by investing primarily in common stocks and other equity securities of U.S. large-capitalization companies and, to a lesser extent, U.S. small-capitalization and mid-capitalization companies, and foreign companies. The Fund may also invest in exchange traded funds (ETFs). The Subadviser will allocate the Fund’s assets in the equity strategy across a variety of industries, selecting companies in each industry based on the research of the Subadviser’s team of global industry analysts. The Fund will typically seek to maintain representation in each major industry represented by broad-based, large-capitalization U.S. equity indices. The Subadviser may invest up to 15% of the Fund’s net assets allocated to the equity strategy in securities of foreign issuers and non-dollar denominated securities.

In analyzing a prospective investment for the Fund’s equity strategy, the Subadviser employs a “bottom-up” approach, using fundamental analysis to identify specific securities for purchase or sale. Fundamental analysis of a company involves the Subadviser’s assessment of a variety of factors, including the company’s business environment, management quality, balance sheet, income statement, anticipated earnings, revenues and dividends, and other related measures or indicators of valuation and growth potential.

Generally, the Fund may invest in the securities of corporate and governmental issuers located anywhere in the world. The Fund may emphasize foreign securities when Fund management expects these investments to outperform U.S. securities. When choosing investment markets, Fund management considers various factors, including economic and political conditions, potential for economic growth and possible changes in currency exchange rates. In addition to investing in foreign securities, the Fund actively manages its exposure to foreign currencies through the use of forward currency contracts and other currency derivatives. The Fund may own foreign cash equivalents or foreign bank deposits as part of the Fund’s investment strategy. The Fund will also invest in non-U.S. currencies. The Fund may underweight or overweight a currency based on the Fund management team’s outlook.

The Fund’s composite Reference Benchmark has at all times since the Fund’s formation included a 40% weighting in non-U.S. securities. The Reference Benchmark is an unmanaged weighted index comprised as follows: 36% of the S&P 500® Index; 24% FTSE World (ex U.S.) Index; 24% ICE BofAML Current 5-Year U.S. Treasury Index; and 16% FTSE Non-U.S. Dollar World Government Bond Index. Throughout its history, the Fund has maintained a weighting in non-U.S. securities, often exceeding the 40% Reference Benchmark weighting and rarely falling below this allocation. Under normal circumstances, the Fund will continue to allocate a substantial amount (approximately 40% or more — unless market conditions are not deemed favorable by BlackRock, in which case the Fund would invest at least 30%) of its total assets in securities of (i) foreign government issuers, (ii) issuers organized or located outside the U.S., (iii) issuers which primarily trade in a market located outside the U.S., or (iv) issuers doing a substantial amount of business outside the U.S., which the Fund considers to be companies that derive at least 50% of their revenue or profits from business outside the U.S. or have at least 50% of their sales or assets outside the U.S. The Fund will allocate its assets among various regions and countries including the United States (but in no less than three different countries). For temporary defensive purposes the Fund may deviate very substantially from the allocation described above.

The Fund may use derivatives, including options, futures, swaps (including, but not limited to, total return swaps that may be referred to as contracts for difference) and forward contracts both to seek to increase the return of the Fund and to hedge (or protect) the value of its assets against adverse movements in currency exchange rates, interest rates and movements in the securities markets.

The Fund’s fixed income strategy seeks to provide long-term total returns by investing primarily in a broad range of high- quality U.S. fixed income securities (typically rated AA- or better by S&P Global (Ratings) (“S&P”) or Aa3 or better by Moody’s Investors Service, Inc. (“Moody’s”) or its equivalent by any other nationally recognized statistical rating organization (“NRSRO”)). The Fund’s fixed income investments primarily include U.S. government and agency securities, mortgage-backed and other asset-backed securities, taxable municipal bonds, and investment-grade U.S. dollar-denominated corporate and sovereign debt securities. The Subadviser will not invest the Fund’s assets in securities rated below investment grade at the time of purchase or securities denominated in foreign currencies. The Subadviser may invest in fixed income-related derivatives, including, but not limited to futures contracts, forward transactions, options and swap agreements.

The Subadviser typically may sell investments when it believes that they no longer offer attractive future returns compared with other investment opportunities or that they present undesirable risks or in an attempt to limit losses on investments that may decline or have declined in value.

The Fund may invest in indexed securities and inverse securities.

The Fund may seek to provide exposure to the investment returns of real assets that trade in the commodity markets through investment in commodity-linked derivative instruments and investment vehicles such as exchange traded funds that invest exclusively in commodities and are designed to provide this exposure without direct investment in physical commodities. The Fund may also gain exposure to commodity markets by investing up to 25% of its total assets in BlackRock Cayman Global Allocation V.I. Fund I, Ltd. (the “Subsidiary”), a wholly owned subsidiary of the Fund formed in the Cayman Islands, which invests primarily in commodity-related instruments. The Subsidiary may also hold cash and invest in other instruments, including fixed income securities, either as investments or to serve as margin or collateral for the Subsidiary’s derivative positions. The Subsidiary (unlike the Fund) may invest without limitation in commodity-related instruments.

Principal Risks	Principal Risks

•          Commodities Related Investments Risk

•          Convertible Securities Risk

•          Corporate Loans Risk

•          Debt Securities Risk

•          Derivatives Risk

•          Distressed Securities Risk

•          Emerging Markets Risk

•          Equity Securities Risk

•          Foreign Securities Risk

•          High Portfolio Turnover Risk

•          Indexed and Inverse Securities Risk

•          Junk Bonds Risk

•          Leverage Risk

•          Market Risk and Selection Risk

•          Mid Cap Securities Risk

•         Mortgage- and Asset-Backed Securities Risks

•          Precious Metal and Related Securities Risk

•          Real Estate-Related Securities Risk

•          REIT Investment Risk

•          Small Cap and Emerging Growth Securities Risk

•          Sovereign Debt Risk

•          Structured Notes Risk

•          Subsidiary Risk

•          Warrants Risk

•          Market Risk

•          Issuer Risk

•          Management Risk

•          Equity Securities Risk

•          Large-Capitalization Company Risk

•          Credit Risk

•          Interest Rate Risk

•          Mortgage-Backed and Other Asset-Backed Securities Risk

•          Municipal Obligations Risk

•          Active Trading Risk

•          Allocation Risk

•          Counterparty Risk

•          Derivatives Risk

•          Foreign Investment and Currency Risk

•          Forwards and Futures Contracts Risk

•          Liquidity and Valuation Risk

•          New/Small Fund Risk

•          Options Risk

•          Other Investment Companies Risk

•          Portfolio Turnover Risk

•          Sovereign Debt Risk

•          Swaps Risk

•          U.S. Government Securities Risk

The Section 26 Applicants have analyzed the comparability of the Existing Portfolio and the Replacement Portfolio, considering their investment objectives, principal investment strategies, and principal risks. The Section 26 Applicants have determined that the Portfolios are similar or substantially similar for the following reasons:

•	Overall, each Portfolio is a balanced allocation fund investing in equity and debt.

•	The Existing Portfolio’s investment objective (high total investment return) is consistent with the Replacement Portfolio’s investment objective (capital appreciation and moderate current income while seeking to manage volatility).

•	Each Portfolio invests a significant percentage of its assets in equities.

•	Each Portfolio focuses its equity investments in common stocks and may invest in other equity securities such as preferred stock, convertible securities, rights, and warrants.

•	Each Portfolio may invest in companies of any size under its principal investment strategies.

•	Each Portfolio may invest in U.S. and foreign companies.

•	Each Portfolio invests a significant percentage of its assets in debt. Each Portfolio may invest in a broad range of debt instruments including U.S. government securities, mortgage-backed securities, asset-backed securities, corporate bonds, notes, money market instruments, and other debt instruments.

•	Each Portfolio may invest in debt instruments of any duration or maturity.

•	Each Portfolio invests in investment-grade debt instruments.

•	Each Portfolio may use derivatives as part of its principal investment strategies, including futures, forwards, options, and swaps.

The Section 26 Applicants acknowledge that there are certain differences between the Existing Portfolio and the Replacement Portfolio. For example, with respect to the Portfolios’ equity investments, the Replacement Portfolio will normally invest approximately 60-70% of its assets in equities, while the Existing Portfolio does not identify a normal allocation to equities as part of its principal investment strategies. As of September 30, 2020, the Existing Portfolio invested 65.37% of net assets in equities. Each Portfolio may invest in companies of any size, although only the Replacement Portfolio primarily invests in large-capitalization companies. As of September 30, 2020, the Existing Portfolio invested 91.16%, 7.89%, and less than 1% of net assets in large-, mid-, and small-capitalization companies, respectively. With respect to the Portfolios’ debt investments, the Replacement Portfolio will normally invest approximately 30-40% of its assets in debt investments, while the Existing Portfolio does not identify a normal allocation to debt as part of its principal investment strategies. As of September 30, 2020, the Existing Portfolio invested 28.77% of net asset in debt investments. Unlike the Replacement Portfolio, the Existing Portfolio has a global focus as part of its principal investment strategies. The Existing Portfolio normally invests at least 40% of total assets in foreign issuers (including issuers located in emerging markets) and invests in issuers from no fewer than three different countries. While the Replacement Portfolio does not emphasize foreign investments, it may invest up to 15% of net assets in foreign equities and may invest in foreign debt denominated in U.S. dollars. The Replacement Portfolio will invest in investment-grade debt instruments. As of September 30, 2020, 74.86% of the Existing Portfolio’s fixed income assets were invested in investment-grade fixed income investments. The Existing Portfolio’s principal investment strategies identify various investments that are not included in the Replacement Portfolio’s principal investment strategies, namely REITs, high-yield fixed income investments, and commodity-related investments. As of September 30, 2020, the Existing Portfolio invested 2.64% of its fixed income assets in REITS, 25.14% in high-yield fixed income investments, and less than 5% of net assets in commodity-related investments. Overall, the Section 26 Applicants believe that the Portfolios’ differences are outweighed by the Portfolios’ similarities. Accordingly, the Applicants submit that this Substitution, when performed in accordance with the conditions of this Application, would be consistent with the protection of investors for the purpose of Section 26(c) of the 1940 Act.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of September 30, 2020 were approximately $7.89 billion. The proposed Substitution will involve approximately $3.28 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	BlackRock Global Allocation V.I. Fund	Guardian Balanced Allocation VIP Fund
Share Class	Class III	—
Management Fee	0.64%	0.48%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.25%	0.15%**
Total Annual Operating Expenses	1.14%	0.88%***
Fee Waiver / Expense Reimbursement	(0.15%)*	N/A
Net Annual Operating Expenses	0.99%	0.88%
Management Fee Breakpoint Schedule	0.65% up to $6 billion; 0.61% over $6 billion up to $8 billion; 0.59% over $8 billion up to $10 billion; 0.57% over $10 billion up to $15 billion; 0.55% over $15 billion	N/A
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

* As described in the “Management of the Funds” section of the Fund’s prospectus, BlackRock Advisors, LLC (“BlackRock”) has contractually agreed to waive the management fee with respect to any portion of the Fund’s assets estimated to be attributable to investments in other equity and fixed-income mutual funds and exchange-traded funds managed by BlackRock or its affiliates that have a contractual management fee, through April 30, 2021. In addition, BlackRock has contractually agreed to waive its management fees by the amount of investment advisory fees the Fund pays to BlackRock indirectly through its investment in money market funds managed by BlackRock or its affiliates, through April 30, 2021. The contractual agreements may be terminated upon 90 days’ notice by a majority of the non-interested directors of BlackRock Variable Series Funds, Inc. (the “Company”) or by a vote of a majority of the outstanding voting securities of the Fund.

As described in the “Management of the Funds” section of the Fund’s prospectus, BlackRock has contractually agreed to waive and/or reimburse fees or expenses in order to limit Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements (excluding Dividend Expense, Interest Expense, Acquired Fund Fees and Expenses and certain other Fund expenses) to 1.50% (for Class III Shares) of average daily net assets through April 30, 2021. BlackRock has also contractually agreed to reimburse fees in order to limit certain operational and recordkeeping fees to 0.07% (for Class III Shares) of average daily net assets through April 30, 2021. Each of these contractual agreements may be terminated upon 90 days’ notice by a majority of the non-interested directors of the Company or by a vote of a majority of the outstanding voting securities of the Fund.

**Other expenses are based on estimates for the current fiscal year.

*** Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2022 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 0.89% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager may be entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

Performance History (as of September 30, 2020)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – BlackRock Global Allocation V.I. Fund
BlackRock Global Allocation V.I. Fund (Class III)	14.39%	6.38%	7.36%	6.02%
FTSE World Index (reflects no deduction for fees, expenses or taxes)	10.41%	7.71%	10.88%	9.35%
Standard & Poor’s 500® Index (reflects no deduction for fees, expenses or taxes)	15.15%	12.28%	14.15%	13.74%
FTSE World (ex U.S.) Index (reflects no deduction for fees, expenses or taxes)	1.48%	1.17%	6.29%	4.57%
ICE BofAML Current 5-Year U.S. Treasury Index (reflects no deduction for fees, expenses or taxes)	7.19%	4.66%	2.89%	2.62%
FTSE Non-U.S. Dollar World Government Bond Index (reflects no deduction for fees, expenses or taxes)	5.60%	3.54%	3.89%	1.26%
Reference Benchmark is an unmanaged weighted index compromised as: 36% of the S&P 500® Index, 24% FTSE World (ex U.S.) Index; 24% ICE BofAML Current 5-Year U.S. Treasury Index; and 16% FTSE Non-U.S. Dollar World Government Bond Index (reflects no deduction for fees, expenses or taxes)	9.05%	6.74%	8.18%	7.07%
Replacement Portfolio – Guardian Balanced Allocation VIP Fund
Guardian Balanced Allocation VIP Fund	N/A	N/A	N/A	N/A
65% S&P 500® Index & 35% Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	10.45%	8.13%	7.94%	6.92%

Substitution No. 34.     Value Line Strategic Asset Management Trust replaced by Guardian Balanced Allocation VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Value Line Strategic Asset Management Trust	Guardian Balanced Allocation VIP Fund

Investment Adviser	Investment Adviser

EULAV Asset Management LLC	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	Wellington Management Company LLP

Investment Objective	Investment Objective

The Fund’s investment objective is to achieve a high total investment return consistent with reasonable risk.	The Fund seeks to provide capital appreciation and moderate current income while seeking to manage volatility.

Principal Investment Strategies

To achieve the Fund’s investment objective, EULAV Asset Management (the “Adviser”) invests in a broad range of common stocks, bonds and money market instruments. The Adviser attempts to achieve the Fund’s investment objective by following an asset allocation strategy based upon Value Line, Inc.’s proprietary stock market model and other factors that enables the Adviser to periodically shift the assets of the Fund among three types of securities: (a) common stocks, (b) debt securities with maturities of more than one year that are principally rated investment grade (i.e., within the four highest categories of a nationally recognized statistical rating organization) and (c) money market instruments (debt securities with maturities of less than one year). On occasion, the Fund may invest in debt securities rated below BBB which may have certain speculative characteristics and in debt securities issued or guaranteed by the U.S. government, its agencies and instrumentalities, including mortgage-backed securities issued by government sponsored enterprises as well as fixed income securities of non-U.S. companies issuing dollar-denominated debt. There are no limits on the percentage of the Fund’s assets that can be invested in common stocks, debt or money market securities and there are no set limitations on the sector weightings of the Fund’s investments.

The Fund is actively managed by the Adviser. During the investment selection process, the Adviser performs fundamental and quantitative analysis on each company and the Adviser utilizes the rankings of companies by the Value Line Timeliness™ Ranking System or the Value Line Performance™ Ranking System (the “Ranking Systems”) to assist in selecting equity securities for purchase or sale. The Ranking Systems are proprietary quantitative systems that compare an estimate of the probable market performance of each stock within a universe during the next six to twelve months to that of all stocks within that universe and ranks stocks on a scale of 1 (highest) to 5 (lowest). The universe consists of approximately 1,700 stocks of large-, mid- and small-market capitalization companies for the Value Line Timeliness Ranking System and approximately 2,900 stocks of smaller and mid-sized capitalization companies for the Value Line Performance Ranking System. There are no set limitations of investments in any category or according to a company’s size. While the Adviser utilizes the rankings of companies by the Ranking Systems in selecting stocks for the Fund, it has broad discretion in managing the Fund’s portfolio, including whether and which ranked stocks to include within the Fund’s portfolio, whether and when to buy or sell stocks based upon changes in their rankings, and the frequency and timing of rebalancing the Fund’s portfolio. The Adviser will determine the percentage of the Fund’s assets invested in each stock based on the stock’s relative attractiveness taking into account the potential risk and reward of each investment.

Principal Investment Strategies

Wellington Management Company LLP, the Fund’s subadviser (the “Subadviser”), seeks to achieve the Fund’s objective by investing primarily in a diversified portfolio of equity investments and investment grade fixed income and other debt investments. Under normal circumstances, the Subadviser anticipates that approximately 60-70% of the Fund’s assets will be allocated to equity investments and 30-40% of the Fund’s assets will be allocated to fixed income and other debt investments. The Fund’s assets are allocated among these asset classes based on the Subadviser’s assessment of the relative risks and returns of each asset class.

The Fund’s equity strategy seeks to provide long-term total returns by investing primarily in common stocks and other equity securities of U.S. large-capitalization companies and, to a lesser extent, U.S. small-capitalization and mid-capitalization companies, and foreign companies. The Fund may also invest in exchange traded funds (ETFs). The Subadviser will allocate the Fund’s assets in the equity strategy across a variety of industries, selecting companies in each industry based on the research of the Subadviser’s team of global industry analysts. The Fund will typically seek to maintain representation in each major industry represented by broad-based, large-capitalization U.S. equity indices. The Subadviser may invest up to 15% of the Fund’s net assets allocated to the equity strategy in securities of foreign issuers and non-dollar denominated securities.

In analyzing a prospective investment for the Fund’s equity strategy, the Subadviser employs a “bottom-up” approach, using fundamental analysis to identify specific securities for purchase or sale. Fundamental analysis of a company involves the Subadviser’s assessment of a variety of factors, including the company’s business environment, management quality, balance sheet, income statement, anticipated earnings, revenues and dividends, and other related measures or indicators of valuation and growth potential.

The Fund’s fixed income strategy seeks to provide long-term total returns by investing primarily in a broad range of high- quality U.S. fixed income securities (typically rated AA - or better by S&P Global (Ratings) (“S&P”) or Aa3 or better by Moody’s Investors Service, Inc. (“Moody’s”) or its equivalent by any other nationally recognized statistical rating organization (“NRSRO”)). The Fund’s fixed income investments primarily include U.S. government and agency securities, mortgage-backed and other asset-backed securities, taxable municipal bonds, and investment-grade U.S. dollar-denominated corporate and sovereign debt securities. The Subadviser will not invest the Fund’s assets in securities rated below investment grade at the time of purchase or securities denominated in foreign currencies. The Subadviser may invest in fixed income-related derivatives, including, but not limited to futures contracts, forward transactions, options and swap agreements.

The Subadviser typically may sell investments when it believes that they no longer offer attractive future returns com- pared with other investment opportunities or that they present undesirable risks or in an attempt to limit losses on investments that may decline or have declined in value.

Principal Risks	Principal Risks

•  Market Risk

•  Equity Securities Risk

 •  Sector Allocation Risk

•  Interest Rate and Reinvestment Risk

•  Credit Risk

•  Below Investment Grade Credit Risk

•  Mortgage-Backed/Asset-Backed Securities

•  Ranking System Risk

•  Inflation Risk

•  Asset Allocation Risk

•  Government Securities

•  Prepayment and Extension Risk

•  Active Management Risk

•  Public Health Emergencies

•  Cybersecurity Risk

 •  Market Risk

•  Issuer Risk

•  Management Risk

•  Equity Securities Risk

•  Large-Capitalization Company Risk

•  Credit Risk

•   Interest Rate Risk

•  Mortgage-Backed and Other Asset-Backed
        Securities Risk

•       Municipal Obligations Risk

•  Active Trading Risk

•       Allocation Risk

•       Counterparty Risk

•       Derivatives Risk

•  Foreign Investment and Currency Risk

•      Forwards and Futures Contracts Risk

•  Liquidity and Valuation Risk

•  New/Small Fund Risk

•  Options Risk

•      Other Investment Companies Risk

•       Portfolio Turnover Risk

•       Sovereign Debt Risk

•       Swaps Risk

•      U.S. Government Securities Risk

The Section 26 Applicants have analyzed the comparability of the Existing Portfolio and the Replacement Portfolio, considering their investment objectives, principal investment strategies, and principal risks. The Section 26 Applicants have determined that the Portfolios are similar or substantially similar for the following reasons:

●	Overall, each Portfolio is a balanced allocation fund investing in equity and debt.

●	The Existing Portfolio’s investment objective (high total investment return consistent with reasonable risk) is consistent with the Replacement Portfolio’s investment objective (capital appreciation and moderate current income while seeking to manage volatility).

●	Each Portfolio invests a significant percentage of its assets in equities.

●	Each Portfolio focuses its equity investments in common stocks.

●	Each Portfolio may invest in companies of any size under its principal investment strategies.

●	Each Portfolio invests in U.S. companies. The Replacement Portfolio may also invest to a lesser extent in foreign companies under its principal investment strategies.

●	Each Portfolio invests a significant percentage of its assets in debt.

○	Each Portfolio may invest in a broad range of debt instruments including U.S. government securities, mortgage-backed securities, asset-backed securities, corporate bonds, notes, money market instruments, and other debt instruments. Each Portfolio may invest in debt instruments of any duration or maturity.

○	Each Portfolio focuses on investments in investment-grade debt instruments.

○	Each Portfolio focuses on investments in U.S. issuers, but may invest in dollar-denominated debt of foreign issuers.

The Section 26 Applicants acknowledge that there are certain differences between the Existing Portfolio and the Replacement Portfolio. For example, with respect to the Portfolios’ equity investments, the Replacement Portfolio will normally invest approximately 60-70% of its assets in equities, while the Existing Portfolio does not identify a normal allocation to equities as part of its principal investment strategies. As of September 30, 2020, the Existing Portfolio invested 75.24% of net assets in equities. Each Portfolio may invest in companies of any size, although only the Replacement Portfolio primarily invests in large-capitalization companies. As of September 30, 2020, the Existing Portfolio invested 69.69%, 30.32%, and 0.00% of net assets in large-, mid-, and small-capitalization companies, respectively. With respect to the Portfolios’ debt investments, the Replacement Portfolio will normally invest approximately 30-40% of its assets in debt investments, while the Existing Portfolio does not identify a normal allocation to debt as part of its principal investment strategies. As of September 30, 2020, the Existing Portfolio invested 21.05% of net asset in debt investments. Unlike the Replacement Portfolio, the Existing Portfolio may invest on occasion in high-yield fixed income investments as part of its principal investment strategies. As of September 30, 2020, 3.40% of the Existing Portfolio’s fixed income assets were invested in high-yield fixed income investments. However, like the Replacement Portfolio, the Existing Portfolio focuses on investment-grade fixed income investments. The Existing Portfolio invested 96.60% of its fixed income assets in investment-grade fixed income investments as of September 30, 2020. Overall, the Section 26 Applicants believe that the Portfolios’ differences are outweighed by the Portfolios’ similarities. Accordingly, the Applicants submit that this Substitution, when performed in accordance with the conditions of this Application, would be consistent with the protection of investors for the purpose of Section 26(c) of the 1940 Act.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of September 30, 2020 were approximately $256.74 million. The proposed Substitution will involve approximately $255.73 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Value Line Strategic Asset Management Trust	Guardian Balanced Allocation VIP Fund
Share Class	—	—
Management Fee	0.48%	0.48%
Distribution and/or Service Fees (12b-1 fees)	0.40%	0.25%
Other Expenses	0.13%	0.15%*
Total Annual Operating Expenses	1.01%	0.88%
Fee Waiver / Expense Reimbursement	(0.13%)**	N/A
Net Annual Operating Expenses	0.88%	0.88%***
Management Fee Breakpoint Schedule	N/A	N/A
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.40%	0.25%

* Other expenses are based on estimates for the current fiscal year.

** EULAV Securities LLC (the “Distributor”) has contractually agreed to waive a portion of the Fund’s 12b-1 fee in an amount equal to 0.13% of the Fund’s average daily net assets through June 30, 2021. There is no assurance that the Distributor will extend the fee waiver beyond June 30, 2021. The waiver cannot be terminated before June 30, 2021 without the approval of the Board of Trustees of Value Line Funds Variable Trust.

*** Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2022 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 0.89% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager may be entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

Performance History (as of September 30, 2020)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Value Line Strategic Asset Management Trust
Value Line Strategic Asset Management Trust	15.25%	13.94%	12.68%	11.70%
Standard & Poor’s 500® Index (reflects no deduction for fees, expenses or taxes)	15.15%	12.26%	14.15%	13.74%
60/40 Standard & Poor’s 500 Index/Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	13.18%	10.06%	10.48%	9.95%
Replacement Portfolio – Guardian Balanced Allocation VIP Fund
Guardian Balanced Allocation VIP Fund	N/A	N/A	N/A	N/A
65% Standard & Poor’s 500® Index &35% Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	10.45%	8.13%	7.94%	6.92%

Substitution No. 35.	PIMCO Balanced Allocation Portfolio (Advisor Class) replaced by Guardian Balanced Allocation VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

PIMCO Balanced Allocation Portfolio (Advisor Class)	Guardian Balanced Allocation VIP Fund

Investment Adviser	Investment Adviser

Pacific Investment Management Company	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	Wellington Management Company LLP

Investment Objective	Investment Objective

The Portfolio seeks total return which exceeds that of its benchmark.	The Fund seeks to provide capital appreciation and moderate current income while seeking to manage volatility.

Principal Investment Strategies

The Portfolio seeks to achieve its investment objective by investing, under normal circumstances, in equity derivatives and other equity-related investments that provide equity-related exposure equivalent to 50-70% of its net assets (such portion of the Portfolio’s Portfolio, the “Equity Sleeve”) and the remainder of its net assets in a diversified portfolio of Fixed Income Instruments (such portion of the Portfolio’s Portfolio, the “Fixed Income Sleeve”). “Fixed Income Instruments” include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. The average portfolio duration of the Portfolio’s Fixed Income Sleeve normally varies within 1 year (plus or minus) of the portfolio duration of the securities comprising the Bloomberg Barclays U.S. Aggregate Index, as calculated by PIMCO, which as of February 29, 2020 was 5.66 years. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates.

The Equity Sleeve seeks to provide returns that are correlated to the returns of the S&P 500 Index and MSCI Europe Australasia Far East (“EAFE”) Net Dividend Index (USD Unhedged) in proportion to their relative weights in the Portfolio’s benchmark. Within the Equity Sleeve, the Portfolio will invest under normal circumstances in S&P 500 Index derivatives and MSCI EAFE Net Dividend Index (USD Unhedged) derivatives, backed by a portfolio of short-term Fixed Income Instruments. Within the Equity Sleeve, the Portfolio will normally use equity derivatives instead of stocks to attempt to achieve the Portfolio’s investment objective. However, the Portfolio may invest some or all of the net assets attributable to the Equity Sleeve in stocks. The value of equity derivatives should closely track changes in the value of underlying securities or indices. However, derivatives may be purchased with a small fraction of the assets that would be needed to purchase the equity securities directly, so that the remainder of the assets attributable to the Equity Sleeve may be invested in short-term Fixed Income Instruments.

The Fixed Income Sleeve seeks to provide returns that equal or exceed the returns of the Bloomberg Barclays U.S. Aggregate Index. Within the Fixed Income Sleeve, the Portfolio invests primarily in investment grade debt securities, but may invest up to 10% of its total assets in high yield securities (“junk bonds”), as rated by Moody’s Investors Service, Inc. (“Moody’s”), Standard & Poor’s Ratings Services (“S&P”) or Fitch, Inc. (“Fitch”), or, if unrated, as determined by PIMCO. In the event that ratings services assign different ratings to the same security, PIMCO will use the highest rating as the credit rating for that security. Within the Fixed Income Sleeve, the Portfolio may invest up to 15% of its total assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers. Within the Fixed Income Sleeve, the Portfolio will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to 5% of its total assets. Within the Fixed Income Sleeve, the Portfolio may invest up to 5% of its total assets in securities and instruments that are economically tied to emerging market countries. The Portfolio also may invest in affiliated and unaffiliated exchange-traded funds and mutual funds. The Portfolio may invest, without limitation, in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities, subject to applicable law and any other restrictions described in the Portfolio’s prospectus or Statement of Additional Information. Within the Fixed Income Sleeve, the Portfolio may invest up to 10% of its total assets in preferred securities. The Portfolio may purchase or sell securities on a when-issued, delayed delivery or forward commitment basis and may engage in short sales.

Principal Investment Strategies

Wellington Management Company LLP, the Fund’s subadviser (the “Subadviser”), seeks to achieve the Fund’s objective by investing primarily in a diversified portfolio of equity investments and investment grade fixed income and other debt investments. Under normal circumstances, the Subadviser anticipates that approximately 60-70% of the Fund’s assets will be allocated to equity investments and 30-40% of the Fund’s assets will be allocated to fixed income and other debt investments. The Fund’s assets are allocated among these asset classes based on the Subadviser’s assessment of the relative risks and returns of each asset class.

The Fund’s equity strategy seeks to provide long-term total returns by investing primarily in common stocks and other equity securities of U.S. large-capitalization companies and, to a lesser extent, U.S. small-capitalization and mid-capitalization companies, and foreign companies. The Fund may also invest in exchange traded funds (ETFs). The Subadviser will allocate the Fund’s assets in the equity strategy across a variety of industries, selecting companies in each industry based on the research of the Subadviser’s team of global industry analysts. The Fund will typically seek to maintain representation in each major industry represented by broad-based, large-capitalization U.S. equity indices. The Subadviser may invest up to 15% of the Fund’s net assets allocated to the equity strategy in securities of foreign issuers and non-dollar denominated securities.

In analyzing a prospective investment for the Fund’s equity strategy, the Subadviser employs a “bottom-up” approach, using fundamental analysis to identify specific securities for purchase or sale. Fundamental analysis of a company involves the Subadviser’s assessment of a variety of factors, including the company’s business environment, management quality, balance sheet, income statement, anticipated earnings, revenues and dividends, and other related measures or indicators of valuation and growth potential.

The Fund’s fixed income strategy seeks to provide long-term total returns by investing primarily in a broad range of high-quality U.S. fixed income securities (typically rated AA- or better by S&P Global (Ratings) (“S&P”) or Aa3 or better by Moody’s Investors Service, Inc. (“Moody’s”) or its equivalent by any other nationally recognized statistical rating organization (“NRSRO”). The Fund’s fixed income investments primarily include U.S. government and agency securities, mortgage-backed and other asset-backed securities, taxable municipal bonds, and investment-grade U.S. dollar-denominated corporate and sovereign debt securities. The Subadviser will not invest the Fund’s assets in securities rated below investment grade at the time of purchase or securities denominated in foreign currencies. The Subadviser may invest in fixed income-related derivatives, including, but not limited to futures contracts, forward transactions, options and swap agreements.

The Subadviser typically may sell investments when it believes that they no longer offer attractive future returns compared with other investment opportunities or that they present undesirable risks or in an attempt to limit losses on investments that may decline or have declined in value.

Principal Risks	Principal Risks

•  Small Portfolio Risk

•  Allocation Risk

•  Equity Risk

•  Interest Rate Risk

•  Call Risk

•  Credit Risk

•   High Yield Risk

•  Market Risk

•  Issuer Risk

•   Liquidity Risk

•   Derivatives Risk

•  Mortgage-Related and Other Asset-Backed Securities Risk

•      Foreign (Non-U.S.) Investment Risk

•   Emerging Markets Risk

•   Sovereign Debt Risk

•   Currency Risk

•  Leveraging Risk

•  Management Risk

•  Short Exposure Risk

•  Convertible Securities Risk

 •  Market Risk

•  Issuer Risk

•  Management Risk

•  Equity Securities Risk

•  Large-Capitalization Company Risk

•  Credit Risk

•  Interest Rate Risk

•  Mortgage-Backed and Other Asset-Backed
        Securities Risk

•      Municipal Obligations Risk

•  Active Trading Risk

•      Allocation Risk

•      Counterparty Risk

•      Derivatives Risk

•  Foreign Investment and Currency Risk

•      Forwards and Futures Contracts Risk

•  Liquidity and Valuation Risk

•  New/Small Fund Risk

•  Options Risk

•      Other Investment Companies Risk

•      Portfolio Turnover Risk

•      Sovereign Debt Risk

•      Swaps Risk

•      U.S. Government Securities Risk

Section 26 Applicants have analyzed the comparability of the Existing Portfolio and the Replacement Portfolio, considering their investment objectives, principal investment strategies, and principal risks. The Section 26 Applicants have determined that the Portfolios are similar or substantially similar for the following reasons:

●	Overall, each Portfolio is a balanced fund.

●	The Existing Portfolio’s investment objective (total return which exceeds that of its benchmark) is consistent with the Replacement Portfolio’s investment objective (capital appreciation and moderate current income while seeking to manage volatility).

●	Each Portfolio invests a significant percentage of its assets in equities (approximately 50-70% of the Existing Portfolio’s assets, and approximately 60-70% of the Replacement Portfolio’s assets).

●	Each Portfolio invests a significant percentage of its assets in fixed income securities (the remainder of the Existing Portfolio’s assets and approximately 30-40% of the Replacement Portfolio’s assets).

●	The Existing Portfolio may invest, without limitation, in derivative instruments, such as options, futures contracts or swap agreements. Similarly, the Replacement Portfolio may invest in fixed income-related derivatives, including, but not limited to futures contracts, forward transactions, options and swap agreements.

The Section 26 Applicants acknowledge that there are certain differences between the Existing Portfolio and the Replacement Portfolio. For example, the Existing Portfolio’s principal investment strategies emphasize the use of derivatives more so than the Replacement Portfolio’s principal investment strategies. While the Replacement Portfolio will normally invest the equity portion of its portfolio in common stocks and other equity securities, the Existing Portfolio will normally use equity derivatives instead of stocks to attempt to achieve the Portfolio’s investment objective. The Existing Portfolio allocates the remainder of its assets to fixed income investments, while the Replacement Portfolio allocates 30-40% of its assets to fixed income investments. As of September 30, 2020, the Existing Portfolio invested 37.19% of net assets in fixed income investments. The Existing Portfolio invests the fixed income portion of its portfolio primarily in investment grade debt securities, but may invest up to 10% of its total assets in high yield securities, while the Replacement Portfolio invests the fixed income portion of its portfolio primarily in securities rated AA- or better by S&P Global (Ratings) or Aa3 or better by Moody’s Investors Service, Inc. Overall, the Section 26 Applicants believe that the Portfolios’ differences are outweighed by the Portfolios’ similarities. Accordingly, the Applicants submit that this Substitution, when performed in accordance with the conditions of this Application, would be consistent with the protection of investors for the purpose of Section 26(c) of the 1940 Act.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of September 30, 2020 were approximately $87.32 million. The proposed Substitution will involve approximately $1.20 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	PIMCO Balanced Allocation Portfolio	Guardian Balanced Allocation VIP Fund
Share Class	Advisor Class	—
Management Fee	0.71%±	0.48%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.07%*	0.15%***
Acquired Fund Fees and Expenses	0.06%	N/A
Total Annual Operating Expenses	1.09%	0.88%****
Fee Waiver / Expense Reimbursement	(0.02%)**	N/A
Net Annual Operating Expenses	1.07%	0.88%
Management Fee Breakpoint Schedule	N/A	N/A
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

±The Portfolio pays for the advisory and supervisory and administrative services it requires under what is essentially an all-in fee structure. The Management Fee shown in the table reflects both an advisory fee and a supervisory and administrative fee. For the fiscal year ended December 31, 2019, the Portfolio paid aggregate Management Fees to PIMCO at the annual rate of 0.71% (stated as a percentage of the average daily net assets of the Portfolio). The Portfolio pays PIMCO fees in return for providing investment advisory services. For the fiscal year ended December 31, 2019, the Portfolio paid monthly advisory fees to PIMCO at the annual rate of 0.66% (stated as a percentage of the average daily net assets of the Portfolio).

* “Other Expenses” and Acquired Fund Fees and Expenses include interest expense of the Portfolio and of the series of PIMCO Funds, PIMCO Equity Series and PIMCO ETF Trust in which the Portfolio invests of 0.07% and 0.04%, respectively. Interest expense is borne by the Portfolio and the series of PIMCO Funds, PIMCO Equity Series and PIMCO ETF Trust in which the Portfolio invests separately from the management fees paid to PIMCO. Excluding interest expense of the Portfolio and of the series of PIMCO Funds, PIMCO Equity Series and PIMCO ETF Trust in which the Portfolio invests, Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement are 0.96% for Advisor Class shares.

**Pacific Investment Management Company LLC (“PIMCO”) has contractually agreed, through May 1, 2021, to waive, first, the advisory fee and, second, to the extent necessary, the supervisory and administrative fee it receives from the Portfolio in an amount equal to the expenses attributable to the Management Fees of series of PIMCO Funds, PIMCO Equity Series and PIMCO ETF Trust indirectly incurred by the Portfolio in connection with its investments in series of PIMCO Funds, PIMCO Equity Series and PIMCO ETF Trust, to the extent the Portfolio’s advisory fee or advisory fee and supervisory and administrative fee, taken together, are greater than or equal to the Management Fees of the series of PIMCO Funds, PIMCO Equity Series and PIMCO ETF Trust in which the Portfolio invests. This waiver will automatically renew for one-year terms unless PIMCO provides written notice to the Trust at least 30 days prior to the end of the then current term.

*** Other expenses are based on estimates for the current fiscal year.

****Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2022 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 0.89% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees.

Performance History (as of September 30, 2020)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – PIMCO Balanced Allocation Portfolio
PIMCO Balanced Allocation Portfolio (Advisor Class)	7.47%	5.85%	7.15%	N/A
35% S&P 500® Index/25% MSCI EAFE Index/ 40% Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deductions for fees, expenses or taxes)	8.73%	6.86%	8.17%	7.62%

Replacement Portfolio – Guardian Balanced Allocation VIP Fund
Guardian Balanced Allocation VIP Fund	N/A	N/A	N/A	N/A
65% S&P 500® Index & 35% Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	10.45%	8.13%	7.94%	6.92%

D.	Contract-Level Information

The Section 26 Applicants are seeking an order pursuant to Section 26(c) of the 1940 Act approving the substitution of shares of the Existing Portfolios held by the Separate Accounts with shares of the corresponding Replacement Portfolios. Provided below is contract-level information related to the number of investment options and investment styles under the Contracts before and after the proposed Substitutions. The following table lists the total number of underlying registered open-end management investment companies, as well as the number of equity, fixed income, balanced allocation, and money market funds, available under each Contract before and after the Substitutions proposed in this Application. The table also lists the number of Morningstar investment categories associated with each Contract’s underlying registered open-end management investment companies before and after the Substitutions proposed in this Application.

TABLE IV.D.1.

1933 Act File No.	Contract Id. No.	Total No. of Funds Before / After Sub.	No. of Equity Funds Before / After Sub.	No. of Fixed Income Funds Before / After Sub.	No. of Balanced Allocation Funds Before / After Sub.	No. of Money Market Funds Before / After Sub.	Estimated No. of Morningstar Categories Before / After Sub.
002-74906	C000023889	37/33	29/25	4/4	3/3	1/1	20/19

002-97765	C000023890	6/6	3/3	1/1	1/1	1/1	6/6

033-25153	C000023897	6/6	3/3	1/1	1/1	1/1	6/6

033-31755	C000023900	37/36	29/28	4/4	3/3	1/1	19/19

033-35696	C000023901	37/36	29/28	4/4	3/3	1/1	19/19

333-21975	C000023902	39/38	30/29	5/5	3/3	1/1	19/19

333-38292	C000023935	37/34	27/24	7/7	2/2	1/1	18/18

333-119629	C000023934	41/37	30/26	7/7	3/3	1/1	21/20

033-83412	C000023951	34/34	26/26	4/4	3/3	1/1	17/17

333-32101	C000023952	34/34	26/26	4/4	3/3	1/1	17/17

333-43682	C000023953	34/31	27/24	3/3	3/3	1/1	18/18

333-35350	C000023956	34/34	27/27	3/3	3/3	1/1	18/18

333-35681	C000023954	34/34	26/26	4/4	3/3	1/1	17/17

333-92475	C000023955	34/34	27/27	3/3	3/3	1/1	18/18

333-126483	C000023957	34/34	27/27	3/3	3/3	1/1	18/18

333-148736	C000061981	34/34	27/27	3/3	3/3	1/1	18/18

333-188304	C000129050	34/31	27/24	4/4	2/2	1/1	19/19

333-151073	C000066469	59/55	37/33	11/11	10/10	1/1	28/28

333-222952	C000200090	34/31	27/24	4/4	2/2	1/1	19/19

333-87468	C000024017	34/32	23/21	7/7	3/3	1/1	21/20

333-109483	C000023936	34/32	23/21	7/7	3/3	1/1	21/20

333-153839	C000072167	45/40	29/25	11/11	4/3	1/1	30/26

333-153840	C000072168	45/40	29/25	11/11	4/3	1/1	30/26

333-179997	C000114265	39/35	27/23	9/9	2/2	1/1	23/21

333-187762	C000127699	50/47	34/31	8/8	7/7	1/1	32/32

333-193627	C000139698	50/47	34/31	8/8	7/7	1/1	32/32

333-187762	C000127700	43/39	30/26	8/8	4/4	1/1	29/28

The following table shows each Separate Account, its corresponding Contracts, and the Existing Portfolios proposed to be substituted that currently serve as investment allocation options under the Contracts.

TABLE IV.D.2

Separate Account	Contract Name(s)	Existing Portfolios
The Guardian Separate Account A	• Value Guard II Individual and Group Deferred Variable Annuity

•      AB VPS Growth and Income Portfolio (Class B)

•      AB VPS Large Cap Growth Portfolio (Class B)

•      Davis Value Portfolio

•      Invesco V.I. Government Securities Fund (Series II)

•      Value Line Centurion Fund, Inc.

•      Value Line Strategic Asset Management Trust

•      Victory RS Large Cap Alpha VIP Series (Class I)

•      Victory INCORE Investment Quality Bond VIP Series (Class I)

•      Victory INCORE Low Duration Bond VIP Series (Class I)

The Guardian Separate Account B	• Value Plus (Single Premium Variable Life)	• Value Line Centurion Fund, Inc. • Value Line Strategic Asset Management Trust • Victory RS Large Cap Alpha VIP Series (Class I) • Victory INCORE Investment Quality Bond VIP Series (Class I)
The Guardian Separate Account C	• Select Guard (Annual Premium VLI)	• Value Line Centurion Fund, Inc. • Value Line Strategic Asset Management Trust • Victory RS Large Cap Alpha VIP Series (Class I) • Victory INCORE Investment Quality Bond VIP Series (Class I)

The Guardian Separate Account D	• The Guardian Investor Individual Variable Annuity • The Guardian Investor Group Variable Annuity

•      AB VPS Growth and Income Portfolio (Class B)

•      AB VPS Large Cap Growth Portfolio

•      Davis Value Portfolio (Class B)

•      Invesco V.I. Government Securities Fund (Series II)

•      Value Line Centurion Fund, Inc.

•      Value Line Strategic Asset Management Trust

•      Victory RS Large Cap Alpha VIP Series (Class I)

•      Victory INCORE Investment Quality Bond VIP Series (Class I)

•      Victory INCORE Low Duration Bond VIP Series (Class I)

The Guardian Separate Account E	• The Guardian Investor Retirement Asset Manager Variable Annuity

•      AB VPS Growth and Income Portfolio (Class B)

•      AB VPS Large Cap Growth Portfolio (Class B)

•      Invesco V.I. Government Securities Fund (Series II)

•      Jennison Portfolio (Class II)

•      Value Line Centurion Fund, Inc.

•      Value Line Strategic Asset Management Trust

•      Victory RS Large Cap Alpha VIP Series (Class I)

•      Davis Value Portfolio

•      Victory INCORE Investment Quality Bond VIP Series (Class I)

•      Victory INCORE Low Duration Bond VIP Series (Class I)

The Guardian Separate Account F	• The Guardian C+C Variable Annuity

•      AB VPS Growth and Income Portfolio (Class B)

•      AB VPS Large Cap Growth Portfolio (Class B)

•       Fidelity VIP Equity-Income Portfolio (Service Class 2)

•      Fidelity VIP Mid Cap Portfolio (Service Class 2)

•      Invesco V.I. Government Securities Fund (Series II)

•      Janus Henderson Flexible Bond Portfolio (Service Shares)

•       Janus Henderson Forty Portfolio (Service Shares)

•       Jennison Portfolio (Class II)

•       MFS® Growth Series (Service Class)

•       MFS® Income Portfolio (Service Class)

•       MFS® New Discovery Series (Service Class)

•      Value Line Centurion Fund, Inc.

•      Value Line Strategic Asset Management Trust

•      Victory RS Large Cap Alpha VIP Series (Class I)

•      Victory INCORE Investment Quality Bond VIP Series (Class I)

•      Victory INCORE Low Duration Bond VIP Series (Class I)

• The Guardian CxC Variable Annuity

•     AB VPS Growth and Income Portfolio (Class B)

•     AB VPS Large Cap Growth Portfolio (Class B)

•     Alger Capital Appreciation Portfolio (Class S)

•     Davis Value Portfolio

•     Fidelity VIP Equity-Income Portfolio (Service Class 2)

•      Fidelity VIP Mid Cap Portfolio (Service Class 2)

•      Franklin Small Cap Value VIP Fund (Class 2 Shares)

•      Invesco V.I. Government Securities Fund (Series II)

•      MFS® Growth Series (Service Class)

•      MFS® Income Portfolio (Service Class)

•      MFS® New Discovery Series (Service Class)

•      Value Line Centurion Fund, Inc.

•      Value Line Strategic Asset Management Trust

•      Victory RS Large Cap Alpha VIP Series (Class I)

•      Victory INCORE Investment Quality Bond VIP Series (Class I)

•      Victory INCORE Low Duration Bond VIP Series (Class I)

The Guardian Separate Account K	• Park Avenue Life – 95 • Park Avenue Life – 97

•      AB VPS Growth and Income Portfolio (Class B)

•      AB VPS Large Cap Growth Portfolio (Class B)

•      Value Line Centurion Fund, Inc.

•      Value Line Strategic Asset Management Trust

•      Victory RS Large Cap Alpha VIP Series (Class I)

•      Victory INCORE Investment Quality Bond VIP Series (Class I)

•      Victory INCORE Low Duration Bond VIP Series (Class I)

• Park Avenue Life Millennium Series

•      AB VPS Growth and Income Portfolio (Class B)

•      AB VPS Large Cap Growth Portfolio (Class B)

•       Davis Value Portfolio

•       Fidelity VIP Equity-Income Portfolio (Service Class 2)

•       Fidelity VIP Mid Cap Portfolio (Service Class 2)

•       Janus Henderson Forty Portfolio (Service Shares)

•       Value Line Centurion Fund, Inc.

•       Value Line Strategic Asset Management Trust

•       Victory RS Large Cap Alpha VIP Series (Class I)

•      Victory INCORE Investment Quality Bond VIP Series (Class I)

•      Victory INCORE Low Duration Bond VIP Series (Class I)

The Guardian Separate Account M	• Park Avenue VUL

•       AB VPS Growth and Income Portfolio (Class B)

•       AB VPS Large Cap Growth Portfolio (Class B)

•       Value Line Centurion Fund, Inc.

•       Value Line Strategic Asset Management Trust

•       Victory RS Large Cap Alpha VIP Series (Class I)

•       Victory INCORE Investment Quality Bond VIP Series (Class I)

•       Victory INCORE Low Duration Bond VIP Series (Class I)

The Guardian Separate Account N	• Park Avenue Life Millennium Series (SVUL) • Park Avenue Life Millennium Series (VUL) • Flexible Solutions VUL • Flexible Solutions VUL – Gold Series

•      AB VPS Growth and Income Portfolio (Class B)

•      AB VPS Large Cap Growth Portfolio (Class B)

•       Davis Value Portfolio

•       Fidelity VIP Equity-Income Portfolio (Service Class 2)

•       Fidelity VIP Mid Cap Portfolio (Service Class 2)

•       Value Line Centurion Fund, Inc.

•       Value Line Strategic Asset Management Trust

•       Victory RS Large Cap Alpha VIP Series (Class I)

•       Victory INCORE Investment Quality Bond VIP Series (Class I)

•       Victory INCORE Low Duration Bond VIP Series (Class I)

• Flexible Solutions VUL III • Flexible Solutions VUL (2018)

•       AB VPS Growth and Income Portfolio (Class B)

•       AB VPS Large Cap Growth Portfolio (Class B)

•       American Century VP Mid Cap Value Fund (Class II)

•       Columbia Variable Portfolio - Small Cap Value Fund (Class 2)

•       Fidelity VIP Equity-Income Portfolio (Service Class 2)

•       Fidelity VIP Mid Cap Portfolio (Service Class 2)

•       Janus Henderson Forty Portfolio (Service Shares)

•       MFS® Growth Series (Service Class)

•       MFS® New Discovery Series (Service Class)

•       Putnam VT Multi-Cap Core Fund (Class IB Shares)

•       Templeton Foreign VIP Fund (Class 2 Shares)

•       Victory INCORE Investment Quality Bond VIP Series (Class I)

•       Victory INCORE Low Duration Bond VIP Series (Class I)

• Executive Benefits VUL

•       AB VPS Growth and Income Portfolio (Class B)

•       AB VPS Large Cap Growth Portfolio (Class B)

•       Alger Capital Appreciation Portfolio (Class S)

•       BlackRock Global Allocation V.I. Fund (Class III)

•       ClearBridge Variable Small Cap Growth Portfolio (Class II)

•       Davis Value Portfolio

•       Fidelity VIP Mid Cap Portfolio (Service Class 2)

•       Franklin Mutual Shares VIP Fund (Class 2 Shares)

•       Franklin Small Cap Value VIP Fund (Class 2 Shares)

•       Invesco V.I. Government Securities Fund (Series II)

•       Janus Henderson Forty Portfolio (Service Shares)

•       MFS® Growth Series (Service Class)

•       MFS® Income Portfolio (Service Class)

•       Templeton Foreign VIP Fund (Class 2 Shares)

•      Victory RS Large Cap Alpha VIP Series (Class I)

•      Victory INCORE Investment Quality Bond VIP Series (Class I)

•      Victory INCORE Low Duration Bond VIP Series (Class I)

The Guardian Separate Account Q	• Guardian Investor Income Access

•       AB VPS Growth and Income Portfolio (Class B)

•       Davis Value Portfolio

•       Fidelity VIP Equity-Income Portfolio (Service Class 2)

•       Fidelity VIP Mid Cap Portfolio (Service Class 2)

•       Franklin Small Cap Value VIP Fund (Class 2 Shares)

•       MFS® New Discovery Series (Service Class)

•       MFS® Income Portfolio (Service Class)

•       Value Line Centurion Fund, Inc.

•       Value Line Strategic Asset Management Trust

•       Victory RS Large Cap Alpha VIP Series (Class I)

•       Victory INCORE Investment Quality Bond VIP Series (Class I)

•       Victory INCORE Low Duration Bond VIP Series (Class I)

The Guardian Separate Account R	• The Guardian Investor Asset Builder

•       AB VPS Growth and Income Portfolio (Class B)

•       Davis Value Portfolio

•       Fidelity VIP Equity-Income Portfolio (Service Class 2)

•       Fidelity VIP Mid Cap Portfolio (Service Class 2)

•       Franklin Small Cap Value VIP Fund (Class 2 Shares)

•       MFS® New Discovery Series (Service Class)

•       MFS® Income Portfolio (Service Class)

•       Value Line Centurion Fund, Inc.

•       Value Line Strategic Asset Management Trust

•       Victory RS Large Cap Alpha VIP Series (Class I)

•       Victory INCORE Investment Quality Bond VIP Series (Class I)

•       Victory INCORE Low Duration Bond VIP Series (Class I)

• The Guardian Investor Variable Annuity – L Series • The Guardian Investor Variable Annuity – B Series

•       AB VPS Growth and Income Portfolio (Class B)

•       BlackRock Advantage Large Cap Core V.I. Fund (Class III)

•       BlackRock Global Allocation V.I. Fund (Class III)

•      Columbia Variable Portfolio - Small Cap Value Fund (Class 2)

•       Fidelity VIP Mid Cap Portfolio (Service Class 2)

•       Franklin Small Cap Value VIP Fund (Class 2 Shares)

•       Franklin Mutual Shares VIP Fund (Class 2 Shares)

•       Janus Henderson Global Technology and Innovation Portfolio (Service Shares)

•       Pioneer Mid Cap Value VCT Portfolio (Class IB Shares)

•       Templeton Foreign VIP Fund (Class 2 Shares)

•       Value Line Strategic Asset Management Trust

•       Victory RS Large Cap Alpha VIP Series (Class I)

•       Victory INCORE Investment Quality Bond VIP Series (Class I)

•       Victory INCORE Low Duration Bond VIP Series (Class I)

• Guardian Investor II Variable Annuity – B&L Series

•      BlackRock Advantage Large Cap Core V.I. Fund (Class III)

•      BlackRock Global Allocation V.I. Fund (Class III)

•      ClearBridge Variable Small Cap Growth Portfolio (Class II)

•      Columbia Variable Portfolio - Small Cap Value Fund (Class 2)

•      MFS® New Discovery Series (Service Class)

•      MFS® Technology Portfolio (Service Class)

•      Putnam VT Multi-Cap Core Fund (Class IB Shares)

•      Templeton Foreign VIP Fund (Class 2 Shares)

•      Victory RS Large Cap Alpha VIP Series (Class I)

•      Victory INCORE Investment Quality Bond VIP Series (Class I)

•      Victory INCORE Low Duration Bond VIP Series (Class I)

• The Guardian Investor ProFreedom Variable Annuity (B Shares) • The Guardian Investor ProFreedom Variable Annuity (C Share) • The Guardian Investor ProStrategies Variable Annuity (I Share)

•      American Century VP Mid Cap Value Fund (Class II)

•      ClearBridge Variable Small Cap Growth Portfolio (Class II)

•      Franklin Growth and Income VIP Fund (Class 2 Shares)

•      Janus Henderson Global Technology and Innovation Portfolio (Service Shares)

•      Invesco Oppenheimer V.I. International Growth Fund (Series II)

•      Ivy VIP Global Bond (Class II)

•      MFS® International Intrinsic Value Portfolio (Service Class)

•      PIMCO Balanced Allocation Portfolio (Advisor Class)

E.	Policies and Procedures for the Proposed Substitutions

To effectuate the Substitutions, the Section 26 Applicants propose to follow the policies and procedures set forth below.

1.	Redemption or Purchase of Shares.

Guardian will execute the Substitutions as soon as practicable following the issuance of the requested order in connection with this Application; however, Guardian will likely need to effect the Substitutions over a period of time for administrative reasons. As of the Substitution Date, the Separate Accounts will redeem shares of the Existing Portfolios for cash and/or in-kind. The proceeds of such redemptions will then be used to purchase shares of the corresponding Replacement Portfolio, as each subaccount of the Separate Accounts will invest the proceeds of its redemption from the Existing Portfolios in the applicable Replacement Portfolios.

Redemption requests and purchase orders will be placed simultaneously so that Contract values will remain fully invested at all times. Each Substitution will be effected at the relative net asset values of the respective shares of the Replacement Portfolios in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Section 26 Applicants. The Substitutions will be effected without change in the amount or value of any Contracts held by affected Contract owners. As such, the Section 26 Applicants believe that the procedures to be implemented are sufficient to assure that each Contract owner’s cash values immediately after the Substitution will be equal to the cash value immediately before the Substitution, and all benefits to which each Contract owner is entitled will have the same value immediately after the Substitution as immediately before the Substitution.

Contract owners will not incur any fees or charges as a result of the proposed Substitutions. The obligations of the Section 26 Applicants, and the rights of the affected Contract owners, under the Contracts of affected Contract owners will not be altered in any way. Guardian and/or its affiliates (other than the Trust) will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the affected Contract owners to effect the Substitutions. The proposed Substitutions will not cause the Contract fees and charges currently being paid by Contract owners to be greater after the proposed Substitution than before the proposed Substitution.

In addition, the Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions.

Redemptions and repurchases that occur in connection with effecting a Substitution will not count as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts. From the date of the Pre-Substitution Notice, as defined below, through 30 days following the Substitution Date, subject to the terms of certain Living Benefit Riders, Contract owners may make at least one transfer of Contract value from the subaccount investing in an Existing Portfolio (before the Substitution) or the Replacement Portfolio (after the Substitution) to any other available subaccount under the Contract without charge and without imposing any transfer limitations. Further, on the Substitution Date, Contract values attributable to investments in each Existing Portfolio will be transferred to the corresponding Replacement Portfolio without charge and without being subject to any transfer limitations. Moreover, except with respect to market timing policies and procedures and the terms of the Living Benefit Riders, Guardian will not exercise any rights reserved under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

Finally, before effecting any Substitution, Guardian shall have satisfied itself that (i) the Contracts allow the substitution of shares of portfolios in the manner contemplated by the Application, (ii) the Substitutions can be consummated as described in this Application under applicable state insurance laws, and (iii) any applicable regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitutions.

2.	Limits on Expenses

Consistent with prior substitution applications, for each Substitution, the Section 26 Applicants will cause Park Avenue, as the investment adviser of the Replacement Portfolio, to enter into a written contract with the Trust, whereby, for the applicable period of time indicated in Table IV.B. of this Application, the net annual operating expenses of the Replacement Portfolio will not exceed, on an annualized basis, the net annual operating expenses of any corresponding Existing Portfolio for the last fiscal year as of the date of this Application. In addition, the Section 26 Applicants will not increase the Contract fees and charges that would otherwise be assessed under the terms of the Contracts for affected Contract owners for a period of at least two years following the Substitution Date.

3.	Contract Owner Notification

At least 30 days prior to the Substitution Date, Contract owners will be notified via prospectus supplements that the Section 26 Applicants received or expect to receive Commission approval of the applicable proposed Substitutions and of the anticipated Substitution Date (the “Pre-Substitution Notice”). Pre-Substitution Notices sent to Contract owners will be filed with the Commission pursuant to Rule 485 or 497 under the 1933 Act.

In addition, the Pre-Substitution Notice will:

•	give Contract owners notice of Guardian’s intention to take the necessary actions, including seeking the order requested by this Application, to substitute shares of the Existing Portfolios as described herein on the Substitution Date;

•	advise Contract owners of their pre- and post-Substitution rights;[8]

•	instruct Contract owners how to submit transfer requests in light of the proposed Substitutions; and

•	advise Contract owners that any Contract value remaining in a subaccount that invests in an Existing Portfolio on the Substitution Date will be transferred to a subaccount investing in the corresponding Replacement Portfolio, and that the Substitutions will take place at relative net asset value.

The Section 26 Applicants will also deliver to affected Contract owners, at least 30 days before the Substitution Date, a prospectus for each applicable Replacement Portfolio. In addition, within five business days after the Substitution Date, Contract owners whose assets are allocated to a Replacement Portfolio as part of the proposed Substitutions will be sent a written notice (each, a “Confirmation”) informing them that the Substitutions were carried out as previously notified. The Confirmation also will restate the information set forth in the Pre-Substitution Notice. The Confirmation will also reflect the Contract owners Contract values’ before and after the Substitution(s).

8 Contract owners’ substitution transfer rights will be determined by whether they have an optional benefit rider. From the date of the Pre-Substitution Notice until the Substitution Date, Contract owners who have not selected a Living Benefit Rider with investment restrictions, their pre-Substitution transfer right will permit them to transfer all of or a portion of their respective Contract values out of any Existing Portfolio subaccount to any other available subaccounts offered under their respective Contracts without any transfer charge or limitation that might otherwise apply under the terms of their respective Contracts. For Contract owners who have selected a Living Benefit Rider with investment restrictions, their pre-Substitution transfer right will permit them to transfer their Contract values in accordance with the terms of their respective Living Benefit Riders without any transfer charge or limitation that might otherwise apply under the terms of their respective Contracts or Living Benefit Riders.

From the Substitution Date until at least 30 days following the Substitution Date, Contract owners who have not selected a Living Benefit Rider with investment restrictions will be permitted to make transfers of their respective Contract values out of each Replacement Portfolio subaccount to any other available subaccounts offered under their respective Contracts without any transfer charge or limitation that might otherwise apply under the terms of the Contracts. For Contract owners who have selected a Living Benefit Rider with investment restrictions, their post-Substitution transfer right will permit them to transfer their Contract values in accordance with the terms of their respective Living Benefit Riders without any transfer charge or limitation that might otherwise apply under the terms of their respective Contracts or Living Benefit Riders.

The Pre-Substitution Notice will also inform Contract owners that, except with respect to market timing policies and procedures and limitations imposed by Living Benefit Riders, Guardian will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers out of a Replacement Portfolio subaccount from the date of the Pre-Substitution Notice until at least thirty (30) days after the Substitution Date.

4.	State Approval

Guardian will seek approval of the proposed Substitutions from any state insurance regulators whose approval may be necessary or appropriate.

V.	REQUEST FOR ORDER OF APPROVAL UNDER SECTION 26(c) OF THE 1940 ACT

The Section 26 Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions.

A.	Applicable Law

Section 26(c) of the 1940 Act (formerly, Section 26(b)) prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order from the Commission if the evidence establishes that the substitution is consistent with the protection of investors and the purposes of the 1940 Act.

Section 26(c) was intended to provide for Commission scrutiny of proposed substitutions that could, in effect, force shareholders dissatisfied with the substitute security to redeem their shares, thereby possibly incurring a loss of the sales load deducted from the initial premium, an additional sales load upon reinvestment of the proceeds of redemption, or both. 9 The section was designed to forestall the ability of a depositor to present holders of an interest in a unit investment trust with situations in which a holder’s only choice would be to continue an investment in an unsuitable underlying security, or to elect a costly and, in effect, forced redemption. For the reasons described below, the Section 26 Applicants submit that the Substitutions meet the standards set forth in Section 26(c) and that, if implemented, the Substitutions would not raise any of the aforementioned concerns that Congress intended to address when the 1940 Act was amended to include this provision.

B.	Basis for a Section 26(c) Order

As previously indicated, Guardian has reserved the right under the Contracts to substitute shares of another underlying fund for one of the current funds offered as an investment option under the Contracts. The Contracts and the Contracts’ prospectuses disclose this right. Guardian has reserved this right of substitution to protect itself, the Separate Accounts, and the Contract owners in situations where any of them might be harmed or disadvantaged by events affecting the issuer of the securities held by a Separate Account. Additionally, Guardian intended this reservation of right to preserve the opportunity to replace investment options available under the Contracts in those situations where a substitution could benefit Guardian, the Separate Accounts, and Contract owners.

9 House Comm. Interstate Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d Session 337 (1966).

For the reasons discussed in this Application, the Section 26 Applicants believe that the Substitutions, when performed in accordance with the conditions of this Application, will be consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act, as required by Section 26(c). In addition, the Section 26 Applicants believe that the proposed Substitutions meet the standards that the Commission and the Staff have applied to substitutions that have been approved in the past,10 including substitution applications that involved replacement funds with no or a limited history of operations. 11

The Section 26 Applicants submit that the proposed Substitutions are not of the type that Section 26 was designed to prevent because they will not result in costly forced redemption, nor will they affect other aspects of the Contracts. In the current situation, Contract owners are contractually provided investment discretion during the accumulation phase, and potentially the annuity phase, of the Contracts to allocate and reallocate their Contract value among the investment options available under the Contracts. Accordingly, after the proposed Substitutions, each Contract owner may exercise his or her own judgment as to the most appropriate investment alternative available under the Contract. In this regard, the proposed Substitutions retain for Contract owners the investment flexibility that is a central feature of the Contracts.

In addition, the proposed Substitutions will not adversely affect any features or riders under the Contracts because, to the extent that an Existing Portfolio is a permissible investment option under a rider, its corresponding Replacement Portfolio will also be a permissible investment option under the rider. Accordingly, no Contract owner will involuntarily lose his or her features or riders as a result of any proposed Substitution.

10 See, e.g., the following applications approved by the Commission under Section 26(c) for which some or all of the replacement funds were affiliated with the applicant(s): New York Life Insurance & Annuity Corporation, et. al., Rel. No. IC-34079 (Oct. 30, 2020) (Notice), Rel. No. IC-34101 (Nov. 20, 2020) (Order), File No. 812-15121; Allianz Life Insurance Company of North America, et al., Rel. No. IC- 33721 (Dec. 20, 2019) (Notice), Rel. No. IC-33916 (July 1, 2020) (Order), Rel. No. IC-34129 (Dec. 4, 2020) (Order), File No. 812-14722; Mutual of America Life Insurance Company, et al., Rel. No. IC- 33654 (Oct. 2, 2019) (Notice), Rel. No. IC-33679 (Oct. 29, 2019) (Order), File No. 812-15033; The Guardian Insurance & Annuity Company, Inc., et al., Rel. No. IC-33566 (July 23, 2019) (Notice), Rel. No. IC-33594 (Aug. 20, 2019) (Order), File No. 812-14911; Voya Retirement Insurance and Annuity Company, et al., Rel. No. IC-33554 (July 15, 2019) (Notice), Rel. No. IC-33586 (Aug. 9, 2019) (Order), File No. 812-14856; AXA Equitable Life Insurance Company, et al., Rel. No. IC-33201 (Aug. 15, 2018) (Notice), Rel. No. IC-33224 (Sept. 11, 2018) (Order), File No. 812-14831; The Guardian Insurance & Annuity Company, Inc., et al., Rel. No. IC-32967 (Jan. 10, 2018) (Notice), Rel. No. IC-33003 (Feb. 7, 2018) (Order), File No. 812-14714; Commonwealth Annuity and Life Insurance Company, et al., Rel. No. IC-32615 (Apr. 27, 2017) (Notice), Rel. No. IC- 32644 (May 23, 2017) (Order), File No. 812-14646; Transamerica Life Insurance Company, et al., Rel. No. IC-32574 (Mar. 24, 2017) (Notice), Rel. No. IC-32603 (Apr. 19, 2017) (Order), File No. 812-14490; Allianz Life Insurance Company of North America, et al., Rel. No. IC-32207 (Aug. 3, 2016) (Notice), Rel. No. IC-32242 (Aug. 29, 2016) (Order), File No. 812-14580; New York Life Insurance and Annuity Corporation, et al., Rel. No. IC-32193 (July 26, 2016) (Notice), Rel. No. IC-32227 (Aug. 23, 2016) (Order), File No. 812-14589.

See also, e.g., the following applications approved by the Commission under Section 26(c) for which none of the replacement funds were affiliated with the applicant(s):  American Fidelity Assurance Company, et al., Rel. No. IC-33309 (Nov. 29, 2018) (Notice), Rel. No. IC-33345 (Jan. 28, 2019) (Order), File No. 812-14822; The Guardian Insurance & Annuity Company, Inc., et al., Rel. No. IC-31958 (Jan. 15, 2016) (Notice), Rel. No. IC-31993 (Feb. 10, 2016) (Order), File No. 812-14449; Horace Mann Life Insurance Company, et al., Rel. No. IC-31714 (July 13, 2015) (Notice), Rel. No. IC-31744 (Aug. 7, 2015) (Order), File No. 812-14336; Pacific Life Insurance Company, et al., Rel. No. IC-31451 (Feb. 9, 2015) (Notice), Rel. No. IC-31499 (Mar. 6, 2015) (Order), File No. 812-14359; American Fidelity Assurance Company, et al., Rel. No. IC-31217 (Aug. 19, 2014) (Notice), Rel. No. IC-31251 (Sept. 16, 2014) (Order), File No. 812-14288; Ameritas Life Insurance Corp., et al., Rel. No. IC-30764 (Oct. 25, 2013) (Notice), Rel. No. IC-30787 (Nov. 15, 2013) (Order), File No. 812-14189; Pacific Life Insurance Company, et al., Rel. No. IC-30744 (Oct. 17, 2013) (Notice), Rel. No. IC-30777 (Nov. 8, 2013) (Order), File No. 812-14141; The Northwestern Mutual Life Insurance Company, et al., Rel. No. IC-30671 (Aug. 22, 2013) (Notice), Rel. No. IC-30690 (Sept. 18, 2013) (Order), File No. 812-14128; American Family Life Insurance Company, et al., Rel. No. IC-30564 (June 20, 2013) (Notice), Rel. No. IC-30601 (July 16, 2013) (Order), File No. 812-14109.

11 See, e.g., Mutual of America Life Insurance Company, et al., Rel. No. IC- 33654 (Oct. 2, 2019) (Notice), Rel. No. IC-33679 (Oct. 29, 2019) (Order), File No. 812-15033; The Guardian Insurance & Annuity Company, Inc., et al., Rel. No. IC-33566 (July 23, 2019) (Notice), Rel. No. IC-33594 (Aug. 20, 2019) (Order), File No. 812-14911; AXA Equitable Life Insurance Company, et al., Rel. No. IC-33201 (Aug. 15, 2018) (Notice), Rel. No. IC-33224 (Sept. 11, 2018) (Order), File No. 812-14831; The Guardian Insurance & Annuity Company, Inc., et al., Rel. No. IC-32967 (Jan. 10, 2018) (Notice), Rel. No. IC-33003 (Feb. 7, 2018) (Order), File No. 812-14714; Commonwealth Annuity and Life Insurance Company, et al., Rel. No. IC-32615 (Apr. 27, 2017) (Notice), Rel. No. IC- 32644 (May 23, 2017) (Order), File No. 812-14646; Minnesota Life Insurance Company et al., Rel. No. IC-30999 (Mar. 28, 2014) (Notice), Rel. No. IC-31028 (Apr. 24, 2014) (Order), File No. 812-14203; Pruco Life Insurance Company et al., Rel. No. IC-30186 (Aug. 29, 2012) (Notice), Rel. No. IC-30209 (Sept. 20, 2012) (Order), File No. 812-13990; New York Life Insurance & Annuity Company, et al., Rel. No. IC-29923 (Jan. 19, 2012) (Notice), Rel. No. IC-29947 (Feb. 14, 2012) (Order), File No. 812-13903; Nationwide Life Insurance Company, et al., Rel. No. IC-29486 (Oct. 25, 2010) (Notice), Rel. No. 29505 (Nov. 22, 2010) (Order), File No. 812-13648.

Moreover, the Section 26 Applicants will offer Contract owners the opportunity to transfer amounts out of the affected subaccounts without any cost, penalty, or restriction (other than to the extent necessary to implement policies and procedures designed to detect and deter disruptive transfers and other “market timing” activities and administer the terms of the Living Benefit Riders) that may otherwise have been imposed for a period beginning on the date of the Pre-Substitution Notice (which supplement will be delivered to the Contract owners at least thirty (30) days before the Substitution Date) and ending no earlier than thirty (30) days after the Substitution Date. This reduces the likelihood of being invested in an undesired investment option, with the discretion remaining with the Contract owners. The proposed Substitutions, therefore, will not result in the type of forced redemption that Section 26(c) was designed to prevent.

The proposed Substitutions are also unlike the type of substitution that Section 26(c) was designed to prevent in that the Substitutions have no impact on other aspects of the Contracts. Specifically, the proposed Substitutions will not affect the type of benefits offered by Guardian under the Contracts, or numerous other rights and privileges associated with the Contracts. In deciding to purchase the Contract, a Contract owner may have considered Guardian’s financial condition or reputation for service. These factors will not change as a result of the proposed Substitutions, nor will the annuity or tax benefits afforded under the Contracts held by any affected Contract owners.

VI.	REQUEST FOR AN ORDER UNDER SECTION 17(b) OF THE 1940 ACT

The Section 17 Applicants request an order under Section 17(b) exempting them from the provisions of Section 17(a) to the extent necessary to permit the Section 17 Applicants to carry out some or all of the proposed Substitutions.

A.	Applicable Law

Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the 1940 Act generally prohibits the persons described above, acting as principals, from knowingly purchasing any security or other property from the registered investment company.

Section 2(a)(3) of the 1940 Act defines the term “affiliated person” of another person in relevant part as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; . . . (E) if such other person is an investment company, any investment adviser thereof .. . . .

Section 2(a)(9) of the 1940 Act states that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company.

Because the proposed Substitutions may be effected, in whole or in part, by means of in-kind redemptions and purchases (“In-Kind Transactions”), the proposed Substitutions may be deemed to involve one or more purchases or sales of securities or property between affiliated persons. The proposed transactions may involve a transfer of portfolio securities by the Existing Portfolios to the Separate Accounts.

Immediately thereafter, the Separate Accounts would purchase shares of the Replacement Portfolios with the portfolio securities received from the Existing Portfolios. Accordingly, to the extent that Guardian, the Separate Accounts, the Trust, Park Avenue, or the Replacement Portfolios are deemed to be affiliated persons of one another under Section 2(a)(3) or Section 2(a)(9) of the 1940 Act, it is conceivable that this aspect of the proposed Substitutions could be viewed as being prohibited by Section 17(a). As such, the Section 17 Applicants have determined that it is prudent to seek relief from Section 17(a) in the context of this Application. 12

12 All in-kind redemptions will be effected in accordance with the conditions set forth in the Commission staff no-action letter issued by the Commission staff to Signature Financial Group. See Signature Financial Group (pub. avail. Dec. 28, 1999). The Signature no-action letter cannot be relied upon by the Replacement Portfolios with respect to sales of their shares to Guardian in exchange for securities rather than cash.

Section 17(b) of the 1940 Act provides that any person may apply to the Commission for an exemption from the provisions of Section 17(a), and the Commission shall issue such exemptive order, if evidence establishes that:

(1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under [the 1940 Act]; and

(3) the proposed transaction is consistent with the general purposes of [the 1940 Act].

B.	Basis for a Section 17(b) Order

The Section 17 Applicants submit that for all the reasons in this Application, the terms of the proposed In-Kind Transactions of shares of the Replacement Portfolios by the Separate Accounts, including the consideration to be paid and received, as described in this Application, are reasonable and fair and do not involve overreaching on the part of any person concerned. The Section 17 Applicants also submit that the proposed In-Kind Transactions by the Separate Accounts are consistent with the policies of the Trust and the Replacement Portfolios, as recited in the Trust’s current registration statement and reports filed under the 1940 Act. Finally, the Section 17 Applicants submit that the proposed Substitutions are consistent with the general purposes of the 1940 Act.

1.	Reasonableness and Fairness and the Absence of Overreaching

To the extent that the In-Kind Transactions by the Separate Accounts of the Replacement Portfolios’ shares are deemed to involve principal transactions among affiliated persons, the procedures described below should be sufficient to ensure that the terms of the proposed transactions are reasonable and fair to all participants. The Section 17 Applicants maintain that the terms of the proposed In-Kind Transactions, including the consideration to be paid by each Existing Portfolio and received by each Replacement Portfolio involved, are reasonable, fair and do not involve overreaching principally because the transactions will conform with all but one of the conditions enumerated in Rule 17a-7. The proposed transactions will take place at relative net asset value in conformity with the requirements of Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Section 26 Applicants. The Substitutions will be effected without change in the amount or value of any Contract held by the affected Contract owners. The Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions. The fees and charges under the Contracts will not increase because of the Substitutions. Even though Guardian, the Separate Accounts, the Trust, Park Avenue, and the Replacement Portfolios may not rely on Rule 17a-7, the Section 17 Applicants believe that the rule’s conditions outline the type of safeguards that result in transactions that are fair and reasonable to registered investment company participants and preclude overreaching in connection with an investment company by its affiliated persons.

When the Commission first proposed,13 and then adopted,14 Rule 17a-7, it noted that the purpose of the rule was to eliminate the filing and processing of applications “in circumstances where there appears to be no likelihood that the statutory finding for a specific exemption under Section 17(b) could not be made” by establishing “conditions as to the availability of the exemption to those situations where the Commission, upon the basis of its experience, considers that there is no likelihood of overreaching of the investment companies participating in the transaction.” The Section 17 Applicants assert that where, as here, they or the relevant investment company would comply in substance with most, but not all, of the conditions of Rule 17a-7, the Commission should consider the extent to which they would meet these or other similar conditions and issue an order if the protections of the rule would be provided in substance.

13 Inv. Co. Act Rel. No. 4604 (May 20, 1966).

14 Inv. Co. Act Rel. No. 4697 (Sept. 8, 1966).

In this regard, the Commission explained its concerns with transactions of the type covered by Rule 17a-7 when it amended Rule 17a-7 in 1981 also to exempt certain purchase and sale transactions between an investment company and a non-investment company affiliate. Previously, Rule 17a-7 only exempted transactions between investment companies and series of investment companies. Its expansion to cover transactions between an investment company (or series thereof) and a non-investment company affiliate demonstrates that such transactions can be reasonable and fair and not involve overreaching. Specifically, the Commission stated:

The Commission is concerned that this practice — left unregulated and in violation of Section 17(a) — could result in serious harm to registered investment companies. For example, an unscrupulous investment adviser might “dump” undesirable securities on a registered investment company or transfer desirable securities from a registered investment company to another more favored advisory client in the complex. Moreover, the transaction could be effected at a price which is disadvantageous to the registered investment company.

Nevertheless, upon considering the matter, the Commission believes that it would be appropriate to exempt by rulemaking certain of these transactions provided that certain conditions, described below, are met. Accordingly, the Commission proposes to amend Rule 17a-7 to exempt certain transactions which heretofore have not been exempted by the rule, both with respect to the persons which could participate in the transaction, and the securities which could be purchased and sold. The Commission has determined that the proposed expansion of the rule is consistent with the existing rule’s purposes (1) to eliminate the necessity of filing and processing applications under circumstances where there appears to be little likelihood that the statutory finding for a specific exemption under Section 17(b) of the [1940] Act could not be made, and (2) to permit investment companies which heretofore had chosen to avoid the application procedures of Section 17(b) of the [1940] Act by purchasing and selling securities on the open market, thereby incurring actual brokerage charges, to avoid the payment of brokerage commissions by effecting such transactions directly. Moreover, the proposed amendment would enhance the role of disinterested directors as watchdogs to protect shareholder interest. 15

The board of trustees of the Trust has adopted procedures, as required by paragraph (e)(1) of Rule 17a-7, pursuant to which each series of the Trust may purchase and sell securities to and from their affiliates. The Section 17 Applicants will carry out the proposed In-Kind Transactions in conformity with all of the conditions of Rule 17a-7 and each series’ procedures thereunder, except that the consideration paid for the securities being purchased or sold may not be entirely cash. Nevertheless, the circumstances surrounding the proposed Substitutions will be such as to offer the same degree of protection to each Replacement Portfolio from overreaching that Rule 17a-7 provides to them generally in connection with their purchase and sale of securities under Rule 17a-7 in the ordinary course of their business. In particular, Guardian, the Separate Accounts, or any of their affiliates, cannot effect the proposed transactions at a price that is disadvantageous to any Contract owners. Although the transactions may not be entirely for cash, each will be effected based upon (1) the independent current market price of the portfolio securities valued as specified in paragraph (b) of Rule 17a-7, and (2) the net asset value per share of each Existing Portfolio and Replacement Portfolio involved valued in accordance with the procedures disclosed in their respective investment company registration statement and as required by Rule 22c-1 under the 1940 Act. No brokerage commission, fee (except for customary transfer fees), or other remuneration will be paid to any party in connection with the proposed In-Kind Transactions.

2.	Consistency with the Policy of Each Registered Investment Company Concerned

The sale of shares of each Replacement Portfolio for investment securities, as contemplated by the proposed In-Kind Transactions, is consistent with the investment policies and restrictions of the Section 17 Applicants and the Replacement Portfolio because (i) the shares are sold at their net asset value, and (ii) the portfolio securities are of the type and quality that the Replacement Portfolios could each have acquired with the proceeds from share sales had the shares been sold for cash. To assure that the second of these conditions is met, each respective Replacement Portfolio will examine the portfolio securities being offered to such Replacement Portfolio and accept only those securities as consideration for shares that are of the type and quality it could have acquired for each such Replacement Portfolio in a cash transaction.

15 Inv. Co. Act Rel. No. 11136 (Apr. 21, 1980) (proposing release).

3.	Consistency with the General Purposes of the 1940 Act

The proposed In-Kind Transactions, as described herein, are consistent with the general purposes of the 1940 Act as stated in the “Findings and Declaration of Policy” in Section 1 of the 1940 Act. The proposed transactions do not present any of the conditions or abuses that the 1940 Act was designed to prevent. In particular, Sections 1(b)(2) and (3) of the 1940 Act state, among other things, that the national public interest and the interest of investors are adversely affected when:

[I]nvestment companies are organized, operated, managed, or their portfolio securities are selected in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof, or in the interests of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies’ security holders; when investment companies issue securities containing inequitable or discriminatory provisions, or fail to protect the preferences and privileges of the holders of their outstanding securities….

For all the reasons stated in this Application, the abuses described in Sections 1(b)(2) and (3) of the 1940 Act will not occur in connection with the proposed In-Kind Transactions.

The Commission has previously granted exemptions from Section 17(a) in circumstances substantially similar in all material respects to those presented in this Application to applicants affiliated with an open-end management investment company that proposed to purchase shares issued by the company with investment securities of the type that the company might otherwise have purchased for its portfolio.16 In these cases, the Commission issued an order pursuant to Section 17(b) of the 1940 Act where the expense of liquidating such investment securities and using the cash proceeds to purchase shares of the investment company would have reduced the value of investors’ ultimate investment in such shares.

4.	Request for an Order

The Section 17 Applicants request that the Commission issue an order pursuant to Section 17(b) of the 1940 Act exempting Guardian, the Separate Accounts, Park Avenue, and each Replacement Portfolio from the provisions of Section 17(a) of the 1940 Act to the extent necessary to permit Guardian on behalf of the Separate Accounts to carry out, as part of the Substitutions, the In-Kind Transactions of the Replacement Portfolios, which may be deemed to be prohibited by Section 17(a) of the 1940 Act.

The Section 17 Applicants represent that the proposed In-Kind Transactions meet all of the requirements of Section 17(b) of the 1940 Act and that an exemption should be granted, to the extent necessary, from the provisions of Section 17(a).

16 See, e.g., Allianz Life Insurance Company of North America, et al., Rel. No. IC- 33721 (Dec. 20, 2019) (Notice), Rel. No. IC-33916 (July 1, 2020) (Order), Rel. No. IC-34129 (Dec. 4, 2020) (Order), File No. 812-14722; Mutual of America Life Insurance Company, et al., Rel. No. IC- 33654 (Oct. 2, 2019) (Notice), Rel. No. IC-33679 (Oct. 29, 2019) (Order), File No. 812-15033; The Guardian Insurance & Annuity Company, Inc., et al., Rel. No. IC-33566 (July 23, 2019) (Notice), Rel. No. IC-33594 (Aug. 20, 2019) (Order), File No. 812-14911; AXA Equitable Life Insurance Company, et al., Rel. No. IC-33201 (Aug. 15, 2018) (Notice), Rel. No. IC-33224 (Sept. 11, 2018) (Order), File No. 812-14831; Commonwealth Annuity and Life Insurance Company, et al., Rel. No. IC-32615 (Apr. 27, 2017) (Notice), Rel. No. IC- 32644 (May 23, 2017) (Order), File No. 812-14646; MetLife Insurance Company of Connecticut, et al., Rel. No. IC-31000 (Mar. 31, 2014) (Notice), Rel. No. IC-31023 (Apr. 22, 2014) (Order), File No. 812-14221; Minnesota Life Insurance Company, et al., Rel. No. IC-30999 (Mar. 28, 2014) (Notice), Rel. No. IC-31028 (Apr. 24, 2014) (Order), File No. 812-14203; Lincoln National Life Insurance Company, et al., Rel. No. IC-30468 (Apr. 18, 2013) (Notice), Rel. No. IC-30517 (May 14, 2013) (Order), File No. 812-14063; Mutual of America Life Insurance Company, et al., Rel. No. IC-30292 (Dec. 5, 2012) (Notice), Rel. No. IC-30335 (Dec. 31, 2012) (Order), File No. 812-14059; Pruco Life Insurance Company, et al., Rel. No. IC-30186 (Aug. 29, 2012) (Notice), Rel. No. IC-30209 (Sept. 20, 2012) (Order), File No. 812-13990; New York Life Insurance & Annuity Company, et al., Rel. No. IC-29923 (Jan. 19, 2012) (Notice), Rel. No. IC-29947 (Feb. 14, 2012) (Order), File No. 812-13903; Met Life Insurance Company of Connecticut, et al., Rel. No. IC-29544 (Dec. 28, 2010) (Notice), Rel. No. IC-29570 (Jan. 24, 2011) (Order), File No. 812-13816; Nationwide Life Insurance Company, et al., Rel. No. IC-29486 (Oct. 25, 2010) (Notice), Rel. No. IC-29505 (Nov. 22, 2010) (Order), File No. 812-13648; Met Life Insurance Company of Connecticut, et al., Rel. No. IC-29190 (Mar. 25, 2010) (Notice), Rel. No. IC-29211 (Apr. 20, 2010) (Order), File No. 812-13700.

VII.	CONCLUSION

For the reasons set forth in this Application, the Section 26 Applicants submit that the proposed Substitutions meet the standards of Section 26(c) of the 1940 Act, and the Section 17 Applicants respectively submit that the proposed In-Kind Transactions meet the standards of Section 17(b) of the 1940 Act. As such, the Section 26 Applicants and the Section 17 Applicants respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act and exemption pursuant to Section 17(b) of the 1940 Act, respectively, and that such order be made effective as soon as possible.

VIII.	APPLICANTS’ CONDITIONS

The Section 26 Applicants agree that any order granting the requested relief will be subject to the following conditions.

1. The Substitutions will not be effected unless Guardian determines that: (i) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by this Application; (ii) the Substitutions can be consummated as described in this Application under applicable insurance laws; and (iii) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitutions.

2. Guardian or an affiliate thereof (other than the Trust) will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the affected Contract owners to effect the Substitutions. The proposed Substitutions will not cause the Contract fees and charges currently being paid by Contract Owners to be greater after the proposed Substitution than before the proposed Substitution.

3. The Substitutions will be effected at the relative net asset values of the respective shares of the Replacement Portfolios in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Section 26 Applicants. The Substitutions will be effected without change in the amount or value of any Contracts held by affected Contract owners.

4. The Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions.

5. The obligations of the Section 26 Applicants, and the rights of the affected Contract owners, under the Contracts of affected Contract owners will not be altered in any way.

6. Affected Contract owners will be permitted to transfer Contract value from the subaccount investing in the Existing Portfolio (before the Substitution Date) or the Replacement Portfolio (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Contract owners with Living Benefit Riders, as applicable, may transfer Contract value from the subaccounts investing in the Existing Portfolios (before the Substitutions) or the Replacement Portfolios (after the Substitutions) to any other available investment option available under their respective riders without charge and without imposing any transfer limitations. Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Section 26 Applicants will not exercise any rights reserved under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

7. All affected Contract owners will be notified via the Pre-Substitution Notice, at least 30 days before the Substitution Date, about: (i) the intended Substitution of Existing Portfolios with the Replacement Portfolios; (ii) the intended Substitution Date; and (iii) information with respect to transfers as set forth in Condition 6 above. In addition, the Section 26 Applicants will also deliver to affected Contract owners, at least 30 days before the Substitution Date, a prospectus for each applicable Replacement Portfolio.

8. The Section 26 Applicants will deliver to each affected Contract owner within five business days of the Substitution Date a written confirmation which will include: (i) a confirmation that the Substitutions were carried out as previously notified; (ii) a restatement of the information set forth in the Pre-Substitution Notice; and (iii) values of the Contract owner’s positions in the Existing Portfolio before the Substitution and the Replacement Portfolio after the Substitution.

9. Guardian will cause Park Avenue, as the investment adviser of each Replacement Portfolio, to enter into a written contract with the Replacement Portfolio whereby, for the applicable time period, the net annual operating expenses of the Replacement Portfolio will not exceed, on an annualized basis, the net annual operating expenses of any corresponding Existing Portfolio for the last fiscal year preceding the date of this Application. The written contract will remain in place for a period of two years following the Substitution Date, except that for those proposed Substitutions for which the sum of the current management fee and Rule 12b-1 Fee of the Replacement Portfolio is greater than that of the corresponding Existing Portfolio, the written agreement will extend for the life of the affected Contracts following the Substitution Date. Park Avenue will reimburse expenses to the extent necessary under each written agreement on the last business day of each month. In addition, the Section 26 Applicants will not increase the Contract fees and charges that would otherwise be assessed under the terms of the Contracts for affected Contract owners for a period of at least two years following the Substitution Date.

X.	PROCEDURAL MATTERS

All actions necessary to authorize the execution and filing of this Application have been taken and the persons signing and filing this Application are authorized to so sign and file the same.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

The Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

XI.	REQUEST FOR ORDERS OF APPROVAL AND EXEMPTION

For the foregoing reasons, the Applicants request that the Commission enter an order pursuant to Sections 26(c) and 17(b) of the 1940 Act granting the approval and relief, respectively, sought by this Application. The Applicants submit that the requested approval and exemption are necessary and appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

XII.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants hereby state their addresses as follows:

The Guardian Insurance & Annuity Company, Inc.
The Guardian Separate Account A
The Guardian Separate Account B
The Guardian Separate Account C
The Guardian Separate Account D
The Guardian Separate Account E
The Guardian Separate Account F
The Guardian Separate Account K
The Guardian Separate Account M
The Guardian Separate Account N
The Guardian Separate Account Q
The Guardian Separate Account R
Guardian Variable Products Trust
Park Avenue Institutional Advisers LLC

10 Hudson Yards

New York, New York 10001

The Applicants further state that all questions concerning this Application should be directed to:

Stephen E. Roth – (202) 383-0158

Cynthia R. Beyea – (202) 383-0472

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, D.C. 20001

XIII.	AUTHORIZATIONS

The Guardian Insurance & Annuity Company, Inc.
The Guardian Separate Account A

The Guardian Separate Account B
The Guardian Separate Account C

The Guardian Separate Account D

The Guardian Separate Account E

The Guardian Separate Account F
The Guardian Separate Account K
The Guardian Separate Account M

The Guardian Separate Account N

The Guardian Separate Account Q

The Guardian Separate Account R

Under the articles of incorporation and by-laws of Guardian, Guardian’s business and affairs are overseen by its board of directors. Additionally, the business and affairs of the Separate Accounts, as unit investment trusts, are conducted by Guardian, as depositor thereof. In accordance with Guardian’s articles of incorporation and by-laws, resolutions were adopted by a unanimous written consent of the board of directors, the pertinent provisions of which are quoted below, authorizing the appropriate officers to prepare, execute, and file with the Commission various documents, including this Application, to seek orders of approval and exemption pursuant to Sections 26(c) and 17(b), respectively, of the 1940 Act and other regulatory filings in connection with this Application. All requirements of the governing documents of Guardian and the Separate Accounts have been complied with in connection with the execution and filing of this Application, and the person signing the Application on behalf of Guardian and the Separate Accounts is fully-authorized to execute and file this Application on their behalf.

*    *    *

RESOLVED, that the filing with the SEC of the Application for an exemptive order pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions, as attached hereto, on behalf of the Company and the Separate Accounts, together with such changes as an officer of the Company, with the advice of the Company’s legal counsel, shall deem appropriate, be, and it hereby is, approved; and it is further

RESOLVED, that the appropriate officers and agents of the Company on behalf of the Company and/or the Separate Accounts, as applicable, are authorized to (a) make the necessary SEC and other regulatory filings, (b) enter into a participation agreement with the Replacement Portfolios and any other agreements with the Replacement Portfolios and/or such other parties as may be necessary or appropriate in connection with the Substitutions, (c) terminate or amend the participation agreements with the Existing Portfolios and any other agreements that it is necessary or appropriate to terminate or amend in connection with the Substitutions, and (d) take or cause to be taken, on behalf of the Company, any and all actions which in their judgment, with the assistance of counsel, may be necessary or desirable to effectuate the Substitutions, including but not limited to (i) preparing and filing reports and other documents with federal, state and other regulatory agencies or organizations (including but not limited to the SEC) and (ii) executing and delivering certificates, instructions, memoranda, notices of termination, assignments, requests or other instruments to any applicable third parties and affiliated entities of such parties.

Guardian Variable Products Trust

Under the Trust’s declaration of trust, the Trust’s business and affairs are overseen by its board of trustees. In accordance with the Trust’s declaration of trust, resolutions were adopted by a vote of the board of trustees, the pertinent provisions of which are quoted below, authorizing the appropriate officers to prepare, execute, and file with the Commission various documents, including this Application, to seek an order of exemption pursuant to Section 17(b) of the 1940 Act and other regulatory filings in connection with this Application. All requirements of the governing documents of the Trust have been complied with in connection with the execution and filing of this Application for an exemption pursuant to Section 17(b) of the 1940 Act, and the person signing the Application is fully-authorized to execute and file this Application on its behalf.

*     *     *

RESOLVED, that the filing with the SEC of the Substitution Application for an exemptive order pursuant to Section 26(c) of the 1940 Act approving certain substitutions of securities and an order of exemption pursuant to Section 17(b) of the 1940 Act from Section 17(a) thereof, on behalf of the Trust and its series, as discussed at this meeting, together with such changes as an officer of the Trust, with the advice of the Trust’s legal counsel, shall deem appropriate, be, and it hereby is, approved; and further

RESOLVED, that the officers of the Trust, be, and each hereby is authorized, to prepare, execute and file with the SEC the Substitution Application and one or more amendments to the Substitution Application, including but not limited to any changes in response to comments from the SEC or its staff; and further

RESOLVED, that the Substitution Application shall be executed by or on behalf of the Trust by one or more of its officers, and that the proper officers of the Trust are hereby authorized, in consultation with the Trust’s legal counsel, to take any and all further actions that may be necessary or appropriate to effect the foregoing resolutions; and further

RESOLVED, that the appropriate officers of the Trust, be, and they hereby are, authorized to make any other federal or state filings, execute documents, and take any such other actions that they, in consultation with the Trust’s legal counsel, shall deem necessary or appropriate to carry out the purpose and intent of the preceding resolutions, the execution and delivery of such documents or taking of such actions to be conclusive evidence of the Board’s approval.

*     *     *

Park Avenue Institutional Advisers LLC

Under the limited liability company agreement of Park Avenue, Park Avenue’s business and affairs are overseen by its board of managers. In accordance with Park Avenue’s limited liability company agreement, resolutions were adopted by a unanimous written consent of the board of managers, the pertinent provisions of which are quoted below, authorizing the appropriate officers to prepare, execute, and file with the Commission various documents, including this Application to seek an order of exemption pursuant to Section 17(b) of the 1940 Act and other regulatory filings in connection with this Application. All requirements of the governing documents of Park Avenue have been complied with in connection with the execution and filing of this Application for an exemption pursuant to Section 17(b) of the 1940 Act, and the person signing the Application is fully-authorized to execute and file this Application on its behalf.

*     *     *

RESOLVED, that the Board of Managers hereby approves the filing of the Application for the Section 17 Relief on behalf of the Company, and any amendments thereto, with the SEC; and it is further

RESOLVED, that the appropriate officers of the Company are hereby authorized to execute and deliver such documents as may be necessary to effect the foregoing, and authorized and directed to take such other actions as they deem reasonably necessary to carry out these resolutions.

XIV.	SIGNATURES

The Guardian Insurance & Annuity Company, Inc.
The Guardian Separate Account A

The Guardian Separate Account B
The Guardian Separate Account C

The Guardian Separate Account D

The Guardian Separate Account E

The Guardian Separate Account F
The Guardian Separate Account K
The Guardian Separate Account M

The Guardian Separate Account N

The Guardian Separate Account Q

The Guardian Separate Account R

By:	/s/ John H. Walter
John H. Walter
Vice President & Director of Finance
February 8, 2021

Guardian Variable Products Trust

By:	/s/ John H. Walter
John H. Walter
Senior Vice President and Treasurer
February 8, 2021

Park Avenue Institutional Advisers LLC

By:	/s/ John H. Walter
John H. Walter
Senior Vice President, Chief Financial Officer
February 8, 2021

XV.	VERIFICATIONS

The	undersigned states that he has duly executed this Application, dated February 8, 2021, for and on behalf of:

The Guardian Insurance & Annuity Company, Inc.

The Guardian Separate Account A

The Guardian Separate Account B
The Guardian Separate Account C

The Guardian Separate Account D

The Guardian Separate Account E

The Guardian Separate Account F
The Guardian Separate Account K
The Guardian Separate Account M

The Guardian Separate Account N

The Guardian Separate Account Q

The Guardian Separate Account R

The undersigned further states that he is the Vice President & Director of Finance of The Guardian Insurance & Annuity Company, Inc., which is also the depositor of each Separate Account, and that all action by all bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

By:	/s/ John H. Walter
John H. Walter
Vice President & Director of Finance
The Guardian Insurance & Annuity Company, Inc.

The undersigned states that he has duly executed this Application, dated February 8, 2021, for and on behalf of Guardian Variable Products Trust, that he is Senior Vice President and Treasurer of the Trust, and that all action by all bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

By:	/s/ John H. Walter
John H. Walter
Senior Vice President and Treasurer
Guardian Variable Products Trust

The undersigned states that he has duly executed this Application, dated February 8, 2021, for and on behalf of Park Avenue Institutional Advisers LLC, that he is Senior Vice President, Chief Financial Officer of Park Avenue, and that all action by all bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

By:	/s/ John H. Walter
John H. Walter
Senior Vice President, Chief Financial Officer
Park Avenue Institutional Advisers LLC